
11006726

2010

Annual Report




WEST COAST
BANCORP


WEST COAST BANK



WEST COAST BANCORP

DAVID C. BOUC
EXECUTIVE VICE PRESIDENT &
CORPORATE SECRETARY

boucd@wcb.com
PHONE: 503.598.3249
FAX: 503.684.0781

April 11, 2011


SEC MAIL PROCESSING
RECEIVED
APR 13 2011

Securities and Exchange Commission
450 Fifth Street, Northwest
Judiciary Plaza
Washington, D.C. 20549-1004

VIA FEDERAL EXPRESS

RE: **West Coast Bancorp, Lake Oswego, Oregon**
Annual Report to Shareholders
00134509;CIK #: 0000717059

Dear Sir or Madam:

I enclose for filing seven (7) copies of West Coast Bancorp's 2010 Annual Report to Shareholders. The Annual Report is being filed pursuant to Rule 14c-3(b)

For our records, we are enclosing an additional copy of this letter, please date stamp this copy with the date the Annual Report is received and return it to us in the self-addressed, stamped envelope provided.

If you have any questions regarding the enclosed Annual Report, please call me at 503-598-3249. Thank you in advance for your assistance.

Sincerely,

David C. Bouc
Executive Vice President &
General Counsel

Enclosures



SOLID VALUES, SOPHISTICATED TECHNOLOGY, FRIENDLY FACES

In uncertain times, we find comfort in traditional values, in familiar faces and institutions we know and trust. For 85 years, West Coast Bank has been part of the everyday personal and business lives of our customers and our employees. Yes, we've changed – through growth, acquisition and continually evolving technology – but, throughout it all, we are sustained by our core values.

We recognize that our employees play a significant role in our success. West Coast Bank employees are active participants in their communities and trusted advisors to our customers. Customers tell us often how much they enjoy walking into their local bank and being greeted by a teller they've known for years. How much they appreciate picking up the phone and speaking directly with a knowledgeable advisor. Those employees embody our values. Those relationships are part of what makes West Coast Bank a valued part of the community. Big bank resources. Small bank service.

CORE VALUES

Integrity – We are committed to honest, respectful, ethical relations with our customers, business partners and fellow employees.

Respect – We believe in a work environment based on teamwork, encouragement, trust, concern and honest and responsible communication among all employees. We recognize that employees who feel valued are more likely to value the customers they serve.

Quality – We constantly strive for excellence and continuous improvement in our business practices and results.

Communication – We clearly state our needs and expectations of others, and we clearly express our thoughts and ideas.

Commitment – We demonstrate persistence, determination and tenacity in achieving both our individual and corporate goals.

LETTER TO SHAREHOLDERS

The economy continued to be challenging in 2010, and has adversely impacted both residential and commercial real estate values, along with job growth in the Pacific Northwest. In spite of these challenges, West Coast Bancorp made steady, positive progress in many areas over the past year.

For example, the Company returned to profitability, reporting net income of $3.2 million or $.03 per diluted share for the full year 2010. In addition, the Company's total risk-based capital ratio of 18.74% as of December 31, 2010, continued to improve. This level of capital, coupled with the Company's strong balance sheet and liquidity, allows our talented lending staff to focus on prudently growing the loan portfolio.

WEST COAST BANK TOTAL RISK-BASED CAPITAL RATIO


20%
15%
10%
5%
0%
10.23%
10.54%
10.91%
15.37%
18.05%
2006
2007
2008
2009
2010

Total Risk-Based Capital Ratio:
Total Capital (Tier 1 Core Capital + Tier 2 Supplemental Capital)/Risk-Adjusted Assets



Robert D. Sznewajs
President and CEO

Lloyd D. Ankeny
Chairman of the Board

The Company took advantage of the market's competitive environment by continuing to increase both consumer and business checking accounts. Total checking accounts surpassed 100,000 during 2010, a growth of more than 6% from prior year end.

At December 31, 2010, the Company's total nonperforming assets were $100.7 million, a decrease of $52.2 million compared to the same time a year ago. This is the lowest level of nonperforming assets in three years.

As the economy continues to slowly recover in 2011, we anticipate our operating results will reflect that improvement.

The Company's accomplishments in 2010 are the direct result of our dedicated people and their outstanding service to each of our customers on a daily basis. This exceptional service is part of West Coast Bank's mission statement, and it is our heritage.

As we enter our 86th year of community banking, we thank you sincerely for your trust and for your business. We look forward to serving you for many years to come.

Yours very truly,

Robert D. Sznewajs
President and CEO

Lloyd D. Ankeny
Chairman of the Board



WEST COAST BANK AND WEST COAST BANCORP: BOARD OF DIRECTORS

Lloyd D. Ankeny
Chair, Board of Directors
Chair, Governance and
Nominating Committee
Personal Investments
Lincoln City, Oregon

Simon Glick
Chairman
GF Investments
New York, New York
(resigned 2011)

Shmuel (Sam) Levinson
Managing Director
Levinson Capital Management, LLC
White Plains, New York
(appointed January 2011)

Duane C. McDougall
Chair, Compensation and
Personnel Committee
Former President, CEO
Willamette Industries
Chairman, Boise Cascade, LLC
Lake Oswego, Oregon

Steven J. Oliva
President and CEO
Hi-School Pharmacy, Inc.
Chairman, Robertson and
Olson Construction
Vancouver, Washington

John Pietrzak
Principal
Castle Creek Capital, LLC
San Diego, California

Steven N. Spence
Chair, Loans, Investments and
Asset/Liability Committee
Senior Vice President
Spence Partners
RBC Wealth Management
Portland, Oregon
Orcas Island, Washington

Robert D. Sznewajs
President and
Chief Executive Officer
West Coast Bancorp and
West Coast Bank
Lake Oswego, Oregon

Dr. Nancy Wilgenbusch
Chair, Audit and
Compliance Committee
President Emerita
Marylhurst University
Portland, Oregon

WEST COAST TRUST: BOARD OF DIRECTORS

Michael J. Bragg
Chair, Trust Board
Attorney-At-Law
Buckley Law
Lake Oswego, Oregon

Sandra C. Mico
President
West Coast Trust
Portland, Oregon

William R. Trout
Senior Vice President
Chief Investment Officer
Portland, Oregon

David Truitt
Vice President-Owner
Truitt Brothers, Inc.
Salem, Oregon

Dr. Nancy Wilgenbusch
President Emerita
Marylhurst University
Portland, Oregon

TOM MCGIRR

Senior Vice President, Trust Team Leader

Over the past 36 years, West Coast Trust team leader Tom McGirr has administered a lot of family trusts. During that time, he learned the importance of being open-minded and empathetic, of seeing the world from his clients' perspectives, which often is very different from his own. "I've learned you can't impose your personal values or viewpoints on others when evaluating their requests for assistance," McGirr says.

McGirr, a Salem resident, brings those same skills to the community organizations where he's a volunteer. He's been actively involved with Marion-Polk Food Share for more than 20 years, and currently is president of the board. "I firmly believe that, in a country as rich as ours, everyone deserves good, healthy food. Unfortunately, there are a lot of families who, through no fault of their own, can't manage that these days. These are tough times. We see people in line for two hours or more for a food box. It's very rewarding to be able to help."

For McGirr, the trust business, like his volunteer work, is all about people. "This is still a one-on-one business," says West Coast Trust chief investment officer Rick Trout, who's worked with McGirr for years. "With large banks becoming increasingly more automated and less personal, Tom is committed to making sure we do the right thing for our clients."

That commitment played a significant role in McGirr's decision to join West Coast Trust. Frustrated with the lack of flexibility his big bank employer showed in its relationships with clients, Tom McGirr was considering a career change in 2003. "I checked out West Coast Trust," McGirr said, "without much hope that I'd be impressed."

But, when he met a number of West Coast Trust employees he'd previously worked with at other institutions, "it felt like old home week," he said. "We had the same business vision, the same collective goal: to create a first class investment management and trust firm." After more than 30 years in the trust business, McGirr appreciated the advantage of a trust investment strategy that produced consistent results in both up and down markets.

McGirr brought to West Coast Trust a number of clients, who valued their personal relationships with him. "They liked me and they liked the community bank philosophy," he said. "And they really appreciated our investment approach, which is designed to participate in the good times while preserving value in bad times. Add to that frequent communication, personal attention and a common sense approach to doing things, and it's a winning combination for our clients."




CAROL GRANT

Vice President, Relationship Manager,
Southwest Metro Commercial Banking

Carol Grant gave up 30 years of seniority at a large national bank to join West Coast Bank about ten years ago and she's never regretted that decision.

"All of my career has been in customer service," says Grant. "West Coast Bank is committed to customer service and to providing the products its customers want. All of our customers are important. We take a proactive role, help educate them, and analyze their needs. My clients tell me this is very valuable to them."

Grant recognizes particular challenges – and opportunities – for educating clients in today's economy. "For example, as the interest rate environment has changed, I can advise my clients on alternatives that help them accomplish their key objectives," she says.

As a West Coast Bank relationship manager, Grant has a varied portfolio, much of which is non-credit related and is heavy in depository and treasury management. She works with a number of prominent non-profit customers, who don't necessarily need lending.

Grant also volunteers to help many of those non-profit organizations, serving on committees, attending events and helping with fundraising. She admits that programs that support children are especially near and dear to her heart.

Xandra McKeown, West Coast Bank executive vice president of commercial banking, worked with Grant previously, and encouraged her to come to West Coast. McKeown says: "Carol is a great relationship manager because she understands how important it is to take the time to listen and understand the clients' needs. She does what it takes to meet customer expectations, every time."





SHIRLEY FRANCIS

Certified Teller, Newberg-Dundee

"I really enjoy seeing long-time customers, and they're glad to see me, too. I love being a teller," says Shirley Francis. She loved it so much she worked at West Coast Bank (and at Commercial Bank before it merged with West Coast) in Newberg full time for 25 years. She retired in 1998, when her husband retired from his job, but soon realized she wasn't ready to stay home. West Coast lured her back with an offer of on-call work, and she's been there ever since, filling in as needed in branches in Newberg, McMinnville, Dundee, Tualatin, Sherwood and, occasionally, in King City and Lake Oswego.

Francis is a certified teller, a status achieved in an advanced training program that recognizes excellence in customer service and technical skills. With years of experience as a teller, loan clerk, vault clerk, head teller and mentor, Francis' current on-call role makes the most of her broad expertise.

Francis, her husband, adult children and, now, her grandchildren are enthusiastic participants in the bank's community activities, as well. Francis has helped build the West Coast Bank float for the July Old Fashioned Festival parade for years, and her granddaughter, Kelsie Love, rides on the float.

West Coast Bank recognizes how much its customers value long-term relationships with employees like Shirley Francis, and it encourages employee longevity by creating a great workplace. Last year, West Coast Bank provided more than 16,000 hours of employee training.

Dave Hansen, West Coast Bank regional president, Portland/Vancouver, met Francis when West Coast Bank merged with Commercial Bank in 1995. "She's a rock," he says. "Day in and day out, she's our go-to-person. I don't know what we'll do if she ever really does retire."





WEST COAST BANK: OFFICERS

Robert D. Sznewajs*
President/Chief Executive Officer

David C. Bouc*
Executive Vice President
General Counsel
Corporate Secretary

James D. Bygland*
Executive Vice President
Chief Information Officer

Timothy P. Dowling
Regional President
Puget Sound

Anders Giltvedt*
Executive Vice President
Chief Financial Officer

David S. Hansen
Regional President
Portland/Vancouver

Kenneth L. Jundt
Regional President
Coast-Valley

Xandra T. McKeown*
Executive Vice President
Commercial Banking

Hadley S. Robbins*
Executive Vice President
Chief Credit Officer

Cynthia J. Sparacio*
Executive Vice President
Human Resources and Administration

Jeffery A. Bertalotto
Senior Vice President
Commercial Banking

Gerald Burns
Senior Vice President
Government Guaranteed Lending

Gary E. DesRochers
Senior Vice President
Commercial Banking

Bob Dickie
Senior Vice President
Regional Credit Administrator

Lisa K. Dow
Senior Vice President
Credit Services Manager

Dan Ebert
Senior Vice President
Commercial Banking

Jill Faughender
Senior Vice President
Human Resources

Laurie Ferris
Senior Vice President
Compensation and Benefits

Dahr Fry
Senior Vice President
Agricultural Banking

David Green
Senior Vice President
Coast District Manager

Ann Higgins
Senior Vice President
Retail Operations

Craig Hummel
Senior Vice President
Retail and Real Estate Lending

Don Kasinger
Senior Vice President
Retail and Real Estate Lending

Michael Kiyokawa
Senior Vice President
Regional Credit Administrator

David B. Martz
Senior Vice President
Finance

Kevin M. McClung*
Senior Vice President
Controller

Laura McKay
Senior Vice President
Treasury Management

Kristie L. Nockleby
Senior Vice President
Sales Administration and Marketing

Peter D. Perrine
Senior Vice President
Commercial Real Estate Division

Tom Provancha
Senior Vice President
Special Assets

Richard Rasmussen*
Senior Vice President
Assistant General Counsel

Hugh Ross
Senior Vice President
Regional Credit Administrator

Steven J. Ryan
Senior Vice President
Commercial Banking

Gregory B. Schumacher
Senior Vice President
Corporate Risk Management

Richard M. Virkelyst
Senior Vice President
Credit Review

John Vogel
Senior Vice President
Asset and Liability Investment Manager

Randal Wilhelmsen
Senior Vice President
Investment Program Manager

Kenneth Wise
Senior Vice President
Regional Credit Administrator

**Also West Coast Bancorp Officers.*

WEST COAST TRUST: MANAGEMENT TEAM

Sandra C. Mico
President
West Coast Trust

David P. Bell
Senior Vice President
Trust Operating Services

B. Edward Duvall
Vice President
Trust Administration

Tom McGirr
Senior Vice President
Trust Team Leader

William R. Trout
Senior Vice President
Chief Investment Officer

Tim Whalen
Vice President
Manager of Client Services

OREGON BRANCHES

Airport Way and 122nd
5083 NE 122nd Avenue
Portland, Oregon 97230
503.257.6511

Beaverton
3600 SW Cedar Hills Boulevard
Beaverton, Oregon 97005
503.643.7643

Bend
359 SW Century Drive
Bend, Oregon 97702
541.318.6137

Bend East
62080 Dean Swift Road
Suite 180
Bend, Oregon 97701
541.617.2859

Canby
1455 SE First Avenue
Canby, Oregon 97013
503.651.3157

Charbonneau
31840 SW Charbonneau Drive
Suite F
Wilsonville, Oregon 97070
503.694.6633

Clackamas
11690 SE 82nd Avenue
Portland, Oregon 97086
503.387.4040

Cornelius Pass
21995 NW Imbrie Drive
Hillsboro, Oregon 97124
503.615.0303

Dallas
150 W Ellendale
Dallas, Oregon 97338
503.623.9281

Depoe Bay
541 NW Highway 101
Depoe Bay, Oregon 97341
541.765.2356

Dundee
1410 N Highway 99
Dundee, Oregon 97115
503.554.8417

Eugene North
1005 Green Acres Road
Suite 101
Eugene, Oregon 97408
541.683.9559

Eugene West
874 Seneca Road
Eugene, Oregon 97402
541.687.6870

Forest Grove
4110 Pacific Avenue
Forest Grove, Oregon 97116
503.359.4495

Gresham
473 NW Burnside Road
Gresham, Oregon 97030
503.618.0939

Happy Valley Town Center
15820 SE Happy Valley Town
Center Drive
Happy Valley, Oregon 97086
503.489.1920

Hillsboro
310 SE Washington Street
Hillsboro, Oregon 97123
503.693.6792

Keizer
4260 River Road N
Keizer, Oregon 97303
503.399.2966

Keizer
(Located in Willamette Lutheran)
7693 Wheatland Road N
Keizer, Oregon 97303
503.371.2671

Keizer
(Located in Avamere Retirement Center)
5210 River Road N
Keizer, Oregon 97303
503.371.2670

King City
15340 SW Royalty Parkway
King City, Oregon 97224
503.968.6643

Lake Oswego
5000 Meadows Road, Suite 100
Lake Oswego, Oregon 97035
503.624.5864

Lincoln City
4157 N Highway 101, Suite 135
Lincoln City, Oregon 97367
541.994.9161

MLK and Main
1234 SE Martin Luther King Jr.
Boulevard
Portland, Oregon 97214
503.813.8370

Mt. Angel
160 East Charles Street
Mt. Angel, Oregon 97362
503.845.2265

McMinnville
2214 McDonald Lane
McMinnville, Oregon 97128
503.474.9695

Molalla
401 E Main Street
Molalla, Oregon 97038
503.829.2237

Monmouth
200 E Main Street
Monmouth, Oregon 97361
503.838.0601

Newberg
3500 Portland Road
Newberg, Oregon 97132
503.538.3184

Newport Downtown
506 SW Coast Highway
Newport, Oregon 97365
541.265.6666

Newport North
2350 N Coast Highway
Newport, Oregon 97365
541.265.6691

North Plains
10355 NW Glencoe Road
Suite A
North Plains, Oregon 97133
503.647.2245

Oregon City
19550 Molalla Avenue, Suite 139
Oregon City, Oregon 97045
503.723.5036

Pearl District
1207 NW Glisan
Portland, Oregon 97209
503.274.0655

Portland Downtown
1000 SW Broadway, Suite 100
Portland, Oregon 97205
503.224.4245

Raleigh Hills
4805 SW 77th Avenue
Portland, Oregon 97225
503.292.6319

Salem Battle Creek
5686 Commercial Street SE
Suite 110
Salem, Oregon 97306
503.362.2174

Salem Downtown
550 Center Street NE
Salem, Oregon 97301
503.399.2920

Salem East
510 Lancaster Drive NE
Salem, Oregon 97301
503.399.2944

Salem South
3305 Commercial Street SE
Salem, Oregon 97302
503.399.2978

Salem West
1060 Wallace Road NW
Salem, Oregon 97304
503.399.2955

Silverton
315 E Main Street
Silverton, Oregon 97381
503.873.5376

Stayton
1800 Wilco Road
Stayton, Oregon 97383
503.769.7307

Sublimity
(Located in Marian Estates)
390 Church Street SE
Sublimity, Oregon 97385
503.769.8336

Tigard
11675 SW Pacific Highway
Tigard, Oregon 97223
503.598.7482

Toledo
222 NE Highway 20
Toledo, Oregon 97391
541.336.1326

Tualatin-Sherwood
8805 SW Tualatin-Sherwood Road
Tualatin, Oregon 97062
503.691.9929

Waldport
425 NW Hemlock
Waldport, Oregon 97394
541.563.3273

Wilsonville
29702 SW Town Center Loop West
Wilsonville, Oregon 97070
503.682.9818

Woodburn
(Located in Country Meadows Village)
155 S Evergreen
Woodburn, Oregon 97071
971.983.3300

Woodburn East
1755 Mt. Hood Avenue
Suite 120
Woodburn, Oregon 97071
503.981.8365

Woodburn West
2540 Newberg Highway
Woodburn, Oregon 97071
503.981.0100

WASHINGTON BRANCHES

Centralia
1100 Harrison Avenue
Centralia, Washington 98531
360.736.0722

Chehalis
290 NW Chehalis Avenue
Chehalis, Washington 98532
360.748.1887

Hawks Prairie
8140 Freedom Lane, Bldg. E
Suite A
Lacey, Washington 98516
360.923.0638

Hoodsport
24341 N Highway 101
Hoodsport, Washington 98548
360.877.5272

Lacey
665 Woodland Square Loop SE
Lacey, Washington 98503
360.456.2400

Olympia Downtown
303 Union Avenue SE
Olympia, Washington 98501
360.753.2400

Olympia West
2850 Harrison Avenue NW
Olympia, Washington 98502
360.754.2400

Orchards
7500 NE 117th Avenue
Vancouver, Washington 98662
360.253.3785

Shelton
2307 Olympic Highway N
Shelton, Washington 98584
360.426.5581

Vancouver Main
500 E Broadway, Suite 100
Vancouver, Washington 98660
360.695.3439

East Vancouver
1125 SE 163rd Place, Suite 102
Vancouver, Washington 98683
360.260.0823

Salmon Creek
13305 NE Highway 99
Suite 106
Vancouver, Washington 98686
360.571.7104

Tukwila
400 Industry Drive, Suite 110
Tukwila, Washington 98188
425.251.6525


Scotch

WEST COAST TRUST
West Coast Trust services are available by appointment at all West Coast Bank branches.

MAIN OFFICES:
Salem
301 Church Street NE
Salem, Oregon 97301
503.399.2993

Portland
1000 SW Broadway, Suite 1100
Portland, Oregon 97205
503.224.2472

Vancouver
500 E Broadway, Suite 100
Vancouver, Washington 98666
360.906.4277
Or call toll free:
800.451.3049

GOVERNMENT GUARANTEED LENDING GROUP
500 E Broadway, Suite 380
Vancouver, Washington 98660
360.906.9629
Toll free 800.716.7474

WEST COAST INVESTMENT CENTER
Investment Center services are available by appointment at all West Coast Bank branches. To place trades or to contact an Investment Representative near you, call toll free 888.569.8823.

Securities provided by PrimeVest Financial Services, Inc., an independent registered broker/dealer. Member SIPC/NASD. Not FDIC insured; no bank guarantee; may lose value.

WEST COAST BANCORP
Corporate Office
5335 Meadows Road, Suite 201
Lake Oswego, Oregon 97035
503.598.3241
Fax 503.684.0781

Human Resources
550 Center Street NE
Salem, Oregon 97301
503.315.2836



WEST COAST
BANCORP

wcb.com
NASDAQ: WCBO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



Received SEC
APR 13 2011
Washington, DC 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

Commission file number 0-10997

WEST COAST BANCORP

(Exact name of registrant as specified in its charter)

Oregon	93-0810577
(State or other jurisdiction of incorporation or organization)	I.R.S. Employer Identification Number

5335 Meadows Road – Suite 201, Lake Oswego, Oregon 97035
(Address of principal executive offices)(Zip code)

(503) 684-0884
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: Common Stock
(Title of Class)
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

[ ] Large Accelerated Filer [X] Accelerated Filer [ ] Non-accelerated Filer [ ] Smaller Reporting Company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

The aggregate market value of registrant's Common Stock held by non-affiliates of the registrant on June 30, 2010, was approximately $245,873,000.

The number of shares of registrant's Common Stock outstanding on January 31, 2011, was 96,426,489.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the West Coast Bancorp Definitive Proxy Statement for the 2011 annual meeting of shareholders of West Coast Bancorp are incorporated by reference into Part III of this Form 10-K.

Table of Contents

		PAGE
PART I		
	Forward Looking Statement Disclosure	2
Item 1.	Business	3
Item 1A.	Risk Factors	11
Item 1B.	Unresolved Staff Comments	15
Item 2.	Properties	15
Item 3.	Legal Proceedings	15
Item 4.	[Reserved]	15
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	16
Item 6.	Selected Financial Data	18
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	20
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	50
Item 8.	Financial Statements and Supplementary Data	52
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	95
Item 9A.	Controls and Procedures	95
Item 9B.	Other Information	97
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	97
Item 11.	Executive Compensation	97
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	98
Item 13.	Certain Relationships and Related Transactions, and Director Independence	98
Item 14.	Principal Accountant Fees and Services	98
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	99
Signatures		100
Index to Exhibits		101

Forward Looking Statement Disclosure

Statements in this Annual Report of West Coast Bancorp ("Bancorp" or the "Company") regarding future events or performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA") and are made pursuant to the safe harbors of the PSLRA. The Company's actual results could be quite different from those expressed or implied by the forward-looking statements. Words such as "could," "may," "should," "plan," "believes," "anticipates," "estimates," "predicts," "expects," "projects," "potential," or "continue," or words of similar import, often help identify "forward-looking statements," which include any statements that expressly or implicitly predict future events, results, or performance. Factors that could cause events, results or performance to differ from those expressed or implied by our forward-looking statements include, among others, risks discussed in Item 1A, "Risk Factors" of this report, risks discussed elsewhere in the text of this report, as well as the following specific factors:

- General economic conditions, whether national or regional, and conditions in real estate markets, that may affect the demand for our loan and other products, lead to further declines in credit quality and additional loan losses, negatively affect the value and salability of the real estate that we own or that is the collateral for many of our loans and hinder our ability to increase lending activities;
- Changing bank regulatory conditions, policies, or programs, whether arising as new legislation or regulatory initiatives or changes in our regulatory classifications, that could lead to restrictions on activities of banks generally or West Coast Bank (the "Bank") in particular, increased costs, including deposit insurance premiums, price controls on debit card interchange, regulation or prohibition of certain income producing activities, or changes in the secondary market for bank loan and other products;
- Competitive factors, including competition with community, regional and national financial institutions, that may lead to pricing pressures that reduce yields the Bank earns on loans and increase rates the Bank pays on deposits, the loss of our most valued customers, defection of key employees or groups of employees, or other losses;
- Increasing or decreasing interest rate environments, including the slope and level of the yield curve, that could lead to decreases in net interest margin, lower net interest and fee income, including lower gains on sales of loans, and changes in the value of the Company's investment securities; and
- Changes or failures in technology or third party vendor relationships in important revenue production or service areas or increases in required investments in technology that could reduce our revenues, increase our costs, or lead to disruptions in our business.

Furthermore, forward-looking statements are subject to risks and uncertainties related to the Company's ability to, among other things: dispose of properties or other assets obtained through foreclosures at expected prices and within a reasonable period of time; attract and retain key personnel; generate loan and deposit balances at projected spreads; sustain fee generation including gains on sales of loans; maintain asset quality and control risk; limit the amount of net loan charge-offs; adapt to changing customer deposit, investment and borrowing behaviors; control expense growth; and monitor and manage the Company's financial reporting, operating and disclosure control environments.

Readers are cautioned not to place undue reliance on our forward-looking statements, which reflect management's analysis only as of the date of the statements. The Company does not intend to publicly revise or update forward-looking statements to reflect events or circumstances that arise after the date of this report.

Readers should carefully review all disclosures we file from time to time with the Securities and Exchange Commission ("SEC").

PART I

ITEM 1. BUSINESS

General

West Coast Bancorp ("Bancorp" or the "Company") is a bank holding company headquartered in Lake Oswego, Oregon. Bancorp's principal business activities are conducted through its full-service, commercial bank subsidiary, West Coast Bank (the "Bank"), an Oregon state-chartered bank with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2010, the Bank had facilities in 43 cities and towns in western Oregon and southwestern Washington, operating a total of 61 full-service and four limited-service branches and a Small Business Administration ("SBA") lending office in Vancouver, Washington. Bancorp also owns West Coast Trust Company, Inc. ("West Coast Trust"), an Oregon trust company that provides agency, fiduciary and other related trust services with offices in Portland and Salem, Oregon.

Bancorp reports two principal operating segments in the notes to its financial statements: West Coast Bank and West Coast Trust and parent company related operations. For more information regarding Bancorp's operating segments, see Note 22 "Segment and Related Information" to the Company's audited consolidated financial statements included under the section "Financial Statements and Supplementary Data" in Item 8 of this report.

Bancorp experienced rapid balance sheet and loan growth during the period 2002-2007. With the onset of a significant slowdown in economic activity and unprecedented disruptions in the real estate and credit markets, this growth period ended in late 2007 and Bancorp experienced net losses of $6.3 million for 2008 and $91.2 million for 2009. The Bank's earliest and most significant losses arose out of its two-step residential construction lending program pursuant to which the Bank made residential construction loans to individuals (referred to in this report as the "two-step loan program"). The Bank experienced significant losses in other loan portfolios as well resulting from the economic slowdown. The prolonged recession and severe slump in housing and other real estate markets have hindered the ability of the Bank's borrowers to repay loans and the value of the property that serves as collateral for many of the Bank's loans.

During 2008 and 2009, Bancorp and the Bank took several steps to preserve capital and sustain or improve regulatory capital ratios, including careful management of capital and operating expenses along with a reduction of risk weighted assets. Bancorp also sought new capital through various means and successfully raised significant capital as follows:

In October 2009, Bancorp completed a private capital raise (referred to in this report as, the "private capital raise") in which it received net proceeds of $139.2 million in exchange for various securities that ultimately resulted in the issuance of: 71,442,450 shares of Common Stock, 121,328 shares of mandatorily convertible cumulative participating preferred stock, Series B ("Series B Preferred Stock"), and Class C Warrants exercisable for a total of 240,000 shares of Series B Preferred Stock at a price of $100.00 per share (the "Class C Warrants"), to investors in the private capital raise. Shares of Series B Preferred Stock automatically convert into 6,066,400 shares of Common Stock upon transfer of the Series B shares to third parties in a widely dispersed offering. Similarly, shares of Series B Preferred Stock issuable upon exercise of the Class C Warrants will automatically convert into 12,000,000 shares of Common Stock following exercise of the Class C Warrants and transfer of the Series B shares issuable there under to third parties in a widely dispersed offering.

As a result of the private capital raise, a small group of shareholders own a significant portion of the Company's stock, which may allow these persons to influence the business through voting of shares and other means and may affect trading and volatility in the Company's stock. See "Risk Factors" in Item 1A of this report.

Following the private capital raise, Bancorp conducted a rights offering of up to 5.0 million shares of Common Stock at a subscription price of $2.00 per share during the first quarter 2010. The rights offering was oversubscribed, after taking into account exercise of certain over subscription privileges. The net proceeds of the rights offering were $9.3 million, all of which was contributed to the Bank in first quarter 2010.

On June 24, 2010, Bancorp commenced a discretionary equity issuance program (the "Program") through Sandler O'Neill + Partners, L.P., as its sales agent. In connection with the Program, Bancorp sold an aggregate of 2.8 million shares of Common Stock at an average sales price of $2.80 per share. The aggregate gross sales proceeds were $7.9 million from which Bancorp contributed $6.0 million to the Bank in second quarter 2010. The Program was terminated on August 6, 2010.

Regulatory capital ratios at Bancorp and Bank improved significantly as a result of the Company's capital raising activities and reductions in its risk weighted assets. As a result of these actions as well as the continued weak economy throughout 2010, which led to loan losses and contributed to limited new loan opportunities, the Bank experienced a significant reduction in the size of its loan portfolio and a dramatic increase in its portfolio of investment securities. This shift in earning asset mix has resulted in significant downward pressure on Bancorp's net interest income and margin. That said, with its current strong capital and liquidity position, the Company has operating flexibility to pursue its business strategies going forward from a capital perspective.

As of December 31, 2010, Bancorp had total assets of $2.46 billion, with total net loans of $1.50 billion and total investment securities of $646.1 million. Bancorp's total deposits at December 31, 2010, were $1.94 billion and stockholders' equity was $272.6 million. At December 31, 2009, Bancorp had total assets of $2.73 billion, total net loans of $1.69 billion and total investment securities of $562.3 million. Bancorp's total deposits at December 31, 2009, were $2.15 billion, with stockholders' equity of $249.1 million. At December 31, 2010, tangible book value per share was $2.60 down from $6.98 at December 31, 2009, as a result of share issuances as part of capital raising activities over the last 15 months.

Bancorp and Bank are each parties to an agreement with regulators. For more information regarding these regulatory agreements, see the discussion under the subheading "Current Regulatory Actions" in the section "Supervision and Regulation" included in Item 1 of this report.

West Coast Bank

The Bank traces its origins to a bank organized in 1925 under the name The Bank of Newport. The Bank in its current form resulted from the merger on December 31, 1998, of the Bank of Newport of Newport, Oregon, The Commercial Bank of Salem, Oregon, Bank of Vancouver of Vancouver, Washington and Centennial Bank of Olympia, Washington, into a single entity. This entity was re-named West Coast Bank. The Bank's headquarters are presently located in Lake Oswego, Oregon.

The Bank's Oregon branches are located in the following cities and towns: Beaverton, Bend (2), Canby, Clackamas, Dallas, Depoe Bay, Dundee, Eugene (2), Forest Grove, Gresham, Happy Valley, Hillsboro (2), Keizer (3), King City, Lake Oswego, Lincoln City, McMinnville, Molalla, Monmouth, Mt. Angel, Newberg, Newport (2), North Plains, Oregon City, Portland (5), Salem (5), Silverton, Stayton, Sublimity, Tigard, Toledo, Tualatin, Waldport, Wilsonville (2) and Woodburn (3). The Bank's Washington branches are located in Centralia, Chehalis, Hoodsport, Lacey (2), Olympia (2), Shelton, Tukwila and Vancouver (4).

The primary business strategy of the Bank is to provide comprehensive banking and related financial services within its local communities. The Bank emphasizes the diversity and accessibility of its product lines and services and conducts its business consistent with its client value proposition, which is to provide products typically associated with larger financial organizations, while maintaining the local decision making authority, market knowledge and customer service orientation typically associated with a community bank. The Bank focuses on four targeted areas: 1) high value consumers (including the mature market), 2) small businesses that desire streamlined packaged products, 3) commercial businesses that benefit from customized lending, deposit, cash management, and investment solutions and 4) clients requiring real estate financing for construction of commercial and residential projects as well as permanent financing for income producing properties.

For consumer banking customers, the Bank offers a variety of checking and savings accounts, check cards, and competitive borrowing products, such as personal lines of credit, credit cards and a variety of first and second lien residential mortgage products and other types of consumer loans. Consumer accounts consist of free checking and three other account types, each specifically designed to meet the needs of a unique market segment. Because of the straightforward and streamlined product design, our personal bankers are able to quickly and easily help our clients identify the best account for their needs. Financing offerings for consumers include residential real estate mortgage loans, home equity lines and loans, personal lines of credit and consumer credit cards. Customers have access to the Bank's products and services through a variety of convenient channels such as 24 hour 7 days a week automated phone and internet access, a personal customer service center accessed by phone, and ATMs (both shared and proprietary networks), as well as through our branch locations.

For business banking customers, the Bank offers customized deposit products tailored for specific needs, including a variety of checking accounts, sophisticated internet-based cash management, iDeposit^{SM}, a remote deposit service that allows business customers to make deposits electronically, and a full array of investment services, all with online and/or CD-ROM information and customizable reporting. The Bank recently began offering a new business online suite of products called eBiz Access PLUS^{SM}, which offers commercial clients a customized Treasury Management Online Banking system featuring enhanced security features, real time customizable reports, and expanded treasury management services that are all accessed through a customized dashboard. Customized financing packages provide businesses with a comprehensive suite of credit facilities that include general commercial loans (short and intermediate term), revolving lines of credit, real estate loans and lines to support construction, owner occupied and investor financing and SBA loans. The Bank also offers business credit cards (VISA), extensive merchant service options and equipment leasing through vendor alliances and other types of business credit.

The Bank is committed to community banking and intends to remain community-focused. Bancorp's strategic vision includes greater commercial banking market penetration, coupled with focused distribution capability in targeted Pacific Northwest markets. The Bank intends to grow its distribution and reach through expansion of its branch network in target markets and through continued product expansion and use of new technology, including a full range of transaction and payment system capabilities.

West Coast Trust

West Coast Trust provides trust services and life insurance products to individuals, for-profit and not for-profit businesses and institutions. West Coast Trust acts as fiduciary of estates and conservatorships, and as a trustee under various wills, trusts, and pension and profit-sharing plans. The main office of West Coast Trust is located at 1000 SW Broadway, Suite 1100, Portland, Oregon 97205, (503) 279-3911. The market value of assets managed for others at December 31, 2010, was $311.5 million.

West Coast Statutory Trusts III, IV, V, VI, VII and VIII

West Coast Statutory Trusts III, IV, V, VI, VII and VIII are wholly-owned subsidiary trusts of Bancorp formed to facilitate the issuance of trust preferred securities. The trusts were organized in September 2003, March 2004, April 2006, December 2006, March 2007 and June 2007, respectively, in connection with six offerings of trust preferred securities. In September 2009, the Company elected to defer interest payments related to all of its trust preferred securities. As of December 31, 2010, the Company had accrued $1.8 million in deferred interest payable under the terms of these securities. For more information regarding Bancorp's issuance of trust preferred securities, see Note 10 "Junior Subordinated Debentures" to the Company's audited financial consolidated statements included under the section "Financial Statements and Supplementary Data" in Item 8 of this report. For more information regarding risks related to our trust preferred securities and junior subordinated debentures, see the discussion under the section "Risk Factors" in Item 1A of this report.

Additional Information

Bancorp's filings with the SEC, including its annual report on Form 10-K, quarterly reports on Form 10-Q, periodic reports on Form 8-K and amendments to these reports, are accessible free of charge at our website at http://www.wcb.com as soon as reasonably practicable after filing with the SEC. By making this reference to our website, we do not intend to incorporate into this report any information contained in the website. The website should not be considered part of this report.

The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers with publicly traded securities, including the Company.

Employees

At December 31, 2010, Bancorp and its subsidiaries had approximately 735 employees. None of these employees are represented by labor unions. Management believes that Bancorp's relationship with its employees is good. Bancorp emphasizes a positive work environment for its employees and our work environment is measured annually utilizing an anonymous employee survey. Results continue to indicate a high level of employee satisfaction. Management continually strives to retain top talent as well as provide career development opportunities to enhance skill levels. A number of benefit programs are available to eligible employees.

Competition

Commercial banking in the state of Oregon and southwest Washington is highly competitive with respect to providing banking services, including making loans and attracting deposits. The Bank competes with other banks, as well as with savings and loan associations, savings banks, credit unions, mortgage companies, investment banks, insurance companies, securities brokerages and other financial institutions. Banking in Oregon and Washington is dominated by several large banking institutions, including U.S. Bank, Wells Fargo Bank, Bank of America, and Chase Bank, which together account for a majority of the total commercial and savings bank loans and deposits in Oregon and Washington. These competitors have significantly greater financial resources and offer a greater number of branch locations (with statewide branch networks), higher lending limits, and a variety of services not offered by the Bank. Bancorp has attempted to offset some of the advantages of the larger competitors by leveraging technology and third party arrangements to deliver contemporary product solutions and better compete in targeted customer segments. The Bank has positioned itself successfully as a local alternative to banking conglomerates that may be perceived by customers or potential customers to be impersonal, out-of-touch with the community, or simply not interested in providing banking services to some of the Bank's target customers.

In addition to larger institutions, numerous "community" banks and credit unions operate in the Bank's market areas. As a result of very weak real estate markets over the past few years, a number of banks and credit unions have developed a similar focus to the Bank. These institutions have further increased competition, particularly in the Portland metropolitan area, where the Bank has enjoyed significant growth in past years and focused much of its expansion efforts. Additionally, a heightened focus by larger institutions on the Bank's market segments has led to intensified competition in all aspects of Bancorp's business.

The financial services industry has experienced widespread consolidation over the last decade. Bancorp anticipates that consolidation among financial institutions in its market areas will continue and perhaps accelerate as a result of not only financial distress in the industry but also significantly increased regulatory burdens and rules negatively impacting both expenses and revenues.

Supervision and Regulation

Bancorp is an Oregon corporation headquartered in Lake Oswego, Oregon, and is registered with the Federal Reserve as a bank holding company. The Bank is an Oregon state bank and is not a member of the Federal Reserve System. The Bank's primary federal regulator is the FDIC and, at the state level, the Oregon Department of Consumer and Business Services Division of Finance and Corporate Securities (the "DFCS").

The laws and regulations applicable to Bancorp and its subsidiaries are primarily intended to protect borrowers and depositors of the Bank and not stockholders of Bancorp. Various proposals to change the laws and regulations governing the banking industry are currently pending in Congress, in the state legislatures and before the various bank regulatory agencies. In the current economic climate and regulatory environment, there is a high likelihood of enactment of new banking legislation and promulgation of new banking regulations. The potential impact of new laws and regulations on Bancorp and its subsidiaries cannot be determined, but any such laws and regulations may materially affect the business and prospects of Bancorp and its subsidiaries. Violation of the laws and regulations applicable to Bancorp and its subsidiaries may result in the imposition of regulatory enforcement actions, including assessment of civil money penalties. The following is a brief description of the significant laws and regulations that govern our activities.

Bank Holding Company Regulation

As a registered bank holding company, Bancorp is subject to the supervision of, and regular inspection by, the Federal Reserve pursuant to the Bank Holding Company Act of 1956, as amended (the "BHCA"). Bancorp must file reports with the Federal Reserve and must provide it with such additional information as it may require. The BHCA restricts the direct and indirect activities of Bancorp to banking, managing or controlling banks and other subsidiaries authorized under the BHCA, and activities that are closely related to banking or managing or controlling banks. Bank holding companies like Bancorp must, among other things, obtain prior Federal Reserve approval before they: (1) acquire direct or indirect ownership or control of any voting shares of any bank or bank holding company that results in total ownership or control, directly or indirectly, of more than 5% of the outstanding shares of any class of voting securities of such bank or bank holding company; (2) merge or consolidate with another bank holding company; or (3) acquire substantially all of the assets of another bank or bank holding company.

Bank holding companies must also act as a source of financial and managerial strength to subsidiary banks. This means that Bancorp is required to commit, as necessary, resources to support the Bank. Under certain conditions, the Federal Reserve may conclude that certain actions of a bank holding company, such as payment of cash dividends, would constitute unsafe and unsound banking practices.

Subsidiary banks of a bank holding company are subject to certain other restrictions under the Federal Reserve Act and Regulation W covering transactions with affiliates generally and in particular on extensions of credit to the parent holding company or any affiliate, investments in the securities of the parent, and covering the use of such securities as collateral for loans to any borrower. These restrictions may limit Bancorp's ability to obtain funds from the Bank for its cash needs, including funds for payment of interest on its junior subordinated debentures, cash dividends and operational expenses.

Bank Regulation

General. The Bank is an Oregon state-bank and is not a member of the Federal Reserve System. The Bank conducts banking business in Oregon and Washington. The Bank is subject to supervision and regulation by the DFCS, the FDIC and to a lesser extent, the Washington Department of Financial Institutions. The Bank's regulators conduct regular examinations of the Bank and have the authority to prohibit the Bank from engaging in unsafe or unsound banking practices.

Deposit Insurance. Eligible deposits maintained at the Bank are insured by the FDIC up to $250,000 per account, and from December 31, 2010, through December 31, 2012, a depositor's funds in a noninterest bearing transaction account or an Interest on Lawyers Trust Account are fully insured. The Bank is required to pay quarterly deposit insurance premiums to the FDIC. Premiums are based on an assessment of how much risk a particular institution presents to the Bank Insurance Fund. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern. The FDIC may terminate deposit insurance if it determines the institution involved has engaged in or is engaging in unsafe or unsound banking practices, is in unsafe or unsound condition, or has violated applicable laws, regulations or orders.

Community Reinvestment Act and Fair Lending and Reporting Requirements. The Bank is subject to the Community Reinvestment Act of 1977, as amended ("CRA") and to certain fair lending and reporting requirements that relate primarily to home mortgage lending operations. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. The federal banking agencies may take into account compliance with the CRA when regulating and supervising other activities, such as evaluating mergers, acquisitions and applications to open a branch or facility. In connection with its assessment of CRA performance, the FDIC assigns a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance." The Bank's most recent CRA rating, based on an examination in February 2008, was satisfactory.

There are several rules and regulations governing fair lending and reporting practices by financial institutions. A bank may be subject to substantial damages, penalties and corrective measures for any violation of fair lending and reporting, including credit reporting, laws and regulations.

Consumer Privacy. The Gramm-Leach-Bliley Act of 1999 requires financial institutions to implement policies and procedures regarding the disclosure of nonpublic personal information about consumers to non-affiliated third parties. In general, the statutes require explanations to consumers on policies and procedures regarding the disclosure of such nonpublic personal information, and, except as otherwise required by law, prohibits disclosing such information except as provided in the Bank's policies and procedures. The Bank has implemented privacy policies addressing these restrictions which are distributed regularly to all existing and new customers of the Bank.

Consumer Information Security. The Federal Reserve and other bank regulatory agencies have adopted final guidelines for safeguarding confidential, personal customer information. These guidelines require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to create, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazard to the security or integrity of such information and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. Bancorp and the Bank have adopted a customer information security program to comply with such requirements.

Capital Adequacy Requirements

Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum levels, the bank holding company or bank may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses or to open new facilities.

The FDIC and Federal Reserve use risk-based capital guidelines for banks and bank holding companies. Risk-based guidelines are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off balance sheet exposure and to minimize disincentives for holding liquid low-risk assets. Assets and off balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off balance sheet items.

The guidelines are minimums and the Federal Reserve may require that a banking organization maintain ratios in excess of the minimums, particularly organizations contemplating significant expansion. Current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier I capital. Tier I capital for bank holding companies includes common stockholders' equity, qualifying preferred stock and minority interests in equity accounts of consolidated subsidiaries, minus certain deductions, including, without limitation, goodwill, other identifiable intangible assets, and deferred tax assets.

The Federal Reserve also monitors a leverage ratio, which is Tier I capital as a percentage of total assets minus certain deductions, including, without limitations, goodwill, mortgage servicing assets, other identifiable intangible assets, and certain deferred tax assets, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 3%.

The minimum risk-based capital requirements adopted by the U.S. federal banking agencies follow the Capital Accord of the Basel Committee on Banking Supervision. The Basel Committee has developed further revisions to the Capital Accord (Basel III), which includes narrowing the definition of capital, increasing capital requirements for specific exposures, introducing short-term liquidity coverage and term funding standards, and establishing an international leverage ratio. The Company fully expects to be in compliance with the higher Basel III capital standards applicable to it when they become effective over the transition period from 2013 through 2018.

For more information regarding the Bank and Bancorp's capital and leverage ratios, see the discussion under the section "Capital Resources" in the Item 7 of this report. For more information regarding regulatory enforcement actions that increase minimum ratios applicable to Bancorp and the Bank, see the discussion under the subheading "Current Regulatory Actions" in this section below.

The Federal Deposit Insurance Corporation Improvement Act ("FDICIA"), among other things, created a statutory framework of supervisory actions indexed to the capital level of the individual institution. Under regulations adopted by the FDIC, an institution is assigned to one of five capital categories - well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized - depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors such as an overall assessment of the level and severity of problem and classified assets. Undercapitalized, significantly undercapitalized, and critically undercapitalized banks are subject to certain mandatory supervisory corrective actions.

Under FDICIA, each federal banking agency has prescribed, by regulation, non-capital safety and soundness standards for institutions under its authority. These standards cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation.

Dividends

Substantially all of our activities are conducted through the Bank. Consequently, as the parent company of the Bank, the Company receives substantially all of its revenue as dividends from the Bank. The banking regulators may prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. Oregon law also limits a bank's ability to pay dividends.

Pursuant to a Memorandum of Understanding ("MOU") with the FDIC and DFCS, the Bank is prohibited from paying dividends without the consent of the FDIC and DFCS. Pursuant to a Written Agreement with the Federal Reserve Bank of San Francisco ("Reserve Bank") and DFCS, Bancorp is prohibited from paying dividends and making payments of interest or principal on subordinated indebtedness or trust preferred securities without the prior consent of the Reserve Bank, the Director of Banking Supervision and Regulation of the Board of Governors of the Federal Reserve System (the "Federal Reserve Director"), and the DFCS. For more information regarding regulatory actions, see the discussion under the subheading "Current Regulatory Actions" in this section below.

Other Laws and Regulations

Interstate Banking and Branching. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Currently, adequately capitalized and managed bank holding companies may purchase banks in any state and states may not prohibit these purchases. Additionally, banks are permitted to merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. Oregon and Washington each enacted "opting in" legislation in accordance with the Interstate Act. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low income area.

Monetary and Fiscal Policy Effects on Interest Rates. Banking is a business which depends on interest rate differentials. In general, the major portion of a bank's earnings derives from the differences between: (i) interest received by a bank on loans extended to its customers and the yield on securities held in its investment portfolio; and (ii) the interest paid by a bank on its deposits and its other borrowings (the bank's "cost of funds.") Thus, our earnings and growth are constantly subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary, fiscal and related policies of the United States and its agencies, particularly the Federal Reserve and the U.S. Treasury. The nature and timing of changes in such policies and their impact cannot be predicted.

Overdraft Programs - Recent Developments. The Electronic Funds Transfer Act (the "EFTA") provides a basic framework for establishing the rights, liabilities, and responsibilities of consumers who use electronic funds transfer ("EFT") systems. The EFTA is implemented by the Federal Reserve's Regulation E, which governs transfers initiated through ATMs, point-of-sale terminals, payroll cards, automated clearinghouse ("ACH") transactions, telephone bill-payment plans, or remote banking services. Recent amendments to Regulation E require consumers to opt in (affirmatively consent) to participation in the Bank's overdraft service program for ATM and one-time debit card transactions before overdraft fees may be assessed on the consumer's account. Notice of the opt-in right must be provided to all new customers who are consumers, and the customer's affirmative consent must be obtained, before charges may be assessed on the consumer's account for paying such overdrafts.

The recent amendments to Regulation E also provide bank customers with an ongoing right to revoke consent to participation in an overdraft service program for ATM and one-time debit card transactions and prohibits banks from conditioning the payment of overdrafts for checks, ACH transactions, or other types of transactions that overdraw the consumer's account on the consumer's opting into an overdraft service for ATM and one-time debit card transactions. For customers who do not affirmatively consent to overdraft service for ATM and one-time debit card transactions, a bank must provide those customers with the same account terms, conditions, and features that it provides to consumers who do affirmatively consent, except for the overdraft service for ATM and one-time debit card transactions.

On November 24, 2010, the FDIC issued FIL-81-2010 to provide "guidance" ("Overdraft Guidance") on automated overdraft service programs to ensure that a bank mitigates the risks associated with offering automated overdraft payment programs and complies with all consumer protection laws and regulations.

The Bank's compliance with the recent amendments to Regulation E and the Overdraft Guidance may have a substantial negative impact on the Bank's revenue from overdraft service fees and non-sufficient funds ("NSF") charges. For more information regarding risks facing Bancorp and the Bank, see the discussion under the section "Risk Factors" in Item 1A of this report.

Current Regulatory Actions

Holding Company Written Agreement. On December 15, 2009, Bancorp entered into a Written Agreement with the Reserve Bank and DFCS. The Written Agreement requires that as long as the Written Agreement is in effect, Bancorp may not:

- Declare or pay any dividends without the prior written approval of the Reserve Bank, the Federal Reserve Director, and the DFCS;
- Directly or indirectly take dividends or any other form of payment representing a reduction in capital at the Bank without the prior written approval of the Reserve Bank and the DFCS;
- Make any payments of interest or principal on subordinated indebtedness or trust preferred securities without the prior written approval of the Reserve Bank, the Federal Reserve Director, and the DFCS; or
- Directly or indirectly incur, increase, or guarantee any debt without the prior written approval of the Reserve Bank and the DFCS.

Bank Memorandum of Understanding. On October 6, 2010, the Bank entered into a MOU with the FDIC and DFCS, which replaced the prior Order to Cease and Desist ("Consent Order") issued against the Bank that was terminated by the FDIC and DFCS on July 15, 2010. The MOU requires that during the life of the MOU the Bank may not pay dividends without the written consent of the FDIC and DFCS and that the Bank maintain higher levels of capital than required by published capital adequacy requirements, as discussed above.

ITEM 1A. RISK FACTORS

The following are risks that management believes are specific to our business. This should not be viewed as an all inclusive list or in any particular order.

Future loan losses may exceed our allowance for credit losses.

We are subject to credit risk, which is the risk that borrowers will fail to repay loans in accordance with their terms. We maintain an allowance for credit losses that represents management's best estimate, as of a particular date, of the probable amount of loan receivables and unfunded commitments that the Bank will be unable to collect. An extended recession or further weakening of the economy or a specific industry sector or a rapid change in interest rates could adversely affect our borrowers' ability to repay loans. Developments of this nature could result in losses in excess of our allowance for credit losses. In addition, to the extent that loan payments from borrowers are not timely, the loans will be placed on nonaccrual status, thereby lowering earning assets balances and reducing future interest income, and, in certain circumstances, requiring reversal of previously accrued interest income. If we determine that it is appropriate to increase the allowance for credit losses to address changing conditions, we will do so through additional provision for credit losses. Any additional provision for credit losses to increase the allowance for credit losses results in a decrease in net income, and possibly risk-based capital, and may have a material adverse effect on our financial condition and results of operations. For more information regarding the Company's allowance for credit losses, see the discussion under the subheading "Allowance for Credit Losses" and "Critical Accounting Policies" included in Item 7 of this report.

A large percentage of our loan portfolio is secured by real estate. As a result, we are particularly vulnerable to continued deterioration in the real estate market in our market areas.

Approximately 79% of our loan portfolio is secured by real estate. As a result, we are vulnerable to declines in the real estate markets in which we operate. We have experienced declining real estate values over the last three years and have experienced high levels of net charge-offs and provision for credit losses, which have only recently begun to decline. If we experience increases in commercial and consumer delinquency levels or renewed declines in real estate market values, we would expect increased loan charge-offs and provision for credit losses, which could have a material adverse effect on our business, financial condition and results of operations and prospects. Because of our significant concentration in loans secured by real estate, we are particularly vulnerable to such effects.

The recession has been particularly severe in the market areas we serve and our results of operations will continue to be adversely affected if the local economies do not improve or if the recession worsens.

Substantially all of our loans and loan opportunities are to businesses and individuals in our markets in Washington and Oregon. As evidenced by the unemployment rate in Oregon, which has hovered at or above 10% since January 2009, and was at 10.6% in December 2010, our region has been severely impacted by the same challenges facing the economy nationally and perhaps more so. The region has also experienced severe declines in residential and commercial real estate values. If we experience further deterioration in the economic conditions or a prolonged delay in economic recovery in our market areas, we could face the following consequences, any of which could materially and adversely affect our business: the value of assets that serve as collateral for our loans, especially real estate, may decline further in value; loan delinquencies could increase; problem assets and foreclosures may increase; demand for our products and services may decrease; and access to low cost or noninterest bearing deposits may decrease.

Financial services legislation and regulatory reforms may have a significant impact on our businesses and results of operations.

The Dodd-Frank Act was signed into law on July 21, 2010, and many of its provisions have extended implementation periods and delayed effective dates and will require extensive rulemaking by regulatory authorities as well as require multiple studies to be conducted over the next one to two years. The Dodd-Frank Act, including future rules implementing its provisions and the interpretation of those rules, could result in a number of adverse impacts on us. The levels of capital and liquidity with which we and the Bank must operate may be increased, resulting in decreased leverage and reduced earnings. We may also be subjected to new and/or higher fees paid to various regulatory entities, including but not limited to deposit insurance premiums to the FDIC. Revenue on interchange fees may decrease as a result of the level of fees the Federal Reserve deems "reasonable and proportional" when it finalizes its proposed regulation standards on the amount of interchange fees that can be charged to merchants for electronic debit card transactions. The Company may also be subject to additional regulations under the newly established Bureau of Consumer Financial Protection which has been given broad authority to implement new consumer protection regulations. These and other provisions of the Dodd-Frank Act could limit our ability to pursue business opportunities we might otherwise consider engaging in, impose additional costs on us, result in significant loss of revenue, impact the value of assets we hold, or otherwise significantly adversely affect our businesses.

The Bank derives overdraft fee income from its customer's participation in the Bank's overdraft service program. Recent amendments to Regulation E and the FDIC's new Overdraft Guidance may impact our customer's participation in the program and our overdraft fee income may be negatively affected.

Under recent amendments to Regulation E, customer's that desire to participate in the Bank's overdraft service program for ATM and one-time-debit card transactions must affirmatively opt-in because the Bank imposes service fees on such transactions. Although the majority of our customers have elected to opt-in, we are not able to predict future customer behavior or determine whether new customers will elect to opt-in. The FDIC issued guidance on overdraft payment programs in November 2010, which becomes effective July 2011. The guidance requires banks to, among other things, establish an outreach program to customers who excessively overdraw their account and advise them of lower cost alternatives, institute appropriate daily limits on customer costs and consider eliminating overdraft fees for transactions that overdraw an account by a de minimus amount. If customers do not elect to participate or remain in our overdraft protection program, an important source of noninterest income will be negatively affected.

The Congressional and regulatory response to the current economic and credit crisis could have an adverse effect on our business.

Federal and state legislators and regulators are pursuing increased regulation of how loans are originated, purchased, and sold, and properties are foreclosed, as a result of the current economic and credit crisis. Changes in the banking industry, lending markets and secondary markets for loans and related congressional and regulatory responses may impact how the Bank conducts business, makes and underwrites loans, and buys and sells loans in secondary markets. Loan sales are subject to proper compliance with standard underwriting rules that if not met, may allow the secondary market buyer to require the Company to repurchase the note. We are unable to predict whether any legislative or regulatory initiatives or actions will be implemented or what form they will take. Any such actions could affect us in substantial and unpredictable ways and could have an adverse effect on our business, financial condition and results of operations. For more information regarding the regulatory environment in which we operate, see the discussion under the subheading "Supervision and Regulation" included in Item 1 of this report.

Significant legal and regulatory actions could subject us to uninsured liabilities, associated reputational risk, and reduced revenues.

From time to time, we are sued for damages or threatened with lawsuits relating to various aspects of our operations. We may also be subject to investigations and possibly substantial civil money penalties assessed by, or other actions of, federal or state regulators in connection with violations or alleged violations of applicable laws, regulations or standards. We may incur substantial attorney fees and expenses in the process of defending against lawsuits or regulatory actions and our insurance policies may not cover, or cover adequately, the costs of adverse judgments, civil money penalties, and attorney fees and expenses. As a result, we may be exposed to substantial uninsured liabilities, which could adversely affect our results of operations, capital, and financial condition.

We are subject to reputational risk, which is the potential that negative publicity regarding our business practices, whether true or not, could cause a decline in our customer base, stock price, or general reputation in the markets in which we operate. Reputational risk is heightened in the instance of publicity surrounding lawsuits or regulatory actions. We are presently subject to regulatory agreements with the primary regulators for Bancorp and the Bank. These agreements restrict our activities. They also may negatively affect our reputation.

Impairment of investment securities, including Federal Home Loan Bank of Seattle (the "FHLB") stock, could negatively impact our results of operations.

Our investment securities portfolio currently includes securities with unrecognized losses, including our securities in FHLB. We own common stock of the FHLB with a carrying value of $12.1 million. Ownership of FHLB common stock is a requirement to qualify for membership in the FHLB system, which enables us to borrow funds from the FHLB. Our assessment of the impairment of investment securities, including our investment in FHLB common stock, factors in several uncertain and qualitative factors, including, without limitation, the length of time and extent to which the fair value of a particular security has been less than cost, the financial condition and near-term prospects of the issuer, and our intent and ability to retain a particular investment long enough to recover value in the future. We evaluate the securities portfolio for other-than-temporary impairment each reporting period, as required by generally accepted accounting principles in the United States of America. As of December 31, 2010, we did not recognize any securities as other-than-temporarily impaired. There can be no assurance, however, that future evaluations of the securities portfolio will not lead us to the conclusion that we must recognize an impairment charge with respect to these and other holdings.

The FHLB is under regulatory restrictions on its operations due primarily to credit related charges recorded on private-label mortgage-backed securities and is currently prohibited by its primary regulator, the Federal Housing Finance Authority, from repurchasing or redeeming capital stock or paying dividends to members. Consequently, for this and other reasons, there is a risk that our investment in common stock of the FHLB could be deemed other than temporarily impaired at some time in the future. The impact of each of these impairment matters could have a material adverse effect on our business and results of operations.

We may seek to raise additional capital in the future to enhance capital levels, improve capital ratios, provide capital for acquisitions, or increase liquidity available for operations and other opportunities.

We are not restricted from issuing additional shares of our Common Stock or Preferred Stock. While we have no plans to do so at this time, in the event we desire to raise additional capital, any equity or debt financing, if available at all, may not be available on terms that are favorable to the Company. In the case of equity financings, the issuance of additional common stock, convertible preferred stock, warrants, or other convertible securities or the exercise of such securities could be substantially dilutive to holders of our Common Stock and securities issued in such financings may have rights, preferences and privileges that are senior to those of our current shareholders. Any debt financing may include covenants that restrict our operations and interest charges that detract from future earnings.

Bancorp is restricted from paying cash dividends on its Common Stock, and these restrictions may continue for a significant period of time.

Pursuant to the Written Agreement with the Reserve Bank and the DFCS, Bancorp is prohibited from paying dividends without prior consent of the Reserve Bank, the Federal Reserve Director and the DFCS, or extending credit or otherwise supplying funds to, or engaging in certain transactions with the Bank. Additionally, even if Bancorp obtains regulatory approval to pay dividends, we may not pay any cash dividends on our Common Stock until we are current on interest payments on our junior subordinated debentures issued in connection with our trust preferred securities. For these and other reasons, Bancorp may not resume paying cash dividends on its Common Stock for some time into the future, if at all.

Bancorp is a separate and distinct legal entity from its subsidiaries. Substantially all of Bancorp's funds and revenue is received as dividends paid from the Bank, which is currently restricted from paying dividends. The Bank may not pay dividends to Bancorp in the near future.

Substantially all of Bancorp's funds and revenue is received as dividends paid from the Bank. Pursuant to the MOU the Bank is prohibited from paying dividends to Bancorp without the consent of the FDIC and the DFCS. We do not know when the FDIC and DFCS would consent to a request from the Bank to pay dividends to Bancorp. In the event the Bank continues to be unable to pay dividends to Bancorp, Bancorp may not be able to service debt or pay other obligations. The inability to receive dividends from the Bank could have a material adverse effect on Bancorp's business, financial condition, including liquidity, and results of operations. Additionally, we have elected to defer regularly scheduled interest payments on our junior subordinated debentures issued in connection with our trust preferred securities and may be deemed to be in default if payment is not made prior to the end of the deferral period.

During the third quarter of 2009, we began deferring regularly scheduled interest payments of its junior subordinated debentures issued in connection with our trust preferred securities. Under the terms of the junior subordinated debentures and the trust documents, we have the contractual right to defer payments of interest on the junior subordinated debentures for up to 20 consecutive quarterly periods without default. During the deferral period, the respective trusts will likewise suspend the declaration and payment of dividends on the trust preferred securities. If the Company fails to bring the deferred payments current prior to the end of the deferral period, then we may be deemed to be in default under the terms of the notes and subject to various penalties.

Rapidly changing interest rates could reduce our net interest margin, net interest income, fee income and net income.

Interest and fees on loans and investment securities, net of interest paid on deposits and borrowings, are a large part of our net income. Interest rates are a key driver of our net interest margin and are subject to many factors beyond our control. As interest rates change, net interest income is affected. It could also lead to decreased demand for loans and other products that are priced based on interest rates. Rapid increases in interest rates could result in interest expense increasing faster than interest income because of mismatches in financial instrument maturities. Rapid decreases in interest rates could result in interest income decreasing faster than interest expense, for example, if management is unable to match decreases in earning assets yields, with reduced rates paid on deposits or borrowings. Periods of low market interest rates, such as we have today, may adversely affect our net interest spread and net interest income because our earning assets yield decreases and stays low during a time that our cost of interest bearing liabilities is already low and cannot be correspondingly reduced further. For more information regarding interest rates, see the discussion under the section "Quantitative and Qualitative Disclosures about Market Risk" in the Item 7A of this report.

We face liquidity risks in the operation of our business.

Liquidity is crucial to the operation of Bancorp and the Bank. Liquidity risk is the potential that the Company will be unable to fund increases in assets or meet payment obligations, including obligations to depositors, as they become due because of an inability to obtain adequate funding or liquidate assets at a reasonable cost. Funding illiquidity may arise at the Bank if we are unable to, at reasonable terms, attract and retain deposits, secure or renew borrowings from the overnight inter-bank market, the FHLB, or the Federal Reserve discount window, or access other sources of liquidity, as described in more detail under the heading "Liquidity and Sources of Funds" in Item 7 of this report. Changes or disruptions to the FHLB system could adversely impact our ability to meet our short-term and long-term liquidity requirements. If we fail to monitor and control our liquidity risks, there may be materially adverse effects on our results of operations and financial condition.

We face operational risks that may result in unexpected losses.

We face various operational risks that arise from the potential that inadequate information systems, operational problems, failures in internal controls, breaches of our security systems, fraud, the execution of unauthorized transactions by employees, or any number of unforeseen catastrophes could result in unexpected losses. Additionally, third party vendors provide key components of our business infrastructure such as internet connections, network access, data reporting, and data processing. Any problems caused by third parties could adversely affect our ability to deliver products and services to our customers and our revenues, expenses, and earnings. Replacing third party vendors, should that be necessary, may entail significant delay and expense.

The financial services industry is very competitive.

We face competition in attracting and retaining deposits, making loans and providing other financial services. Our competitors include other community banks, larger banking institutions, and a wide range of other financial institutions, such as credit unions, government-sponsored enterprises, mutual fund companies, insurance companies and other non-bank businesses. Many of these competitors have substantially greater resources than us. For a more complete discussion of our competitive environment, see the discussion under the heading "Competition" included in Item 1 of this report. If we are unable to compete effectively, we will lose market share, and income from loans and other products may be reduced.

Inability to hire or retain key professionals, management and staff could adversely affect our revenues and net income.

We rely on key personnel to manage and operate our business, including, but not limited to, major revenue generating functions such as our loan and deposit portfolios. The loss of key staff may adversely affect our ability to maintain and manage these portfolios effectively, which could negatively affect our revenues and earnings.

Market and other constraints on our loan origination volumes may lead to continued pressure on our interest and fee income.

Due to the poor economic conditions in the markets in which we operate and other factors, we expect continued pressure on new loan originations in the near term, particularly with respect to construction loans. If we are unable to increase loan volumes, there will be continued pressure on our interest income and fees generated from our lending operations. Unless we are able to offset the lower interest income and fees with increased activity in other areas of our operations, our total revenues may decline relative to our total noninterest expenses. We expect that it may be difficult to find new revenue sources in the near term.

Our products and services are delivered on a technological platform that is subject to rapid change and transformation.

The financial services industry is undergoing rapid technological change and we face constant evolution of customer demand for technology-driven financial and banking products and services. Many of our competitors have substantially greater resources to invest in technological improvement and product development, marketing, and implementation. Any failure to successfully keep pace with and fund technological innovation in the markets in which we compete could have a material adverse impact on our business and results of operation.

Our Common Stock trades in relatively limited volumes and a significant percentage continues to be owned by investors in the October 2009 private capital raise, resulting in a share price that is volatile and which may be subject to downward pricing pressure in the event significant shareholders decide to dispose of shares of our Common Stock.

Our Common Stock trades on the NASDAQ Global Select Market under the symbol "WCBO" and trading volume is modest. The limited trading market for our Common Stock may lead to exaggerated fluctuations in market prices and possible market inefficiencies, as compared to a more actively traded stock. It may also make it more difficult to dispose of our shares at expected prices, especially for holders seeking to dispose of a large number of our shares. In addition, if a large shareholder or group of investors in our private capital raise elects to sell their shares, such sales or attempted sales could result in significant downward pressure on the market price of our Common Stock and actual price declines.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The principal properties owned by the Bank include a 40,000-square-foot office and branch facility in downtown Salem, Oregon, a 15,600-square-foot office and branch facility in Newport, Oregon, and a 12,000-square-foot branch and office facility in Lacey, Washington. In total, the Bank owns 27 buildings, primarily to house branch offices. The Bank leases the land under seven buildings and owns the land under 20 buildings. In addition, the Bank leases 42 office spaces and buildings for branch locations.

Other non-branch office facilities are located in leased office space, including our headquarters office in Lake Oswego, Oregon, office and processing space in Salem, Oregon, where the Bank's data center is located, space in Wilsonville, Oregon, where its loan servicing and operations center is located, space in Vancouver, Washington, where we have lending personnel and a branch office, and space in downtown Portland, where we have commercial banking personnel, West Coast Investment Services and West Coast Trust. In addition, we lease two smaller office spaces for lending personnel in Lake Oswego, Oregon, and in Tukwila, Washington.

The aggregate monthly rental on 49 leased properties is approximately $338,000.

ITEM 3. LEGAL PROCEEDINGS

On June 24, 2009, West Coast Trust was served with an Objection to Personal Representative's Petition and Petition for Surcharge of Personal Representative in Linn County Circuit Court. The petition was filed by the beneficiaries of the estate of Archie Q. Adams, for which West Coast Trust acts as the personal representative. The petitioners allege a breach of fiduciary duty with respect to West Coast Trust's prior sale of real property owned by the Adams estate and sought relief in the form of a surcharge to West Coast Trust of $215,573,115.60, the amount of the alleged loss to the estate. West Coast Trust filed a motion to dismiss on July 2, 2009, which was granted in a letter ruling dated September 15, 2009. Petitioners appealed and opening briefs are due March 22, 2011. The Company believes the appeal and underlying petition are without merit.

Bancorp and its subsidiaries are periodically party to litigation arising in the ordinary course of business. Based on information currently known to management, although there are uncertainties inherent in litigation, we do not believe there is any legal action to which Bancorp or any of its subsidiaries is a party that, individually or in the aggregate, will have a materially adverse effect on Bancorp's financial condition and results of operations, cash flows, or liquidity.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stock Price and Dividends

Bancorp Common Stock trades on the NASDAQ Global Select Market under the symbol "WCBO." The high and low closing sale prices per share of our Common Stock for each quarter during the last two years are shown in the table below, together with dividend information for each period. The prices below do not include retail mark-ups, mark-downs or commissions, may not represent actual transactions and are not adjusted for dividends. As of December 31, 2010, there were approximately 1,900 holders of record of our Common Stock.

	2010			2009		
	Market Price		Cash dividend	Market Price		Cash dividend
	High	Low	declared	High	Low	declared
1st Quarter	$3.00	$2.05	$0.00	$6.59	$1.09	$0.01
2nd Quarter	$3.44	$2.55	$0.00	$4.56	$1.85	$0.01
3rd Quarter	$2.75	$2.06	$0.00	$3.33	$1.53	$0.00
4th Quarter	$2.94	$2.45	$0.00	$2.82	$2.00	$0.00

Bancorp dividends are limited under federal and Oregon laws and regulations pertaining to Bancorp's financial condition. Payment of dividends by the Bank is also subject to limitation under state and federal banking laws and by actions of state and federal banking regulators. For more information on this topic, see the discussion under the section "Supervision and Regulation" included in Item 1 of this report and the section "Liquidity and Sources of Funds" included in Item 7 of this report.

Under Bancorp's Written Agreement with the Reserve Bank and the DFCS, Bancorp may not pay cash dividends without prior regulatory approval. Similarly, the Bank may not pay dividends to Bancorp without consent of the FDIC and DFCS. Bancorp has also exercised its right to defer regularly scheduled interest payments on its junior subordinated debentures issued in connection with our trust preferred securities. It may not pay any cash dividends on its Common Stock until it is current on interest payments on its junior subordinated debentures.

Information regarding securities authorized for issuance under equity compensation plans is incorporated by reference into Part III, Item 12 of this report.

Issuer Purchases of Equity Securities

The following table provides information about purchases of Common Stock by the Company during the quarter ended December 31, 2010:

Period	Total Number of Shares Purchased/Cancelled [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Maximum Number of Shares Remaining at Period End that May Be Purchased Under the Plans or Programs
10/1/10 - 10/31/10	(1,525)	$2.63	-	1,051,821
11/1/10 - 11/30/10	-	$0.00	-	1,051,821
12/1/10 - 12/31/10	-	$0.00	-	1,051,821
Total for quarter	(1,525)		-	

[1] Shares repurchased by Bancorp during the quarter include shares repurchased from employees in connection with cancellation of restricted stock to pay withholding taxes totaling 1,525 shares, 0 shares, and 0 shares, respectively, for the periods indicated. There were no shares repurchased in the periods indicated pursuant to the Company's corporate stock repurchase program publicly announced in July 2000 (the "Repurchase Program") and described in footnote 2 below.

[2] Under the Repurchase Program, the board of directors originally authorized the Company to purchase up to 330,000 common shares, which amount was increased by 550,000 shares in September 2000, by 1.0 million shares in September 2001, by 1.0 million shares in September 2002, and by 1.0 million shares in April 2004, and by 1.0 million shares in September 2007 for a total authorized repurchase amount as of December 31, 2010, of approximately 4.9 million shares, 1.05 million shares remain available for repurchase under the plan subject to any regulatory restrictions.

Five Year Stock Performance Graph

The following chart compares the yearly percentage change in the cumulative shareholder return on our Common Stock during the five years ended December 31, 2010, with (1) the Total Return Index for the NASDAQ Stock Market (U.S. Companies) and (2) the Total Return Index for NASDAQ Bank Stocks. This comparison assumes $100.00 was invested on December 31, 2005, in our Common Stock and the comparison groups and assumes the reinvestment of all cash dividends prior to any tax effect and retention of all stock dividends. Bancorp's total cumulative return was -87% over the five year period ended December 31, 2010, compared to -31.4% and 25.8% for the NASDAQ Bank Stocks and NASDAQ composite, respectively.


Total Return Performance
Index Value
140
120
100
80
60
40
20
0
West Coast Bancorp
NASDAQ Composite
NASDAQ Bank Index
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010

	Period Ended					
Index	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**
West Coast Bancorp	100	132.6	72.7	27.5	8.9	13.0
NASDAQ Composite	100	110.3	122.1	73.5	106.6	125.8
NASDAQ Bank Index	100	113.7	91.4	72.0	60.2	68.6

ITEM 6. SELECTED FINANCIAL DATA

Consolidated Five Year Financial Data

The following selected consolidated five year financial data should be read in conjunction with Bancorp's audited consolidated financial statements and the related notes to those statements presented in Item 8 of this report.

(Dollars in thousands, except per share data)	As of and For the Year ended December 31,				
	2010	2009	2008	2007	2006
Interest income	$ 105,576	$ 112,150	$ 140,846	$ 183,190	$ 150,798
Interest expense	22,269	33,423	48,696	68,470	49,926
Net interest income	83,307	78,727	92,150	114,720	100,872
Provision for credit losses	18,652	90,057	40,367	38,956	2,733
Net interest income after provision for credit losses	64,655	(11,330)	51,783	75,764	98,139
Noninterest income	32,697	9,129	24,629	33,498	28,096
Noninterest expense	90,337	108,288	90,323	85,299	81,665
Income (loss) before income taxes	7,015	(110,489)	(13,911)	23,963	44,570
Provision (benefit) for income taxes	3,790	(19,276)	(7,598)	7,121	15,310
Net income (loss)	$ 3,225	$ (91,213)	$ (6,313)	$ 16,842	$ 29,260
Net interest income on a tax equivalent basis [2]	$ 84,478	$ 80,222	$ 93,901	$ 116,361	$ 102,432
Per share data:					
Basic earnings (loss) per share	$ 0.03	$ (5.83)	$ (0.41)	$ 1.08	$ 1.95
Diluted earnings (loss) per share	$ 0.03	$ (5.83)	$ (0.41)	$ 1.04	$ 1.86
Cash dividends	$ -	$ 0.02	$ 0.29	$ 0.51	$ 0.45
Period end book value per common share	$ 2.61	$ 7.02	$ 12.63	$ 13.35	$ 12.89
Weighted average common shares outstanding	87,300	15,510	15,472	15,507	15,038
Weighted average diluted shares outstanding	90,295	15,510	15,472	16,045	15,730
Total assets	$ 2,461,059	$ 2,733,547	$ 2,516,140	$ 2,646,614	$ 2,465,372
Total deposits	$ 1,940,522	$ 2,146,884	$ 2,024,379	$ 2,094,832	$ 2,006,352
Total long-term borrowings	$ 168,599	$ 250,699	$ 91,059	$ 83,100	$ 57,991
Total loans, net	$ 1,496,053	$ 1,686,352	$ 2,035,876	$ 2,125,752	$ 1,924,673
Stockholders' equity	$ 272,560	$ 249,058	$ 198,187	$ 208,241	$ 200,882
Financial ratios:					
Return on average assets	0.13%	-3.49%	-0.25%	0.66%	1.33%
Return on average equity	1.21%	-45.66%	-3.06%	7.93%	16.47%
Average equity to average assets	10.32%	7.64%	8.04%	8.37%	8.10%
Dividend payout ratio	0.00%	-0.34%	-70.73%	47.51%	24.19%
Efficiency ratio [1]	78.14%	122.34%	72.79%	56.90%	62.23%
Net loans to assets	60.79%	61.69%	80.91%	80.33%	78.07%
Average yields earned [2]	4.40%	4.71%	5.92%	7.72%	7.37%
Average rates paid	1.27%	1.76%	2.60%	3.76%	3.27%
Net interest spread [2]	3.13%	2.95%	3.32%	3.96%	4.10%
Net interest margin [2]	3.48%	3.33%	3.90%	4.86%	4.96%
Nonperforming assets to total assets	4.09%	5.59%	7.86%	1.12%	0.06%
Allowance for loan losses to total loans	2.62%	2.23%	1.40%	2.16%	1.18%
Allowance for credit losses to total loans	2.67%	2.29%	1.45%	2.53%	1.18%
Net loan charge-offs to average loans	1.05%	4.21%	3.04%	0.34%	0.06%
Allowance for loan loss to nonperforming loans	65.68%	38.74%	22.67%	177.53%	1567.61%

[1] The efficiency ratio has been computed as noninterest expense divided by the sum of net interest income on a tax equivalent basis and noninterest income excluding gains/losses on sales of securities.

[2] Interest earned on nontaxable securities has been computed on a 35% tax equivalent basis.

Consolidated Quarterly Financial Data

The following table presents selected consolidated quarterly financial data for each quarter of 2009 and 2010. The financial information contained in this table reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods.

2010 (Dollars in thousands, except per share data)	December 31,	September 30,	June 30,	March 31,
Interest income	$ 25,509	$ 26,053	$ 26,816	$ 27,198
Interest expense	3,620	4,178	7,906	6,565
Net interest income	21,889	21,875	18,910	20,633
Provision for credit losses	1,693	1,567	7,758	7,634
Noninterest income	8,595	8,069	9,625	6,408
Noninterest expense	23,330	23,003	22,909	21,095
Net income (loss) before income taxes	5,461	5,374	(2,132)	(1,688)
Provision (benefit) for income taxes	3,549	(676)	1,717	(800)
Net income (loss)	$ 1,912	$ 6,050	$ (3,849)	$ (888)
Earnings (loss) per common share:				
Basic	$0.02	$0.06	($0.04)	($0.01)
Diluted	$0.02	$0.06	($0.04)	($0.01)
Return on average assets [1]	0.31%	0.96%	-0.58%	-0.13%
Return on average equity [1]	2.75%	8.84%	-5.92%	-1.42%

[1] Ratios have been annualized.

2009 (Dollars in thousands, except per share data)	December 31,	September 30,	June 30,	March 31,
Interest income	$ 26,948	$ 27,725	$ 28,869	$ 28,608
Interest expense	7,710	8,580	8,655	8,478
Net interest income	19,238	19,145	20,214	20,130
Provision for credit losses	35,233	20,300	11,393	23,131
Noninterest income (loss)	(6,148)	4,971	5,958	4,348
Noninterest expense	24,181	23,489	25,244	35,374
Loss before income taxes	(46,324)	(19,673)	(10,465)	(34,027)
Provision (benefit) for income taxes	2,543	(7,265)	(4,126)	(10,428)
Net loss	$ (48,867)	$ (12,408)	$ (6,339)	$ (23,599)
Loss per common share:				
Basic	($3.13)	($0.79)	($0.41)	($1.51)
Diluted	($3.13)	($0.79)	($0.41)	($1.51)
Return on average assets [1]	-7.06%	-1.85%	-0.99%	-3.85%
Return on average equity [1]	-74.54%	-29.39%	-14.61%	-48.54%

[1] Ratios have been annualized.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the audited consolidated financial statements and related notes to those statements as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, of West Coast Bancorp and its subsidiaries that appear in Item 8 "Financial Statements and Supplementary Data" of this report. References to "we," "our" or "us" refer to West Coast Bancorp and its subsidiaries.

Forward-Looking Statement Disclosure

Statements in this Annual Report of West Coast Bancorp ("Bancorp" or the "Company") regarding future events or performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA") and are made pursuant to the safe harbors of the PSLRA. The Company's actual results could be quite different from those expressed or implied by the forward-looking statements. Words such as "could," "may," "should," "plan," "believes," "anticipates," "estimates," "predicts," "expects," "projects," "potential," or "continue," or words of similar import, often help identify "forward-looking statements," which include any statements that expressly or implicitly predict future events, results, or performance. Factors that could cause events, results or performance to differ from those expressed or implied by our forward-looking statements include, among others, risks discussed in Item 1A, "Risk Factors" of this report, risks discussed elsewhere in the text of this report, as well as the following specific factors:

- General economic conditions, whether national or regional, and conditions in real estate markets, that may affect the demand for our loan and other products, lead to further declines in credit quality and additional loan losses, and negatively affect the value and salability of the real estate that we own or is the collateral for many of our loans and hinder our ability to increase lending activities;
- Changing bank regulatory conditions, policies, or programs, whether arising as new legislation or regulatory initiatives or changes in our regulatory classifications, that could lead to restrictions on activities of banks generally or West Coast Bank (the "Bank") in particular, increased costs, including deposit insurance premiums, price controls on debit card interchange, regulation or prohibition of certain income producing activities, or changes in the secondary market for bank loan and other products;
- Competitive factors, including competition with community, regional and national financial institutions, that may lead to pricing pressures that reduce yields earned on loans and increase rates paid on deposits, the loss of our most valued customers, defection of key employees or groups of employees, or other losses;
- Increasing or decreasing interest rate environments, including the slope and level of the yield curve, that could lead to decreases in net interest margin, lower net interest and fee income, including lower gains on sales of loans, and changes in the value of Bancorp's investment securities; and
- Changes or failures in technology or third party vendor relationships in important revenue production or service areas or increases in required investments in technology that could reduce our revenues, increase our costs, or lead to disruptions in our business.

Furthermore, forward-looking statements are subject to risks and uncertainties related to the Company's ability to, among other things: dispose of properties or other assets obtained through foreclosures at expected prices and within a reasonable period of time; attract and retain key personnel; generate loan and deposit balances at projected spreads; sustain fee generation including gains on sales of loans; maintain asset quality and control risk; limit the amount of net loan charge-offs; adapt to changing customer deposit, investment and borrowing behaviors; control expense growth; and monitor and manage the Company's financial reporting, operating and disclosure control environments.

Readers are cautioned not to place undue reliance on our forward-looking statements, which reflect management's analysis only as of the date of the statements. Bancorp does not intend to publicly revise or update forward-looking statements to reflect events or circumstances that arise after the date of this report.

Readers should carefully review all disclosures we file from time to time with the Securities and Exchange Commission.

Overview

2010 Financial review

The Company's operating results in 2010 show several favorable trends. During 2010, we recorded:

- Net income of $3.2 million compared to a loss of $91.2 million in 2009;
- A net interest margin of 3.48%, an increase of 15 basis points from 3.33% in 2009;
- An average rate paid on total deposits of .60%, a decline from 1.17% in 2009;
- A provision for credit losses of $18.7 million, down $71.4 million from $90.1 million in 2009;
- Net loan charge-offs of $17.0 million, a decline from $80.6 million in 2009; and
- Net Other Real Estate Owned ("OREO") valuation adjustments and gains and losses on sales of $4.4 million, a reduction from $27.0 million in 2009.

The financial condition of Bancorp and the Bank also continued to strengthen in 2010, as evidenced by:

- Increasing the Bank's total and tier 1 risk-based capital ratios to 18.05% and 16.79%, respectively, at December 31, 2010, up from 15.37% and 14.11% at December 31, 2009;
- Improving the Bank's leverage ratio to 12.51% at December 31, 2010, from 10.57% a year ago; and
- Reducing total nonperforming assets by 34% or $52.2 million over the past twelve months to $100.7 million at year end.

In addition, the Bank continued to reduce real estate construction loan balances, which contracted 56% from $99.3 million at December 31, 2009, to $44.1 million, or less than 3% of total loans, at December 31, 2010.

Update on Regulatory Actions

On July 15, 2010, the Consent Order issued to the Bank effective on October 22, 2009 by the Oregon Department of Consumer and Business Services Division of Finance and Corporate Securities (the "DFCS") and the Federal Deposit Insurance Corporation ("FDIC") was terminated. Although the Consent Order was terminated, the DFCS and FDIC required the Bank enter into a Memorandum of Understanding on October 6, 2010.

Bancorp remains subject to a Written Agreement with the DFCS and the Federal Reserve Bank of San Francisco (the "Reserve Bank") which was entered into on December 15, 2009. Bancorp's agreement with the Reserve Bank and DFCS is referred to in this Item 7 as the "Written Agreement."

For more information, see the discussion under the subheading "Current Regulatory Actions" in the section "Supervision and Regulation" included in Item 1 of this report.

Income Statement Overview

Our net income for the full year 2010 was $3.2 million, compared to net losses of $91.2 million in 2009 and $6.3 million in 2008. Earnings per diluted share for the year ended December 31, 2010 was $.03, while the loss per diluted share for the years ended December 31, 2009 and 2008 was $5.83 and $.41, respectively. Return on average equity improved to 1.2% in 2010 from -45.7% in 2009 and -3.1% in 2008. As discussed below, the improved year-over-year performance was primarily due to reduced provision for credit losses and OREO losses in 2010.

Net Interest Income, Average Balances, Yields Earned, and Rates Paid. The following table displays information on net interest income, average yields earned and rates paid, as well as net interest spread and margin information on a tax equivalent basis for the periods indicated. The adjustment to a taxable equivalent basis increases interest income by an estimate of the additional yield that would have been received by the Company if its tax-exempt securities had been taxable at the statutory rate. This information can be used to follow the changes in our yields and rates and the changes in our earning assets and liabilities over the past three years:

(Dollars in thousands)	Year Ended December 31,			Increase (Decrease)		Percentage Change	
	2010	2009	2008	10-09	09-08	10-09	09-08
Interest and fee income [1]	$106,747	$113,645	$142,597	($6,898)	($28,952)	-6.1%	-20.3%
Interest expense	$22,269	$33,423	$48,696	($11,154)	($15,273)	-33.4%	-31.4%
Net interest income [1]	$84,478	$80,222	$93,901	$4,256	($13,679)	5.3%	-14.6%
Average interest earning assets	$2,425,073	$2,410,755	$2,409,896	$14,318	$859	0.6%	0.0%
Average interest bearing liabilities	$1,751,296	$1,897,170	$1,876,083	($145,874)	$21,087	-7.7%	1.1%
Average interest earning assets/ Average interest bearing liabilities	138.47%	127.07%	128.45%	11.40%	-1.38%		
Average yield earned [1]	4.40%	4.71%	5.92%	-0.31%	-1.21%		
Average rate paid	1.27%	1.76%	2.60%	-0.49%	-0.84%		
Net interest spread [1]	3.13%	2.95%	3.32%	0.18%	-0.37%		
Net interest margin [1]	3.48%	3.33%	3.90%	0.15%	-0.57%		

[1] Interest earned on nontaxable securities has been computed on a 35% tax equivalent basis.

Net interest income on a tax equivalent basis totaled $84.5 million for the year ended December 31, 2010, an increase of $4.3 million or 5.3% from $80.2 million in 2009. The net interest margin increased 15 basis points to 3.48% in 2010 from 3.33% in 2009. The increase in net interest income and margin from 2009 to 2010 was mainly due to lower rates paid on interest bearing deposits, a change in deposit mix to lower cost demand deposits, as well as lower cash balances at the Federal Reserve and lower nonaccrual loan balances. These trends more than offset a significant shift in the Company's earning assets mix from loan to investment securities balances and the cost of prepaying a portion of our FHLB debt in 2010. The yield on the investment portfolio in 2010 was 2.94% or 250 basis points less than the 5.44% yield on the loan portfolio in 2010. In 2008, net interest income on a tax equivalent basis was $93.9 million and the net interest margin was 3.90%. The $13.7 million decline in net interest income from 2008 to 2009 was primarily driven by lower loan balances, yields, and fees along with higher nonaccrual loan balances, which led to increased interest reversals.

Changing interest rate environments, including the slope, level of, and changes in the yield curve, and competitive pricing pressure, and changing economic conditions, could lead to higher deposit costs, lower loan yields, reduced net interest margin and spread and lower loan fees, all of which could lead to additional pressure on our net interest income. For more information regarding interest rates, see the discussion under the section "Quantitative and Qualitative Disclosures about Market Risk" in the Item 7A of this report.

Until our loan balances and the proportion of our overall earning assets balances that are in loans begin to expand and the value of noninterest bearing deposit balances increase, we project pressure on our net interest income and margin. Whether we will be able to expand our loan portfolio in 2011 will be primarily dependent on increased economic activity and improved market conditions, which affect both qualified loan demand and credit quality.

The following table sets forth, for the periods indicated, information with regard to (1) average balances of assets and liabilities, (2) the total dollar amounts of interest income on interest earning assets and interest expense on interest bearing liabilities, (3) resulting yields and rates, (4) net interest income and (5) net interest spread. Nonaccrual loans have been included in the tables as loans carrying a zero yield. Loan fees are recognized as income using the interest method over the life of the loan.

(Dollars in thousands)	Year Ended December 31,								
	2010			2009			2008		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate [1]	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate [1]	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate [1]
ASSETS:									
Interest earning balances due from banks	$ 188,925	$ 493	0.26%	$ 136,944	$ 366	0.27%	$ 2,333	$ 38	1.63%
Federal funds sold	6,194	6	0.09%	6,673	6	0.09%	16,867	340	2.02%
Taxable securities [2]	547,960	14,493	2.64%	276,852	8,646	3.12%	157,648	7,700	4.88%
Nontaxable securities [3]	58,139	3,346	5.76%	72,770	4,270	5.87%	83,826	5,002	5.97%
Loans, including fees [4]	1,623,855	88,409	5.44%	1,917,516	100,357	5.23%	2,149,222	129,517	6.03%
Total interest earning assets	2,425,073	106,747	4.40%	2,410,755	113,645	4.71%	2,409,896	142,597	5.92%
Allowance for loan losses	(42,003)			(37,363)			(38,328)		
Premises and equipment	27,517			31,309			34,141		
Other assets	165,284			210,575			163,910		
Total assets	$ 2,575,871			$ 2,615,276			$ 2,569,619		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest bearing demand	$ 335,134	$ 447	0.13%	$ 298,002	$ 776	0.26%	$ 279,227	$ 1,963	0.70%
Savings	103,531	278	0.27%	89,903	714	0.79%	71,542	578	0.81%
Money market	659,542	3,939	0.60%	617,881	8,194	1.33%	658,360	14,633	2.22%
Time deposits	388,500	7,466	1.92%	587,299	14,758	2.51%	566,195	20,375	3.60%
Short-term borrowings [5]	7,570	494	6.52%	44,220	806	1.82%	149,016	4,312	2.89%
Long-term borrowings [5] [6]	257,019	9,645	3.75%	259,865	8,175	3.15%	151,743	6,835	4.50%
Total interest bearing liabilities	1,751,296	22,269	1.27%	1,897,170	33,423	1.76%	1,876,083	48,696	2.60%
Demand deposits	540,280			499,283			470,601		
Other liabilities	18,486			19,044			16,409		
Total liabilities	2,310,062			2,415,497			2,363,093		
Stockholders' equity	265,809			199,779			206,526		
Total liabilities and stockholders' equity	$ 2,575,871			$ 2,615,276			$ 2,569,619		
Net interest income		$ 84,478			$ 80,222			$ 93,901	
Net interest spread			3.13%			2.95%			3.32%
Net interest margin			3.48%			3.33%			3.90%

[1] Yield/rate calculations have been based on more detailed information and therefore may not recompute exactly due to rounding.

[2] 2010 does not include Federal Home Loan Bank stock balances. In 2010 FHLB stock is included in other assets. 2009 and 2008 investment securities includes Federal Home Loan Bank stock balances.

[3] Interest earned on nontaxable securities has been computed on a 35% tax equivalent basis. The tax equivalent basis adjustment for the years ended December 31, 2010, 2009 and 2008, was $1.2 million, $1.5 million and $1.8 million, respectively.

[4] Includes balances of loans held for sale and nonaccrual loans.

[5] Includes portion of $2.3 million prepayment fee in connection with prepaying $99.1 million in FHLB borrowings in the second quarter of 2010. The maximum amount of short-term borrowings was $17.6 million and $193.0 million for the years ended December 31, 2010 and 2009, respectively.

[6] Includes junior subordinated debentures with average balance of $51 million for 2010, 2009, and 2008.

Net Interest Income – Changes Due to Rate and Volume. The following table sets forth the dollar amounts of the changes in consolidated net interest income attributable to changes in volume and to changes in interest rates. Changes not due solely to volume or rate and changes due to new product lines, if any, are allocated to volume.

	Year Ended December 31,					
	2010 compared to 2009			2009 compared to 2008		
(Dollars in thousands)	Increase (Decrease) due to: Volume	Yield/Rate	Total Increase (Decrease)	Increase (Decrease) due to: Volume	Yield/Rate	Total Increase (Decrease)
Interest income:						
Interest earning balances due from banks	$ 98	$ 29	$ 127	$ 2,216	$ (1,888)	$ 328
Federal funds sold	-	-	-	(206)	(128)	(334)
Investment security income:						
Interest on taxable securities	8,637	(2,789)	5,848	5,781	(4,835)	946
Interest on nontaxable securities [1]	(859)	(66)	(925)	(660)	(73)	(733)
Loans, including fees on loans	(12,182)	234	(11,948)	(10,234)	(18,925)	(29,159)
Total interest income [1]	(4,306)	(2,592)	(6,898)	(3,103)	(25,849)	(28,952)
Interest expense:						
Interest bearing demand	97	(425)	(328)	132	(1,319)	(1,187)
Savings	108	(545)	(437)	148	(12)	136
Money market	552	(4,807)	(4,255)	(900)	(5,539)	(6,439)
Time deposits	(4,618)	(2,674)	(7,292)	(1,349)	(4,268)	(5,617)
Short-term borrowings	(668)	356	(312)	(3,032)	(474)	(3,506)
Long-term borrowings [2]	(90)	1,560	1,470	4,871	(3,531)	1,340
Total interest expense	(4,619)	(6,535)	(11,154)	(130)	(15,143)	(15,273)
Increase (decrease) in net interest income [1]	$ 313	$ 3,943	$ 4,256	$ (2,973)	$ (10,706)	$ (13,679)

[1] Tax exempt income has been adjusted to a tax-equivalent basis using a 35% tax equivalent basis.
[2] Long-term borrowings include junior subordinated debentures.

For the year ended December 31, 2010, lower loan balances were the main driver of the $6.9 million decline in interest income. However, lower interest expense caused by a decline in time deposit balances and lower deposit rates, primarily in money market and time deposits categories, more than offset the decline in interest income producing a $4.3 million increase in net interest income. The $29.0 million decline in interest income during 2009 compared to 2008 was due to a decline in loan yield and balances between the two periods which was only partially offset by lower interest expense.

Provision for Credit Losses. The provision for credit losses is comprised of two primary components, a provision for loan losses related to outstanding loans and a provision for losses related to unfunded commitments. The provision for credit losses reflects changes in the credit quality of the entire loan portfolio. The provision for credit losses is recorded to bring the allowance for loan losses and the reserve for unfunded commitments to amounts considered appropriate by management based on factors which are described in the "Credit Management" and "Allowance for Credit Losses and Net Loan Charge-offs" sections of this report.

The provision for credit losses was $18.7 million, $90.1 million, and $40.4 million for the years ended December 31, 2010, 2009 and 2008, respectively, while net loan charge-offs were $17.0 million, $80.6 million, and $65.3 million, over those same years. The provision for credit losses decreased $71.4 million in 2010 compared to 2009, primarily due to a reduction in negative loan risk rating migration within the Company's loan portfolio and lower loan net charge-offs, particularly in the commercial, residential real estate construction, and real estate mortgage categories.

The $90.1 million provision for credit losses in 2009 represented a significant increase over the $40.4 million provision for 2008. This amount reflected the significantly higher year-over-year net loan charge-offs and a significant negative loan risk rating migration within the loan portfolio in 2009. As a result, the general valuation allowances within the allowance for credit losses model were increased during 2009 and 2010. While provision for credit losses in 2008 was largely attributable to the two-step loan program, over half of the increase in 2009 related to commercial, commercial real estate, and non-two-step real estate construction portfolios.

The level of the Company's future provisioning will be heavily dependent on the local real estate market for both residential and commercial properties, general economic conditions nationally and in the areas in which we do business, and the effects of any changes in interest rates.

Noninterest Income. Our noninterest income for the year ended December 31, 2010 was $32.7 million up $23.6 million compared to $9.1 million in 2009. This increase predominantly reflected a $22.5 million decrease in losses related to OREO property sales and valuation adjustments, which is a component of noninterest income. The decrease in losses on OREO sales and valuation adjustments was due to a reduction of our OREO property balance, a slower decline in residential real estate property values, and a net gain on OREO sold during 2010, compared to a net loss in 2009.

Noninterest income before the effects of OREO losses was $37.1 million in 2010 compared to $36.1 million in 2009. Service charges on deposit accounts remained relatively flat in 2010 as compared to 2009. Payment systems related revenues increased $2.0 million in 2010 compared to 2009 mainly as a result of an increase in the number of deposit transaction accounts and associated cards as well as higher transaction volumes. Trust and investment service revenue increased 4% or $.2 million in 2010 compared to 2009. In 2010, gains on sales of loans were $1.2 million, down 31% from $1.7 million for 2009. This decrease was due to reduced mortgage loan originations and sales of residential mortgage loans as well as a decrease in the gains on sales of Small Business Administration ("SBA") loans. The Company recorded gains on sales of securities of $1.6 million in 2010 compared to $.8 million in 2009.

Our noninterest income for the year ended December 31, 2009, was $9.1 million down $15.5 million or 63%, compared to $24.6 million in 2008. This decrease predominantly reflected a $21.6 million increase in losses related to OREO property sales and valuation adjustments. In the fourth quarter of 2009, the Company sold 69 OREO properties with a book value of $18.9 million in a bulk sale. The Company recorded a loss on sale of $6.7 million associated with this transaction.

Our ability to increase noninterest income in the future will be dependent on many factors, including the effects of legislation or regulations limiting bank activities, our ability to retain and grow deposit balances, and the success in developing new products. For instance, it is anticipated that new regulations and regulatory guidance regarding overdraft programs and price controls on debit card interchange could have a material negative impact on the Company's revenues from deposit service charges on deposit accounts and its payment systems business, respectively, when implemented. Additional OREO valuation adjustments and competitive factors could also adversely affect our noninterest income.

The following table illustrates the components and change in noninterest income for the periods shown:

(Dollars in thousands)	Full year 2010	Full year 2009	2010 to 2009 Change	Full year 2008
Noninterest income				
Service charges on deposit accounts	$ 15,690	$ 15,765	$ (75)	$ 15,547
Payment systems related revenue	11,393	9,399	1,994	9,033
Trust and investment services revenues	4,267	4,101	166	5,413
Gains on sales of loans	1,197	1,738	(541)	2,328
Other	3,003	4,438	(1,435)	3,252
Other-than-temporary impairment losses	-	(192)	192	(6,338)
Gain on sales of securities	1,562	833	729	780
Total	37,112	36,082	1,030	30,015
OREO gains (losses) on sale, net	2,234	(1,725)	3,959	(602)
OREO valuation adjustments	(6,649)	(18,562)	11,913	(4,784)
OREO loss on bulk sale	-	(6,666)	6,666	-
Total	(4,415)	(26,953)	22,538	(5,386)
Total noninterest income	$ 32,697	$ 9,129	$ 23,568	$ 24,629

Noninterest Expense. Total noninterest expense of $90.3 million in 2010, decreased $18.0 million, or 17%, from $108.3 million in 2009. This was in large part due to a $13.1 million goodwill impairment charge taken in the first quarter of 2009.

Additionally, equipment and occupancy expenses collectively decreased $2.6 million in 2010 compared to 2009 partly as result of a review of fixed assets and disposals of certain obsolete equipment in 2009. Payment system related expenses increased $.7 million in 2010 over 2009 due to higher transaction volumes.

Other noninterest expense decreased $3.9 million in 2010 primarily attributable to a $3.4 million decrease in FDIC insurance premiums compared to 2009. The decrease in FDIC insurance expense was due to a combination of a $1.2 million industry wide special assessment charge in 2009 and a decrease in our insurance premium assessment rate in 2010.

Noninterest expense increased $18.0 million or 20% in 2009 compared to 2008, primarily due to a $13.1 million goodwill impairment charge taken in the first quarter 2009 and a $5.7 million increase in our FDIC insurance premiums. The increase in FDIC insurance expense in 2009 included an industry wide special assessment charge of $1.2 million, an increase in our insurance premium assessment rate in 2009 over 2008, and higher insurance premium expenses related to participation in special government deposit insurance programs.

Changing business conditions, increased costs in connection with retention of, or a failure to retain key employees, lower loan production volumes causing deferred loan origination costs to decline, unexpected increases in OREO expenses, or a failure to manage our operating and control environments could adversely affect our ability to limit expense growth in the future.

The following table illustrates the components and changes in noninterest expense for the periods shown:

(Dollars in thousands)	Full year 2010	Full year 2009	2010 to 2009 Change	Full year 2008
Noninterest expense				
Salaries and employee benefits	$ 45,854	$ 44,608	$ 1,246	$ 47,500
Equipment	6,247	8,120	(1,873)	7,117
Occupancy	8,894	9,585	(691)	9,440
Payment systems related expense	4,727	4,036	691	3,622
Professional fees	3,991	4,342	(351)	4,317
Postage, printing and office supplies	3,148	3,201	(53)	3,834
Marketing	3,086	2,990	96	3,583
Communications	1,525	1,574	(49)	1,722
Goodwill impairment	-	13,059	(13,059)	-
Other noninterest expense	12,865	16,773	(3,908)	9,188
Total noninterest expense	$ 90,337	$ 108,288	$ (17,951)	$ 90,323

Income Taxes. The Company recorded a provision for income taxes of $3.8 million for the full year 2010 compared to a benefit of $19.3 million for 2009. The tax benefit for 2009 was significantly reduced by the establishment of a $21.0 million deferred tax asset valuation allowance at year end 2009. Due to a pretax loss in 2008, the Company recorded a tax benefit of $7.6 million for 2008.

The following table shows the components of the tax provision (benefit) for the periods shown:

(Dollars in thousands)	Full year 2010	Full year 2009	2010 to 2009 Change	Full year 2008
Benefit for income taxes net of initial establishment of deferred tax asset valuation allowance	$ -	$ (40,275)	(40,275)	$ (7,598)
Provision (benefit) for income taxes from deferred tax asset valuation allowance:				
Establishment of deferred tax asset valuation allowance	-	23,296	23,296	-
Unrealized loss on securities	(1,197)	(2,297)	(1,100)	-
Change in deferred tax assets-tax return adjustments	4,987	-	(4,987)	-
Total provision (benefit) for income taxes	$ 3,790	$ (19,276)	$ (23,066)	$ (7,598)

As of December 31, 2009, the Company determined that it was appropriate to establish an initial deferred tax asset valuation allowance of $21.0 million, reducing its net deferred tax asset to $3.2 million at December 31, 2009 which was the amount that the Company determined was more likely than not to be realized. As of December 31, 2010 following adjustments during the year, the Company's deferred tax asset valuation allowance had increased slightly to $23.5 million against the deferred tax asset balance of $29.3 million for a net deferred tax asset of $5.8 million. In reaching the determination of a deferred tax asset valuation allowance, a significant element of objective negative evidence evaluated was the $117.3 million cumulative, pretax loss incurred over the three year period ended December 31, 2010. The amount of the deferred tax asset considered realizable, however, could be adjusted if sufficient objective and subjective positive evidence arises to overcome the objective negative evidence affecting the analysis, including cumulative losses in the previous three years ending December 31, 2010.

Management will continue to review the deferred tax asset valuation allowance on a quarterly basis. Any future reversals of the deferred tax asset valuation allowance, including a reduction for the effect of pretax income, would decrease the Company's income tax expense and increase net income. While the Company maintains a deferred tax asset valuation allowance, changes in the gross unrealized gain on the Company's investment portfolio will also, either favorably or unfavorably, continue to impact the Company's future deferred tax asset valuation allowance and provision for income taxes.

As the following table illustrates, the expected amount of tax provision on the Company's 2010 income was $2.4 million. The reconciliation between the Company's effective tax rate on income (loss) and the statutory rate is as follows:

(Dollars in thousands)	Year ended December 31,		
	2010	2009	2008
Expected federal income tax (benefit) provision [1]	$ 2,385	$ (38,671)	$ (4,730)
State income tax, net of federal income tax effect	66	(3,504)	(769)
Interest on obligations of state and political subdivisions exempt from federal tax	(901)	(1,148)	(1,302)
Federal low income housing tax credits	(427)	(972)	(880)
Bank owned life insurance	(302)	(307)	(309)
Stock options	70	123	177
Goodwill impairment	-	4,570	-
Change in deferred tax asset valuation allowance	2,465	20,999	-
Other, net	434	(366)	215
Total (benefit) provision for income taxes	$ 3,790	$ (19,276)	$ (7,598)

[1] Federal income tax provision applied at 34% in 2010 and 2008 and 35% in 2009.

For more information regarding the Company's income taxes, see Note 17 "Income Taxes" to the Company's audited consolidated financial statements included under the section "Financial Statements and Supplementary Data" in Item 8 of this report.

Balance Sheet Overview

Balance sheet highlights are as follows:

- Total assets were $2.5 billion as of December 31, 2010, down from $2.7 billion at December 31, 2009;
- Total loans decreased to $1.5 billion, a decline of 11% or $188.6 million from December 31, 2009, primarily due to declines of $60.8 million or 16% in commercial loan balances, $55.2 million or 56% in real estate construction loan balances, and $43.6 million or 5% in commercial real estate loan balances;
- The combined balance of total cash and cash equivalents and investment securities was substantial at $824.1 million at December 31, 2010, and represented 35% of earning assets at year end;
- Total deposits decreased to $1.9 billion at December 30, 2010, a $206.4 million or 10% decline since year end 2009, primarily due to planned contraction in time deposit balances to reduce our cost of funds.

Our balance sheet management efforts are focused on increasing loan balances, limiting loan concentrations, continuing to reduce nonperforming assets, maintaining a strong capital position and sufficient liquidity, and include efforts to:

- Shift our earning asset mix toward loan balances by increasing loan production within our concentration parameters to targeted customer segments as opportunities arise;
- Continue to resolve nonaccrual loans through potential loan sales and disposal of OREO properties; and
- Manage the size of our balance sheet and maintain regulatory capital ratios at high levels until we have more certainty regarding economic conditions.

Given the continued weak commercial and residential real estate markets in our operating area, we expect our construction loan portfolio will continue to contract in 2011. We do, however, anticipate more opportunities for growth within the term commercial real estate category and the commercial loan category in 2011. Our ability to achieve loan growth will be dependent on many factors, including the effects of competition, health of the real estate market, economic conditions in our markets, retention of key personnel and valued customers, and our ability to close loans in the pipeline.

Cash and Cash Equivalents

Total cash and cash equivalents decreased from $303.0 million at December 31, 2009, to $178.0 million at December 31, 2010. This decrease was primarily due to investing interest bearing deposits in higher yielding investment securities balances in 2010 while continuing to maintain strong liquidity ratios.

(Dollars in thousands)	Dec. 31, 2010	% of total	Dec. 31, 2009	% of total	Change Amount	%	Dec. 31, 2008	% of total
Cash and Cash equivalents:								
Cash and due from banks	$ 42,672	24%	$ 47,708	16%	$ (5,036)	-11%	$ 58,046	90%
Federal funds sold	3,367	2%	20,559	7%	(17,192)	-84%	6,682	10%
Interest-bearing deposits in other banks	131,952	74%	234,830	77%	(102,878)	-44%	50	0%
Total cash and cash equivalents	$ 177,991	100%	303,097	100%	$ (125,106)	-41%	$ 64,778	100%

Investment Portfolio

The following table shows the amortized cost and fair value of Bancorp's investment portfolio. At December 31, 2010, Bancorp had no securities classified as held to maturity.

(Dollars in thousands)	December 31, 2010			December 31, 2009		
	Amortized Cost	Fair Value	Net Unrealized Gain/(Loss)	Amortized Cost	Fair Value	Net Unrealized Gain/(Loss)
U.S. Treasury securities	$ 14,347	$ 14,392	45	$ 24,907	$ 25,007	100
U.S. Government agency securities	193,901	194,230	329	104,168	103,988	(180)
Corporate securities	14,499	9,392	(5,107)	14,436	9,753	(4,683)
Mortgage-backed securities	359,965	363,618	3,653	344,179	344,294	115
Obligations of state and political subdivisions	51,111	52,645	1,534	67,651	70,018	2,367
Equity investments and other securities	11,423	11,835	412	9,274	9,217	(57)
Total Investment Portfolio	$ 645,246	$ 646,112	$ 866	$ 564,615	$ 562,277	$ (2,338)

At December 31, 2010, the estimated fair value of the investment portfolio was $646.1 million, an increase of $83.8 million or 15% from $562.3 million at year end 2009. We increased our investment securities balance as our loan balances contracted. The net unrealized gain on the investment portfolio was $.9 million at December 31, 2010, representing .1% of the total portfolio compared to a net unrealized loss of $2.3 million and .4%, respectively, at year end 2009. The net unrealized gain on mortgage-backed securities increased from $.1 million to $3.7 million and was partly offset by a $.8 million decline in net unrealized gain in obligations of state and political subdivisions and a $.4 million increase in net unrealized loss on the corporate securities portfolio.

The Company regularly reviews its investment portfolio to determine whether any of its securities are other-than-temporarily impaired. In addition to accounting and regulatory guidance in determining whether a security is other-than-temporarily impaired, the Company considers the duration and amount of each unrealized loss, the financial condition of the issuer and the prospects for a change in market value within a reasonable period of time. At December 31, 2010, the Company determined there were no other-than-temporarily impaired securities in the investment portfolio.

Our U.S. Government agency securities increased by $90.2 million during 2010, as part of our efforts to maintain portfolio diversification, provide possible collateral for public funds and borrowings sources, and reduce low yielding cash and cash equivalent balances.

Our corporate security portfolio had an estimated $5.1 million unrealized loss at December 31, 2010. The majority of this loss was associated with the decline in market value of our investments in pooled trust preferred securities issued primarily by banks and insurance companies. Continued wide credit and liquidity spreads contributed to the unrealized loss associated with these securities which had a $14.0 million amortized cost and an estimated $8.9 million fair value at December 31, 2010. At year end 2010, these securities were rated C or better by the rating agencies that cover these securities, and they have several features that reduce credit risk, including seniority over certain tranches in the same pool and the benefit of certain collateral coverage tests.

At December 31, 2010, our mortgage-backed securities portfolio consisted of $342.8 million of U.S. agency backed mortgages and $20.8 million of non-agency mortgages. The majority of our non-agency mortgage-backed securities portfolio was comprised of securities secured by 15 year fully amortizing jumbo loans. Approximately 91% of our non-agency mortgage-backed securities were rated AA- or better. One $1.8 million security was rated BB+ at year end 2010. None of the mortgages within this mortgage-backed security were delinquent at December 31, 2010.

Our portfolio of securities representing obligations of state and political subdivisions had an estimated fair value of $52.6 million, with an amortized cost of $51.1 million, indicating an unrealized gain of $1.5 million. Consistent with the industry, the Company has experienced a modest adverse change in the credit ratings of the securities in this segment of our portfolio, which is comprised solely of municipal bonds. At December 31, 2010, the ratings associated with the securities in this segment were: 9% AAA, 59% AA, 18% A, 9% BBB and 5% non-rated. At December 31, 2009, the ratings were: 8% AAA, 52% AA, 25% A, 10% BBB and 5% non-rated.

For more information regarding the Company's fair value calculations, see Note 19 "Fair Value Measurement" to the Company's audited consolidated financial statements included under the section "Financial Statements and Supplementary Data" in Item 8 of this report.

The following table summarizes the contractual maturities and weighted average yields on Bancorp's investment securities:

(Dollars in thousands)	One year or less	Yield	After One through five years	Yield	After Five through ten years	Yield	Due after ten years	Yield	Total	Yield
U.S. Treasury securities	$ 14,181	1.08%	$ 211	4.50%	$ -	-	$ -	-	$ 14,392	1.13%
U.S. Government agency securities	-	-	164,087	2.34%	30,143	1.76%	-	-	194,230	2.25%
Obligations of state and political subdivisions [1]	6,328	6.27%	11,966	5.87%	29,441	6.61%	4,910	5.31%	52,645	6.28%
Other securities [2]	-	-	2,642	4.31%	127,675	3.64%	254,528	3.80%	384,845	3.75%
Total [1]	$ 20,509	2.68%	$ 178,906	2.61%	$ 187,259	3.81%	$ 259,438	3.83%	$ 646,112	2.94%

[1] Yields are stated on a federal tax equivalent basis at 35%.

[2] Contractual maturities do not reflect prepayments on mortgage-backed and asset-backed securities. Actual durations are anticipated to be significantly shorter than contractual maturities.

The projected average life of Bancorp's investment portfolio decreased slightly from 3.5 years at December 31, 2009 to 3.3 years at December 31, 2010. While the investment portfolio grew during 2010, the Company elected to maintain a relatively short expected duration in light of the historically low market interest rate environment. Management may consider selling certain securities and realizing gains and/or losses in the Company's investment portfolio on an on-going basis as part of Bancorp's overall business strategy. For more information regarding Bancorp's investment securities, see Note 2 "Investment Securities" to the Company's audited consolidated financial statements included under the section "Financial Statements and Supplementary Data" in Item 8 of this report.

FHLB stock is carried at cost which equals its par value because the shares can only be redeemed with the FHLB at par. The Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages and FHLB advances. Stock redemptions are at the discretion of the FHLB or of the Company upon prior notice to the FHLB of five years for FHLB Class B stock or six months for FHLB Class A stock. The Company periodically analyzes FHLB stock for other-than-temporary impairment ("OTTI"). The evaluation of OTTI on FHLB stock is based on an assessment of the ultimate recoverability of cost rather than recognizing temporary declines in value. The Company analyzed FHLB stock for OTTI and concluded that no impairment exists at December 31, 2010.

Loan Portfolio

The following table provides the composition of the loan portfolio and the balance of our allowance for loan losses as of the dates shown:

(Dollars in thousands)	December 31, 2010 Amount	Percent	2009 Amount	Percent	2008 Amount	Percent	2007 Amount	Percent	2006 Amount	Percent
Commercial	$ 309,327	20%	$ 370,077	21%	$ 482,405	23%	$ 504,101	23%	$ 463,188	24%
Real estate construction	44,085	3%	99,310	6%	285,149	14%	517,988	24%	365,954	19%
Real estate mortgage	349,016	23%	374,668	22%	393,208	19%	330,803	15%	287,495	15%
Commercial real estate	818,577	53%	862,193	50%	882,092	43%	796,622	37%	804,865	41%
Installment and other consumer	15,265	1%	18,594	1%	21,942	1%	23,155	1%	26,188	1%
Total loans	1,536,270	100%	1,724,842	100%	2,064,796	100%	2,172,669	100%	1,947,690	100%
Allowance for loan losses	(40,217)	2.62%	(38,490)	2.23%	(28,920)	1.40%	(46,917)	2.16%	(23,017)	1.18%
Total loans, net	$ 1,496,053		$ 1,686,352		$ 2,035,876		$ 2,125,752		$ 1,924,673	

The Company's loan portfolio was $1.5 billion at December 31, 2010, a decrease of $188.6 million or 11% from December 31, 2009. The most significant decline within the loan portfolio continued to occur in the real estate construction loan category, which contracted $55.2 million or 56% in 2010. Total real estate construction loans represented 3% of the loan portfolio at the end of 2010, a reduction from 6% at December 31, 2009, and down from 24% at its peak at year end 2007. At 53% of the loan portfolio, commercial real estate represented the largest component of the portfolio at year end 2010. Interest and fees earned on our loan portfolio is our primary source of revenue, and the decline in loan balances has had a significant negative impact on interest income and loan fees earned.

The following table presents the maturity distribution and interest rate sensitivity of the Company's loan portfolio by category at December 31, 2010:

(Dollars in thousands)	Commercial loans	Real estate construction	Real estate mortgage	Commercial real estate	Installment and other	Total
Maturity distribution:[1]						
Due within one year	$ 168,033	$ 44,085	$ 20,895	$ 48,909	$ 4,833	$ 286,755
Due after one through five years	118,619	-	116,541	315,420	4,970	555,550
Due after five years	22,675	-	211,580	454,248	5,462	693,965
Total	$ 309,327	$ 44,085	$ 349,016	$ 818,577	$ 15,265	$ 1,536,270
Interest rate sensitivity:						
Fixed-interest rate loans	$ 103,881	$ 12,635	$ 93,536	$ 209,514	$ 7,639	$ 427,205
Floating or adjustable interest rate loans[2]	205,446	31,450	255,480	609,063	7,626	1,109,065
Total	$ 309,327	$ 44,085	$ 349,016	$ 818,577	$ 15,265	$ 1,536,270

[1] The table is based on stated maturities, not expected maturities or durations.

[2] Certain loans contain provisions which place maximum or minimum limits on interest rates or interest rate changes. Adjustable rate loans include all loans whose rates could change prior to maturity.

Loans held for sale at December 31, 2010, were $3.1 million compared to $1.2 million at December 31, 2009. The majority of our loan sales involve residential real estate mortgage loans. These loan sales have no recourse, however sales are subject to proper compliance with standard underwriting rules that if not met, may allow the secondary market buyer to require the Company to repurchase the note. To date, the Company has received few requests to repurchase notes from secondary market purchasers and related expenses have not been material. However, there can be no assurance that we will not receive additional and increased requests to repurchase loans, in which case possible losses to the Bank could be material to results of operations. Also, from time to time, the Company sells the guaranteed portions of SBA loans with servicing rights and obligations usually retained.

At December 31, 2010, Bancorp had $57.8 million in loans classified as troubled debt restructurings of which $15.5 million was on accrual status, with the remaining $42.3 million on nonaccrual status. Troubled debt restructurings were $22.8 million at December 31, 2009, of which $11.7 million was on accrual status, with the remaining $11.1 million on nonaccrual status. A total of $57.8 million and $22.8 million in troubled debt restructurings were considered impaired at year end 2010 and 2009, respectively. The modifications granted on troubled debt restructurings were due to borrower financial difficulty, and generally provide for a modification of loan terms. The increase in troubled debt restructures reflects an increase in the number of loan modifications in 2010, particularly with regard to loan maturities that have been extended. For more information regarding Bancorp's troubled debt restructures and loans, see Note 3 "Loans and Allowance for Credit Losses" to the Company's audited consolidated financial statements included under the section "Financial Statements and Supplementary Data" in Item 8 of this report.

At December 31, 2010, and 2009, we had $5.0 million and $3.9 million, respectively, in outstanding loans to persons serving as directors, senior officers, principal stockholders and their related interests. These loans were made substantially on the same terms, including interest rates, maturities and collateral, as those made to other customers of the Bank. At December 31, 2010, and 2009, the Bank had no banker's acceptances.

Below is a discussion of our loan portfolio by category.

Commercial. The composition of commercial loans as of December 31, 2010 and December 31, 2009 was as follows:

(Dollars in thousands)	December 31, 2010	Percent of total	December 31, 2009	Percent of total	Change	Percent change
Commercial lines of credit:						
Total commitment	$ 448,042		$ 492,394		$ (44,352)	-9%
Outstanding balance	187,983	61%	221,779	60%	(33,796)	-15%
Utilization %	42.0%		45.0%			
Commercial term loans:						
Total commitment	$ 121,344		$ 148,298		$ (26,954)	-18%
Outstanding balance	121,344	39%	148,298	40%	(26,954)	-18%
Total commercial lines and loans:						
Total commitment	$ 569,386		$ 640,692		$ (71,306)	-11%
Outstanding balance	309,327	100%	370,077	100%	(60,750)	-16%

At December 31, 2010, the total balance of commercial loans and lines was $309.3 million or approximately 20% of the Company's total loan portfolio. The commercial loan balance decreased by $60.8 million or 16% from $370.1 million at year end 2009. Commercial term loans accounted for $121.3 million or 39% of the total outstanding balance while $188.0 million or 61% consisted of commercial lines of credit. The weak economic environment over the past couple of years significantly reduced loan origination volume in the commercial category, as well as the line utilization which declined from 45% in 2009 to 42% in 2010 or towards the low end of our customers' utilization range in past years. Commercial term loans are typically intermediate to long-term (two to ten years) secured credit used to finance capital equipment or provide working capital while commercial lines of credit are generally revolving loans typically used to finance short-term or seasonal working capital needs.

Since the onset of the recessionary environment the Company elected to limit new loan originations to customers in certain sectors, including businesses related to the housing industry, as well as to exit certain high risk client relationships. However, in terms of our long term strategy we expect commercial businesses to be an important contributor to growth in loan balances and future revenues. The capital raises over the past 15 months support our efforts to strategically pursue opportunities in targeted commercial lending segments.

In originating commercial loans and lines, our underwriting standards may include maximum loan to value ratios, minimum target levels for debt service coverage and other financial covenants specific to the loan and the borrower. Common forms of collateral pledged to secure our commercial loans are real estate, accounts receivable, inventory, equipment, agricultural crops and/or livestock and marketable securities. Commercial loans and lines of credit typically have maximum terms of one to ten years and loan to value ratios in the range of 50% to 80% at origination.

Real Estate Construction. The composition of our real estate construction portfolio as of December 31, 2010, 2009, and 2008 is presented in the following table:

(Dollars in thousands)	December 31, 2010		December 31, 2009		Change		December 31, 2008	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial construction	$ 19,781	45%	$ 29,615	30%	$ (9,834)	-33%	$ 92,615	32%
Two-step residential construction loans	1,132	3%	2,407	2%	(1,275)	-53%	53,084	19%
Residential construction to builders	12,301	28%	44,786	45%	(32,485)	-73%	71,296	25%
Residential subdivision or site development	10,903	24%	22,590	23%	(11,687)	-52%	68,485	24%
Net deferred fees	(32)	0%	(88)	0%	56	64%	(331)	0%
Total real estate construction loans	$ 44,085	100%	$ 99,310	100%	$ (55,225)	-56%	$ 285,149	100%

At December 31, 2010, the balance of real estate construction loans was $44.1 million, down $55.2 million or 56% from $99.3 million at December 31, 2009, which in turn was down from $285.1 million at December 31, 2008. Our construction loan portfolio has contracted dramatically as a result of real estate market conditions and our efforts to work through problem credits within this portfolio.

Real estate construction loans to builders are generally secured by the property underlying the project that is being financed. Construction loans to builders and developers typically have terms from 12 to 24 months and initial loan to value ratios in the range of 60% to 85% based on the estimated "as-is" and "as-proposed" values of the project at the time of loan origination.

At December 31, 2010, the Bank was within the Interagency Guidelines for Real Estate Lending and the Commercial Real Estate Lending Joint Guidance policy guidelines for concentrations in construction relative to the sum of Tier 1 capital and allowance for credit losses. New loan origination activity in this loan category has been and continues to be limited due to weak real estate market conditions.

Real Estate Mortgage. The following table presents the components of our real estate mortgage loan portfolio:

(Dollars in thousands)	December 31, 2010		December 31, 2009		Change		December 31, 2008	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Mortgage	$ 67,525	19%	$ 74,977	20%	$ (7,452)	-10%	$ 87,628	22%
Nonstandard mortgage product	12,523	4%	20,108	5%	(7,585)	-38%	32,597	8%
Home equity loans and lines of credit	268,968	77%	279,583	75%	(10,615)	-4%	272,983	70%
Total real estate mortgage	$ 349,016	100%	$ 374,668	100%	$ (25,652)	-7%	$ 393,208	100%

At December 31, 2010, the total real estate mortgage loan balance was $349.0 million or approximately 23% of the Company's total loan portfolio. This included $12.5 million in our nonstandard mortgage product, a decline from $20.1 million at December 31, 2009 due primarily to borrower pay downs. There were only two nonstandard mortgage loans originated in 2010. At December 31, 2010, mortgage loans measured $67.5 million, of which $30.9 million consisted of standard residential mortgage loans to homeowners. The remaining $36.6 million was associated with commercial interests utilizing residences as collateral. Such commercial interests included $22.4 million related to businesses, $4.0 million related to condominiums, and $4.9 million related to residential land.

Home equity lines and loans represented 77% or $269.0 million of the real estate mortgage portfolio. The Bank's home equity lines and loans were almost entirely generated within our market area and were originated through our branches. The home equity portfolio peaked at year end 2009. Originations within this portfolio slowed significantly over the past two years as a result of the Bank's ongoing analysis of market conditions and corresponding adjustments made to our pricing and underwriting standards as well as reduced customer demand. As shown below, the year end 2010 home equity line utilization percentage for loans originated in 2010 averaged approximately 50%, which was below that of loans originated in prior years.

(Dollars in thousands)	Year of Origination							
	2010	2009	2008	2007	2006	2005	2004 & Earlier	Total
Home equity lines								
Commitments	$ 23,679	$ 30,195	$ 58,022	$ 74,930	$ 74,980	$ 53,717	$ 80,612	$ 396,135
Outstanding balance	11,763	18,573	36,695	50,154	48,012	34,109	42,943	242,249
Utilization at year end [1]	49.7%	61.5%	63.2%	66.9%	64.0%	63.5%	53.3%	61.2%
Home equity loans								
Outstanding balance	1,772	2,929	7,319	5,389	3,650	942	3,402	25,403
Total home equity outstanding	$ 13,535	$ 21,502	$ 44,014	$ 55,543	$ 51,662	$ 35,051	$ 46,345	$ 267,652

[1] For the purposes of utilization percentages, the outstanding balance does not include deferred costs and fees of $1.3 million

Approximately 39% of the Bank's home equity portfolio is in first lien position, and this collateral position helps mitigate overall portfolio risk. There were a significant amount of other types of loans as well as deposits derived from our home equity borrowers at year end 2010, which we believe were a result of our home equity line and loan portfolios being sourced to relationship customers through our branch network.

The following table shows home equity lines of credit and loans by metropolitan service. The majority of our home equity lines and loans are secured by homes in the Portland-Beaverton, Oregon, Vancouver, Washington and Salem, Oregon markets, where most of our branches are also located.

(Dollars in thousands)	December 31, 2010		December 31, 2009	
		Percent of		Percent of
Region	Amount	total	Amount	total
Portland-Beaverton, Oregon / Vancouver, Washington	127,479	47.4%	$ 135,647	48.5%
Salem, Oregon	62,533	23.2%	64,241	23.0%
Oregon non-metropolitan area	27,615	10.3%	27,333	9.8%
Olympia, Washington	17,236	6.4%	18,803	6.7%
Washington non-metropolitan area	14,489	5.4%	15,541	5.6%
Bend, Oregon	5,692	2.1%	5,665	2.0%
Other	13,924	5.2%	12,353	4.4%
Total home equity loan and line portfolio	$ 268,968	100.0%	$ 279,583	100.0%

Commercial Real Estate. The composition of commercial real estate loan types based on collateral is as follows:

(Dollars in thousands)	December 31, 2010		December 31, 2009	
	Amount	Percent	Amount	Percent
Office Buildings	$ 182,376	22.3%	$ 193,233	22.4%
Retail Facilities	108,874	13.3%	114,697	13.3%
Industrial parks and related	59,493	7.3%	55,955	6.5%
Multi-Family - 5+ Residential	58,606	7.2%	50,498	5.9%
Medical Offices	55,294	6.8%	61,636	7.1%
Commercial/Agricultural	54,361	6.6%	62,366	7.2%
Manufacturing Plants	47,341	5.8%	55,216	6.4%
Hotels/Motels	35,724	4.4%	37,829	4.4%
Assisted Living	25,669	3.1%	26,600	3.1%
Mini Storage	24,678	3.0%	25,778	3.0%
Land Development and Raw Land	19,534	2.4%	26,594	3.1%
Food Establishments	16,370	2.0%	18,108	2.1%
Other	130,257	15.8%	133,683	15.5%
Total commercial real estate loans	$ 818,577	100.0%	$ 862,193	100.0%

The commercial real estate portfolio decreased $43.6 million or 5% during 2010. While the level of prepayments of loans was low in 2010, new commercial real estate loan originations in 2010 continued at a modest level compared to levels prior to 2009, reflecting difficult market conditions. At year end 2010, office buildings and retail facilities accounted for 36% of the collateral securing the commercial real estate portfolio, similar to that of year end 2009. The Company's underwriting of commercial real estate loans generally includes loan to value ratios at origination not exceeding 75% and debt service coverage ratios at 120% or better.

The composition of the commercial real estate loan portfolio by occupancy type is as follows:

(Dollars in thousands)	December 31, 2010		December 31, 2009		Change	
						Mix
	Amount	Percent	Amount	Percent	Amount	Percent
Owner occupied	$ 383,047	47%	$ 423,031	49%	$ (39,984)	-9%
Non-owner occupied	435,530	53%	439,162	51%	(3,632)	-1%
Total commercial real estate loans	$ 818,577	100%	$ 862,193	100%	$ (43,616)	

The owner occupied category of the Company's commercial real estate portfolio decreased $40.0 million or 9% in 2010 and represented 47% of total commercial real estate loans at December 31, 2010. The non-owner occupied commercial real estate category remained relatively unchanged during 2010. We believe our commercial real estate portfolio to be a relatively mature portfolio.

The following table shows the commercial real estate portfolio by current property location:

(Dollars in thousands)	December 31, 2010			
Region		Amount	Number of loans	Percent of total
Portland-Beaverton, Oregon / Vancouver, Washington	$	440,506	742	53.8%
Salem, Oregon		145,217	408	17.7%
Oregon non-metropoliton area		56,601	172	6.9%
Seattle-Tacoma-Bellevue, Washington		38,742	42	4.7%
Washington non-metropoliton area		30,876	113	3.8%
Olympia, Washington		26,661	77	3.3%
Bend, Oregon		22,774	24	2.8%
Other		57,200	87	7.0%
Total commercial real estate loans	$	818,577	1,665	100.0%

As shown in the table above, the distribution of our commercial real estate portfolio at year end 2010 reflected our branch presence in our operating markets fairly well. At year end 2010 the average loan balance in our commercial real estate portfolio was less than $.5 million.

The following table shows the commercial real estate portfolio by year of stated maturity:

	December 31, 2010			
(Dollars in thousands)		Amount	Number of loans	Percent of total
2011	$	48,909	100	6.0%
2012		52,676	82	6.4%
2013 and after		716,992	1,483	87.6%
Total commercial real estate loans	$	818,577	1,665	100.0%

At year end 2010, the stated loan maturities in 2011 and 2012 totaled $101.6 million or 12.4% of the $818.6 million total commercial real estate portfolio.

Credit Management.

Credit risk is inherent in our lending activities. We manage the general risks in the loan portfolio by following loan policies and underwriting practices designed to result in prudent lending activities. In addition, we attempt to manage our risk through our credit administration and credit review functions that are designed to help confirm our credit standards are being followed. Through the credit review function we monitor credit related policies and practices on a post approval basis. Significant findings and periodic reports are communicated to the chief credit officer and chief executive officer and, in certain cases, to the Loan, Investment, & Asset/Liability Committee, which is comprised of certain directors. Credit risk in the loan portfolio can be amplified by loan concentrations. We manage our concentration risk on an ongoing basis by establishing a maximum amount of credit that may be extended to any one borrower and by employing concentration limits that regulate exposure levels by product type and portfolio category. We also employ concentration limits by geography for certain commercial and residential real estate loans.

Our residential construction portfolio, consisting of developers and builders, is a portfolio we consider to have higher risk. The prolonged downturn in residential real estate has slowed land, lot and home sales within our markets and has resulted in lengthening the absorption period for completed homes and has negatively affected borrower liquidity and collateral values. We have continued to reduce our exposure to residential construction by controlling origination activity and managing down loans to existing borrowers. Until our regional economy generates and sustains higher levels of overall business activity and employment levels, financial pressures will continue to challenge borrowers in many industry segments. We are closely monitoring our credit exposure in both owner occupied and non-owner occupied term real estate. An important component of managing risk in the commercial real estate portfolio involves stress testing, at both a portfolio and individual borrower level. Our stress test for individual commercial real estate borrowers focuses on examining project performance relative to cash flow and collateral value under a range of assumptions that include interest rates, absorption, unit sales prices, and capitalization rates. This level of risk monitoring assists the Bank to identify potential problem loans early and develop action plans on a timely basis, which may include requiring borrowers to provide curtailments, pledge additional collateral, or transfer the borrowing relationship to our special asset team for closer monitoring.

Current economic conditions continue to challenge the banking industry. Consequently, we are tightly focused on monitoring and managing credit risk across all of our loan portfolios. As part of our ongoing lending process, a risk analysis is prepared for each primary credit action with the borrower before the funds are advanced. Most borrowers are assigned individual risk ratings which are based on our assessment of the borrower's credit worthiness and the quality of our collateral position at the time a particular loan is made. Thereafter, credit risk ratings are evaluated on an ongoing basis focusing on our interpretation of relevant risk factors known to us at the time of each evaluation. Large credit relationships have their credit risk rating reviewed at least annually, and given current economic conditions, risk rating evaluations may occur more frequently. Our relationship managers play a critical role in this process by evaluating the ongoing financial condition of each borrower in their respective portfolio of loans. These activities include, but are not limited to, maintaining open communication channels with borrowers, analyzing periodic financial statements and cash flow projections, tracking financial trends, evaluating collateral, monitoring covenant compliance, and evaluating the financial capacity of guarantors. Collectively, these activities represent an ongoing process that results in an assessment of credit risk associated with each commercial, real estate construction and commercial real estate loan consistent with our internal risk rating guidelines. Our risk rating process is a central component in estimating the required allowance for credit losses, as discussed in the Allowance for Credit Losses section which follows. Credit files are also examined periodically on a sample test basis by our credit review department and internal auditors, as well as by regulatory examiners.

Although a risk of nonpayment exists with respect to all loans, certain specific types of risks are associated with different types of loans. The expected source of repayment of loans is generally the cash flow of a particular project, income from the borrower's business, conversion of trading assets to cash, proceeds from the sale of real property, proceeds of refinancing, or personal income. Real estate is frequently a material component of collateral for our loans. Risks associated with loans secured by real estate include the risks of decreasing land and property values, material increases in interest rates, deterioration in local economic conditions, changes in tax policies, and tightening credit or refinancing markets. A concentration of loans within any one market area may increase these risks.

Nonperforming Assets and Delinquencies

Nonperforming assets. The following table presents information with respect to nonperforming assets as of the dates shown:

(Dollars in thousands)	December 31, 2010	2009	2008	2007	2006
Nonperforming loans:					
Commercial	$ 13,377	$ 36,211	$ 6,250	$ 2,401	$ 385
Real estate construction:					
Commercial real estate construction	4,077	1,488	2,922	-	-
Residential real estate construction	6,615	22,373	90,712	22,121	567
Total real estate construction	10,692	23,861	93,634	22,121	567
Real estate mortgage:					
Mortgage	9,318	11,563	8,283	552	-
Nonstandard mortgage	5,223	8,752	15,229	-	-
Home equtiy	950	2,036	1,043	-	-
Real estate mortgage	15,491	22,351	24,555	552	-
Commercial real estate	21,671	16,778	3,145	1,353	516
Installment and other consumer	-	144	6	-	-
Total loans on nonaccrual status	61,231	99,345	127,590	26,427	1,468
Loans past due 90 days or more but not on nonaccrual status	-	-	-	-	-
Other real estate owned	39,459	53,594	70,110	3,255	-
Total nonperforming assets	$ 100,690	$ 152,939	$ 197,700	$ 29,682	$ 1,468
Percentage of nonperforming assets to total assets	4.09%	5.60%	7.86%	1.12%	0.06%
Total assets	$ 2,461,059	$ 2,733,547	$ 2,516,140	$ 2,646,614	$ 2,465,372

Nonperforming assets consist of nonaccrual loans, loans past due more than 90 days and still accruing interest, and OREO. At December 31, 2010, total nonperforming assets were $100.7 million, or 4.1% of total assets, which was down from $152.9 million, or 5.6% of total assets, at December 31, 2009. The balance of total nonperforming assets reflected write downs totaling $53.6 million or 35% from the original loan principal balance compared to write downs of 38% twelve months ago. The decline in total nonperforming assets in 2010 was caused by the combination of OREO sales and net charge-offs exceeding the inflow of additional nonaccrual loans. Total nonaccrual loans declined by $38.1 million to $61.2 million at December 31, 2010, from $99.3 million at year end 2009. During 2010, nonaccrual loan balances declined significantly within the commercial and residential real estate construction categories, while increasing in commercial real estate construction and term commercial real estate categories.

Generally, loans are placed on nonaccrual status and no interest is accrued when factors indicate collection of interest or principal in accordance with the contractual terms is doubtful or when the principal or interest payment becomes 90 days past due. For such loans, previously accrued but uncollected interest is reversed and charged against current earnings and additional income is only recognized to the extent payments are subsequently received and the loan is placed back on accrual status. Interest income foregone on nonaccrual loans was approximately $6.5 million, $10.7 million, and $13.6 million in 2010, 2009, and 2008, respectively.

A loan is considered to be impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral less selling costs if the loan is collateral dependent. Loans that are measured at lower of cost or fair value and certain large groups of smaller balance homogeneous loans collectively measured for impairment are excluded from impairment measurement. Impaired loans are charged off promptly to the allowance for loan losses when management believes, after considering economic, market, and business conditions, collection efforts, collateral position, and other factors deemed relevant, that the borrower's financial condition is such that collection of principal and interest is not probable.

For the years ended December 31, 2010, 2009, and 2008, interest income recognized on impaired loans totaled $568,000, $526,000, and $1,195,000, respectively. Interest income on loans is accrued daily on the principal balance outstanding.

OREO. The following table presents activity in the total OREO portfolio for the periods shown:

(Dollars in thousands)	December 31, 2010			December 31, 2009		
		Amount	# of properties		Amount	# of properties
Beginning balance	$	53,594	672	$	70,110	288
Additions to OREO		25,199	123		74,174	699
Capitalized improvements		3,185	-		4,933	-
Valuation adjustments		(6,649)	-		(18,562)	-
Disposition of OREO properties		(35,870)	(393)		(77,061)	(315)
Ending balance	$	39,459	402	$	53,594	672

OREO is real property that the Bank has taken possession of either through a deed-in-lieu of foreclosure, non-judicial foreclosure, judicial foreclosure or similar process in full or partial satisfaction of a loan or loans. During 2010, the Company remained focused on OREO property disposition activities, resulting in the sale of $35.9 million in OREO property compared to $77.1 million in 2009. The Company assumed $25.2 million in additional OREO properties in 2010, down from $74.2 million during 2009. Reflecting lower OREO balances as well as a slowing trend in declines in local residential real estate values, OREO valuation adjustments fell to $6.6 million in 2010 from $18.6 million in 2009. At December 31, 2010, the OREO portfolio consisted of 402 properties valued at $39.5 million. The year-end OREO balance reflected write-downs totaling 51% from the original loan principal compared to 49% twelve months earlier. As shown below, the largest categories of the OREO balance at December 31, 2010, were attributable to homes followed by residential site development projects located within our footprint. The residential site development balance and number of such properties declined in 2010 due to continued lot sales.

OREO is recorded at the lower of the carrying amount of the loan or estimated fair value less estimated costs to sell. Management is responsible for estimating the fair market value of OREO and utilizes appraisals and internal judgments in its assessment of fair market value and estimated selling costs. This estimate becomes the property's book value at the time it is taken into OREO. If the estimate is below the carrying value of the related loan, the amount of the required valuation adjustment is charged to the allowance for loan losses at the time the property is taken into OREO. Management then periodically reviews OREO to determine whether the property continues to be carried at the lower of its recorded book value or estimated fair value, net of estimated costs to sell. Any further OREO valuation adjustments or subsequent gains or losses upon final disposition of OREO are charged to other noninterest income.

Expenses from the acquisition, maintenance and disposition of OREO properties are included in other noninterest expense in the consolidated statements of income (loss). It will be critical to our operating results for us to dispose of OREO properties in a timely fashion and at valuations that are consistent with our expectations. Continued decline in market values in our area would lead to additional valuation adjustments, which would have an adverse effect on our results of operation.

In addition to OREO sales, the Bank also completed 19 short sales in 2010 for total proceeds of $3.6 million. Short sales occur when we accept an agreement with a borrower to sell the Bank's collateral on a loan that produces net proceeds that are less than what is owed. The obligor receives no proceeds; however, the debt is fully extinguished. A short sale is an alternative to foreclosure. The losses on short sales and valuation adjustments on loans prior to taking property into OREO are recorded directly to the allowance for loan losses.

The following table presents categories of the OREO portfolio for the periods shown:

(Dollars in thousands)		December 31, 2010	# of properties		December 31, 2009	# of properties
Homes	$	17,297	69	$	29,435	118
Residential site developments		7,340	245		14,851	453
Lots		3,700	56		5,235	71
Land		5,135	12		1,607	7
Income producing properties		5,162	7		1,255	4
Condominiums		128	2		982	12
Multifamily		697	11		229	7
Total	$	39,459	402	$	53,594	672

Delinquencies. Bancorp also monitors delinquencies, defined as balances 30-89 days past due, not in nonaccrual status, as an important indicator for future nonperforming assets. Total delinquencies were 0.18% of total loans at December 31, 2010, down from 0.49% at December 31, 2009. During 2010, delinquencies declined in all loan categories. We had the largest decrease in delinquencies in our commercial real estate portfolio, in which delinquencies have decreased from $4.0 million at December 31, 2009 to $0.6 million at December 31, 2010. The amount of delinquencies and the percentage of categories or total loans represented by delinquencies may increase or decrease by a fair amount from period to period and not necessarily reflect a negative or positive trend in the underlying credit quality of the loan portfolio.

The following table summarizes total delinquent loan balances by type of loan for the periods shown:

	December 31,					
(Dollars in thousands)	2010 Amount	% of category	2009 Amount	% of category	2008 Amount	% of category
Commercial	$ 52	0.02%	$ 1,151	0.31%	$ 2,814	0.58%
Real estate construction	-	0.00%	606	0.61%	1,940	0.68%
Real estate mortgage	2,062	0.59%	2,649	0.71%	1,934	0.49%
Commercial real estate	555	0.07%	3,962	0.46%	1,324	0.15%
Installment and other consumer	52	0.34%	59	0.32%	80	0.36%
Total loans 30-89 days past due, not in nonaccrual status	$ 2,721		$ 8,427		$ 8,092	
Delinquent loans to total loans	0.18%		0.49%		0.39%	

Allowance for Credit Losses and Net Loan Charge-offs

Allowance for Credit Losses. An allowance for credit losses has been established based on management's best estimate, as of the balance sheet date, of probable losses inherent in the loan portfolio. The actual losses may vary significantly from the estimated amounts. For more information regarding the Company's allowance for credit losses, see the discussion under the subheading "Allowance for Credit Losses" in the section "Critical Accounting Policies" included in Item 7 of this report below. The allowance for credit losses is comprised of two primary components: the allowance for loan losses, which is the sum of the specific reserve, formula and unallocated allowance relating to loans in the loan portfolio, and the reserve for unfunded commitments. Our methodology for determining the allowance for credit losses consists of several key elements, which include:

- **Specific Reserve Allowances.** Specific reserve allowances may be established when management can estimate the amount of an impairment of a loan, typically on a non real estate collateralized loan or to address the unique risks associated with a group of loans or particular type of credit exposure. The Company does not establish specific reserve allowances on collateral dependent impaired loans. Impairment amounts related to these loans are charged off to the allowance for credit losses when impairment is established.

- **Formula Allowance.** The formula allowance is calculated by applying loss factors to individual loans based on the assignment of risk ratings, or through the assignment of loss factors to homogenous pools of loans. Changes in risk ratings of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based on our historical loss experience and such other data as management believes to be pertinent, and may be adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date.

- **Unallocated Allowance.** The unallocated loan loss allowance represents an amount for imprecision or uncertainty that is inherent in estimates used to determine the allowance. In determining whether to carry an unallocated allowance and, if so, the amount of the allowance, management considers a variety of qualitative factors, including regional economic and business conditions that impact important categories of our portfolio, loan growth rates, the depth and skill of lending staff, the interest rate environment, and the results of bank regulatory examinations and findings of our internal credit analysts. The current level of unallocated reserves is high by historical standards; however, the Company believes higher levels of unallocated reserves are appropriate given downward pressure on real estate values and higher levels of uncertainty associated with strained economic conditions.

- **Reserve for Unfunded Commitments.** A reserve for unfunded commitments is maintained at a level that, in the opinion of management, is adequate to absorb probable losses associated with commitments to lend funds under existing agreements; for example, the Bank's commitment to fund advances under lines of credit. The reserve amount for unfunded commitments is determined based on our methodologies described above with respect to the formula allowance. As our unfunded commitments decrease due to the transition to a funded loan, the corresponding reserve for unfunded commitments will decrease.

At December 31, 2010, the allowance for credit losses was $41.1 million or 2.67% of total loans, consisting of a $33.5 million formula allowance, a $6.2 million unallocated allowance, a $.6 million specific reserve allowance and a $.8 million reserve for unfunded commitments. At December 31, 2009, the allowance for credit losses was $39.4 million or 2.29% of total loans, consisting of a $33.4 million formula allowance, a $5.0 million unallocated allowance and a $1.0 million reserve for unfunded commitments. At December 31, 2010, a specific reserve allowance in the amount of $.6 million was established for impaired loans considered to be troubled debt restructurings, which are still on accrual status, as compared to no such specific reserve allowance at year end 2009. At December 31, 2010, within the formula allowance, the Company had $2.9 million and .9 million allocated to home equity lines and loans and overdrafts, respectively. During 2010, our provision for credit losses exceeded net charge-offs, increasing the allowance for credit losses by $1.7 million. The primary elements affecting the provision expense were net charge-offs, a continued negative risk rating migration, and increases to loss factors in the allowance for credit losses model for certain categories of the Bank's loan portfolio. The allowance for credit losses was 65% of nonperforming loans at year end 2010, up from 40% at December 31, 2009. Compared to 2009 we experienced a slowdown in the unfavorable risk rating migration within the loan portfolio. During 2010, we also released reserves as certain loans moved from being included in the formula valuation allowance to being individually measured for impairment.

At December 31, 2010, and 2009, Bancorp had loans that were considered to be impaired of $76.7 million and $98.8 million, respectively. The average balance of impaired loans for the years ended December 31, 2010, and 2009, was $78.0 million and $134.3 million, respectively.

Overall, we believe that the allowance for credit losses is adequate to absorb losses in the loan portfolio at December 31, 2010. The process for determining the adequacy of the allowance for credit losses is critical to our financial results. It requires difficult, qualitative and complex judgments as a result of the need to make estimates about the effect of matters that are uncertain. Therefore, we cannot provide assurance that, in any particular period, we will not have sizeable credit losses in relation to the amount reserved. We may later need to significantly adjust the allowance for credit losses considering factors in existence at such time, including economic, market, or business conditions and the results of ongoing internal and external examination processes.

Changes in the total allowance for credit losses for full years ended December 31, 2010, through December 31, 2006, are presented in the following table:

(Dollars in thousands)	December 31, 2010	2009	2008	2007	2006
Loans outstanding at end of period	$ 1,536,270	$ 1,724,842	$2,064,796	$2,172,669	$1,947,690
Average loans outstanding during the period	$ 1,622,445	$ 1,914,975	$2,146,870	$2,094,977	$1,745,777
Allowance for credit losses, beginning of period	$ 39,418	$ 29,934	$ 54,903	$ 23,017	$ 20,469
Allowance for loan losses, from acquisition	-	-	-	-	887
Loans charged off:					
Commercial	(5,229)	(22,411)	(6,464)	(3,798)	(831)
Commercial real estate construction	(811)	(325)	(1,422)	-	-
Residential real estate construction	(2,211)	(28,287)	(10,105)	-	-
Two-step residential construction	(554)	(6,963)	(42,483)	(2,540)	-
Total real estate construction	(3,576)	(35,575)	(54,010)	(2,540)	-
Mortgage	(2,430)	(10,022)	(1,811)	-	-
Nonstandard mortgage	(2,224)	(3,666)	(3,036)	-	-
Home equity	(2,807)	(3,394)	(249)	(71)	(48)
Total real estate mortgage	(7,461)	(17,082)	(5,096)	(71)	(48)
Commercial real estate	(1,321)	(5,383)	(826)	-	-
Installment and consumer	(706)	(840)	(531)	(254)	(130)
Overdraft	(1,183)	(1,054)	(1,328)	(1,050)	(912)
Total loans charged off	(19,476)	(82,345)	(68,255)	(7,713)	(1,921)
Recoveries:					
Commercial	1,073	1,005	203	269	501
Commercial real estate construction	-	-	-	-	-
Residential real estate construction	697	44	-	-	-
Two-step residential construction	-	241	2,339	7	-
Total real estate construction	697	285	2,339	7	-
Mortgage	247	11	-	-	-
Nonstandard mortgage	5	1	38	-	-
Home equity	128	35	32	33	36
Total real estate mortgage	380	47	70	33	36
Commercial real estate	28	151	-	2	4
Installment and consumer	92	65	78	112	75
Overdraft	203	219	229	220	233
Total recoveries	2,473	1,772	2,919	643	849
Net loans charged off	(17,003)	(80,573)	(65,336)	(7,070)	(1,072)
Provision for credit losses loans other than two-step loans	18,098	83,756	30,867	7,976	2,733
Provision for credit losses two-step loans	554	6,301	9,500	30,980	-
Total provision for credit losses	18,652	90,057	40,367	38,956	2,733
Allowance for credit losses, end of period	$ 41,067	$ 39,418	$ 29,934	$ 54,903	$ 23,017
Components of allowance for credit losses					
Allowance for loan losses	$ 40,217	$ 38,490	$ 28,920	$ 46,917	$ 23,017
Reserve for unfunded commitments	850	928	1,014	7,986	-
Total allowance for credit losses	$ 41,067	$ 39,418	$ 29,934	$ 54,903	$ 23,017
Ratio of net loans charged off to average loans outstanding	1.05%	4.21%	3.04%	0.34%	0.06%
Ratio of allowance for loan losses to end of period loans	2.62%	2.23%	1.40%	2.16%	1.18%
Ratio of allowance for credit losses to end of period loans	2.67%	2.29%	1.45%	2.53%	1.18%

Net Loan Charge-offs. During 2010, total net loan charge-offs were $17.0 million, a decline from $80.6 million in 2009. Net loan charge-offs in 2008 were $65.3 million. Net loan charge-offs reflect the realization of net losses in the loan portfolio that were recognized previously through the provision for credit losses. The total net loan charge-off to total average loans outstanding was 1.05% for the year ended 2010, down from 4.21% in 2009 and 3.04% in 2008. The net loan charge-offs decreased in 2010 in all major loan categories when compared to 2009.

The following table summarizes net loan charge-offs by type of loan for the periods shown:

(Dollars in thousands)	December 31, 2010		December 31, 2009	
	Net loan charge-offs	% of average loan category	Net loan charge-offs	% of average loan category
Commercial	4,156	1.26%	21,406	4.92%
Commercial real estate construction	811	3.61%	325	0.49%
Residential real estate construction	2,068	4.00%	34,965	25.85%
Total real estate construction	2,879	3.88%	35,290	17.55%
Mortgage	2,183	3.16%	10,011	12.88%
Nonstandard mortgage	2,219	15.27%	3,665	17.58%
Home equity	2,679	0.96%	3,359	1.16%
Total real estate mortgage	7,081	1.95%	17,035	4.39%
Commercial real estate	1,293	0.15%	5,232	0.60%
Installment and consumer	614	4.12%	775	4.20%
Overdraft	980	68.87%	835	56.19%
Total loan net charge-offs	$ 17,003	1.05%	$ 80,573	4.21%

Deposits and Borrowings

We predominantly use customer deposits complimented by FHLB borrowings to fund earning assets. The composition of our funding mix has and will continue to depend on our funding needs, customer demand for various deposit products, interest rate risk position, funding costs of the various alternatives, the level and shape of the yield curve, collateral requirements for borrowings, the relative cost and availability of other funding sources including government lending or investment programs, and credit market conditions. Borrowings may be used to manage short-term and long-term funding needs when they are less expensive than deposits, or when necessary to adjust our interest rate risk position.

The following table summarizes the average amount of, and the average rate paid on, each of the deposit and borrowing categories for the periods shown:

	2010			2009			2008		
(Dollars in thousands)	Average Balance	Percent of total	Rate Paid	Average Balance	Percent of total	Rate Paid	Average Balance	Percent of total	Rate Paid
Demand deposits	$ 540,280	26.7%	-	$ 499,283	23.9%	-	$ 470,601	23.0%	-
Interest bearing demand	335,134	16.5%	0.13%	298,002	14.2%	0.26%	279,227	13.6%	0.70%
Savings	103,531	5.1%	0.27%	89,903	4.3%	0.79%	71,542	3.5%	0.81%
Money market	659,542	32.5%	0.60%	617,881	29.5%	1.33%	658,360	32.2%	2.22%
Total non-time deposits	1,638,487	80.8%	0.28%	1,505,069	71.9%	0.64%	1,479,730	72.3%	1.16%
Time deposits	388,500	19.2%	1.92%	587,299	28.1%	2.51%	566,195	27.7%	3.60%
Total deposits	2,026,987	100%	0.60%	2,092,368	100%	1.17%	2,045,925	100%	1.84%
Short-term borrowings	7,570		6.52%	44,220		1.82%	149,016		2.89%
Long-term borrowings [1]	257,019		3.75%	259,865		3.15%	151,743		4.50%
Total borrowings	264,589		3.83%	304,085		2.95%	300,759		3.71%
Total deposits and borrowings	$ 2,291,576		1.27%	$ 2,396,453		1.76%	$ 2,346,684		2.60%

[1] Long-term borrowings include junior subordinated debentures.

Average total deposits in 2010 decreased 3.1% or $65.4 million from 2009. However, our deposit mix shifted significantly towards demand, savings and money market categories during 2010 and these categories represented over 80% of average total deposits in 2010. Due to our goal of lowering costs of funds in light of the contracting loan portfolio and weak customer demand for time deposits, we reduced average time deposits balances by $198.8 million in 2010. The 2010 average rate paid on total deposits of .60% declined 57 basis points from 2009. Looking forward, we intend to price our deposit products competitively in connection with our efforts to maintain our strong relationship deposit base. Deposit growth remains a key strategic focus for us, and our marketing efforts are primarily focused on long-term growth in business and consumer relationships with deposit accounts and balances in lower cost categories such as demand deposits, interest bearing demand, savings and money market accounts. Whether we will be successful maintaining and growing our deposit base, and particularly our low cost deposit base, will depend on various risk factors including deposit pricing, the effects of competitive pricing pressure, changing customer deposit behavior, regulatory changes, consumer's evaluation of bank stability, market interest rates and our success in competing for deposits in uncertain economic and market conditions. Adverse developments with respect to any of these risk factors could limit our ability to attract and retain deposits.

The time deposits category includes certificates of deposit originated at our branches, deposits obtained from internet listing services and brokered deposits, which include both wholesale brokered deposits and deposits arising out of the Company's participation in the Certificate of Deposit Account Registry Service ("CDARS") network that are treated as brokered deposits for regulatory purposes. The CDARS network uses a deposit matching program to match CDARS deposits in other participating banks, dollar for dollar, enabling participating institutions to make additional FDIC coverage available to customers.

At December 31, 2010, brokered deposits totaled $30.4 million or 2% of period end deposits, of which $.5 million were reciprocal CDARS deposits and $29.9 million were wholesale brokered deposits compared to $72.4 million in total brokered deposits at December 31, 2009, of which $19.8 million were reciprocal CDARS deposits and $52.6 million were wholesale brokered deposits. CDARS deposits declined $19.3 million during 2010. Time deposits obtained via internet listing services totaled $8.4 million at December 31, 2010. While as of year end 2010, the Company had no plans to renew maturing brokered deposits, we may consider taking wholesale brokered deposits and CDARS deposits in the future if management determines that is appropriate to maintain or grow our deposit funding base in such manner.

As of December 31, 2010, time deposits are presented below at the earlier of the next repricing date or maturity:

(Dollars in thousands)	Time deposits of $100,000 or more		Other time deposits		Total time deposits	
	Amount	Percent	Amount	Percent	Amount	Percent
Reprice/mature in 3 months or less	$ 17,959	20.4%	$52,241	27.9%	$ 70,200	25.5%
Reprice/mature after 3 months through 6 months	25,439	28.9%	43,353	23.1%	68,792	25.0%
Reprice/mature after 6 months through one year	24,501	27.9%	48,033	25.6%	72,534	26.3%
Reprice/mature after one year through five years	20,089	22.8%	43,796	23.4%	63,885	23.2%
Reprice/mature after five years	-	0.0%	-	0.0%	-	0.0%
Total	$ 87,988	100.0%	$187,423	100.0%	$275,411	100.0%

Approximately 77% of our time deposits will mature and reprice in the next 12 months. Historically, the Company has been able to retain and or expand time deposits by increasing rates paid, which increases our funding cost. The level of time deposits in the future depends on customer preferences for time deposits, market interest rates and the slope of the yield curve, our need for deposit funding volume, customer perceptions of the Bank, as well as the pricing required to retain and attract time deposits relative to other funding alternatives including borrowings from the FHLB.

(Dollars in thousands)	December 31, 2010		December 31, 2009	
Time deposits less than $100,000	$ 187,423	68%	$ 313,452	60%
Time deposits $100,000 to $250,000	64,528	23%	162,886	31%
Time deposits greater than $250,000	23,460	9%	48,187	9%
Total time deposits	$ 275,411	100%	$ 524,525	100%

As shown above, time deposits of $100,000 or more represented about 32% of total time deposits at year end 2010, down from 40% at December 31, 2009. This was caused primarily by rate sensitive, high balance, time deposits moving into other deposit products or leaving the bank.

As of December 31, 2010, long-term and short-term borrowings through the FHLB had the following terms remaining to their contractual maturities:

(Dollars in thousands)	Due in three months or less	Three months through one year	Due after one year through five years	Due after five years	Total
Short-term borrowings	$ -	$ -	$ -	$ -	$ -
Long-term borrowings [1]	-	-	168,599	-	168,599
Total borrowings	$ -	$ -	$ 168,599	$ -	$ 168,599

[1] Based on contractual maturities; actual terms may vary based on call dates.

Average total borrowings of $213.6 million in 2010 decreased from $253.1 million in 2009 due to the prepayment of about $99.1 million of FHLB borrowings in the second quarter of 2010. The Company may consider prepaying additional FHLB borrowings in the future and this may result in a prepayment expense, which would reduce net interest income and net income at such time.

At December 31, 2010, six wholly-owned subsidiary grantor trusts established by Bancorp had issued and sold $51.0 million of trust preferred securities that remain outstanding. Trust preferred securities accrue and pay distributions periodically at specified annual rates as provided in each indenture. The trusts used all of the net proceeds from each sale of trust preferred securities to purchase a like amount of junior subordinated debentures of the Company. The junior subordinated debentures are the sole assets of the trusts. The Company's obligations under the junior subordinated debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The trust preferred securities are mandatorily redeemable upon the maturity of the junior subordinated debentures and may be subject to earlier redemption as provided in the indentures. The Company has the right to redeem the junior subordinated debentures in whole (but not in part) on or after specific dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date. At December 31, 2010, the Company had no plans to redeem these junior subordinated debentures.

The following table is a summary of outstanding trust preferred securities at December 31, 2010:

(Dollars in thousands)

Issuance Trust	Issuance date	Preferred security amount	Rate type [1]	Initial rate	Rate at 12/31/10	Maturity date	Next possible redemption date [2]
West Coast Statutory Trust III	September 2003	$7,500	Variable	6.75%	3.25%	September 2033	Currently redeemable
West Coast Statutory Trust IV	March 2004	$6,000	Variable	5.88%	3.09%	March 2034	Currently redeemable
West Coast Statutory Trust V	April 2006	$15,000	Variable	6.79%	1.73%	June 2036	June 2011
West Coast Statutory Trust VI	December 2006	$5,000	Variable	7.04%	1.98%	December 2036	December 2011
West Coast Statutory Trust VII	March 2007	$12,500	Variable	6.90%	1.85%	March 2037	March 2012
West Coast Statutory Trust VIII	June 2007	$5,000	Variable	6.74%	1.68%	June 2037	June 2012
	Total	$51,000		Weighted rate	2.16%		

[1] The variable rate preferred securities reprice quarterly.

[2] Securities are redeemable at the option of Bancorp following these dates.

The interest rates on all issued trust preferred securities reset quarterly and are tied to the London Interbank Offered Rate ("LIBOR") rate. There were no purchases, redemptions, or maturities of trust preferred securities in 2010. During 2009, the Company exercised its right to defer regularly scheduled interest payments on junior subordinated debentures related to its trust preferred securities. At December 31, 2010, the Company had a balance in other liabilities of $1.8 million in accrued and unpaid interest expense related to these junior subordinated debentures and it may not pay dividends on its capital stock until all accrued but unpaid interest has been paid in full. The average balance of junior subordinated debentures in 2010 was $51.0 million, unchanged from 2009.

Capital Resources

The Federal Reserve and the FDIC have established minimum requirements for capital adequacy for bank holding companies and state non-member banks. For more information on this topic, see the discussion under the subheading "Capital Adequacy Requirements" in the section "Supervision and Regulation" included in Item 1 of this report. The following table summarizes the capital measures of Bancorp and the Bank at December 31, 2010:

	West Coast Bancorp		West Coast Bank		Bank-level guideline requirements	
	December 31,		December 31,		Adequately	Well
	2010	2009	2010	2009	Capitalized	Capitalized
Tier 1 risk-based capital ratio	17.47%	7.17%	16.79%	14.11%	4.00%	6.00%
Total risk-based capital ratio	18.74%	9.13%	18.05%	15.37%	8.00%	10.00%
Leverage ratio	13.02%	5.37%	12.51%	10.57%	4.00%	5.00%
Total stockholders' equity	$ 272,560	$ 249,058	$ 310,487	$ 288,477		

Bancorp's total risk-based capital ratio improved to 18.74% at December 31, 2010, up from 9.13% at December 31, 2009. Bancorp's Tier 1 risk-based capital ratio increased to 17.47% from 7.17% in 2010, and its leverage ratio increased to 13.02% from 5.37% over the same period. Bancorp's capital ratios improved dramatically over year end 2009 principally as a result of the mandatory conversion of Series A preferred stock issued in the Company's October 2009 private capital raise, with net proceeds of $139.2 million, into 71.4 million common shares following receipt of shareholder approvals relating to the transactions on January 27, 2010. The $9.3 million in net proceeds from the rights offering completed during first quarter 2010, $7.0 million in net proceeds from issuances under our discretionary equity issuance program during the second quarter 2010, and a continued reduction in the Company's risk weighted assets over the past 12 months also contributed to improved capital ratios at Bancorp.

The total capital ratio at the Bank improved to 18.05% at December 31, 2010, from 15.37% at December 31, 2009, while the Bank's Tier 1 capital ratio increased from 14.11% to 16.79% over the same period. The leverage ratio at the Bank improved to 12.51% at December 31, 2010, from 10.57% at December 31, 2009. Improved capital ratios at the Bank were primarily attributable to the rights offering and discretionary equity issuance program in 2010, as well as a decline in the balance of the Bank's risk weighted assets during 2010. From the net proceeds of the private capital raise of $139.2 million, $5.0 million was retained by Bancorp and $134.2 million was contributed to the Bank as a capital contribution.

Bancorp's stockholders' equity was $272.6 million at December 31, 2010, up from $249.1 million at December 31, 2009. The total risk based capital ratios of Bancorp included $51.0 million of junior subordinated debentures of which $51.0 million and $36.6 million qualified as Tier 1 capital at December 31, 2010, and 2009, respectively, under guidance issued by the Federal Reserve and because of the Company's size on the determined date, grandfathered as Tier 1 capital under the Dodd-Frank Act. Bancorp expects to continue to rely on common equity and junior subordinated debentures to remain well capitalized, although it does not expect to issue additional junior subordinated debentures in the near term.

The Company closely monitors and manages its capital position. The combination of the private capital raise, the rights offering and the discretionary equity issuance program increased capital by $155.5 million. During 2009, the Company also suspended its quarterly cash dividend, which cannot be reinstated without regulatory consent. In addition, the Company exercised its right to defer payment of interest on its outstanding debentures issued in connection with its trust preferred securities. As a result, the Company did not pay dividends or make payments on its junior subordinated debentures issued in connection with its trust preferred securities beginning in the third quarter of 2009. As noted above, the Company has taken significant steps to increase and preserve capital and reduce risk based assets over the past two years.

While Bancorp believes its capital at the present time is sufficient and has no current plan to raise additional capital, Bancorp may take steps to raise additional capital in the future. The Company may offer and issue equity, hybrid equity or debt instruments, including convertible preferred stock or subordinated debt. Any equity or debt financing, if available at all, may be dilutive to existing shareholders or include covenants or other restrictions that limit the Company's activities.

Liquidity and Sources of Funds

The Bank's primary sources of funds include customer deposits, advances from the FHLB, maturities of investment securities, sales of "Available for Sale" securities, loan and OREO sales, loan repayments, net income, if any, loans taken out at the Federal Reserve discount window, and the use of Federal Funds markets. Scheduled loan repayments and investment securities maturities are a relatively stable source of funds, while deposit inflows, loan and OREO sales and unscheduled loan prepayments are not. Deposit inflows, loan and OREO sales and unscheduled loan prepayments are influenced by general interest rate levels, interest rates available on other investments, competition, market and general economic factors.

Deposits are the primary source of new funds. Total deposits were $1.9 billion at December 31, 2010, down from $2.1 billion at December 31, 2009. Over the past 12 months our loan to deposit ratio remained relatively unchanged and measured 79% at December 31, 2010, as reductions in time deposit balances offset the decline in the loan portfolio. At December 31, 2010, the investment securities portfolio was $646.1 million and represented a significant 28% of total earning assets. In light of the substantial liquidity position, a portion of which carried a higher cost of funds than amounts being earned and therefore has an adverse impact on net interest income and operating results, we reduced brokered, internet, and other term deposits, as well as FHLB borrowings, during 2010.

The primary liquidity ratio is equal to the sum of net cash, short-term and marketable assets divided by the sum of net deposits and short-term liabilities. The net non-core funding dependency ratio is non-core liabilities less short-term investments divided by long-term assets. The following table summarizes the primary liquidity and non-core liability ratios for the periods shown:

	December 31,	
	2010	2009
Primary liquidity	37%	38%
Net non-core funding dependency	6%	10%

At year end 2010, the Company's primary and net non-core funding dependency ratios remained strong. At December 31, 2010, the Bank had outstanding borrowings of $168.6 million against its $373.0 million in established borrowing capacity with the FHLB. The Bank's borrowing facility at year end 2010 was subject to collateral and stock ownership requirements, as well as restrictions on the term of borrowings. The Bank also had a Federal Funds line of credit agreement with a correspondent financial institution of $5.0 million at December 31, 2010. The use of such Federal Funds line is subject to certain conditions. Additionally, at December 31, 2010, the Bank had an available discount window credit line with the Federal Reserve of approximately $34.0 million with no balance outstanding. As with the other lines, each advance under the credit arrangement with the Federal Reserve is subject to prior Federal Reserve consent. For more information regarding the Company's outstanding borrowings, see Note 9 "Borrowings" to the Company's audited consolidated financial statements included under the section "Financial Statements and Supplementary Data" in Item 8 of this report.

The holding company is a separate entity from the Bank and must provide for its own liquidity. Substantially all of the holding company's liquidity, which is required to pay interest on Bancorp's junior subordinated debentures, any shareholder cash dividends and other expenses, comes from dividends declared and paid by the Bank. In addition, the holding company may receive cash from the exercise of options and the issuance of equity securities. Under the Written Agreement, Bancorp may not directly or indirectly take dividends or other forms of payment representing a reduction in capital from the Bank without the prior written approval of the Reserve Bank and the DFCS. Also, under our MOU, the Bank may not pay dividends to the holding company without the consent of the FDIC and the DFCS. At December 31, 2010, the holding company did not have any borrowing arrangements of its own.

Management expects to continue relying on customer deposits, cash flow from investment securities, and sales of "Available for Sale" securities, as its most important sources of liquidity. In addition, the Bank may from time to time obtain additional liquidity from loan and OREO sales, loan repayments, internet deposit listing services, federal funds markets, the Federal Reserve discount window and other borrowings as well as from net income. Borrowings may be used on a short-term and long-term basis to compensate for reductions in other sources of funds. Borrowings may also be used on a long-term basis to support expanded lending activities and to match maturities, duration, or repricing intervals of assets. The sources of such funds may include, but are not limited to, Federal Funds purchased, reverse repurchase agreements and borrowings from the FHLB.

For more information on this topic, see the discussion under the section "Risk Factors" included in Item 1A of this report.

Off Balance Sheet Arrangements

At December 31, 2010, the Bank had commitments to extend credit of $571.6 million, which was up 1% compared to $564.4 million at December 31, 2009. For additional information regarding off balance sheet arrangements and future financial commitments, see Note 20 "Financial Instruments with Off Balance Sheet Risk" to the Company's audited consolidated financial statements included under the section "Financial Statements and Supplementary Data" in Item 8 of this report. We are party to many contractual financial obligations, including repayment of borrowings, operating lease payments and commitments to extend credit.

The table below presents certain future financial obligations including payments required under retirement plans which are included in "Other long-term liabilities:"

(Dollars in thousands)	Payments due within time period at December 31, 2010				
	0-12 Months	1-3 Years	4-5 Years	Due After Five Years	Total
Operating leases [1]	$ 3,937	$ 7,851	$ 6,520	$ 10,237	$ 28,545
Junior subordinated debentures [2, 3]	2,893	2,207	2,207	72,799	80,106
Long-term borrowings [3]	5,345	133,160	42,690	-	181,195
Other long-term liabilities	213	413	416	1,055	2,097
Total	$ 12,388	$ 143,631	$ 51,833	$ 84,091	$ 291,943

[1] Operating leases do not include increases in common area charges.

[2] Junior subordinated debenture obligations reflect contractual maturities which are 30 years from origination and do not reflect possible call dates.

[3] Long-term borrowings and junior subordinated debenture obligations reflect interest payment obligations based on December 31, 2010 contractual interest rates.

Critical Accounting Policies

We have identified our accounting policies related to our calculation of the allowance for credit losses, valuation of other real estate owned ("OREO"), and estimates relating to income taxes as policies that are most critical to an understanding of our financial condition and operating results. Application of these policies and calculation of these amounts involve difficult, subjective, and complex judgments, and often involve estimates about matters that are inherently uncertain. These policies are discussed in greater detail below, as well as in Note 1 "Summary of Significant Accounting Policies" to the Company's audited consolidated financial statements included under the section "Financial Statements and Supplementary Data" Item 8 of this report.

Allowance for Credit Losses. Our methodology for establishing the allowance for credit losses considers a series of risk factors, both quantitative and qualitative, to reflect changes in the collectability of the portfolio not captured solely by the historical loss data. These factors augment actual loss experience and help to estimate the probability of loss within the loan portfolio based upon emerging or inherent risk trends. Qualitative factors include concentration, past due, non-accrual/adversely classified, and troubled debt restructure trends. New products and expansion into new geographic regions can increase the uncertainties in management's evaluation of the factors that are part of establishment of an allowance for credit losses that is believed to be adequate. Changes in any of the above factors could have a significant effect on the calculation of the allowance for credit losses in any given period. This discussion should be read in conjunction with our audited consolidated financial statements and related notes included in Item 8 of this report, and the section "Allowance for Credit Losses and Net Loan Charge-offs" in this Item 7 of this report.

Valuation of OREO. The Bank takes possession of OREO as part of its lending business, as real estate serves as collateral for many of the Bank's loans. OREO is initially recorded in our financial statements at the lower of the carrying amount of the loan or fair value of the property less the estimated costs to sell the property. Management considers third party appraisals as well as independent fair market value assessments from realtors or persons involved in selling OREO in determining the fair value of particular properties. Accordingly, the valuation of OREO is subject to significant external and internal judgment. If there is a difference between management's assessment of fair value less estimated cost to sell and the carrying value of the loan at the date a particular property is transferred into OREO, the difference is charged to the allowance for credit losses. Thereafter, management periodically assesses its estimate of fair value, often by means of new appraisals or reduction of property listing price. Any resulting decreases in the estimated fair value of OREO are considered valuation adjustments and trigger a corresponding charge to the line item "Other real estate owned sales and valuation adjustments and (loss) gain on sales" within total noninterest income of the consolidated statements of income (loss). At December 31, 2010, the Bank had $39.5 million of OREO.

Income Taxes. We are subject to the income tax laws of the United States and primarily the state of Oregon. We account for income taxes using the asset and liability method in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes." Our income tax benefit or expense is estimated and reported in the Consolidated Statements of Income (Loss) and includes both current and deferred tax expense or benefits and reflects taxes to be paid or refunded for the current period. Current taxes payable represent the Company's expected federal tax liability and are reported in other liabilities on the consolidated balance sheets.

We determine our deferred income taxes using the balance sheet method, under which the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense or benefit is recorded based on changes in deferred tax assets and liabilities between periods. The Company records net deferred tax assets to the extent these assets will more likely than not be realized. In making the determination whether a deferred tax asset is more likely than not to be realized, management seeks to evaluate all available positive and negative evidence including the possibility of future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial results. A deferred tax asset valuation allowance is established to reduce the net carrying amount of deferred tax assets if it is determined to be more likely than not that all or some portion of the deferred tax asset will not be realized. Based on its evaluation of the Company's deferred tax assets as of December 31, 2010, management determined that it was appropriate to have a deferred tax asset valuation allowance of $23.5 million which reduces the deferred tax asset to reflect only that portion that more likely than not will be realized. This amount was determined to be $5.8 million as of that date.

In reaching the determination to record the deferred tax asset valuation allowance, management evaluated all available evidence. A significant element of objective evidence continues to be the Company's $117.3 million cumulative, pretax loss over the three year period ended December 31, 2010. This objective evidence limits management's ability to consider other subjective evidence, including any subjective expectation of continued profitability in the future. Going forward, management will review the deferred tax asset on a quarterly basis. Any future reversals of the deferred tax asset valuation allowance, including a reduction for the effect of pretax income, would decrease the Company's income tax expense and increase net income. In the event management later determines that the Company is more likely than not to be able to realize the tax benefits of its cumulative losses in recent years, all or part of the deferred tax asset valuation allowance may be reversed.

The income tax laws of the jurisdictions in which we operate are complex and subject to different interpretations. In establishing a provision for income tax expense or benefit, we make judgments and interpretations about the application of these complex tax laws. Our interpretations are subject to change and may be subject to external review during examination by taxing authorities. Disputes may arise over our tax positions. See Note 17 "Income Taxes" to the Company's audited consolidated financial statements included under the section "Financial Statements and Supplementary Data" in Item 8 of this report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Interest rate, credit and operations risks are the most significant market risks impacting our performance. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of our business activities. We rely on loan reviews, prudent loan underwriting standards and an adequate allowance for credit losses to attempt to mitigate credit risk. Interest rate risk is reviewed at least quarterly by the Asset Liability Management Committee ("ALCO") which includes senior management representatives. The ALCO manages our balance sheet to maintain net interest income and present value of equity within acceptable ranges.

Asset/liability management simulation models are used to measure interest rate risk. The models quantify interest rate risk by simulating forecasted net interest income over a 12-month time horizon under various rate scenarios, as well as monitoring the change in the present value of equity under the same rate scenarios. The present value of equity is defined as the difference between the market value of current assets less current liabilities. By measuring the change in the present value of equity under different rate scenarios, management can identify interest rate risk that may not be evident in simulating changes in forecasted net interest income. Readers are referred to the sections, "Forward Looking Statement Disclosure" and "Risk Factors" of this report in connection with this discussion of market risks.

The following table shows the approximate percentage changes in forecasted net interest income over a 12-month period and in the present value of equity under several rate scenarios. For the net interest income analysis, three rate scenarios are compared to a stable (unchanged from December 31, 2010) rate scenario:

Stable rate scenario compared to:	Percent Change in Net Interest Income
Up 200 basis points	1.9%
Up 100 basis points	.1%
Down 100 basis points	-1.4%

As illustrated in the above table, we estimate our balance sheet was slightly asset sensitive over a 12 month horizon at December 31, 2010, meaning that interest earning assets are expected to mature or reprice more quickly than interest-bearing liabilities in a given period. A decrease in market rates of interest could adversely affect net interest income, while an increase in market rates may increase net interest income slightly. At December 31, 2009, we also estimated that our balance sheet was slightly asset sensitive. We attempt to limit our interest rate risk through managing the repricing characteristics of our assets and liabilities.

For the present value of equity analysis, the results are compared to the net present value of equity using the yield curve as of December 31, 2010. This curve is then shifted up and down and the net present value of equity is computed. This table does not include flattening or steepening yield curve effects.

December 31, 2010 Change in Interest Rates	Percent Change in Present Value of Equity
Up 200 basis points	-3.7%
Up 100 basis points	-2.0%
Down 100 basis points	-1.9%

It should be noted that the simulation model does not take into account future management actions that could be undertaken should a change occur in actual market interest rates during the year. Also, certain assumptions are required to perform modeling simulations that may have a significant impact on the results. These include important assumptions regarding the level of interest rates and balance changes on deposit products that do not have stated maturities, as well as the relationship between loan yields and deposit rates relative to market interest rates. These assumptions have been developed through a combination of industry standards and future expected pricing behavior but could be significantly influenced by future competitor pricing behavior. The model also includes assumptions about changes in the composition or mix of the balance sheet. The results derived from the simulation model could vary significantly due to external factors such as changes in the prepayment assumptions, early withdrawals of deposits and competition. Any transaction activity will also have an impact on the asset/liability position as new assets are acquired and added.

Interest Rate Sensitivity (Gap) Table

The primary objective of our asset/liability management is to maximize net interest income while maintaining acceptable levels of interest-rate sensitivity. We seek to meet this objective through influencing the maturity and repricing characteristics of our assets and liabilities.

The following table sets forth the estimated maturity and repricing and the resulting interest rate gap between interest earning assets and interest bearing liabilities at December 31, 2010. The amounts in the table are derived from internal Bank data regarding maturities and next repricing dates including contractual repayments.

(Dollars in thousands)	Estimated Maturity or Repricing at December 31, 2010				
	0-3 Months	4-12 Months	1-5 Years	Due After Five Years	Total
Interest Earning Assets:					
Interest earning balances due from banks	$ 131,952	$ -	$ -	$ -	$ 131,952
Federal funds sold	3,367	-	-	-	3,367
Trading assets	808	-	-	-	808
Investments available for sale[1] [2]	52,957	59,241	285,711	248,203	646,112
Federal Home Loan Bank Stock, held at cost[1]	12,148	-	-	-	12,148
Loans held for sale	3,102	-	-	-	3,102
Loans, including fees	588,190	252,532	629,721	65,827	1,536,270
Total interest earning assets	$ 792,524	$ 311,773	$ 915,432	$ 314,030	2,333,759
Allowance for loan losses					(40,217)
Cash and due from banks					42,672
Other assets					124,845
Total assets					$ 2,461,059
Interest Bearing Liabilities:					
Savings,interest bearing demand and money markets [3]	$ 56,262	$ 137,723	$ 440,419	$ 474,941	$ 1,109,345
Time deposits	70,202	141,324	63,885	-	275,411
Borrowings [2]	-	-	168,599	-	168,599
Junior subordinated debentures	51,000	-	-	-	51,000
Total interest bearing liabilities	$ 177,464	$ 279,047	$ 672,903	$ 474,941	1,604,355
Other liabilities					584,144
Total liabilities					2,188,499
Stockholders' equity					272,560
Total liabilities & stockholders' equity					$ 2,461,059
Interest sensitivity gap	$ 615,060	$ 32,726	$ 242,529	$ (160,911)	$ 729,404
Cumulative interest sensitivity gap	$ 615,060	$ 647,786	$ 890,315	$ 729,404	
Cumulative interest sensitivity gap as a percentage of total assets	25%	26%	36%	30%	

[1] Equity investments have been placed in the 0-3 month category.

[2] Repricing is based on anticipated call dates and may vary from contractual maturities.

[3] Repricing is based on estimated average lives.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, savings, interest bearing demand and money market deposit accounts will very likely experience a change in deposit rates more frequently than in their estimated average lives. Additionally, although certain assets and liabilities may have similar maturities and periods of repricing, they may react differently to changes in market interest rates. Also, interest rates on assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other assets and liabilities may follow changes in market interest rates. Given these shortcomings, management believes that rate risk is best measured by simulation modeling as opposed to measuring interest rate risk through interest rate gap measurement.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following audited consolidated financial statements and related documents are set forth in this Annual Report on Form 10-K on the pages indicated:

Report of Independent Registered Public Accounting Firm 53
Consolidated Balance Sheets 54
Consolidated Statements of Income (Loss) 55
Consolidated Statements of Cash Flows 56
Consolidated Statements of Changes in Stockholders' Equity 57
Notes to Consolidated Financial Statements 58

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
West Coast Bancorp
Lake Oswego, Oregon

We have audited the accompanying consolidated balance sheets of West Coast Bancorp and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related statements of income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of West Coast Bancorp and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon

March 10, 2011

WEST COAST BANCORP
CONSOLIDATED BALANCE SHEETS

As of December 31 (Dollars and shares in thousands)	2010	2009
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 42,672	$ 47,708
Federal funds sold	3,367	20,559
Interest-bearing deposits in other banks	131,952	234,830
Total cash and cash equivalents	177,991	303,097
Trading securities	808	731
Investment securities available for sale, at fair value (amortized cost: $645,246 and $564,615, respectively)	646,112	562,277
Federal Home Loan Bank stock, held at cost	12,148	12,148
Loans held for sale	3,102	1,176
Loans	1,536,270	1,724,842
Allowance for loan losses	(40,217)	(38,490)
Loans, net	1,496,053	1,686,352
Premises and equipment, net	26,774	28,476
Other real estate owned, net	39,459	53,594
Core deposit intangible, net	358	637
Bank owned life insurance	25,313	24,417
Other assets	32,941	60,642
Total assets	$ 2,461,059	$ 2,733,547
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Demand	$ 555,766	$ 542,215
Savings and interest bearing demand	445,878	422,838
Money market	663,467	657,306
Time deposits	275,411	524,525
Total deposits	1,940,522	2,146,884
Short-term borrowings	-	12,600
Long-term borrowings	168,599	250,699
Junior subordinated debentures	51,000	51,000
Reserve for unfunded commitments	850	928
Other liabilities	27,528	22,378
Total liabilities	2,188,499	2,484,489
Commitments and contingent liabilities (Notes 12 and 20)		
Stockholders' equity:		
Preferred stock: no par value, 10,000 shares authorized;		
Series A issued and outstanding: none at December 31, 2010, and 1,429 at December 31, 2009	-	118,124
Series B issued and outstanding: 121 at December 31, 2010 and 2009	21,124	21,124
Common stock: no par value, 250,000 shares authorized; issued and outstanding: 96,431 at December 31, 2010 and 15,641 at December 31, 2009	229,722	93,246
Retained earnings	21,175	17,950
Accumulated other comprehensive income (loss)	539	(1,386)
Total stockholders' equity	272,560	249,058
Total liabilities and stockholders' equity	$ 2,461,059	$ 2,733,547

See notes to consolidated financial statements.

WEST COAST BANCORP

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

Years ended December 31 (Dollars and shares in thousands, except per share amounts)	2010	2009	2008
INTEREST INCOME:			
Interest and fees on loans	$ 88,409	$ 100,356	$ 129,517
Interest on taxable investment securities	14,493	8,646	7,700
Interest on nontaxable investment securities	2,175	2,776	3,251
Interest on deposits in other banks	493	366	38
Interest on federal funds sold	6	6	340
Total interest income	105,576	112,150	140,846
INTEREST EXPENSE:			
Savings, interest bearing demand deposits and money market	4,664	9,684	17,174
Time deposits	7,466	14,758	20,375
Short-term borrowings	494	806	4,312
Long-term borrowings	8,502	6,693	4,201
Junior subordinated debentures	1,143	1,482	2,634
Total interest expense	22,269	33,423	48,696
Net interest income	83,307	78,727	92,150
Provision for credit losses	18,652	90,057	40,367
Net interest income (loss) after provision for credit losses	64,655	(11,330)	51,783
NONINTEREST INCOME:			
Service charges on deposit accounts	15,690	15,765	15,547
Payment systems related revenue	11,393	9,399	9,033
Trust and investment services revenue	4,267	4,101	5,413
Gains on sales of loans	1,197	1,738	2,328
Other real estate owned valuation adjustments and (loss) gain on sales	(4,415)	(26,953)	(5,386)
Other noninterest income	3,003	4,438	3,252
Other-than-temporary impairment losses	-	(192)	(6,338)
Gains on sales of securities	1,562	833	780
Total noninterest income	32,697	9,129	24,629
NONINTEREST EXPENSE:			
Salaries and employee benefits	45,854	44,608	47,500
Equipment	6,247	8,120	7,117
Occupancy	8,894	9,585	9,440
Payment systems related expense	4,727	4,036	3,622
Professional fees	3,991	4,342	4,317
Postage, printing and office supplies	3,148	3,201	3,834
Marketing	3,086	2,990	3,583
Communications	1,525	1,574	1,722
Goodwill impairment	-	13,059	-
Other noninterest expense	12,865	16,773	9,188
Total noninterest expense	90,337	108,288	90,323
INCOME (LOSS) BEFORE INCOME TAXES	7,015	(110,489)	(13,911)
PROVISION (BENEFIT) FOR INCOME TAXES	3,790	(19,276)	(7,598)
NET INCOME (LOSS)	$ 3,225	$ (91,213)	$ (6,313)
Basic earnings (loss) per share	$0.03	($5.83)	($0.41)
Diluted earnings (loss) per share	$0.03	($5.83)	($0.41)
Weighted average common shares	87,300	15,510	15,472
Weighted average diluted shares	90,295	15,510	15,472

See notes to consolidated financial statements.

WEST COAST BANCORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (Dollars in thousands)	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 3,225	$ (91,213)	$ (6,313)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation, amortization and accretion	8,778	8,281	4,520
Amortization of tax credits	1,085	1,320	1,264
Deferred income tax provision (benefit)	(2,540)	11,926	3,811
Amortization of intangibles	279	358	437
Provision for credit losses	18,652	90,057	40,367
Goodwill impairment	-	13,059	-
Decrease in accrued interest receivable	892	591	5,535
Decrease (Increase) in other assets	30,070	(14,854)	(12,268)
Loss on impairment of securities	-	192	6,338
Gains on sales of securities	(1,562)	(833)	(780)
Net loss on disposal of premises and equipment	61	186	14
Net other real estate owned valuation adjustments and loss (gain) on sales	4,415	26,953	5,386
Gains on sale of loans	(1,197)	(1,738)	(2,328)
Origination of loans held for sale	(34,927)	(66,485)	(61,159)
Proceeds from sales of loans held for sale	34,198	69,907	63,814
Increase (decrease) in interest payable	504	359	(579)
Increase (decrease) in other liabilities	1,651	3,345	(21,151)
Increase in cash surrender value of bank owned life insurance	(896)	(892)	(913)
Stock based compensation expense	2,089	1,520	2,865
Excess tax deficiency associated with stock plans	(357)	(496)	-
Increase (decrease) in trading securities	(77)	815	36
Net cash provided by operating activities	64,343	52,358	28,896
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from maturities of available for sale securities	288,050	69,140	51,151
Proceeds from sales of available for sale securities	77,551	36,189	35,033
Purchase of available for sale securities	(449,665)	(467,360)	(32,854)
Purchase of Federal Home Loan Bank stock	-	(1,305)	(4,849)
Redemption of Federal Home Loan Bank stock	-	-	4,301
Investments in tax credits	-	(9)	(476)
Loans made to customers less (greater) than principal collected on loans	138,459	185,293	(38,373)
Proceeds from the sale of other real estate owned	38,106	68,670	16,969
Proceeds from the sales of premises and equipment	-	-	31
Capital expenditures on other real estate owned	(3,234)	(4,881)	(1,230)
Capital expenditures on premises and equipment	(2,265)	(1,275)	(3,124)
Net cash provided (used) by investing activities	87,002	(115,538)	26,579
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in demand, savings and interest bearing transaction accounts	42,752	182,273	(104,481)
Net increase (decrease) in time deposits	(249,114)	(59,768)	34,028
Proceeds from issuance of short-term borrowings	-	347,600	2,321,801
Repayment of short-term borrowings	(17,600)	(479,600)	(2,391,801)
Proceeds from issuance of long-term borrowings	4,400	192,240	42,959
Repayment of long-term borrowings	(81,500)	(20,000)	-
Proceeds from issuance of preferred stock, net of costs	-	139,248	-
Proceeds from secured borrowings	7,991	-	-
Proceeds from issuance of common stock-Rights Offering	10,000	-	-
Costs of issuance of common stock-Rights Offering	(650)	-	-
Proceeds from issuance of common stock-Discretionary Program	7,856	-	-
Costs of issuance of common stock-Discretionary Program	(817)	-	-
Activity in deferred compensation plan	262	(1)	(50)
Proceeds from issuance of common stock-stock options	4	-	25
Redemption of stock pursuant to stock plans	(35)	(22)	(190)
Tax expense associated with equity plans	-	-	(287)
Cash dividends paid	-	(471)	(6,503)
Net cash provided (used) by financing activities	(276,451)	301,499	(104,499)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(125,106)	238,319	(49,024)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	303,097	64,778	113,802
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 177,991	$ 303,097	$ 64,778

See notes to consolidated financial statements.

WEST COAST BANCORP

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Shares and dollars in thousands)	Preferred Stock	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, January 1, 2008	-	15,593	$ 89,882	$ 118,792	$ (433)	$ 208,241
Comprehensive loss:						
Net loss	-	-	-	(6,313)	-	$ (6,313)
Other comprehensive loss, net of tax:						
Net unrealized investment loss	-	-	-	-	(1,167)	(1,167)
Other comprehensive loss, net of tax	-	-	-	-	-	(1,167)
Comprehensive loss	-	-	-	-	-	$ (7,480)
Cash dividends, $.29 per common share	-	-	-	(4,550)	-	(4,550)
Issuance of common stock-stock options	-	2	25	-	-	25
Redemption of stock pursuant to stock plans	-	(20)	(190)	-	-	(190)
Activity in deferred compensation plan	-	(7)	(50)	-	-	(50)
Issuance of common stock-restricted stock	-	128	-	-	-	-
Stock based compensation expense	-	-	2,865	-	-	2,865
Tax adjustment associated with stock plans	-	-	(287)	-	-	(287)
Post retirement benefit adjustment	-	-	-	(387)	-	(387)
BALANCE, December 31, 2008	-	15,696	92,245	107,542	(1,600)	198,187
Comprehensive loss:						
Net loss	-	-	-	(91,213)	-	$ (91,213)
Other comprehensive income, net of tax:						
Net unrealized investment gain	-	-	-	-	2,149	2,149
Other comprehensive income, net of tax	-	-	-	-	-	2,149
Comprehensive loss	-	-	-	-	-	$ (89,064)
Cumulative effect of adopting ASC 320	-	-	-	1,935	(1,935)	-
Cash dividends, $.02 per common share	-	-	-	(314)	-	(314)
Redemption of stock pursuant to stock plans	-	(12)	(22)	-	-	(22)
Issuance of Series A preferred stock, net of costs	118,124	-	-	-	-	118,124
Issuance of Series B preferred stock and warrant, net of costs	21,124	-	-	-	-	21,124
Activity in deferred compensation plan	-	(43)	(1)	-	-	(1)
Stock based compensation expense	-	-	1,520	-	-	1,520
Tax adjustment associated with stock plans	-	-	(496)	-	-	(496)
BALANCE, December 31, 2009	139,248	15,641	93,246	17,950	(1,386)	249,058
Comprehensive income:						
Net income	-	-	-	3,225	-	$ 3,225
Other comprehensive income, net of tax:						
Net unrealized investment gain	-	-	-	-	1,925	1,925
Other comprehensive income, net of tax	-	-	-	-	-	1,925
Comprehensive income	-	-	-	-	-	$ 5,150
Redemption of stock pursuant to stock plans	-	(58)	(35)	-	-	(35)
Conversion of Series A preferred stock	(118,124)	71,442	118,124	-	-	-
Issuance of common stock-Rights Offering, net of costs		5,000	9,350	-	-	9,350
Issuance of common stock-Discretionary Program, net of costs		2,804	7,039	-	-	7,039
Activity in deferred compensation plan	-	(13)	262	-	-	262
Issuance of common stock-stock options	-	2	4	-	-	4
Issuance of common stock-restricted stock	-	1,613	-	-	-	-
Stock based compensation expense	-	-	2,089	-	-	2,089
Tax adjustment associated with stock plans	-	-	(357)	-	-	(357)
BALANCE, December 31, 2010	21,124	96,431	$ 229,722	$ 21,175	$ 539	$ 272,560

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations. West Coast Bancorp ("Bancorp" or "the Company") provides a full range of financial services including lending and depository services through West Coast Bank and its 65 branch banking offices in Oregon and Washington. West Coast Trust Company, Inc. ("West Coast Trust") provides fiduciary, agency, trust and related services, and life insurance products.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Bancorp, and its wholly-owned subsidiaries, West Coast Bank (the "Bank"), West Coast Trust and Totten, Inc., after elimination of material intercompany transactions and balances. West Coast Statutory Trusts III, IV, V, VI, VII and VIII are considered related parties to Bancorp and their financial results are not consolidated in Bancorp's financial statements. Junior subordinated debentures issued by the Company to West Coast Statutory Trusts are included on the Company's balance sheet as junior subordinated debentures.

Basis of Financial Statement Presentation and the Use of Estimates in the Financial Statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and with prevailing practices within the banking and securities industries. Management is required to make certain estimates and assumptions when preparing the financial statements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and the amounts of income and expense for the reporting period. Actual results could differ significantly from management's estimates. Certain material estimates subject to significant change relate to the determination of the allowance for credit losses, the provision or benefit for income taxes, and the fair value of other real estate owned.

Subsequent Events. The Company has evaluated events and transactions for potential recognition or disclosure through the day the financial statements were issued.

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand, interest bearing deposits in other banks, amounts due from banks and federal funds sold. Generally, federal funds are purchased or sold for one-day periods.

Supplemental Cash Flow Information. The following table presents supplemental cash flow information for the years ended December 31, 2010, 2009 and 2008.

(Dollars in thousands)	December 31, 2010	December 31, 2009	December 31, 2008
Supplemental cash flow information:			
Cash (received) paid in the year for:			
Interest	$ 21,765	$ 33,063	$ 49,275
Income taxes, net	(27,742)	(14,585)	4,385
Noncash investing and financing activities:			
Change in unrealized gain (loss) on available for sale securities, net of tax	$ 1,925	$ 2,149	$ (1,167)
Dividends declared and accrued in other liabilities	-	-	157
Sale of SBA loans - transfer to other assets	7,991	-	-
Settlement of secured borrowings	(4,906)	-	-
OREO and premises and equipment expenditures accrued in other liabilities	74	242	129
Transfer of loans to OREO	25,199	74,174	87,881

Trading Securities. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with realized and unrealized gains and losses included in noninterest income. Trading securities held at December 31, 2010 and 2009 are related solely to assets held in a rabbi trust for the benefit of the Company's deferred compensation plans.

Investment Securities Available for Sale. Investment securities classified as available for sale are not trading securities but may be sold before maturity in response to changes in the Company's interest rate risk profile, funding needs or demand for collateralized deposits by public entities. Available for sale securities are carried at fair value with unrealized gains and losses, net of any tax effect, reported within accumulated other comprehensive income (loss) in stockholders' equity. Premiums and discounts are amortized or accreted over the estimated life of the investment security as an adjustment to the yield. For purposes of computing realized gains and losses, the cost of securities sold is determined using the specific identification method. The Company analyzes investment securities for other-than-temporary impairment ("OTTI") on a quarterly basis. For equity securities where declines in fair value are deemed other-than-temporary and the Company does not have the ability and intent to hold the securities until recovery, OTTI is recognized in noninterest income. The Company considers whether a debt security will be sold or if it is likely to be required to be sold prior to the recovery of any unrealized loss. Intent to sell or a requirement to sell debt securities prior to recovery would result in recognizing the entire impairment as OTTI in noninterest income. If the Company does not intend to sell impaired debt securities, will not be required to sell them prior to recovery, and the Company does not expect to recover its entire amortized cost basis of the securities, the portion of impairment loss specifically related to credit losses is recognized in noninterest income. The portion of impairment loss related to all other factors is recognized as a separate category in other comprehensive income (loss).

Valuation of Investment Securities Available for Sale. Investment securities are valued utilizing a number of methods including quoted prices in active markets, quoted prices for similar assets, quoted prices for securities in inactive markets and inputs derived principally from or corroborated by observable market data by correlation or other means. In addition, certain investment securities are valued based on the Company's own assumptions using the best information available using a discounted cash flow model.

Federal Home Loan Bank Stock. Federal Home Loan Bank of Seattle (the "FHLB") stock is carried at cost which equals its par value because the shares can only be redeemed with the FHLB at par and it lacks a market. The Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages and FHLB advances. Stock redemptions are at the discretion of the FHLB or of the Company, upon prior notice to the FHLB of five years for FHLB B stock or six months for FHLB A stock. The Bank considers FHLB stock a restricted security. The Company periodically analyzes FHLB stock for OTTI. The evaluation of OTTI on FHLB stock is based on an assessment of the ultimate recoverability of cost rather than recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of cost is influenced by criteria such as (a) the significance of any decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (b) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, (c) the impact of legislative and regulatory changes on institutions and, accordingly, the customer base of the FHLB, and (d) the liquidity position of the FHLB. The Company analyzed FHLB stock for OTTI and concluded that no impairment exists at December 31, 2010.

Loans Held for Sale. Loans held for sale includes mortgage loans that are carried at the lower of cost or market value. Market value generally approximates cost because of the short duration these assets are held by us. Gains and infrequent losses are recognized in the consolidated statement of income (loss) as the proceeds from sale less the net book value of the loan including unamortized fees and capitalized direct costs. Servicing rights are typically not retained. In addition, we originate loans to customers under Small Business Administration ("SBA") programs that generally provide for SBA guarantees of 50% to 85% of each loan. We periodically sell the guaranteed portion of certain SBA loans to investors and retain the unguaranteed portion and servicing rights in our loan portfolio. SBA loans are recorded and held within the loan portfolio until designated to be sold. Gains on these sales are earned through the sale of the guaranteed portion of the loan for an amount in excess of the adjusted carrying value of the portion of the loan sold. We allocate the carrying value of such loans between the portion sold, the portion retained and a value assigned to the right to service the loan. The difference between the adjusted carrying value of the portion retained and the face amount of the portion retained is amortized to interest income over the life of the related loan using a straight-line method over the anticipated lives of the pool of SBA loans. Certain sold SBA loans are subject to a borrower three payment "seasoning period" in which loan sale recourse applies if the borrower does not make timely payments. We record a gain on sale only after this seasoning period ends. During the seasoning period and upon receiving the cash proceeds, we record the transaction as a secured borrowing.

Loans. Loans are reported at the amount of unpaid principal balance outstanding net of unearned income and deferred fees and costs. Loan and commitment fees and certain direct loan origination costs are deferred and recognized over the life of the loan and/or commitment period as yield adjustments. Interest income on loans is accrued daily on the unpaid principal balance outstanding as earned.

Nonaccrual Loans. Loans (including impaired loans) are placed on nonaccrual status when the collection of interest or principal has become 90 days past due or is otherwise considered doubtful. When a loan is placed on nonaccrual status, the Company stops accruing interest and unpaid accrued interest is reversed. In addition, the Company stops amortizing deferred fees and costs. For certain real estate construction loans accrued unpaid interest as well as qualifying capitalized interest is reversed. When management determines that the ultimate collectability of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance on a cash-basis method until the loans qualify for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Impaired Loans. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both interest and principal) according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral less selling costs if the loan is collateral dependent. For loans that are collateral dependent the Company charges off the amount of impairment at the time of impairment, rather than placing the impaired loan amount in a specific reserve allowance. Known impairments on non-real estate secured loans are charged off immediately rather than recording a specific reserve allowance in the allowance for loan losses.

A loan is accounted for as a troubled debt restructure if the Company, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider. A troubled debt restructure typically involves a modification of terms such as a reduction of the stated interest rate or face amount of the loan, a reduction of accrued interest, or an extension of the maturity date(s) at a stated interest rate lower than the current market rate for a new loan with similar risk. Troubled debt restructures are considered impaired and as such are typically measured based on the fair market value of the collateral less selling costs. Certain troubled debt restructures are considered impaired but remain in a performing status based on a current documented evaluation supporting the expectation of performance. These loans are measured for impairment based on the present value of expected future cash flows discounted at the loans original interest rate.

Allowance for Credit Losses. The allowance for credit losses is comprised of two components, the allowance for loan losses and the reserve for unfunded commitments. The allowance for loan losses is a calculation applied to outstanding loan balances, while the reserve for unfunded commitments is based upon a calculation applied to that portion of total loan commitments not yet funded for the period reported.

The allowance for credit losses is based on management's estimates. Management determines the adequacy of the allowance for credit losses based on evaluations of the loan portfolio, recent loss experience and other factors, including economic conditions. The Company determines the amount of the allowance for credit losses required for certain sectors based on relative risk characteristics of the loan portfolio. Actual losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become necessary, are reported in earnings in the periods in which they become known. The allowance for credit losses is increased by provisions for credit losses in earnings. Losses are charged to the allowance while recoveries are credited to the allowance.

Commitments to Extend Credit. Unfunded loan commitments are generally related to providing credit facilities to customers of the bank and are not actively traded financial instruments. These unfunded commitments are disclosed as commitments to extend credit in Note 20 in the notes to consolidated financial statements.

Reserve for Unfunded Commitments. As a component of allowance for credit losses, a reserve for unfunded commitments is maintained at a level that, in the opinion of management, is adequate to absorb losses associated with the Bank's commitment to lend funds under existing agreements such as letters or lines of credit or construction loans. Management determines the adequacy of the reserve for unfunded commitments based upon reviews of individual credit facilities, current economic conditions, the risk characteristics of the various categories of commitments as well as pooled commitments with similar risk characteristics and other relevant factors. The reserve is based on estimates, and ultimate losses may vary from the current estimates. These estimates are evaluated on a regular basis and, as adjustments become necessary, they are reported in the provision for credit losses in the income statement in the periods in which they become known.

Other Real Estate Owned ("OREO"). OREO is real property of which the Bank has taken possession or that has been deeded to the Bank through a deed-in-lieu of foreclosure, non-judicial foreclosure, judicial foreclosure or similar process in partial or full satisfaction of a loan or loans. OREO is initially recorded at the lower of the carrying amount of the loan or fair value of the property less estimated costs to sell. This amount becomes the property's new basis. Management considers third party appraisals as well as independent fair market value assessments from realtors or persons involved in selling OREO in determining the fair value of particular properties. Accordingly, the valuation of OREO is subject to significant external and internal judgment. Management also periodically reviews OREO to determine whether the property continues to be carried at the lower of its recorded book value or fair value, net of estimated costs to sell. Any further OREO valuation adjustments or subsequent gains or losses on the final disposition of OREO are charged to other real estate owned valuation adjustments and (loss) gain on sales. Expenses from the maintenance and operations of OREO are included in other noninterest expense in the statements of income (loss).

Premises and Equipment. Premises and equipment are stated at cost, less accumulated depreciation and amortization. Land is carried at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. In general, furniture and equipment is amortized over a useful life of 3 to 10 years, software and computer related equipment is amortized over 3 to 5 years and buildings are amortized over periods up to 40 years. Leasehold improvements are amortized over the life of the related lease, or the life of the related assets, whichever is shorter. Expenditures for major renovations and betterments of the Company's premises and equipment are capitalized. Improvements are capitalized and depreciated over their estimated useful lives. Minor repairs, maintenance and improvements are charged to operations as incurred. When property is replaced or otherwise disposed of, the cost of such assets and the related accumulated depreciation are removed from their respective accounts. Related gain or loss, if any, is recorded in current operations.

Goodwill and Intangible Assets. At March 31, 2009, based on management's analysis and continued deteriorating economic conditions and the length of time and amount by which the Company's book value per share had exceeded its market value per share, the Company determined it was appropriate to write off the entire $13.1 million of goodwill related to its acquisition of Mid-Valley Bank in June, 2006.

Core deposit intangibles are reviewed for impairment at least annually as of year-end. At December 31, 2010 it was determined that core deposit intangibles were not impaired. If impairment were deemed to exist, the core deposit intangibles would be written down to estimated fair value, resulting in a charge to earnings in the period in which the write down occurs.

Income Taxes. Income taxes are accounted for using the asset and liability method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in Bancorp's income tax returns. The deferred tax provision (benefit) for the year is equal to the net change in the net deferred tax asset from the beginning to the end of the year, less amounts applicable to the change in value related to investment securities available for sale. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records net deferred tax assets to the extent these assets will more likely than not be realized. In making such determination, the Company assesses the available positive and negative evidence including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial results. A deferred tax asset valuation allowance is established to reduce the net carrying amount of deferred tax assets if it is determined to be more likely than not, that all or some portion of the potential deferred tax asset will not be realized. The Company's accounting policy is to exclude deferred tax assets related to unrealized losses on its available for sale debt securities as these losses are expected to reverse and realization of the related deferred tax asset is not dependent on future taxable income. It is the Company's accounting policy to include interest expense and penalties related to income taxes as a component of provision (benefit) for income taxes. See Note 17 "Income taxes" of the notes to consolidated financial statements for more detail.

Operating Segments. Public enterprises are required to report certain information about their operating segments in the financial statements. The basis for determining the Company's operating segments is the way in which management operates the businesses. Bancorp has identified two reportable segments, "banking" and "other" which includes West Coast Trust. See Note 22, "Segment and Related Information" of the notes to consolidated financial statements for more detail.

Trust Company Assets. Assets (other than cash deposits) held by West Coast Trust in fiduciary or agency capacities for its trust customers are not included in the accompanying consolidated balance sheets, because such items are not assets of West Coast Trust.

Borrowings. Federal funds purchased and securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Other short-term borrowed funds mature within one year from the date of this financial statement. Long-term borrowed funds extend beyond one year and are reclassed to short-term borrowings when the long term borrowed funds mature within one year and there is no intent to refinance.

Earnings (Loss) Per Share. Earnings (loss) per share is calculated under the two-class method. The two-class method is an earnings allocation formula that determines earnings (loss) per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. A participating security is an instrument that may participate in undistributed earnings with common stock. The Company has issued restricted stock that qualifies as a participating security. Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share is computed in the same manner as basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if certain shares issuable upon exercise of options, warrants, conversion of preferred stock, and nonvested restricted stock were included unless those additional shares would have been anti-dilutive. For the diluted earnings (loss) per share computation, the treasury stock method is applied and compared to the two-class method and whichever method results in a more dilutive impact is utilized to calculate diluted earnings per share.

Service Charges on Deposit Accounts. Service charges on deposit accounts primarily represent monthly fees based on minimum balances or transaction-based fees. These fees are recognized as earned or as transactions occur and services are provided.

Payment Systems Revenue. Payment systems revenue includes interchange income from credit and debit cards, annual fees, and other transaction and account management fees. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by the credit card associations and are based on cardholder purchase volumes. The Company records interchange income as transactions occur. Transaction and account management fees are recognized as transactions occur or services are provided, except for annual fees, which are recognized over the applicable period. Volume-related payments to partners and credit card associations and expenses for rewards programs are also recorded within payment systems revenue. Payments to partners and expenses related to rewards programs are recorded when earned by the partner or customer. Merchant processing services revenue consists principally of transaction and account management fees charged to merchants for the electronic processing of transactions, net of interchange fees paid to the credit card issuing bank, card association assessments, and revenue sharing amounts, and are all recognized at the time the merchant's transactions are processed or other services are performed. The Company may enter into revenue sharing agreements with referral partners or in connection with purchases of merchant contracts from sellers. The revenue sharing amounts are determined primarily on sales volume processed or revenue generated for a particular group of merchants. Merchant processing revenue also includes revenues related to point-of-sale equipment recorded as sales when the equipment is shipped or as earned for equipment rentals.

Trust and Investment Services Revenue. Trust and investment management fees are recognized over the period in which services are performed and are based on a percentage of the fair value of the assets under management or administration, fixed based on account type, or transaction-based fees.

New Accounting Pronouncements. In December 2010, the Financial Accounting Standards Board ("FASB") issued guidance within the Accounting Standards Update ("ASU") 2010-20 "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." ASU 2010-20 requires entities to provide disclosures designed to facilitate financial statement users' evaluation of (i) the nature of credit risk inherent in the entity's portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses, and class of financing receivable, which is generally a disaggregation of portfolio segment. The required disclosures include, among other things, a roll forward of the allowance for credit losses as well as information about modified, impaired, nonaccrual and past due loans and credit quality indicators. ASU 2010-20 became effective for the Company's financial statements as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period will be required for the Company's financial statements that include periods beginning on or after January 1, 2011. The adoption of this guidance did not have any impact on the Company's consolidated statement of income (loss), its consolidated balance sheet, or its consolidated statement of cash flows.

ASU 2010-20, "Receivables (Topic 310)—Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20," temporarily deferred the effective date for disclosures related to troubled debt restructurings to coincide with the effective date of a proposed accounting standards update related to troubled debt restructurings, which is currently expected to be effective for periods ending after June 15, 2011. The adoption of this guidance is not expected to have a material impact on the Company's consolidated statement of income (loss), its consolidated balance sheet, or its consolidated statement of cash flows.

2. INVESTMENT SECURITIES

The following table presents the available for sale investment securities as of December 31, 2010 and 2009:

(Dollars in thousands) December 31, 2010	Amortized Cost	Unrealized Gross Gains	Unrealized Gross Losses	Fair Value
U.S. Treasury securities	$ 14,347	$ 45	$ -	$ 14,392
U.S. Government agency securities	193,901	836	(507)	194,230
Corporate securities	14,499	-	(5,107)	9,392
Mortgage-backed securities	359,965	5,853	(2,200)	363,618
Obligations of state and political subdivisions	51,111	1,789	(255)	52,645
Equity investments and other securities	11,423	437	(25)	11,835
Total	$ 645,246	$ 8,960	$ (8,094)	$ 646,112

(Dollars in thousands) December 31, 2009	Amortized Cost	Unrealized Gross Gains	Unrealized Gross Losses	Fair Value
U.S. Treasury securities	$ 24,907	$ 100	$ -	$ 25,007
U.S. Government agency securities	104,168	300	(480)	103,988
Corporate securities	14,436	-	(4,683)	9,753
Mortgage-backed securities	344,179	3,013	(2,898)	344,294
Obligations of state and political subdivisions	67,651	2,562	(195)	70,018
Equity investments and other securities	9,274	2	(59)	9,217
Total	$ 564,615	$ 5,977	$ (8,315)	$ 562,277

Gross realized gains on the sale of investment securities included in earnings in 2010, 2009, and 2008 were $1,562,000, $833,000 and $814,000, respectively. Gross realized losses were $34,000 in 2008 and there were no such losses in 2010 and 2009.

In 2008, the Company recorded OTTI charges totaling $6.3 million pretax consisting of $.4 million relating to an investment in a Lehman Brothers bond, $3.1 million related to two pooled trust preferred investments in our corporate securities portfolio, and $2.8 million for an investment in Freddie Mac preferred stock held in our equity and other securities portfolio. The $3.1 million OTTI related to two pooled trust preferred investments was subsequently reversed as of March 31, 2009 as a result of the FASB issuing authoritative guidance included in Accounting Standards Codification ("ASC") 320 "Investments – Debt and Equity Securities" that amended other-than-temporary impairment guidance for debt securities to require a new other-than-temporary impairment model that shifts the focus from an entity's intent to hold the debt security until recovery to its intent, or expected requirements to sell the debt security. This guidance is intended to provide greater clarity to investors about the credit and noncredit component of an OTTI event and to more effectively communicate when an OTTI event has occurred. This guidance was applied prospectively with a cumulative effect transition adjustment as of the beginning of the period in which it was adopted.

In the first quarter of 2009, the Company recorded OTTI charges totaling $.2 million pretax consisting of $.1 million relating to a Lehman Brothers bond held in our corporate securities portfolio and $.1 for the investment in Freddie Mac preferred stock held in our equity and other securities portfolio. Both of these investments were sold in the second quarter of 2009 for no additional gain or loss.

Dividends on equity investments for the years 2010, 2009, and 2008 were $105,000, $106,000, and $294,000, respectively.

2. INVESTMENT SECURITIES (continued)

Our U.S. Government agency securities increased by $90.2 million from December 31, 2009, to December 31, 2010, as part of our effort to improve liquidity, maintain portfolio diversification and provide collateral for public funds and borrowing sources such as the FHLB.

The investment securities portfolio had a net unrealized gain of $.9 million at December 31, 2010 compared to a net unrealized loss of $2.3 million at December 31, 2009. Our corporate security portfolio had a $5.1 million unrealized loss at December 31, 2010. The majority of this loss was associated with the decline in market value of our investments in pooled trust preferred securities issued primarily by banks and insurance companies. An increase in credit and liquidity spreads contributed to the unrealized loss associated with these securities which had a $14.0 million amortized cost and an $8.9 million estimated fair value at December 31, 2010. These securities are rated C or better by the rating agencies that cover these securities and they have several features that reduce credit risk, including seniority over certain tranches in the same pool and the benefit of certain collateral coverage tests.

The following tables provide the fair value and gross unrealized losses on securities available for sale, aggregated by category and length of time the individual securities have been in a continuous unrealized loss position:

(Dollars in thousands)	Less than 12 months		12 months or more		Total	
		Unrealized		Unrealized		Unrealized
As of December 31, 2010	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
U.S. Government agency securities	$ 40,528	$ (507)	$ -	$ -	40,528	(507)
Corporate securities	-	-	8,892	(5,107)	8,892	(5,107)
Mortgage-backed securities	110,414	(2,088)	978	(112)	111,392	(2,200)
Obligations of state and political subdivisions	4,084	(255)	-	-	4,084	(255)
Equity and other securities	1,776	(24)	1	(1)	1,777	(25)
Total	$ 156,802	$ (2,874)	$ 9,871	$ (5,220)	$ 166,673	$ (8,094)

(Dollars in thousands)	Less than 12 months		12 months or more		Total	
		Unrealized		Unrealized		Unrealized
As of December 31, 2009	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
U.S. Government agency securities	$ 65,422	$ (480)	$ -	$ -	$ 65,422	$ (480)
Corporate securities	-	-	9,253	(4,683)	9,253	(4,683)
Mortgage-backed securities	136,313	(2,074)	5,882	(824)	142,195	(2,898)
Obligations of state and political subdivisions	2,470	(49)	1,866	(146)	4,336	(195)
Equity and other securities	4,736	(59)	-	-	4,736	(59)
Total	$ 208,941	$ (2,662)	$ 17,001	$ (5,653)	$ 225,942	$ (8,315)

There were six investment securities with a 12 month or greater continuous unrealized loss in the investment portfolio at December 31, 2010, with a total unrealized loss of $5.2 million. In comparison, at December 31, 2009, there were nine investment securities with a 12 month or greater continuous unrealized loss in the investment portfolio, with a total unrealized loss of $5.7 million. The unrealized loss on these investment securities was primarily due to continued increased credit and liquidity spreads and an extension of expected cash flow causing a decline in the fair market value subsequent to the purchase of our pooled trust preferred securities (corporate security category). These securities had an estimated fair value of $8.9 million compared to a $14.0 million amortized cost at December 31, 2010. The value of most of our securities fluctuates as market interest rates change.

There were a total of 28 securities in Bancorp's investment portfolio at December 31, 2010, that have been in a continuous unrealized loss position for less than 12 months, with an amortized cost of $159.7 million and a total unrealized loss of $2.9 million. At December 31, 2009, there were a total of 37 securities in Bancorp's investment portfolio that have been in a continuous unrealized loss position for less than 12 months, with an amortized cost of $211.6 million and a total unrealized loss of $2.7 million. The unrealized loss on these investment securities was predominantly caused by increases in credit and liquidity spreads. The fair value of these securities fluctuates as market interest rates change.

Based on management's review and evaluation of the Company's debt securities, the Bank does not intend to sell any debt securities which have an unrealized loss, it is unlikely the Company will be required to sell these securities before recovery, and we expect to recover the entire amortized cost of these impaired securities. Therefore the debt securities with unrealized losses were not considered to have OTTI. In addition, the unrealized loss on equity securities is considered temporary and the Company has the intent and ability to hold equity investments until recovery, therefore these securities were not considered other-than-temporarily impaired.

At December 31, 2010 and 2009, the Company had $504.0 and $399.0 million, respectively, in investment securities being provided as collateral to the FHLB, the Federal Reserve Bank of San Francisco (the "Reserve Bank"), the State of Oregon and the State of Washington, and others for our borrowings and certain public fund deposits. At December 31, 2010 and December 31, 2009, Bancorp had no reverse repurchase agreements.

2. INVESTMENT SECURITIES (continued)

The follow table presents the maturities of the investment portfolio at December 31, 2010:

(Dollars in thousands)	Available for sale	
	Amortized cost	Fair value
U.S. Treasury securities		
One year or less	$ 14,147	$ 14,181
After one year through five years	200	211
After five through ten years	-	-
Due after ten years	-	-
Total	14,347	14,392
U.S. Government agency securities:		
One year or less	-	-
After one year through five years	163,481	164,087
After five through ten years	30,420	30,143
Due after ten years	-	-
Total	193,901	194,230
Corporate securities:		
One year or less	-	-
After one year through five years	500	500
After five through ten years	-	-
Due after ten years	13,999	8,892
Total	14,499	9,392
Obligations of state and political subdivisions:		
One year or less	6,223	6,328
After one year through five years	11,359	11,966
After five through ten years	28,668	29,441
Due after ten years	4,861	4,910
Total	51,111	52,645
Sub-total	273,858	270,659
Mortgage-backed securities	359,965	363,618
Equity investments and other securities	11,423	11,835
Total securities	$ 645,246	$ 646,112

Mortgage-backed securities, including collateralized mortgage obligations and asset-backed securities, have maturities that will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the loan portfolio as of December 31, 2010 and 2009:

(Dollars in thousands)	December 31,	
	2010	2009
Commercial loans	$ 309,327	$ 370,077
Real estate construction	44,085	99,310
Real estate mortgage	349,016	374,668
Commercial real estate	818,577	862,193
Installment and other consumer	15,265	18,594
Total loans	1,536,270	1,724,842
Allowance for loan losses	(40,217)	(38,490)
Total loans, net	$ 1,496,053	$ 1,686,352

Total loans decreased by 11% or $189 million from the balance at December 31, 2009, and the decrease reflected weak real estate markets and soft loan demand within our operating region which, on a historical basis, contributed to modest new loan origination volumes. At December 31, 2010 and 2009, Bancorp had $1.3 million and $1.2 million, respectively, of overdrafts classified as loans in the installment and other consumer loan category.

The Company has lending policies and underwriting processes in place that are designed to make loans within an acceptable level of risk for the estimated return. Management reviews and approves these policies and processes on a regular basis. Management frequently reviews reports related to loan production, loan quality, loan delinquencies and nonperforming and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

Commercial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently execute its business. Underwriting standards are designed to promote relationship banking rather than transactional banking. The Company's lending officers examine current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Management monitors and evaluates commercial loans based on collateral, geography and risk rating criteria. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and typically incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful lease-up of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk rating criteria. As a general rule, the Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. The Company also utilizes third parties to provide insight and guidance about economic conditions and trends affecting market areas it serves.

With respect to loans to real estate investors that are secured by non-owner occupied properties that the Company may originate from time to time, the Company generally requires the borrower to have had an existing relationship and have a proven record of positive business performance. Our residential and commercial construction portfolios are portfolios we consider to have higher risk. Construction loans are underwritten utilizing independent appraisal reviews, sensitivity analysis of absorption and lease rates financial analysis of the developers, property owners, and investors as well as on a selective basis, feasibility studies. Construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from the Company or other approved third party long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, pre-leasing that does not materialize, general economic conditions, the availability of long-term financing, and completion of construction within timelines and costs originally set forth.

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES (continued)

The Bank originates fixed and adjustable rate residential mortgages. These residential loans are typically sold on the secondary market with the servicing responsibility released by the Company. These loan sales have no recourse, however sales are subject to proper compliance with standard underwriting rules that if not met, may allow the secondary market buyer to require the Company to repurchase the note. Upon origination, these residential mortgage loans are recorded as loans held for sale until the sale has closed.

The Bank originates home equity loans and lines through an online application system in which all applications are centrally reviewed with underwriting and verifications completed by an experienced underwriter. Monthly loan portfolio reports provide home equity loan performance monitoring. Annual review of credit policies document the acceptance of policy and procedure changes as needed. Credit risk is minimized by accepting borrowers with a proven credit history, verified income sources for repayment and owner occupied properties as acceptable collateral. Portfolio balances, performance and underwriting standards can be influenced by regional economic cycles related to unemployment levels, de-leveraging by borrowers, and market values for residential properties.

The Company originates consumer loans utilizing a computer-based credit scoring analysis to supplement the underwriting process. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as needed, jointly by line and staff personnel. This activity, coupled with relatively small loan amounts that are spread across many individual borrowers, minimizes risk. Additionally, trend and outlook reports are reviewed by management on a regular basis.

The Company maintains credit administration and credit review functions that are designed to help confirm our credit standards are being followed. Significant findings and periodic reports are communicated to the Chief Credit Officer and Chief Executive Officer and, in certain cases, to the Loan, Investment & Asset/Liability Committee, which is comprised of certain directors. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Company's policies and procedures.

Loans greater than 90 days past due are classified into nonaccrual status. The following table presents an age analysis of the loan portfolio as of December 31, 2010 and 2009:

(Dollars in thousands)	December 31, 2010				
	30 - 89 days past due	Greater than 90 days past due	Total past due	Current loans	Total loans
Commercial	$ 953	$ 9,984	$ 10,937	$ 298,390	$ 309,327
Real estate construction	2,098	4,039	6,137	37,948	44,085
Real estate mortgage	4,662	5,669	10,331	338,685	349,016
Commercial real estate	3,988	12,157	16,145	802,432	818,577
Installment and other consumer	53	-	53	15,212	15,265
Total	$ 11,754	$ 31,849	$ 43,603	$ 1,492,667	$ 1,536,270

(Dollars in thousands)	December 31, 2009				
	30 - 89 days past due	Greater than 90 days past due	Total past due	Current loans	Total loans
Commercial	$ 7,540	$ 23,280	$ 30,820	$ 339,257	$ 370,077
Real estate construction	3,462	13,284	16,746	82,564	99,310
Real estate mortgage	7,215	11,399	18,614	356,054	374,668
Commercial real estate	5,626	3,227	8,853	853,340	862,193
Installment and other consumer	59	128	187	18,407	18,594
Total	$ 23,902	$ 51,318	$ 75,220	$ 1,649,622	$ 1,724,842

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES (continued)

The following table presents an analysis of impaired loans as of December 31, 2010 and 2009:

(Dollars in thousands)	December 31, 2010					
	Unpaid principal balance[1]	Impaired loans with no allowance	Impaired loans with allowance	Total impaired loan balance	Related allowance	Average balance
Commercial	$ 22,692	$ 13,377	$ 1,679	$ 15,056	$ 2	$ 19,992
Real estate construction	15,570	10,692	323	11,015	2	20,191
Real estate mortgage	28,856	15,491	7,828	23,319	443	20,610
Commercial real estate	28,717	21,648	5,634	27,282	103	17,187
Installment and other consumer	-	-	-	-	-	45
Total	$ 95,835	$ 61,208	$ 15,464	$ 76,672	$ 550	$ 78,025

(Dollars in thousands)	December 31, 2009					
	Unpaid principal balance[1]	Impaired loans with no allowance	Impaired loans with allowance	Total impaired loan balance	Related allowance	Average balance
Commercial	$ 55,150	$ 35,640	$ -	$ 35,640	$ -	$ 38,500
Real estate construction	36,455	23,861	-	23,861	-	58,703
Real estate mortgage	31,459	23,523	-	23,523	-	28,228
Commercial real estate	16,801	15,783	-	15,783	-	8,881
Installment and other consumer	-	-	-	-	-	14
Total	$ 139,865	$ 98,807	$ -	$ 98,807	$ -	$ 134,326

[1]The unpaid principal balance on impaired loans represents the amount owed by the borrower. The carry value of impaired loans is lower than the unpaid principal balance due to charge-offs.

At December 31, 2010 and 2009, Bancorp's recorded investment in loans that were considered to be impaired was $76.7 million and $98.8 million, respectively. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both interest and principal) according to the contractual terms of the loan agreement. For loans that are collateral dependent; the Company charges off the amount of impairment at the time of impairment. At December 31, 2010, a specific reserve allowance in the amount of $.6 million was established related to $15.5 million of impaired loans which were considered to be troubled debt restructurings and were on accrual status, compared to no such specific reserve allowance for impaired loans at December 31, 2009.

The average recorded investment in impaired loans for the years ended December 31, 2010, 2009 and 2008 was approximately, $78.0 million, $134.3 million and $128.6 million, respectively. For the years ended December 31, 2010, 2009 and 2008, interest income recognized on impaired loans totaled $568,000, $526,000, and $1,195,000, respectively.

At December 31, 2010, Bancorp had $57.8 million in loans classified as troubled debt restructurings of which $15.5 million was on accrual status, with the remaining $42.3 million on nonaccrual status. The $57.8 million in troubled debt restructurings were considered impaired at December 31, 2010. Troubled debt restructurings were $22.8 million at December 31, 2009, of which $11.7 million was on accrual status, with the remaining $11.1 million on nonaccrual status. The modifications granted on troubled debt restructurings were due to borrower financial difficulty and generally provide for a temporary modification of loan terms.

The following table presents nonaccrual loans by category as of December 31, 2010 and 2009:

(Dollars in thousands)	December 31, 2010	December 31, 2009
Commercial	$ 13,377	$ 36,211
Real estate construction	10,692	23,861
Real estate mortgage	15,491	22,351
Commercial real estate	21,671	16,778
Installment and other consumer	-	144
Total loans on nonaccrual status	$ 61,231	$ 99,345

Loans on which the accrual of interest has been discontinued were approximately $61.2 million, $99.3 million and $127.6 million at December 31, 2010, 2009, and 2008, respectively. Interest income foregone on nonaccrual loans was approximately $6.5 million, $10.7 million and $13.6 million in 2010, 2009, and 2008, respectively.

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES (continued)

The Company uses a risk rating matrix to assign a risk rating to loans not evaluated on a homogenous pool level. At December 31, 2010, $1.10 billion of loans were risk rated and $439.4 million were evaluated on a homogeneous pool basis. Individually risk rated loans are rated on a scale of 1 to 10. A description of the general characteristics of the 10 risk ratings is as follows:

- Ratings 1, 2 and 3 - These ratings include loans to very high credit quality borrowers of investment or near investment grade. These borrowers have significant capital strength, moderate leverage, stable earnings and growth, and readily available financing alternatives. Smaller entities, regardless of strength, would generally not fit in these ratings. These ratings also include loans that are collateralized by U. S. Government securities and certificates of deposits.

- Rating 4 - These ratings include loans to borrowers of solid credit quality with moderate risk. Borrowers in these ratings are differentiated from higher ratings on the basis of size (capital and/or revenue), leverage, asset quality and the stability of the industry or market area.

- Ratings 5 and 6 - These ratings include "pass rating" loans to borrowers of acceptable credit quality and risk. Such borrowers are differentiated from Rating 4 in terms of size, secondary sources of repayment or they are of lesser stature in other key credit metrics in that they may be over-leveraged, undercapitalized, inconsistent in performance or in an industry or an economic area that is known to have a higher level of risk, volatility, or susceptibility to weaknesses in the economy. However, no material adverse trends are evident with borrowers in these pass ratings.

- Rating 7 - This rating includes loans on management's "watch list" and is intended to be utilized on a temporary basis for pass rating borrowers where a significant risk-modifying action is anticipated in the near term.

- Rating 8 - This rating includes "Substandard" loans, in accordance with regulatory guidelines, for which the accrual of interest may or may not been discontinued. By definition under regulatory guidelines, a "Substandard" loan has defined weaknesses which make payment default or principal exposure likely, but not yet certain. Such loans are apt to be dependent upon collateral liquidation, a secondary source of repayment, or an event outside of the normal course of business.

- Rating 9 - This rating includes "Doubtful" loans in accordance with regulatory guidelines. Such loans are placed on nonaccrual status and may be dependent upon collateral having a value that is difficult to determine or upon some near-term event which lacks certainty.

- Rating 10 - This rating includes "Loss" loans in accordance with regulatory guidelines. Such loans are to be charged-off or charged-down when payment is acknowledged to be uncertain or when the timing or value of payments cannot be determined. "Loss" is not intended to imply that the loan or some portion of it will never be paid, nor does it in any way imply that there has been a forgiveness of debt.

The Company considers loans assigned a risk rating 8 through 10 to be classified loans. The following table presents weighted average risk ratings of the loan portfolio and classified loans by category. The weighted average risk ratings did not exhibit material change from December 31, 2009 to December 31, 2010. Overall classified loans have decreased, both in total and as a percentage of the loan portfolio. Total commercial real estate classified loans increased during 2010, as this portfolio typically is challenged in the latter part of a weak economic period.

(Dollars in thousands)	December 31, 2010		December 31, 2009	
	Weighted average risk rating	Classified loans	Weighted average risk rating	Classified loans
Commercial	5.89	$ 32,895	5.92	$ 50,517
Real estate construction	7.33	24,131	7.18	38,337
Real estate mortgage	6.34	20,913	6.70	15,090
Commercial real estate	5.75	42,045	5.54	32,627
Installment and other consumer[1]	7.41	137	-	-
Total		$ 120,121		$ 136,571
Total loans risk graded	$ 1,096,859		$ 1,197,263	

[1] Installment and other consumer loans are primarily evalued on a homogenous pool level and generally not individually risk rated unless certain factors are met.

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES (continued)

The following table presents loans by category that the credit risk is evaluated on a portfolio basis including our home equity lines of credit and certain small business loans. Important credit quality metrics for this portfolio include nonaccrual and past due status. Total loans evaluated on a homogeneous pool basis were $439.4 million and $527.6 million at December 31, 2010 and 2009, respectively.

(Dollars in thousands)	December 31, 2010			December 31, 2009		
	Current status	Nonaccrual status	30 - 89 days past due	Current status	Nonaccrual status	30 - 89 days past due
Commercial	$ 54,217	$ 245	$ 7	$ 57,635	$ 582	$ 29
Real estate construction	-	1,136	-	2,787	2,420	-
Real estate mortgage	269,862	4,958	1,931	318,176	14,540	1,102
Commercial real estate	90,782	1,334	8	110,557	989	167
Installment and other consumer	14,878	-	52	18,391	144	59
Total	$ 429,739	$ 7,673	$ 1,998	$ 507,546	$ 18,675	$ 1,357

The allowance for credit losses is a reserve established through a provision for credit losses charged to expense, which represents management's best estimate as of the balance sheet date, of probable losses that have been incurred within the existing loan portfolio. The allowance for credit losses is based on historical loss experience by type of credit and internal risk rating, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The Company's process for determining the appropriate amount of the allowance for credit losses is designed to account for credit deterioration as it occurs. The provision for credit losses is reflective of loan quality trends, and considers trends related to nonaccrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors. The provision for credit losses also reflects the totality of actions taken on all loans for a particular period.

The allowance for credit losses reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. Portions of the allowance may be allocated for specific loans; however, the entire allowance is available for any loan that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Company's control, including, among other things, the performance of the overall loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

The Company's allowance for loan losses consists of three key elements: specific reserve allowances, formula allowance, and an unallocated allowance that represents an amount to capture risk associated with qualitative factors and uncertainty that is inherent in estimates used to determine the allowance.

Specific reserve allowances may be established when management can estimate the amount of an impairment of a loan, typically on a non real estate collateralized loan or to address the unique risks associated with a group of loans or particular type of credit exposure. The Company does not establish specific reserve allowances on collateral dependent impaired loans. Impairment on these loans is charged off to the allowance for credit losses when impairment is established.

The formula allowance is calculated by applying loss factors to individual loans based on the assignment of risk ratings, or through the assignment of loss factors to homogenous pools of loans. Changes in risk ratings of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based on our historical loss experience and such other data as management believes to be pertinent, and may be adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date. At December 31, 2010 and 2009, the allowance for loan losses was $40.2 million and $38.5 million, respectively, while the reserve for unfunded commitments was $.8 million and $.9 million, respectively.

The unallocated loan loss allowance represents an amount for imprecision or uncertainty that is inherent in estimates used to determine the allowance. In determining whether to carry an unallocated allowance and, if so, the amount of the allowance, management considers a variety of qualitative factors, including regional economic and business conditions that impact important categories of our portfolio, loan growth rates, the depth and skill of lending staff, the interest rate environment, and the results of bank regulatory examinations and findings of our internal credit examiners. Currently, we have an unallocated allowance for loan losses that is the result of our judgment about risks inherent in the loan portfolio due to economic uncertainties, as well as our evaluation of historical loss experience relative to current trends, and other subjective factors. The current level of unallocated reserves is high by historical standards; however, the Company believes higher levels of unallocated reserves are appropriate given downward pressure on real estate values and higher levels of uncertainty associated with strained economic conditions.

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES (continued)

The following is an analysis of the changes in the allowance for credit losses:

(Dollars in thousands)	Year Ended December 31,		
	2010	2009	2008
Balance, beginning of period	$ 39,418	$ 29,934	$ 54,903
Provision for credit losses	18,652	90,057	40,367
Losses charged to the allowance	(19,476)	(82,345)	(68,255)
Recoveries credited to the allowance	2,473	1,772	2,919
Balance, end of period	$ 41,067	$ 39,418	$ 29,934
Components of allowance for credit losses			
Allowance for loan losses	$ 40,217	$ 38,490	$ 28,920
Reserve for unfunded commitments	850	928	1,014
Total allowance for credit losses	$ 41,067	$ 39,418	$ 29,934

The reduced provision for credit losses of $18.7 million for 2010, as compared to $90.1 million for 2009, was largely due to a slowdown in the unfavorable risk rating migration within the loan portfolio, lower loan net charge-offs, and, to a lesser extent, the release of reserves as certain loans moved from being included in the general valuation allowance to being individually measured for impairment. The provision for credit losses of $90.1 million for 2009 increased $49.7 million as compared to $40.4 million in 2008, primarily caused by negative risk rating changes within the loan portfolio and higher net charge-offs in our loan portfolio.

The following table presents summary account activity of the allowance for credit losses by loan category as of December 31, 2010 and 2009:

(Dollars in thousands)	December 31, 2010						
	Commercial	Real estate construction	Real estate mortgage	Commercial real estate	Installment and other consumer	Unallocated	Total
Balance, beginning of period	$ 8,224	$ 7,240	$ 8,211	$ 9,492	$ 1,294	$ 4,957	$ 39,418
Provision for credit losses	4,474	113	7,025	4,262	1,574	1,204	18,652
Losses charged to the allowance	(5,229)	(3,576)	(7,461)	(1,321)	(1,889)	-	(19,476)
Recoveries credited to the allowance	1,072	697	381	29	294	-	2,473
Balance, end of period	$ 8,541	$ 4,474	$ 8,156	$ 12,462	$ 1,273	$ 6,161	$ 41,067
Loans valued for impairment:							
Individually	$ 15,056	$ 11,015	$ 23,319	$ 27,282	$ -	$ -	$ 76,672
Collectively	294,271	33,070	325,697	791,295	15,265	-	1,459,598
Total	$ 309,327	$ 44,085	$ 349,016	$ 818,577	$ 15,265	$ -	$ 1,536,270

(Dollars in thousands)	December 31, 2009						
	Commercial	Real estate construction	Real estate mortgage	Commercial real estate	Installment and other consumer	Unallocated	Total
Balance, beginning of period	$ 7,221	$ 7,875	$ 5,002	$ 6,552	$ 1,341	$ 1,943	$ 29,934
Provision for credit losses	22,409	34,656	20,244	8,171	1,563	3,014	90,057
Losses charged to the allowance	(22,411)	(35,576)	(17,082)	(5,382)	(1,894)	-	(82,345)
Recoveries credited to the allowance	1,005	285	47	151	284	-	1,772
Balance, end of period	$ 8,224	$ 7,240	$ 8,211	$ 9,492	$ 1,294	$ 4,957	$ 39,418
Loans valued for impairment:							
Individually	$ 35,640	$ 23,861	$ 23,523	$ 15,783	$ -	$ -	$ 98,807
Collectively	334,437	75,449	351,145	846,410	18,594	-	1,626,035
Total	$ 370,077	$ 99,310	$ 374,668	$ 862,193	$ 18,594	$ -	$ 1,724,842

4. PREMISES AND EQUIPMENT

Premises and equipment consists of the following:

(Dollars in thousands)	December 31, 2010	2009
Land	$ 4,439	$ 4,439
Buildings and improvements	31,002	30,832
Furniture and equipment	28,917	28,147
Construction in progress	398	370
	64,756	63,788
Accumulated depreciation	(37,982)	(35,312)
Total	$ 26,774	$ 28,476

Depreciation included in occupancy and equipment expense amounted to $3.8 million, $5.9 million, and $4.7 million for the years ended December 31, 2010, 2009, and 2008, respectively. Depreciation for all premises and equipment is calculated using the straight-line method. The Company periodically reviews the recorded value of its long-lived assets, specifically premises and equipment, to determine whether impairment exists. No impairments were recorded during 2010, 2009, or 2008.

5. GOODWILL AND INTANGIBLE ASSETS

The following table summarizes the changes in Bancorp's goodwill and core deposit intangible asset for the periods shown:

(Dollars in thousands)	Goodwill	Core deposit intangible
Balance, January 1, 2009	$ 13,059	$ 995
Amortization	-	(358)
Impairment	(13,059)	-
Balance, December 31, 2009	$ -	$ 637
Amortization	-	(279)
Balance, December 31, 2010	$ -	$ 358

The goodwill impairment analysis requires management to make judgments in determining if an indicator of impairment has occurred and involves a two-step process. The first step was a comparison of the Bank's fair value to its carrying value. We estimated fair value using a combination of quoted market price and an estimate of a control premium. The results of the analysis concluded that the estimated fair value of the Company's Bank reporting unit was less than its book value and the carrying amount of the Company's Bank reporting unit goodwill exceeded its implied fair value. Therefore, the Company failed step one and moved to the second step which required allocation of the fair value to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill.

At March 31, 2009, based on management's analysis and continued deteriorating economic conditions and the length of time and amount by which the Company's book value per share had exceeded its market value per share, the Company determined the Company's Bank reporting unit goodwill exceeded its implied fair value at March 31, 2009 and it was appropriate to write off the entire $13.1 million of goodwill related to its acquisition of Mid-Valley Bank in June 2006.

The following table presents the forecasted core deposit intangible asset amortization expense for 2011 through 2013:

(Dollars in thousands) Year	Full year expected amortization
2011	$ 199
2012	119
2013	40

6. OTHER REAL ESTATE OWNED, NET

The following table summarizes Bancorp's OREO for the years ended December 31, 2010 and 2009:

(Dollars in thousands)	December 31, 2010		December 31, 2009	
Balance, beginning period	$	53,594	$	70,110
Additions to OREO		28,384		79,107
Disposition of OREO		(35,870)		(77,061)
Valuation adjustments in the period		(6,649)		(18,562)
Total OREO	$	39,459	$	53,594

The following table summarizes Bancorp's OREO valuation allowance for the years ended December 31, 2010 and 2009:

(Dollars in thousands)	December 31, 2010		December 31, 2009	
Balance, beginning period	$	9,489	$	3,920
Valuation adjustments in the period		6,649		18,562
Deductions from the valuation allowance due to disposition		(8,554)		(12,993)
Total OREO valuation allowance	$	7,584	$	9,489

7. OTHER ASSETS

The following table summarizes Bancorp's other assets for the years ended December 31, 2010 and 2009:

(Dollars in thousands)	December 31, 2010		December 31, 2009	
Deferred tax assets, net	$	5,789	$	3,249
Accrued interest receivable		9,522		10,415
Investment in affordable housing tax credits		3,915		4,833
Income taxes receivable		-		31,493
Other		13,715		10,652
Total other assets	$	32,941	$	60,642

Bancorp has invested in two limited partnerships that operate qualified affordable housing properties. Tax credits and tax deductions from operating losses are passed through the partnerships to Bancorp. The Company accounts for these investments using the equity method.

8. BALANCES WITH THE FEDERAL RESERVE BANK

The Bank is required to maintain cash reserves or deposits with the Federal Reserve Bank equal to a percentage of reservable deposits. The average required reserves for the Bank were $6.5 million and $6.1 million during the years ended December 31, 2010 and 2009, respectively.

9. BORROWINGS

The following table summarizes Bancorp's borrowings for the years ended December 31, 2010 and 2009:

(Dollars in thousands)	December 31, 2010	December 31, 2009
Short-term borrowings:		
FHLB advances	$ -	$ 12,600
Long-term borrowings:		
FHLB non-putable advances	138,599	220,699
FHLB putable advances	30,000	30,000
Total long-term borrowings	168,599	250,699
Total borrowings	$ 168,599	$ 263,299

FHLB advances are collateralized, as provided for in an "Advances, Security and Deposit Agreement" with the FHLB, by investment securities and qualifying loans. This advance agreement requires FHLB prior consent to utilize available credit. At December 31, 2010, the Company had additional borrowing capacity available at the FHLB of $504.4 million based on pledged collateral.

Long-term borrowings at December 31, 2010, consisted of notes with fixed maturities (non-putable) and putable advances with the FHLB totaling $168.6 million. Total long-term borrowings with fixed maturities were $138.6 million, with rates ranging from 2.32% to 5.03%. Bancorp had three putable advances totaling $30.0 million, with original terms of five years at rates ranging from 2.45% to 3.78%. The scheduled maturities on these putable advances occur in February 2013, August 2013, and March 2014, although the FHLB may under certain circumstances require repayment of these putable advances prior to maturity. Principal payments due at scheduled maturity of Bancorp's long-term borrowings at December 31, 2010, were $50.1 million in 2012, $76.3 million in 2013, and $42.2 million in 2014.

Long-term borrowings at December 31, 2009 consisted of notes with fixed maturities and putable advances with the FHLB totaling $250.7 million. Total long-term borrowings with fixed maturities were $220.7 million. Bancorp had three putable advances totaling $30.0 million with original terms of five years, and final maturities in February 2013, August 2013, and March 2014. The FHLB may under certain circumstances require repayment of these putable advances prior to their scheduled maturities.

Bancorp had no outstanding Federal Funds purchased from correspondent banks, borrowings from the discount window, or reverse repurchase agreements at December 31, 2010 and 2009.

10. JUNIOR SUBORDINATED DEBENTURES

At December 31, 2010, six wholly-owned subsidiary grantor trusts established by Bancorp had issued and sold $51 million of trust preferred securities. Trust preferred securities accrue and pay distributions periodically at specified annual rates as provided in each indenture. The trusts used all of the net proceeds from each sale of trust preferred securities to purchase a like amount of junior subordinated debentures of the Company. The junior subordinated debentures are the sole assets of the trusts. The Company's obligations under the junior subordinated debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The trust preferred securities are mandatorily redeemable upon the maturity of the junior subordinated debentures and may be subject to earlier redemption by the Company as provided in the indentures. The Company has the right to redeem the junior subordinated debentures in whole (but not in part) on or after specific dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date. During the third quarter 2009, the Company exercised its right to defer regularly scheduled interest payments on junior subordinated debentures related to its trust preferred securities. At December 31, 2010, the Company had a balance in other liabilities of $1.8 million in accrued and unpaid interest expense related to these junior subordinated debentures, and it may not pay dividends on its capital stock until all accrued but unpaid interest has been paid in full.

The following table is a summary of outstanding trust preferred securities at December 31, 2010:

(Dollars in thousands)

Issuance Trust	Issuance date	Preferred security amount	Rate type [1]	Initial rate	Rate at 12/31/10	Maturity date	Next possible redemption date [2]
West Coast Statutory Trust III	September 2003	$7,500	Variable	6.75%	3.25%	September 2033	Currently redeemable
West Coast Statutory Trust IV	March 2004	$6,000	Variable	5.88%	3.09%	March 2034	Currently redeemable
West Coast Statutory Trust V	April 2006	$15,000	Variable	6.79%	1.73%	June 2036	June 2011
West Coast Statutory Trust VI	December 2006	$5,000	Variable	7.04%	1.98%	December 2036	December 2011
West Coast Statutory Trust VII	March 2007	$12,500	Variable	6.90%	1.85%	March 2037	March 2012
West Coast Statutory Trust VIII	June 2007	$5,000	Variable	6.74%	1.68%	June 2037	June 2012
	Total	$51,000		Weighted rate	2.16%		

[1] The variable rate preferred securities reprice quarterly.

[2] Securities are redeemable at the option of Bancorp following these dates.

The interest rates on the trust preferred securities reset quarterly and are tied to the London Interbank Offered Rate ("LIBOR") rate.

The junior subordinated debentures issued by Bancorp to the grantor trust are reflected in our consolidated balance sheet in the liabilities section at December 31, 2010 and 2009, as junior subordinated debentures. Bancorp records interest expense on the corresponding junior subordinated debentures in the consolidated statements of income (loss). The common capital securities issued by the trusts are recorded within other assets in the consolidated balance sheets, and totaled $1.6 million at December 31, 2010 and 2009.

11. EMPLOYEE BENEFIT PLANS

Bancorp employee benefits include a plan established under section 401(k) of the Internal Revenue Code for certain qualified employees (the "401(k) plan"). Employee contributions up to 100 percent of salaries under the Internal Revenue Code guidelines can be made under the 401(k) plan, of which Bancorp may match 50 percent of the employees' contributions up to a maximum of three percent of the employees' eligible compensation. Bancorp may also elect to make discretionary contributions to the plan. In 2010, Bancorp made a qualified non-elective contribution in the amount of $100 per full-time employee, excluding certain executive officers, prorated for part time employees and with immediate vesting. Bancorp's 401(k) related discretionary contributions expenses for 2010, 2009, and 2008 were $.1 million, $0, and $0, respectively. Employees vest immediately in their own contributions and earnings, and vest in Bancorp's contributions over five years of eligible service. Bancorp had no 401(k) plan related expenses in 2010, 2009 and 2008 related to the Company's 401(k) plan match.

Bancorp provides separate non-qualified deferred compensation plans for directors and executive officers (collectively, "Deferred Compensation Plans") as supplemental benefit plans which permit directors and selected officers to elect to defer receipt of all or any portion of their future salary, bonus or directors' fees, including with respect to officers, amounts they otherwise might not be able to defer under the 401(k) plan due to specified Internal Revenue Code restrictions on the maximum deferral that may be allowed under that plan. Under the Deferred Compensation Plans, an amount equal to compensation being deferred by participants is placed in a rabbi trust, the assets of which are available to Bancorp's creditors and recorded as trading securities in our consolidated balance sheets, and invested consistent with the participants' direction among a variety of investment alternatives. A deferred compensation liability of $1.6 million was included in other liabilities as of December 31, 2010, compared to $1.5 million at December 31, 2009.

Bancorp has multiple supplemental executive retirement agreements with former and current executives. The following table reconciles the accumulated liability for the benefit obligation of these agreements:

(Dollars in thousands)	Year ended December 31,	
	2010	2009
Beginning balance	$ 2,514	$ 2,356
Benefit expense	209	281
Benefit payments	(105)	(123)
Ending balance	$ 2,618	$ 2,514

Bancorp's obligations under supplemental executive retirement agreements are unfunded plans and have no plan assets. The benefit obligation represents the vested net present value of future payments to individuals under the agreements. Bancorp's benefit expense, as specified in the agreements for the entire year 2011, is expected to be $.2 million. The benefits expected to be paid are presented in the following table:

(Dollars in thousands)

Year	Benefits expected to be paid
2011	$ 213
2012	206
2013	207
2014	208
2015	208
2016 through 2020	1,055

12. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases land and office space under 49 leases, of which 46 are long-term operating leases that expire between 2011 and 2024. At the end of most of the respective lease terms, Bancorp has the option to renew the leases at fair market value. At December 31, 2010, minimum future lease payments under these leases and other operating leases were:

(Dollars in thousands) Year	Minimum Future Lease Payments
2011	$ 3,937
2012	3,960
2013	3,891
2014	3,578
2015	2,942
Thereafter	10,237
Total	$ 28,545

Rental expense for all operating leases was $4.2 million, $4.2 million, and $4.1 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Bancorp is periodically party to litigation arising in the ordinary course of business. Based on information currently known to management, although there are uncertainties inherent in litigation, we do not believe there is any legal action to which Bancorp or any of its subsidiaries is a party that, individually or in the aggregate, will have a materially adverse effect on Bancorp's financial condition and results of operations, cash flows, or liquidity.

13. STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL

On January 20, 2010, the Company's shareholders approved (i) an amendment of Bancorp's Restated Articles of Incorporation to increase the number of authorized shares of Common Stock to 250,000,000 and correspondingly to increase the total number of authorized shares of all classes of stock from 60,000,000 to 260,000,000, and (ii) conversion of the outstanding Preferred Stock into Common Stock as required by the rules of The Nasdaq Stock Market. At December 31, 2010, Bancorp had issued and outstanding 96,430,613 shares of Common Stock and 121,328 shares of Series B Preferred Stock.

Authorized capital stock of Bancorp at December 31, 2009, included 50,000,000 shares of Common Stock, no par value, and 10,000,000 shares of Preferred Stock, no par value, of which 2,000,000 shares had been designated as Mandatorily Convertible Cumulative Participating Preferred Stock, Series A ("Series A Preferred Stock") and 600,000 shares had been designated as Mandatorily Convertible Cumulative Participating Preferred Stock, Series B ("Series B Preferred Stock").

Preferred Stock. Following the receipt of shareholder approvals on January 20, 2010, 1,428,849 shares of Series A Preferred Stock issued in connection with Bancorp's private capital raise and outstanding at December 31, 2009, automatically converted into an aggregate of 71,442,450 shares of Common Stock. There are no shares of Series A Preferred Stock currently outstanding.

Bancorp also issued an aggregate of 121,328 shares of Series B Preferred Stock in the private capital raise all of which remains outstanding. These shares will automatically convert into an aggregate of 6,066,400 shares of Common Stock upon transfer of the Series B Preferred Stock to third parties in a widely dispersed offering.

The Series B Preferred Stock is not subject to the operation of a sinking fund and has no participation rights. The Series B Preferred Stock is not redeemable by the Company and is perpetual with no maturity. The holders of Series B Preferred Stock have no general voting rights. If the Board of Directors declares and pays a dividend in respect of Common Stock, it must declare and pay to the holders of the Series B Preferred Stock on the same date a dividend in an amount per share of the Series B Preferred Stock determined in accordance with the Restated Articles of Incorporation that is intended to provide such holders dividends in the amount they would have received if shares of Series B Preferred Stock had been converted into Common Stock as of that date. There are no accrued dividends or dividends in arrears on Series B Preferred Stock at December 31, 2010.

Warrants to purchase Series B Preferred Stock. Also in October 2009 as part of the private capital raise, Bancorp issued Class C Warrants to purchase an aggregate of 240,000 shares of Series B Preferred Stock at an exercise price of $100.00 per share. The Warrants were immediately exercisable and will expire on October 23, 2016. Shares of Series B Preferred Stock issuable upon exercise of the Warrants will automatically convert into an aggregate of 12.0 million shares of Common Stock upon transfer of the Series B Preferred Stock to third parties in a widely dispersed offering. The Company allocated the proceeds of $21.1 million from the issuance of the Series B Preferred Stock and Warrants between the two based on their relative fair values. The fair value allocated to the warrants was $11.1 million.

The Company maintains a stock repurchase plan. Under the Company's stock repurchase plan, the Company can purchase up to 4.88 million shares of the Company's Common Stock. The Company did not repurchase any shares in 2010 nor does it anticipate repurchasing any shares in the foreseeable future. Total shares available for repurchase under this plan are 1,052,000 at December 31, 2010.

13. STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL (continued)

Regulatory Capital. The Federal Reserve and Federal Deposit Insurance Corporation ("FDIC") have established minimum requirements for capital adequacy for bank holding companies and nonmember banks. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bancorp and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off balance sheet items. The Federal Reserve and FDIC risk based capital guidelines require banks and bank holding companies to have a ratio of Tier 1 capital to total risk weighted assets of at least 4%, and a ratio of total capital to total risk weighted assets of 8% or greater. In addition, the leverage ratio of Tier 1 capital to total average assets less intangibles is required to be at least 4%. Bancorp and its bank subsidiary's capital components, classification, risk weightings and other factors are also subject to qualitative judgments by regulators. Failure to meet minimum capital requirements can initiate certain action by regulators that, if undertaken, could have a material effect on Bancorp's financial statements.

Bancorp's total risk-based capital ratio improved to 18.74% at December 31, 2010, up from 9.13% at December 31, 2009, while Bancorp's Tier 1 risk-based capital ratio increased to 17.47% at current year end, from 7.17% at year end 2009. Bancorp's capital ratios improved over year end 2009 principally as a result of the mandatory conversion of Series A preferred stock issued in the Company's October 2009 private capital raise into 71.4 million common shares following receipt of shareholder approval. The $9.4 million in net proceeds from the rights offering completed during first quarter 2010, $7.0 million in net proceeds from issuance under our discretionary equity issuance program that was terminated August 6, 2010, and a reduction in the Company's risk weighted assets over the past 12 months also contributed to improved capital ratios at Bancorp.

The following table presents the capital measures of Bancorp and the Bank as of December 31, 2010 and 2009:

(Dollars in thousands)	2010				2009			
	Amount	Ratio	Amount Required For Minimum Capital Adequacy	Percent required for Minimum Capital Adequacy	Amount	Ratio	Amount Required For Minimum Capital Adequacy	Percent required for Minimum Capital Adequacy
Tier 1 risk-based capital								
West Coast Bancorp	$ 322,648	17.47%	$ 73,859	4%	$ 147,153	7.17%	$ 82,047	4%
West Coast Bank	309,578	16.79%	73,765	4%	289,236	14.11%	81,894	4%
Total risk-based capital								
West Coast Bancorp	$ 345,951	18.74%	$ 147,718	8%	$ 187,359	9.13%	$ 164,094	8%
West Coast Bank	332,852	18.05%	147,530	8%	315,027	15.37%	163,969	8%
Leverage ratio								
West Coast Bancorp	$ 322,648	13.02%	$ 99,088	4%	$ 147,153	5.37%	$ 109,635	4%
West Coast Bank	309,578	12.51%	98,975	4%	289,236	10.57%	109,454	4%

14. STOCK PLANS

At December 31, 2010, Bancorp maintained two stock plans; the 2002 Stock Incentive Plan ("2002 Plan") and the 1999 Stock Option Plan ("1999 Plan"). No additional grants may be made under the 1999 Plan. The 2002 Plan, which is shareholder approved, permits the grant of stock options, restricted stock and certain other stock based awards. Restricted stock granted under the 2002 Plan generally vests over a two to four year vesting period; however, certain grants have been made that vested over a one year period or immediately, including grants to directors. On April 27, 2010, shareholders approved a 2.0 million share increase in the shares available under the 2002 Plan. The 2002 Plan permits the grant of stock options and restricted stock awards for up to 4.1 million shares, of which 488,116 shares remained available for issuance as of December 31, 2010.

All stock options granted have an exercise price that is equal to the closing fair market value of Bancorp's stock on the date the options were granted. Options granted under the 2002 Plan generally vest over a two to four year vesting period; however, certain grants have been made that vested immediately, including grants to directors. Stock options have a ten-year maximum term. Options previously issued under the 1999 or prior plans are fully vested. It is Bancorp's policy to issue new shares for stock option exercises and restricted stock. Bancorp expenses stock options and restricted stock on a straight line basis over the related vesting term.

The following table presents information on stock options outstanding for the periods shown:

	2010 Common Shares	2010 Weighted Avg. Ex. Price	2009 Common Shares	2009 Weighted Avg. Ex. Price	2008 Common Shares	2008 Weighted Avg. Ex. Price
Balance, beginning of year	1,746,752	$ 13.08	1,407,515	$ 16.41	1,311,585	$ 16.97
Granted	950	2.63	421,900	2.31	178,000	12.73
Exercised	(1,525)	2.31	-	-	(2,622)	9.46
Forfeited/expired	(213,543)	10.96	(82,663)	14.90	(79,448)	17.56
Balance, end of year	1,532,634	$ 13.38	1,746,752	$ 13.08	1,407,515	$ 16.41
Exercisable, end of year	1,293,978		1,245,135		1,150,201	

The average fair value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. There were no non-qualified director stock options granted in 2010. The following table presents the assumptions used in the fair value calculation:

	Non-Qualified Director Options		Employee Options		
	2009	2008	2010	2009	2008
Risk Free interest rates	1.64%	2.75%	1.43%	1.64%	2.75%-3.52%
Expected dividend	1.22%	3.60%	0.00%	0%-1.22%	3.60%-4.18%
Expected lives, in years	4	4	4	4	4
Expected volatility	37%	27%	38%	37%	27%
Fair value of options granted	$0.65	$2.20	$0.83	$0.65	$2.20

As of December 31, 2010, outstanding stock options consist of the following:

Exercise Price Range	Options Outstanding	Weighted Avg. Remaining Time to Maturity	Weighted Avg. Exercise Price	Options Exercisable	Weighted Avg. Exercise Price
$ 2.31 - $ 8.56	406,625	$ 8.25	$ 2.33	242,700	$ 2.34
8.56 - 12.75	332,780	3.75	11.49	260,736	11.15
12.75 - 20.64	504,870	2.62	17.11	504,870	17.11
20.64 - 34.13	288,359	4.27	24.59	285,672	24.52
Total	1,532,634	$ 4.67	$ 13.38	1,293,978	$ 14.78

14. STOCK PLANS (continued)

The following table presents information on stock options outstanding for the periods shown, less estimated forfeitures:

(Dollars in thousands, except share and per share data)	Year ended December 31, 2010	2009	2008
Intrinsic value of options exercised in the period	$ -	$ -	$ 6
Stock options fully vested and expected to vest:			
Number	1,494,590	1,704,448	1,375,273
Weighted average exercise price	$ 13.38	$ 13.08	$ 16.10
Aggregate intrinsic value	$ 190	$ -	$ -
Weighted average contractual term of options	4.7 years	5.5 years	4.7 years
Stock options vested and currently exercisable			
Number	1,293,978	1,245,135	1,150,201
Weighted average exercise price	$ 14.78	$ 15.71	$ 16.09
Aggregate intrinsic value	$ 123	$ -	$ -
Weighted average contractual term of options	4.1 years	4.0 years	3.9 years

Bancorp grants restricted stock periodically as a part of the 2002 Plan for the benefit of employees and directors. Restricted stock grants are made at the discretion of the Board of Directors, except with regard to grants to certain Company officers, which are made at the discretion of the Board's Compensation & Personnel Committee. Compensation expense for restricted stock is based on the market price of the Company stock at the date of the grant and amortized on a straight-line basis over the vesting period which is currently one, three or four years for all grants. Recipients of restricted stock do not pay any cash consideration to the Company for the shares, have the right to vote all shares subject to such grant and receive all dividends with respect to such shares, whether or not the shares have vested, except in the case of performance awards granted in 2008 for which dividends are collected and will be forfeited if performance conditions are not met. Restrictions are generally based upon continuous service, except that performance awards vest based on achievement of performance targets based on the Company's stock price.

Restricted stock consists of the following for the years ended December 31, 2010, 2009 and 2008:

	2010 Restricted Shares	Weighted Avg. Grant Date Fair Value	2009 Restricted Shares	Weighted Avg. Grant Date Fair Value	2008 Restricted Shares	Weighted Avg. Grant Date Fair Value
Balance, beginning of year	136,680	$ 17.06	210,768	$ 18.41	148,317	$ 27.97
Granted	1,612,808	3.24	-	-	127,900	11.48
Vested	(66,709)	16.90	(71,183)	20.85	(59,949)	26.53
Forfeited	(45,797)	4.67	(2,905)	22.44	(5,500)	26.26
Balance, end of year	1,636,982	$ 3.80	136,680	$ 17.06	210,768	$ 18.41
Weighted avg. remaining recognition period	3.03 years		1.29 years		1.40 years	

The following table presents stock-based compensation expense for employees and directors related to restricted stock and stock options for the periods shown:

(Dollars in thousands)	Twelve months ended December 31, 2010	2009	2008
Restricted stock expense	$ 1,883	$ 1,106	$ 2,301
Stock option expense	205	414	564
Total stock-based compensation expense	$ 2,088	$ 1,520	$ 2,865
Tax benefit recognized on share-based expense	$ 793	$ 578	$ 1,089

The balance of unearned compensation related to unvested restricted stock granted as of December 31, 2010 and 2009 was $4.5 million and $1.2 million, respectively. The December 31, 2010 unearned compensation balance is expected to be recognized over a weighted average period of 3.0 years. The Company received cash in the amount of $3,523 and $0 from stock option exercises for the twelve months ended December 31, 2010 and 2009, respectively. The Company had no tax benefits from disqualifying dispositions involving incentive stock options, the exercise of non-qualified stock options, and the vesting and release of restricted stock for the twelve months ended December 31, 2010 and 2009.

15. COMPREHENSIVE INCOME (LOSS)

The following table displays the components of other comprehensive income (loss) for the last three years:

(Dollars in thousands)	Year ended December 31,		
	2010	2009	2008
Net income (loss) as reported	$ 3,225	$ (91,213)	$ (6,313)
Unrealized holding gains (losses) on securities:			
Unrealized holding gains (losses) arising during the year	4,766	4,082	(7,480)
Tax (provision) benefit	(1,888)	(1,538)	2,891
Unrealized holding gains (losses) arising during the year, net of tax	2,878	2,544	(4,589)
Less: Reclassification adjustment for impairment and (gains) losses on sales of securities	(1,562)	(641)	5,558
Tax provision (benefit)	609	246	(2,136)
Net realized (gains) losses, net of tax	(953)	(395)	3,422
Total comprehensive income (loss)	$ 5,150	$ (89,064)	$ (7,480)

16. EARNINGS (LOSS) PER SHARE

The following tables reconcile the numerator and denominator of the basic and diluted earnings (loss) per share computations:

(Dollars and shares in thousands, except per share amounts)	Year ended December 31,		
	2010	2009	2008
Net income (loss)	$ 3,225	$ (91,213)	$ (6,313)
Less: Net income (loss) allocated to participating securities-basic:			
Preferred stock	367	-	-
Non-vested restricted stock	37	(728)	(44)
Net income (loss) available to common stock holders-basic	2,821	(90,485)	(6,269)
Add: Net income (loss) allocated per two-class method-diluted:			
Stock options and Class C warrants	12	-	-
Net income (loss) available to common stockholders-diluted	$ 2,833	$ (90,485)	$ (6,269)
Weighted average common shares outstanding-basic	87,300	15,510	15,472
Common stock equivalents from:			
Stock options	29	-	-
Class C Warrants	2,966	-	-
Weighted average common shares outstanding -diluted	90,295	15,510	15,472
Basic earnings (loss) per share	$ 0.03	$ (5.83)	$ (0.41)
Diluted earnings (loss) per share	$ 0.03	$ (5.83)	$ (0.41)
Common stock equivalent shares excluded due to anti-dilutive effect	2,203	1,883	60

17. INCOME TAXES

The components of the provision (benefit) for income taxes for the last three years were:

(Dollars in thousands)	Year ended December 31, 2010	2009	2008
Current			
Federal	$ 6,230	$ (24,220)	$ (9,717)
State	100	(6,982)	(1,692)
	6,330	(31,202)	(11,409)
Deferred			
Federal	(2,483)	10,335	3,302
State	(57)	1,591	509
	(2,540)	11,926	3,811
Total			
Federal	3,747	(13,885)	(6,415)
State	43	(5,391)	(1,183)
Total provision (benefit) for income taxes	$ 3,790	$ (19,276)	$ (7,598)

The deferred Federal and State tax expense includes a change in the deferred tax asset valuation allowance of $2.5 million and $21.0 million for the years ended December 31, 2010 and 2009, respectively.

The reconciliation between the Company's effective tax rate on income (loss) and the statutory rate is as follows:

(Dollars in thousands)	Year ended December 31, 2010	2009	2008
Expected federal income tax (benefit) provision [1]	$ 2,385	$ (38,671)	$ (4,730)
State income tax, net of federal income tax effect	66	(3,504)	(769)
Interest on obligations of state and political subdivisions exempt from federal tax	(901)	(1,148)	(1,302)
Federal low income housing tax credits	(427)	(972)	(880)
Bank owned life insurance	(302)	(307)	(309)
Stock options	70	123	177
Goodwill impairment	-	4,570	-
Change in deferred tax asset valuation allowance	2,465	20,999	-
Other, net	434	(366)	215
Total (benefit) provision for income taxes	$ 3,790	$ (19,276)	$ (7,598)

[1] Federal income tax provision applied at 34% in 2010 and 2008 and 35% in 2009.

17. INCOME TAXES (continued)

Net deferred taxes are included in other assets on the Company's balance sheet. The tax effect of temporary differences that give rise to significant components of deferred tax assets and deferred tax liabilities as of December 31, 2010 and 2009 are presented below:

(Dollars in thousands)	December 31, 2010	December 31, 2009
Deferred tax assets:		
Allowance for loan losses	$ 15,455	$ 14,792
Reserve for unfunded commitments	327	357
Net unrealized loss on investments available for sale	-	952
Deferred employee benefits	1,768	1,484
Stock option and restricted stock	973	682
Valuation allowance on OREO	2,914	3,647
Capitalized OREO expenses	988	889
Taxable interest on nonaccrual loans	2,207	-
State net operating loss carryforwards	3,195	3,630
State business energy and low income housing tax credits	631	477
Federal low income housing tax credits	2,313	972
Other	3,514	1,041
Total gross deferred tax assets	34,285	28,923
Deferred tax liabilities:		
Accumulated depreciation	868	582
Net unrealized gain on investments available for sale	327	-
Loan origination costs	1,645	1,807
Federal Home Loan Bank stock dividends	1,893	1,893
Intangible assets	138	193
Other	161	200
Total gross deferred tax liabilities	5,032	4,675
Net deferred tax assets before valuation allowance	29,253	24,248
Deferred tax asset valuation allowance	(23,464)	(20,999)
Net deferred tax assets	$ 5,789	$ 3,249

Based on the Company's evaluation as of December 31, 2010, of the amount of deferred tax assets that more likely than not will be realized, a deferred tax asset valuation allowance of $23.5 million was recorded at year end with a remaining net deferred tax asset balance of $5.8 million.

At December 31, 2010, the Company has deferred tax assets related to state tax net operating loss carryforwards of $3.2 million and state tax credit carryforwards of $.6 million. In addition, the Company has $2.3 million of federal tax credits that must be carried forward against future federal income taxes and cannot be used against current or prior period federal income tax. The following table summarizes the expiration dates of federal tax credits and state net operating loss and tax credit carryforwards:

(Dollars in thousands)

Year of expiration	Type	Amount
2023-2024	State net operating losses	$ 3,195
2016-2017	State tax credits- business energy	569
2013-2014	State tax credits- low income housing	62
2029	Federal tax credits- low income housing	2,313

Bancorp is subject to U.S. federal income taxes and State of Oregon income taxes. The years 2007 through 2010 remain open to examination for federal income taxes, and years 2007 through 2010 remain open for State examination. As of December 31, 2010 and 2009, Bancorp had no unrecognized tax benefits or uncertain tax positions. In addition, Bancorp had $.1 million of accrued interest on taxes and no tax penalties as of December 31, 2010. Bancorp had no accrued interest or penalties as of December 31, 2009.

18. TIME DEPOSITS

Included in time deposits are deposits in denominations of $100,000 or greater, totaling $87.9 million and $211.1 million at December 31, 2010 and 2009, respectively. Interest expense relating to time deposits in denominations of $100,000 or greater was $2.7 million, $5.9 million, and $10.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. Maturity amounts on Bancorp's time deposits include $211.5 million in 2011, $52.4 million in 2012, $5.2 million in 2013, $4.1 million in 2014, and $2.2 million in 2015. Included in the maturity amounts are $1.9 million in variable rate time deposits that reprice monthly with maturities in the first quarter of 2011.

19. FAIR VALUE MEASUREMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS

A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that conveys or imposes the contractual right or obligation to either receive or deliver cash or another financial instrument. Examples of financial instruments included in Bancorp's balance sheet are cash, federal funds sold, debt and equity securities, loans, demand, savings and other interest-bearing deposits, notes and debentures. Examples of financial instruments which are not included in the Bancorp balance sheet are commitments to extend credit and standby letters of credit.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Accounting standards require the fair value of deposit liabilities with no stated maturity, such as demand deposits, NOW and money market accounts, to equal the carrying value of these financial instruments and does not allow for the recognition of the inherent value of core deposit relationships when determining fair value.

Bancorp has estimated fair value based on quoted market prices where available. In cases where quoted market prices were not available, fair values were based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows or other valuation techniques that utilize assumptions which are subjective and judgmental in nature. Subjective factors include, among other things, estimates of cash flows, the timing of cash flows, risk and credit quality characteristics, interest rates and liquidity premiums or discounts. Accordingly, the results may not be precise, and modifying the assumptions may significantly affect the values derived. Further, fair values may or may not be realized if a significant portion of the financial instruments were sold in a bulk transaction or a forced liquidation. Therefore, any aggregate unrealized gains or losses should not be interpreted as a forecast of future earnings or cash flows. Furthermore, the fair values disclosed should not be interpreted as the aggregate current value of Bancorp.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents - The carrying amount is a reasonable estimate of fair value.

Trading securities – Trading securities held at December 31, 2010, are related solely to bonds, equity securities and mutual funds held in a rabbi trust for benefit of the Company's deferred compensation plans. Fair values for trading securities are based on quoted market prices.

Investment securities - For substantially all securities within the categories U.S. Treasuries, U.S. Government agencies, mortgage-backed, obligations of state and political subdivisions, and equity investments and other securities held for investment purposes, fair values are based on quoted market prices or dealer quotes if available. When quoted market prices are not readily accessible or available, the use of alternative approaches, such as matrix or model pricing or indicators from market makers, is used. If a quoted market price is not available due to illiquidity, fair value is estimated using quoted market prices for similar securities or other modeling techniques. If neither a quoted market price nor market prices for similar securities are available, fair value is estimated by discounting expected cash flows using a market derived discount rate as of the valuation date.

Our level 3 assets consist of pooled trust preferred securities, certain municipal securities and auction rate securities. The fair values of these securities were estimated using the discounted cash flow method. The fair value for these securities used inputs for base case default, recovery and prepayment rates to estimate the probable cash flows for the security. The estimated cash flows were discounted using a rate for comparably rated securities adjusted for an additional liquidity premium.

Loans - The fair value of loans is estimated by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. An additional liquidity discount is also incorporated to more closely align the fair value with observed market prices.

Impaired loans - A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both interest and principal) according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral. A significant portion of the Bank's impaired loans are measured using the fair market value of the collateral.

Bank owned life insurance - The carrying amount is the cash surrender value of all policies, which approximates fair value.

Other real estate owned - Management obtains third party appraisals as well as independent fair market value assessments from realtors or persons involved in selling OREO in determining the fair value of particular properties. Accordingly, the valuation of OREO is subject to significant external and internal judgment. Management periodically reviews OREO and obtains periodic appraisals to determine whether the property continues to be carried at the lower of its recorded book value or fair value less estimated selling costs.

Goodwill – The method used to determine the impairment charge taken first quarter 2009 involved a two step process. The first step estimated fair value using a combination of quoted market price and an estimate of a control premium. It was determined that the estimated fair value of the Company's Banking reporting unit was less than its book value and the carrying amount of the Company's Banking reporting unit goodwill exceeded its implied fair value. The second step calculated the implied fair value of goodwill which required allocation of the fair value to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis.

Deposit liabilities - The fair value of demand deposits, savings accounts and other deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings - The carrying amount is a reasonable estimate of fair value given the short-term nature of these financial instruments.

Long-term borrowings - The fair value of the long-term borrowings is estimated by discounting the future cash flows using the current rate at which similar borrowings with similar remaining maturities could be made.

Junior subordinated debentures - The fair value of the variable rate junior subordinated debentures issued in connection with our trust preferred securities approximates the pricing of a preferred security at current market prices.

Commitments to extend credit, standby letters of credit and financial guarantees - The majority of our commitments to extend credit carry current market interest rates if converted to loans.

The tables below present fair value information on certain assets broken down by recurring or nonrecurring measurement status. Recurring assets are initially measured at fair value and are required to be reflected at fair value in the financial statements at each reporting date. Assets measured on a nonrecurring basis are assets that due to an event or circumstance were required to be re-measured at fair value after initial recognition in the financial statements at some time during the reporting period.

Assets are classified as level 1-3 based on the lowest level of input that has a significant effect on fair value. The following definitions describe the level 1-3 categories for inputs used in the tables presented below.

- Quoted prices in active markets for identical assets (Level 1): Inputs that are quoted unadjusted prices in active markets for identical assets that the Company has the ability to access at the measurement date. An active market for the asset is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Other observable inputs (Level 2): Inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity including quoted prices for similar assets, quoted prices for securities in inactive markets and inputs derived principally from or corroborated by observable market data by correlation or other means.

- Significant unobservable inputs (Level 3): Inputs that reflect the reporting entity's own estimates about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

19. FAIR VALUE MEASUREMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

The following table presents fair value measurements for assets that are measured at fair value on a recurring basis subsequent to initial recognition:

(Dollars in thousands)	Total fair value December 31, 2010	Fair value measurements at December 31, 2010, using: Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Trading securities	$ 808	$ 808	$ -	$ -
Available for sale securities:				
U.S. Treasury securities	14,392	-	14,392	-
U.S. Government agency securities	194,230	-	194,230	-
Corporate securities	9,392	-	-	9,392
Mortgage-backed securities	363,618	-	363,618	-
Obligations of state and political subdivisions	52,645	-	51,688	957
Equity investments and other securities	11,835	1	11,834	-
Total recurring assets measured at fair value	$ 646,920	$ 809	$ 635,762	$ 10,349

(Dollars in thousands)	Total fair value December 31, 2009	Fair value measurements at December 31, 2009, using: Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Trading securities	$ 731	$ 731	$ -	$ -
Available for sale securities:				
U.S. Treasury securities	25,007	25,007	-	-
U.S. Government agency securities	103,988	-	103,988	-
Corporate securities	9,753	-	-	9,753
Mortgage-backed securities	344,294	-	344,294	-
Obligations of state and political subdivisions	70,018	-	69,045	973
Equity investments and other securities	9,217	1	9,216	-
Total recurring assets measured at fair value	$ 563,008	$ 25,739	$ 526,543	$ 10,726

The Company transferred $14.4 million in U.S. Treasury securities from a level 1 instrument to a level 2 instrument at December 31, 2010. The Company did not have any transfers between level 1, level 2, or level 3 instruments during the year ended December 31, 2009. In addition, the Company had no material changes in valuation techniques for recurring and nonrecurring assets measured at fair value from the year ended December 31, 2009.

19. FAIR VALUE MEASUREMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

The following table represents a reconciliation of level 3 instruments for assets that are measured at fair value on a recurring basis for the full year 2010 and 2009:

Twelve months ended December 31, 2010

(Dollars in thousands)	Balance January 1, 2010	Gains (loss) included in other comprehensive income (loss)	Reclassification of losses from adjustment for impairment of securities	Purchases, Issuances, and Settlements	Balance December 31, 2010
Corporate securities	$ 9,753	$ (361)	$ -	$ -	$ 9,392
Obligations of state and political subdivisions	973	(16)	-	-	957
Fair value	$ 10,726	$ (377)	$ -	$ -	$ 10,349

Twelve months ended December 31, 2009

(Dollars in thousands)	Balance January 1, 2009	Gains (loss) included in other comprehensive income (loss)	Reclassification of losses from adjustment for impairment of securities	Purchases, Issuances, and Settlements	Balance December 31, 2009
Corporate securities	$ 9,520	$ 165	$ 68	$ -	$ 9,753
Obligations of state and political subdivisions	-	(31)	-	1,004	973
Fair value	$ 9,520	$ 134	$ 68	$ 1,004	$ 10,726

The losses from adjustments for OTTI of securities were recognized in noninterest income in the consolidated income statement.

Certain assets and liabilities are measured at fair value on a nonrecurring basis after initial recognition such as loans held for sale, loans measured for impairment and OREO. For the twelve months ended December 31, 2010 and 2009, loans held for sale were subject to the lower of cost or market method of accounting. There was no impairment recognized on loans held for sale at December 31, 2010 or 2009. For the twelve months ended December 31, 2010, certain loans included in Bancorp's loan portfolio were deemed impaired. OREO that was taken into possession during 2010 was measured at estimated fair value less sales expense. In addition, during 2010, certain properties were written down $6.6 million to reflect additional decreases in their fair market value after initial recognition at the time the property was placed into OREO.

There were no nonrecurring level 1 or 2 fair value measurements in 2010 or 2009. The following table represents the level 3 fair value measurements for nonrecurring assets for the periods presented:

(Dollars in thousands)	Twelve months ended December 31, 2010 Impairment	Fair Value [1]
Loans measured for impairment	$ 19,476	$ 82,910
OREO	6,649	74,146
Total nonrecurring assets measured at fair value	$ 26,125	$ 157,056

(Dollars in thousands)	Twelve months ended December 31, 2009 Impairment	Fair Value [1]
Loans measured for impairment	$ 82,345	$ 212,311
OREO	18,562	162,153
Goodwill	13,059	-
Total nonrecurring assets measured at fair value	$ 113,966	$ 374,464

[1] Fair value excludes costs to sell collateral.

19. FAIR VALUE MEASUREMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

The estimated fair values of financial instruments at December 31, 2010, are as follows:

(Dollars in thousands)	Carrying Value	Fair Value
FINANCIAL ASSETS:		
Cash and cash equivalents	$ 177,991	$ 177,991
Trading securities	808	808
Investment securities available for sale	646,112	646,112
Federal Home Loan Bank stock	12,148	12,148
Net loans (net of allowance for loan losses and including loans held for sale)	1,499,155	1,407,366
Bank owned life insurance	25,313	25,313
FINANCIAL LIABILITIES:		
Deposits	$ 1,940,522	$ 1,942,301
Long-term borrowings	168,599	175,305
Junior subordinated debentures-variable	51,000	26,597

The estimated fair values of financial instruments at December 31, 2009 are as follows:

(Dollars in thousands)	Carrying Value	Fair Value
FINANCIAL ASSETS:		
Cash and cash equivalents	$ 303,097	$ 303,097
Trading securities	731	731
Investment securities available for sale	567,277	567,277
Federal Home Loan Bank stock	12,148	12,148
Net loans (net of allowance for loan losses and including loans held for sale)	1,687,528	1,575,033
Bank owned life insurance	24,417	24,417
FINANCIAL LIABILITIES:		
Deposits	$ 2,146,884	$ 2,151,850
Short-term borrowings	12,600	12,600
Long-term borrowings	250,699	256,841
Junior subordinated debentures-variable	51,000	17,850

20. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Bank has financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. As of December 31, 2010, and 2009, outstanding commitments consist of the following:

(Dollars in thousands)	Contract or Notional Amount December 31, 2010	Contract or Notional Amount December 31, 2009
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit in the form of loans		
Commercial	$ 246,702	$ 260,934
Real estate construction	10,568	15,044
Real estate mortgage		
Mortgage	4,265	4,063
Home equity line of credit	154,073	164,638
Total real estate mortgage loans	158,338	168,701
Commercial real estate	7,756	10,832
Installment and consumer	10,734	12,147
Other [1]	10,395	10,363
Standby letters of credit and financial guarantees	8,531	9,491
Account overdraft protection instruments	118,596	76,919
Total	$ 571,620	$ 564,431

[1] The category "other" represents commitments extended to clients or borrowers that have been extended but not yet fully executed. These extended commitments are not yet classified nor have they been placed into our loan system.

Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Many of the commitments may expire without being drawn upon; therefore total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on the Bank's credit evaluation of the customer. Collateral held varies, but may include real property, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Outstanding commitments for account overdraft protection instruments increased by $41.7 million to $118.6 million in 2010 as a result of an increase in the number of customers in our overdraft protection program and an increase in assigned overdraft limits.

Standby letters of credit are conditional commitments issued to support a customer's performance or payment obligation to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Interest rates on residential 1-4 family mortgage loan applications are typically rate locked during the application stage for periods ranging from 15 to 45 days, the most typical period being 30 days. These loans are locked with various qualified investors under a best-efforts delivery program. The Company makes every effort to deliver these loans before their rate locks expire. This arrangement generally requires the Bank to deliver the loans prior to the expiration of the rate lock. Delays in funding the loans may require a lock extension. The cost of a lock extension at times is borne by the borrower and at times by the Bank. These lock extension costs paid by the Bank are not expected to have a material impact on operations. This activity is managed daily.

21. PARENT COMPANY ONLY FINANCIAL DATA

The following sets forth the condensed financial information of West Coast Bancorp on a stand-alone basis:

WEST COAST BANCORP
UNCONSOLIDATED BALANCE SHEETS

As of December 31 (Dollars in thousands)	2010	2009
Assets:		
Cash and cash equivalents	$ 10,910	$ 10,965
Investment in bank subsidiary	309,951	289,883
Investment in other subsidiaries	5,223	3,036
Other assets	1,892	1,884
Total assets	$ 327,976	$ 305,768
Liabilities and stockholders' equity:		
Junior subordinated debentures	$ 51,000	$ 51,000
Other liabilities	4,416	5,710
Total liabilities	55,416	56,710
Stockholders' equity	272,560	249,058
Total liabilities and stockholders' equity	$ 327,976	$ 305,768

WEST COAST BANCORP
UNCONSOLIDATED STATEMENTS OF INCOME (LOSS)

Year ended December 31 (Dollars in thousands)	2010	2009	2008
Income:			
Cash dividends from Bank	$ -	$ -	$ 6,000
Other income	10	10	10
Total income	10	10	6,010
Expenses:			
Interest expense	1,143	1,483	2,635
Other expense	961	905	869
Total expense	2,104	2,388	3,504
Income (loss) before income taxes and equity in undistributed earnings (loss) of the subsidiaries	(2,094)	(2,378)	2,506
Income tax benefit	816	927	1,363
Net income (loss) before equity in undistributed earnings (loss) of the subsidiaries	(1,278)	(1,451)	3,869
Equity in undistributed earnings (loss) of the subsidiaries	4,503	(89,762)	(10,182)
Net income (loss)	$ 3,225	$ (91,213)	$ (6,313)

WEST COAST BANCORP
UNCONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (Dollars in thousands)	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 3,225	$ (91,213)	$ (6,313)
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed (earnings) loss of subsidiaries	(4,503)	89,762	10,182
(Increase) decrease in other assets	(535)	1,633	(1,805)
Increase in other liabilities	(1,294)	3,222	5
Excess tax deficiency associated with stock plans	(357)	(496)	-
Stock based compensation expense	2,089	1,520	2,865
Net cash provided by operating activities	(1,375)	4,428	4,934
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital contribution to subsidiaries	(15,300)	(134,248)	-
Net cash used in investing activities	(15,300)	(134,248)	-
CASH FLOWS FROM FINANCING ACTIVITIES:			
Activity in deferred compensation plan	262	(1)	(50)
Proceeds from issuance of common stock	16,393	-	25
Redemption of stock pursuant to stock plans	(35)	(22)	(190)
Tax adjustment associated with stock plans	-	-	(287)
Proceeds from issuance of preferred stock, net of costs	-	139,248	-
Cash dividends paid	-	(471)	(6,503)
Other, net	-	-	-
Net cash provided by (used in) financing activities	16,620	138,754	(7,005)
Net increase (decrease) in cash and cash equivalents	(55)	8,934	(2,071)
Cash and cash equivalents at beginning of year	10,965	2,031	4,102
Cash and cash equivalents at end of year	$ 10,910	$ 10,965	$ 2,031

During the years ended December 31, 2010 and 2009, the Parent Company made non-cash capital contributions of $.53 million and $.43 million, respectively, to the Bank in the form of an intercompany tax settlement.

22. SEGMENT AND RELATED INFORMATION

Bancorp accounts for intercompany fees and services at an estimated fair value according to regulatory requirements for the service provided. Intercompany items relate primarily to the use of accounting, human resources, data processing and marketing services provided by the Bank, West Coast Trust, and the holding company. All other accounting policies are the same as those described in the summary of significant accounting policies.

Summarized financial information concerning Bancorp's reportable segments and the reconciliation to Bancorp's consolidated results is shown in the following table. The "Other" column includes West Coast Trust's operations and holding company related items including activity relating to trust preferred securities. Investment in subsidiaries is netted out of the presentations below. The "Intercompany" column identifies the intercompany activities of revenues, expenses and other assets, between the "Banking" and "Other" segment.

(Dollars in thousands)	As of and for the year ended December 31, 2010			
	Banking	Other	Intercompany	Consolidated
Interest income	$ 105,510	$ 66	$ -	$ 105,576
Interest expense	21,126	1,143	-	22,269
Net interest income (expense)	84,384	(1,077)	-	83,307
Provision for credit losses	18,652	-	-	18,652
Noninterest income	30,789	3,053	(1,145)	32,697
Noninterest expense	87,841	3,641	(1,145)	90,337
Income (loss) before income taxes	8,680	(1,665)	-	7,015
Provision (benefit) for income taxes	4,439	(649)	-	3,790
Net income (loss)	$ 4,241	$ (1,016)	$ -	$ 3,225
Depreciation, amortization and accretion	$ 8,742	$ 36	$ -	$ 8,778
Assets	$ 2,456,223	$ 17,650	$ (12,814)	$ 2,461,059
Goodwill	$ -	$ -	$ -	$ -
Loans, net	$ 1,496,053	$ -	$ -	$ 1,496,053
Deposits	$ 1,952,780	$ -	$ (12,258)	$ 1,940,522
Equity	$ 310,487	$ (37,927)	$ -	$ 272,560

(Dollars in thousands)	As of and for the year ended December 31, 2009			
	Banking	Other	Intercompany	Consolidated
Interest income	$ 112,068	$ 82	$ -	$ 112,150
Interest expense	31,941	1,482	-	33,423
Net interest income (expense)	80,127	(1,400)	-	78,727
Provision for credit losses	90,057	-	-	90,057
Noninterest income	7,208	3,032	(1,111)	9,129
Noninterest expense	105,917	3,482	(1,111)	108,288
Loss before income taxes	(108,639)	(1,850)	-	(110,489)
Benefit for income taxes	(18,555)	(721)	-	(19,276)
Net loss	$ (90,084)	$ (1,129)	$ -	$ (91,213)
Depreciation, amortization and accretion	$ 8,253	$ 28	$ -	$ 8,281
Assets	$ 2,729,453	$ 17,370	$ (13,276)	$ 2,733,547
Goodwill	$ -	$ -	$ -	$ -
Loans, net	$ 1,686,352	$ -	$ -	$ 1,686,352
Deposits	$ 2,159,342	$ -	$ (12,458)	$ 2,146,884
Equity	$ 288,477	$ (39,419)	$ -	$ 249,058

22. SEGMENT AND RELATED INFORMATION (continued)

(Dollars in thousands)	As of and for the year ended December 31, 2008			
	Banking	Other	Intercompany	Consolidated
Interest income	$ 140,767	$ 79	$ -	$ 140,846
Interest expense	46,061	2,635	-	48,696
Net interest income (expense)	94,706	(2,556)	-	92,150
Provision for credit losses	40,367	-	-	40,367
Noninterest income	22,429	3,329	(1,129)	24,629
Noninterest expense	87,836	3,616	(1,129)	90,323
Loss before income taxes	(11,068)	(2,843)	-	(13,911)
Benefit for income taxes	(6,489)	(1,109)	-	(7,598)
Net loss	$ (4,579)	$ (1,734)	$ -	$ (6,313)
Depreciation, amortization and accretion	$ 4,493	$ 27	$ -	$ 4,520
Assets	$ 2,511,006	$ 9,470	$ (4,336)	$ 2,516,140
Goodwill	$ 13,059	$ -	$ -	$ 13,059
Loans, net	$ 2,035,876	$ -	$ -	$ 2,035,876
Deposits	$ 2,027,899	$ -	$ (3,520)	$ 2,024,379
Equity	$ 241,701	$ (43,514)	$ -	$ 198,187

23. RELATED PARTY TRANSACTIONS

As of December 31, 2010, the Bank had loan commitments to directors, senior officers, principal stockholders and their related interests totaling $6.3 million, unchanged from December 31, 2009. These commitments and the loan balances below were made substantially on the same terms in the course of ordinary banking business, including interest rates, maturities and collateral as those made to other customers of the Bank.

The following table presents a summary of outstanding balances for loans made to directors, senior officers, and principal stockholders of the Company and their related interests:

(Dollars in thousands)	December 31,	
	2010	2009
Balance, beginning of period	$ 3,893	$ 22,861
New loans and advances	1,237	1,199
Principal payments and payoffs	(91)	(20,167)
Balance, end of period	$ 5,039	$ 3,893

24. QUARTERLY FINANCIAL INFORMATION (unaudited)

2010

(Dollars in thousands, except per share data)	December 31,	September 30,	June 30,	March 31,
Interest income	$ 25,509	$ 26,053	$ 26,816	$ 27,198
Interest expense	3,620	4,178	7,906	6,565
Net interest income	21,889	21,875	18,910	20,633
Provision for credit losses	1,693	1,567	7,758	7,634
Noninterest income	8,595	8,069	9,625	6,408
Noninterest expense	23,330	23,003	22,909	21,095
Net income (loss) before income taxes	5,461	5,374	(2,132)	(1,688)
Provision (benefit) for income taxes	3,549	(676)	1,717	(800)
Net income (loss)	$ 1,912	$ 6,050	$ (3,849)	$ (888)
Net Income (loss) per common share:				
Basic	$0.02	$0.06	($0.04)	($0.01)
Diluted	$0.02	$0.06	($0.04)	($0.01)

2009

(Dollars in thousands, except per share data)	December 31,	September 30,	June 30,	March 31,
Interest income	$ 26,948	$ 27,725	$ 28,869	$ 28,608
Interest expense	7,710	8,580	8,655	8,478
Net interest income	19,238	19,145	20,214	20,130
Provision for credit losses	35,233	20,300	11,393	23,131
Noninterest income (loss)	(6,148)	4,971	5,958	4,348
Noninterest expense	24,181	23,489	25,244	35,374
Loss before income taxes	(46,324)	(19,673)	(10,465)	(34,027)
Provision (benefit) for income taxes	2,543	(7,265)	(4,126)	(10,428)
Net loss	$ (48,867)	$ (12,408)	$ (6,339)	$ (23,599)
Loss per common share:				
Basic	($3.13)	($0.79)	($0.41)	($1.51)
Diluted	($3.13)	($0.79)	($0.41)	($1.51)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information the Company must disclose in its reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our management has evaluated, with the participation and under the supervision of our chief executive officer ("CEO") and chief financial officer ("CFO"), the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on this evaluation, our CEO and CFO have concluded that, as of such date, the Company's disclosure controls and procedures are effective in ensuring that information relating to the Company, including its consolidated subsidiaries, required to be disclosed in reports that it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (2) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Material Changes in Internal Control over Financial Reporting

None.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system is designed to provide reasonable assurance regarding the preparation, reliability and fair presentation of published financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Management is also responsible for ensuring compliance with the federal laws and regulations concerning loans to insiders and the federal and state laws and regulations concerning dividend restrictions, both of which are designated by the Federal Deposit Insurance Corporation ("FDIC") as safety and soundness laws and regulations. Nonetheless, all internal control systems, no matter how well designed, have inherent limitations. Even systems determined to be effective as of a particular date can provide only reasonable assurance with respect to financial statement preparation and presentation and may not eliminate the need for restatements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2010, the Company's internal control over financial reporting is effective based on those criteria.

The Company's management has assessed its compliance with the designated safety and soundness laws and regulations and has maintained records of its determinations and assessments as required by the FDIC. Based on this assessment, management believes that West Coast Bancorp has complied, in all material respects, with the designated safety and soundness laws and regulations for the year ended December 31, 2010.

The Company's independent registered public accounting firm has audited the Company's internal control over financial reporting as of December 31, 2010, as stated in their report appearing below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

West Coast Bancorp

Lake Oswego, Oregon

We have audited the internal control over financial reporting of West Coast Bancorp and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because management's assessment and our audit were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of the Company's internal control over financial reporting included controls over the preparation of the schedules equivalent to the basic financial statements in accordance with the instructions for the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have not examined and, accordingly, we do not express an opinion or any other form of assurance on management's statement referring to compliance with laws and regulations.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 10, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
March 10, 2011

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information concerning directors and executive officers of Bancorp required to be included in this item is set forth under the headings "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Management" in Bancorp's Proxy Statement for its 2011 Annual Meeting of Shareholders to be filed within 120 days of Bancorp's fiscal year end of December 31, 2010 (the "Proxy Statement"), and is incorporated into this report by reference.

Audit and Compliance Committee

Bancorp has a separately-designated standing Audit and Compliance Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit and Compliance Committee are Nancy Wilgenbusch (Chair), Lloyd Ankeny, and Duane C. McDougall, each of whom is independent as independence for audit committee members is defined under NASDAQ listing standards applicable to the Company.

Audit Committee Financial Expert

Bancorp's Board of Directors has determined that Duane C. McDougall is an audit committee financial expert as defined in Item 407(d)(5) of Regulation S-K of the Exchange Act and is independent as independence for audit committee members is defined under NASDAQ listing standards applicable to the Company.

Code of Ethics

We have adopted a code of ethics (the "Code of Ethics"), for our CEO, CFO, principal accounting officer, and persons performing similar functions, entitled the West Coast Bancorp Code of Ethics for Senior Financial Officers. The Code of Ethics is available on our website at www.wcb.com under the tab for investor relations. Stockholders may request a free copy of the Code of Ethics from:

West Coast Bancorp

Attention: Secretary

5335 Meadows Road, Suite 201

Lake Oswego, Oregon 97035

(503) 684-0884

ITEM 11. EXECUTIVE COMPENSATION

Information concerning executive and director compensation and certain matters regarding participation in Bancorp's Compensation & Personnel Committee required by this item is set forth under the headings "Executive Compensation" and "Board of Directors" in the Proxy Statement and is incorporated into this report by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCK HOLDER MATTERS

Security Ownership

Information concerning the security ownership of certain beneficial owners and management required by this item is set forth under the heading "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement and is incorporated into this report by reference.

Equity Compensation Plan Information

Information concerning Bancorp's equity compensation plans, required by this item is set forth under the heading "Executive Compensation—Equity Compensation Plan Information" in the Proxy Statement and is incorporated into this report by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

Information concerning certain relationships and related transactions required by this item is set forth under the heading "Transactions with Related Persons" in the Proxy Statement and is incorporated into this report by reference.

Director Independence

Information concerning the independence of Bancorp directors required by this item is set forth under the heading "Election of Directors" in the Proxy Statement and is incorporated into this report by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning fees paid to our accountants required by this item is included under the heading "Matters Related to our Auditors—Fees Paid to Independent Registered Public Accounting Firm" in the Proxy Statement and is incorporated into this report by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) **Financial Statements:**

The financial statements and related documents listed in the Index set forth in Item 8 of this report are filed as part of this report.

(2) **Financial Statements Schedules:**

None.

(3) **Exhibits:**

The response to this portion of Item 15 is submitted as a separate section of this report appearing immediately following the signature page and entitled "Index to Exhibits."

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 10, 2011.

WEST COAST BANCORP

(Registrant)

By: /s/ Robert D. Sznewajs

Robert D. Sznewajs

President and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 10, 2011.

Principal Executive Officer:

/s/ Robert D. Sznewajs	President and CEO and Director
Robert D. Sznewajs	

Principal Financial Officer:

/s/ Anders Giltvedt	Executive Vice President and Chief Financial Officer
Anders Giltvedt	

Principal Accounting Officer:

/s/ Kevin M. McClung	Senior Vice President and Controller
Kevin M. McClung	

Remaining Directors:

*Lloyd D. Ankeny, Chairman

*Shmuel ("Sam") Levinson

*Duane C. McDougall

*Steven J. Oliva

*John T. Pietrzak

*Steven N. Spence

*Nancy A. Wilgenbusch, PhD.

*By /s/ Robert D. Sznewajs

Robert D. Sznewajs

Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Exhibit
3.1	Restated Articles of Incorporation (as amended through January 20, 2010).
3.2	Amended and Restated Bylaws of the Company (as amended through February 9, 2010).
4.1	Form of Class C Warrant. Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated October 22, 2009, and filed with the Securities and Exchange Commission on October 28, 2009 (the "October 8-K").
4.2	Tax Benefit Preservation Plan, dated as of October 23, 2009, between West Coast Bancorp and Wells Fargo Bank, National Association. Incorporated by reference to Exhibit 4.4 to the October 8-K.
4.3	The Company has incurred long-term indebtedness as to which the amount involved is less than ten percent of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish instruments relating to such indebtedness to the Commission upon its request.
10.1	Form of Indemnification Agreement for all directors and executive officers. Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 10-K").*
10.2	Change in Control Agreement between the Company and Robert D. Sznewajs dated January 1, 2004, and amended and restated December 30, 2008. Incorporated by reference to Exhibit 10.2 to the 2008 10-K.*
10.3	Change in Control Agreement between the Company and Anders Giltvedt dated January 1, 2004, and amended and restated December 30, 2008. Incorporated by reference to Exhibit 10.3 to the 2008 10-K.*
10.4	Change in Control Agreement between the Company and Xandra McKeown dated January 1, 2004, and amended and restated December 30, 2008. Incorporated by reference to Exhibit 10.4 to the 2008 10-K.*
10.5	Change in Control Agreement between the Company and James D. Bygland dated January 1, 2004 and amended and restated December 30, 2008. Incorporated by reference to Exhibit 10.5 to the 2008 10-K.*
10.6	Change in Control Agreement between the Company and Hadley Robbins dated March 5, 2007 and amended and restated December 30, 2008. Incorporated by reference to Exhibit 10.6 to the 2008 10-K.*
10.7	Supplemental Executive Retirement Plan adopted by West Coast Bank, the Company and Robert D. Sznewajs dated August 1, 2003, and amended and restated as of January 1, 2011. Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated January 14, 2011.*
10.8	Supplemental Executive Retirement Plan adopted by West Coast Bank, the Company and Anders Giltvedt dated August 1, 2003, and amended and restated as of January 1, 2009. Incorporated by reference to Exhibit 10.8 to the 2008 10-K.*
10.9	Supplemental Executive Retirement Plan adopted by West Coast Bank, the Company and Xandra McKeown dated August 1, 2003, and amended and restated as of January 1, 2009. Incorporated by reference to Exhibit 10.9 to the 2008 10-K.*
10.10	Supplemental Executive Retirement Plan adopted by West Coast Bank, the Company and James D. Bygland dated August 1, 2003, and amended and restated as of January 1, 2009. Incorporated by reference to Exhibit 10.10 to the 2008 10-K.*

*Indicates a management contract or compensatory plan, contract or arrangement.

INDEX TO EXHIBITS (continued)

Exhibit No.	Exhibit
10.11	Supplemental Executive Retirement Plan adopted by West Coast Bank, the Company and Hadley Robbins dated April 1, 2007, and amended and restated as of January 1, 2009. Incorporated by reference to Exhibit 10.11 to the 2008 10-K.*
10.12	401(k) Profit Sharing Plan. Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (Reg. No. 333-01649) filed March 12, 1996.*
10.13	Directors' Deferred Compensation Plan. Incorporated by reference to Exhibit 10.13 to the 2008 10-K.*
10.14	Executives' Deferred Compensation Plan. Incorporated by reference to Exhibit 10.14 to the 2008 10-K.*
10.15	1999 Stock Option Plan and Form of Agreement. Incorporated by reference to Exhibits 99.1 and 99.2 to the Company's Registration Statement on Form S-8 (Reg. No. 333-86113) filed August 30, 1999.*
10.16	2002 Stock Incentive Plan, as amended. Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.*
10.17	Forms of Option Agreements, Restricted Stock Agreements and Restricted Stock Performance Award Agreement under the 2002 Stock Incentive Plan. Incorporated by reference to Exhibits 10.3 through 10.7 to the September 2006 10-Q and Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.
10.18	Employment Agreement dated effective as of January 1, 2011, between Robert D. Sznewajs and the Company. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 14, 2011.*
10.19	Form of Investment Agreement, dated as of October 23, 2009 by and between West Coast Bancorp and the investors party thereto. Incorporated by reference to Exhibit 10.1 to the October 8-K.
10.20	Written Agreement, dated as of December 18, 2009, by and among West Coast Bancorp, the Federal Reserve Bank of San Francisco and the Oregon Department of Consumer and Business Services, Division of Finance and Corporate Securities. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 18, 2009 and filed with the Securities and Exchange Commission on December 21, 2009.
21	Subsidiaries of the Company.
23	Consent of Deloitte & Touche LLP.
24	Power of Attorney.

*Indicates a management contract or compensatory plan, contract or arrangement.

Exhibit 21

SCHEDULE OF SUBSIDIARIES

The following is a list of the registrant's subsidiaries at March 10, 2011.

Name of Organization	State of Incorporation
West Coast Bank	Oregon
West Coast Trust Company, Inc.	Oregon
Totten Inc.	Washington
West Coast Statutory Trust III	Connecticut
West Coast Statutory Trust IV	Connecticut
West Coast Statutory Trust V	Delaware
West Coast Statutory Trust VI	Delaware
West Coast Statutory Trust VII	Delaware
West Coast Statutory Trust VIII	Delaware
Park Place Condos, LLC	Oregon
Carrington Square Developer, LLC	Oregon

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-166348, 333-137325, 333-104835, 333-104458, 333-88382, 333-86113, 333-01649, and 333-162256 on Form S-8 and Registration Statement Nos. 333-166441 and 333-163896 on Form S-3 of our reports dated March 10, 2011, relating to the consolidated financial statements of West Coast Bancorp, and the effectiveness of West Coast Bancorp's internal control over financial reporting, appearing in this Annual Report on Form 10-K of West Coast Bancorp for the year ended December 31, 2010.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
March 10, 2011

Exhibit 24

POWER OF ATTORNEY

Each person below designates and appoints ROBERT D. SZNEWAJS and ANDERS GILTVEDT, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution, to sign the Annual Report on Form 10-K for the year ended December 31, 2010, of West Coast Bancorp, an Oregon corporation, and any amendments thereto, and to file said report and amendments, with all exhibits thereto, in such form as they or either of them may approve with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Each person whose signature appears below also grants to these attorneys-in-fact and agents full power and authority to perform every act and execute any instruments that they deem necessary or desirable in connection with said report, as fully as he or she could do in person, hereby ratifying and confirming all that the attorneys-in-fact and agents or their substitutes may lawfully do or cause to be done.

IN WITNESS WHEREOF, this power of attorney has been executed by each of the undersigned as of the 28th day of February, 2011.

Signature	Title
/s/ Lloyd D. Ankeny Lloyd D. Ankeny	Director and Chairman of the Board
/s/ Shmuel ("Sam") D. Levinson Shmuel ("Sam") D. Levinson	Director
/s/ Duane C. McDougall Duane C. McDougall	Director
/s/ Steven J. Oliva Steven J. Oliva	Director
/s/ John T. Pietrzak John Pietrzak	Director
/s/ Steven N. Spence Steven N. Spence	Director
/s/ Nancy A. Wilgenbusch Nancy A. Wilgenbusch, PhD.	Director

Exhibit 31.1

Certification

I, Robert D. Sznewajs, certify that:

1. I have reviewed this Annual Report on Form 10-K of West Coast Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most-recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Dated: March 10, 2011

/s/ Robert D. Sznewajs

President and Chief Executive Officer

Exhibit 31.2

Certification

I, Anders Giltvedt, certify that:

1. I have reviewed this Annual Report on Form 10-K of West Coast Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most-recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Dated: March 10, 2011

/s/ Anders Giltvedt

Executive Vice President and Chief Financial Officer

Exhibit 32

Certification Pursuant To
18 U.S.C. Section 1350,
As Adopted Pursuant To
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of West Coast Bancorp (the "Company") on Form 10-K for the period ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert D. Sznewajs
President and Chief Executive Officer
March 10, 2011

/s/ Anders Giltvedt
Executive Vice President and Chief Financial Officer
March 10, 2011


WEST COAST BANCORP

March 30, 2011

Dear Shareholder:

You are cordially invited to attend the 2011 Annual Meeting of Shareholders of West Coast Bancorp to be held in The Oaks-Meadows Conference Center, located at 5300 Meadows Road, Lake Oswego, Oregon, on Tuesday, April 26, 2011, at 2:00 p.m. local time.

Details regarding the business to be conducted at our annual meeting can be found in the accompanying Notice of Annual Meeting and Proxy Statement. In addition to electing our directors, we will also be asking our shareholders to approve an amendment to our articles of incorporation to effect, and give our Board of Directors the authority to complete, a one-for-five reverse stock split and ratify our appointment of our independent registered public accounting firm. We will also be conducting advisory votes on our executive compensation and the frequency with which we will hold future advisory votes on executive compensation.

Your vote is very important to us. Regardless of whether or not you plan to attend the meeting in person, please vote by voting via the Internet, by telephone, or by returning a proxy card. Instructions on how to vote through the Internet or by telephone are included in the enclosed proxy statement.

We value you as a West Coast Bancorp shareholder and look forward to seeing you at the meeting.

Sincerely,

Robert D. Sznewajs
President and CEO

WEST COAST BANCORP
5335 Meadows Road, Suite 201
Lake Oswego, Oregon 97035

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 26, 2011
2:00 p.m., Pacific Time

To the Shareholders of West Coast Bancorp:

The 2011 Annual Meeting of Shareholders of West Coast Bancorp will be held in The Oaks-Meadows Conference Center, located at 5300 Meadows Road, Lake Oswego, Oregon, on Tuesday, April 26, 2011, at 2:00 p.m. local time. At the meeting, shareholders will be asked to consider and vote on the following matters:

1. Electing eight directors to serve for one-year terms;
2. Approving an amendment to the Company's Articles of Incorporation relating to a reverse stock split of the Company's common stock ratio of one-for-five;
3. An advisory vote on executive compensation;
4. An advisory vote on the frequency of future advisory votes on executive compensation;
5. Ratifying the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2011; and
6. Such other business as may properly come before the meeting or an adjournment thereof.

Only shareholders of record on March 2, 2011, may vote on proposals at the annual meeting in person or by proxy. We encourage you to promptly complete and return the proxy card, or to vote electronically by telephone or Internet, in order to ensure that your shares will be represented and voted at the meeting in accordance with your instructions. If you attend the meeting in person, you may withdraw your proxy and vote your shares if you want to change your vote.

Further information regarding voting rights and the business to be transacted at the meeting is included in the accompanying proxy statement.

March 30, 2011

BY ORDER OF THE BOARD OF DIRECTORS



David C. Bouc
Executive Vice President
and Secretary

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the annual meeting, please sign and date your proxy card and return it in the enclosed postage prepaid envelope, or vote electronically via the Internet or by telephone. See "Voting Via the Internet or by Telephone" on the last page of the accompanying proxy statement for further details. You do not need to keep your proxy for admission to the annual meeting.

TABLE OF CONTENTS

Page

VOTING IN CONNECTION WITH THE ANNUAL MEETING 1

PROPOSAL 1—ELECTION OF DIRECTORS 2

OUR BOARD OF DIRECTORS 5

- General 5
- Leadership Structure 5
- Risk Oversight 5
- Board Committees 6
- Shareholder Communications with the Board 8
- Non-Employee Director Compensation for 2010 9

PROPOSAL 2—APPROVAL OF AN AMENDMENT TO OUR ARTICLES OF INCORPORATION RELATING TO A ONE-FOR-FIVE REVERSE STOCK SPLIT 10

PROPOSAL 3—ADVISORY VOTE ON EXECUTIVE COMPENSATION 13

PROPOSAL 4—ADVISORY VOTE ON THE FREQUENCY OF HOLDING FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION 13

PROPOSAL 5—RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS 14

MATTERS RELATED TO OUR AUDITORS 14

OTHER BUSINESS 16

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT 16

MANAGEMENT 19

EXECUTIVE COMPENSATION 19

- Discussion and Analysis of Executive Compensation Programs 19
- Executive Compensation Disclosures. 28
- Equity Compensation Plan Information 35
- Potential Payments Upon Termination or Change in Control 35
- Report of the Compensation Committee 47

TRANSACTIONS WITH RELATED PERSONS 47

INFORMATION CONCERNING DIRECTOR NOMINATIONS 48

INFORMATION CONCERNING SHAREHOLDER PROPOSALS 50

HOUSEHOLDING MATTERS 50

ANNUAL REPORT TO SHAREHOLDERS 50

VOTING VIA THE INTERNET OR BY TELEPHONE 51

APPENDIX A A-1

WEST COAST BANCORP
5335 Meadows Road, Suite 201
Lake Oswego, Oregon 97035
(503) 684-0884

PROXY STATEMENT

VOTING IN CONNECTION WITH THE ANNUAL MEETING

General. This proxy statement and the accompanying proxy are being furnished to you as a shareholder in connection with the solicitation of proxies by our Board of Directors for use at the West Coast Bancorp Annual Meeting of Shareholders to be held Tuesday, April 26, 2011, and at any adjournment of the meeting (the "Annual Meeting"). These proxy materials are first being made available to shareholders on or about April 1, 2011. When we refer to our company in this proxy statement below we frequently use "we," "us," or "our," but we also sometimes refer to our company as "Bancorp" or the "Company."

March 2, 2011 has been established as the record date for the Annual Meeting. Holders of record of Bancorp common stock as of that date are entitled to notice of and to vote at the meeting. On the record date, there were 96,525,515 common shares outstanding and each share is entitled to one vote. A majority of the outstanding common shares will constitute a quorum for the conduct of business at the meeting. We also have outstanding 121,328 shares of mandatorily convertible cumulative participating preferred stock, Series B. These preferred shares are not entitled to be voted at the Annual Meeting.

If your shares are registered directly in your name with the Company's transfer agent, you are considered, with respect to those shares, the "shareholder of record." As the shareholder of record, you have the right to grant your voting proxy directly to the Company or to a third party, or to vote in person at the meeting. If your shares are held in a brokerage account, by a trustee or by another nominee, you are considered the "beneficial owner" of those shares. As the beneficial owner of those shares, you have the right to direct your broker, trustee or nominee how to vote and you also are invited to attend the Annual Meeting. If you are a beneficial owner you may not vote shares in person at the meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Voting by Proxy. To vote by proxy, please sign and date the enclosed proxy card and return it to us as soon as possible. Properly executed proxies that are received in time and not subsequently revoked will be voted as instructed on the proxies. If you return a signed proxy without instructions, your shares will be voted in accordance with the recommendation of our Board of Directors—FOR all nominees for election as directors, FOR the approval of an amendment to the Company's Articles of Incorporation relating to a reverse stock split of the Company's common stock at a ratio of one-for-five, FOR the approval of the compensation of the Company's named executive officers, FOR the approval of an advisory vote on executive compensation every three years, and FOR ratification of the appointment of Deloitte & Touche LLP as our independent registered pubic accountants. If you vote over the Internet or by telephone as described below, you do not need to also mail a proxy to us.

Voting by Internet or Telephone. We encourage you to vote electronically or by telephone. Shareholders may vote via the Internet at www.proxyvote.com or by telephone by calling the telephone number referenced on their voting form. Please see "Voting Via the Internet or by Telephone" near the end of this proxy statement for additional information regarding these methods of voting.

Voting at the Meeting. You may vote in person at the Annual Meeting. Even if you plan to attend the meeting, we encourage you to submit a proxy or vote by Internet or telephone to ensure that your vote is received and counted.

Changing or Revoking Your Vote. After voting, you may change your vote by completing a new proxy and returning it to us, by voting again via the Internet or by telephone as described above, or by voting in person at the Annual Meeting. Only the last vote timely received by us will be counted. If you are a registered shareholder, you may request a new proxy card from Bancorp's Secretary. If your shares are held by a broker or other nominee, you may request a new proxy card from the broker or nominee. You may revoke a proxy that has been filed with us by filing written notice of revocation with Bancorp's Secretary before the meeting.

Solicitation of Proxies. Proxies will be solicited primarily through the mail, but may also be solicited by directors and officers of the Company and its primary operating subsidiaries, West Coast Bank (the "Bank") and West Coast Trust Company, Inc. ("West Coast Trust"), personally or by other means such as telephone or e-mail. We may also engage an outside proxy solicitation firm and pay a fee for such services. All costs of solicitation of proxies will be borne by us.

Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting of Shareholders To Be Held April 26, 2011. Copies of the 2010 annual report to shareholders and the proxy statement for the 2011 annual meeting of shareholders are available on our website at www.wcb.com.

Proposal 1—Election of Directors

General. Under our Articles of Incorporation, the Board of Directors may establish the total number of positions on our Board within a range of eight to 20. Our Board is currently comprised of eight positions. Each Board member is elected annually.

Our Board has nominated eight individuals to stand for election to our board of directors as follows: Lloyd D. Ankeny, Shmuel ("Sam") Levinson, Duane C. McDougall, Steven J. Oliva, John T. Pietrzak, Steven N. Spence, Robert D. Sznewajs (our President and CEO), and Nancy A. Wilgenbusch. Messrs. Levinson and Pietrzak are being nominated at the request of two investors in our October 2009 private capital raise, GF Financial, LLC, and Castle Creek Capital Partners IV, L.P., respectively. Mr. Levinson's election as a director became effective January 25, 2011, filling a vacancy created by Simon Glick's resignation. These investors have the contractual right to designate one individual each for nomination to our Board. Our Board elected to waive a provision of our bylaws that otherwise requires that directors that have reached the age of 72 not stand for re-election so that Mr. Ankeny could once again be nominated.

Each nominee has consented to serve if elected. If any nominee becomes unable to serve prior to the Annual Meeting, our Board may designate a replacement nominee and in such case your duly executed proxy will be voted for such replacement.

The Board of Directors has determined that each of the current directors standing for election, other than Mr. Sznewajs, is an "independent director" under Rule 5605(a)(2) of Nasdaq listing standards applicable to the Company. All members of the Board's compensation, nominating and audit committees are "independent directors" under this standard.

In the course of determining that each director is an "independent director" under the Nasdaq listing standards, the Board considered various loan transactions and deposit relationships between the Bank and certain directors (or their family members or business interests). These transactions and relationships were entered into on the same terms prevailing at the time for comparable transactions or relationships with other persons, as described further under the heading "Transactions With Related Persons" below. The Board also considered the possible effects of a bank branch lease with a business entity partially owned by a director and determined that the transaction does not affect the director's independence.

Reasons For Nominations. Nominees for election at the Annual Meeting are all currently directors of the Company. All nominees possess the skills and qualifications described under "Information Concerning Director Nominations—Director Qualifications" below and continuing directors have demonstrated the ability to work together with one another in a collegial manner. The nominees have a wide variety of professional backgrounds and complementary skills, as described below.

Information With Respect to Nominees. Nominees for election as directors are listed below, together with certain biographical information. All current directors of Bancorp also serve as directors of the Bank.

Lloyd D. Ankeny, 73
Director since 1995

Mr. Ankeny is Chair of our Board of Directors. He has been a private real estate investor for more than five years. Mr. Ankeny was selected for his leadership skills, prior management experience, familiarity with the Company, the Bank, and the banking business, and knowledge of real estate.

Shmuel (Sam) Levinson, 37
Director since 2011

Mr. Levinson has been a director of Coleman Cable, Inc. since 2005. He is also a director of Optician Medical, Inc., a medical device manufacturer, Canary Wharf Group, PLC, a real estate development and investment group, and Song Bird Estates, PLC, a real estate investment company. Since 1996, he has been the principal in his family business, a commercial and residential development company. Mr. Levinson is currently the managing director of Levinson Capital Management, LLC, a private equity investment fund. Mr. Levinson was selected at the recommendation of GF Financial LLC, an investor in our October 2009 capital raise. Mr. Levinson has an extensive background in investment management and real estate.

Duane C. McDougall, 59
Director since 2003

Mr. McDougall has been a director of Boise Cascade, LLC since 2005 and Board Chair since December, 2008. He also served as President & CEO of Boise Cascade, LLC from December, 2008 to August, 2009. He was previously President and Chief Executive Officer of Willamette Industries, Inc., a publicly traded company and international manufacturer of paper and other forest products, from December 1998 through 2002. Prior to becoming President and CEO, he served as Chief Accounting Officer, Executive Vice President and in other positions at Willamette Industries for 22 years.
Mr. McDougall has served as a director of Cascade Corporation and Greenbrier Companies for more than five years and as a director of StanCorp Financial Group, Inc. since December, 2009. He previously served as a director of InFocus Corporation from 2003 to 2007.
Mr. McDougall was selected for his leadership skills, accounting and financial background, prior management experience, prior experience as a CEO of a publicly traded company, familiarity with the Company and the banking business, stature within the community, and his knowledge of the forest products industry.

Steven J. Oliva, 70
Director since 2003

Mr. Oliva has served as President and Chief Executive Officer of Hi-School Pharmacy, Inc., for more than five years. Hi-School Pharmacy & Affiliates is a retail drug and hardware store with 25 locations in 2 western states and over 425 employees. Mr. Oliva is a board member of the National Association of Chain Drug Stores, and Oregon State University Advisory Board—School of Pharmacy, Emeritus. He is also a real estate investor. Mr. Oliva was selected for his familiarity with the Company and his knowledge of the pharmaceutical industry and real estate markets. He is also well-regarded and active within our community.

John T. Pietrzak, 38
Director since 2010

Mr. Pietrzak has been a Principal of Castle Creek Capital LLC, a merchant banking organization that specializes in bank investments and operations, since 2008 and a Director from 2005 to 2008. Prior to joining Castle Creek, he was a Director of Demand Planning for Levi Strauss & Co. Mr. Pietrzak was selected at the recommendation of Castle Creek Partners IV, LP, an investor in our October 2009 private capital raise. Mr. Pietrzak has a background in investments, retail planning, and a current focus on investments in community banks.

Steven N. Spence, 63
Director since 2001

Mr. Spence has been a Senior Vice President of RBC Wealth Management, Inc. since 2009. Previously, he was Senior Vice President of UBS Financial Services Inc., a securities brokerage firm, and its predecessors in Portland, Oregon, for more than five years. Mr. Spence was selected for his leadership skills, his familiarity with the Company and the banking business, and his background and high profile within the investment management community.

Robert D. Sznewajs, 64
Director since 2000

Mr. Sznewajs has been President and Chief Executive Officer of Bancorp and the Bank for more than five years. Mr. Sznewajs has also been a director of Coinstar Inc. for more than five years. Mr. Sznewajs was selected for his leadership skills, his position as President & CEO of the Company, and his knowledge of the Company and the banking business.

Dr. Nancy A. Wilgenbusch, 62
Director since 2003

Dr. Wilgenbusch has been President Emerita of and advisor to Marylhurst University since 2008. Previously she was President of Marylhurst University for more than five years. Dr. Wilgenbusch has also served as a director of Cascade Corporation and as a trustee of Tax-Free Trust of Oregon for more than five years. She previously served as a director of Scottish Power from 2004 to 2007. Dr. Wilgenbusch was selected for her knowledge of the Company, her background in education and auditing, and high profile within our community. As the only woman on our Board, she also provides a diversity of gender perspectives.

The eight directors receiving the highest total number of votes will be elected, provided there is a quorum present. Shares that are not represented at the meeting, votes that are withheld, and shares not voted for the election of directors by brokers or nominees due to a failure of the shareholder to provide instructions ("broker non-votes") will not be counted in determining the number of votes for each nominee and will have no effect on the election of directors. Banks and brokers acting as nominees for beneficial owners are not permitted to vote proxies with regard to the election of directors on behalf of beneficial owners who have not provided voting instructions, making it especially important that you send your broker your voting instructions.

OUR BOARD OF DIRECTORS

General

During 2010, our Board met 15 times. Each director attended at least 75% of the total meetings of the Board of Directors and all committees of the Board on which he or she served during 2010. The Board holds executive sessions of non-management directors not less than once per calendar quarter. Executive sessions are scheduled by our Board Chair and any director may request that additional executive sessions be scheduled.

Bancorp policy requires that directors and director nominees attend our annual meeting of shareholders, except under circumstances beyond the reasonable control of such person. In 2010, all directors except for Mr. Glick attended the annual meeting of shareholders.

Leadership Structure

The positions of Board Chair and President and Chief Executive Officer are filled by different persons. Mr. Ankeny, an independent director, serves as Board Chair, while Mr. Sznewajs serves as President and Chief Executive Officer. The Board believes that separating the roles of Chairman and Chief Executive Officer is preferable and in the best interests of shareholders because it gives our independent directors a significant role in board direction and determination of agendas and enhances the Board's ability to fulfill its oversight responsibilities, including of senior management. Separating the positions also provides an independent viewpoint and focus at board meetings, and improves communication between management and the Board by giving our CEO a single initial source for board-level communication and input on significant decisions.

Risk Oversight

Risk management is the responsibility of management and risk oversight is the responsibility of the Board. The Board administers its risk oversight function principally through its division of responsibility within its committee structure, with each board committee being responsible for overseeing risk within its area of responsibility. For example, our Loan, Investment, and Asset/Liability Committee (the "Loan Committee") plays an important role in overseeing our loan functions and monitoring related risks. Responsibilities of our various committees are discussed below. Significant risk oversight matters considered by the committees are reported to and considered by the Board. Some significant risk oversight matters are reported directly to the Board, including matters not falling within the area of the responsibility of any committee. Types of risks with the potential to adversely affect the Company include credit, interest rate, liquidity, and compliance risks, and risks relating to our operations and reputation.

Management regularly provides the Board and its various committees with a significant amount of information regarding a wide variety of matters affecting the Company. Matters presented to the Board and board committees generally include information with respect to risk. The Board and board committees consider the risk aspects of such information and often request additional information with respect to issues that involve risks to the Company. The Board and board committees also raise risk issues on their own initiative.

To assist the Company with respect to risk management, and to assist the Board and board committees with respect to risk oversight, the Company employs a Senior Vice President & Corporate Risk Manager, who works to identify and assess risks in all parts of the Company. The Corporate Risk Manager reports to the Audit and Compliance Committee (the "Audit Committee"), attends meetings of the Audit Committee on a regular basis and attends Board and other committee meetings as needed. The Company also employs a Senior Vice President and Manager of Credit Review who also makes direct reports to the Audit Committee and the Loan Committee.

The Company does not believe the Board's risk oversight function has had a significant effect on the Board's leadership structure, although a change in leadership structure could result in changes in the implementation of the risk oversight function.

Board Committees

The Board of Directors has established certain standing committees of the Board, including an Audit & Compliance Committee, a Compensation & Personnel Committee, a Governance & Nominating Committee, and a Loan, Investment and Asset/Liability Committee. The membership of our board committees was changed at our board meeting in April 2010. Committee members listed below were appointed at that meeting and served after that date for the rest of 2010.

Audit & Compliance Committee. The Audit Committee operates under a formal written charter adopted by the Board. A copy of the Audit Committee charter is available at our website at www.wcb.com under the "About Us—Investor Information" tab and "Corporate Governance" subheading. The Audit Committee held 9 meetings during 2010.

The Audit Committee was comprised of Dr. Wilgenbusch (Chair), Mr. Ankeny, and Mr. McDougall. Each member of the Audit Committee is financially literate and meets the independence standards for members of public company audit committees set forth in Nasdaq listing standards and applicable Securities and Exchange Commission ("SEC") rules adopted under the Sarbanes-Oxley Act of 2002. Further, the Board of Directors has determined that Mr. McDougall meets the standards of an audit committee financial expert set forth in SEC regulations and is financially sophisticated as described in Nasdaq listing standards.

The Audit Committee has sole authority to appoint or replace Bancorp's independent registered public accounting firm (sometimes referred to below as our "auditor") and is directly responsible for compensating and overseeing its work, including the annual audit. Our auditor reports directly to the Audit Committee, which evaluates its independence and performance at least annually. The Audit Committee must pre-approve all audit services and legally permitted non-audit services to be performed by our auditor. In addition, the Audit Committee is required to meet with our auditor and internal audit staff in executive sessions and to resolve any disagreements that arise between management and the auditors.

The Audit Committee oversees the Company's internal audit function and is responsible for reviewing significant reports prepared by the internal audit department. The Audit Committee also assists the Board in overseeing the quality and integrity of Bancorp's accounting and reporting practices and has adopted procedures for the receipt and treatment of complaints regarding accounting matters. Finally, the Audit Committee oversees compliance with respect to certain regulatory matters, including SEC and bank regulatory issues, and credit review.

While the Audit Committee has the responsibilities and authority described above and in its charter, it is not the duty of the Audit Committee to plan or conduct audits or determine whether financial statements and other disclosures are complete, accurate, and in accordance with generally accepted accounting principles. These remain the responsibilities of our management and independent auditor.

Compensation & Personnel Committee. The Compensation & Personnel Committee (the "Compensation Committee") operates under a formal written charter adopted by the Board. A copy of the Compensation Committee charter is available at our website at www.wcb.com under the "About Us—Investor Information" tab and "Corporate Governance" subheading. The Compensation Committee held 7 meetings during 2010.

The Compensation Committee was comprised of Mr. McDougall (Chair), Mr. Ankeny, Mr. Oliva, and Mr. Pietrzak. Each member of the Compensation Committee is a "non-employee director" under SEC Rule 16b-3 and an "outside director" under Section 162(m) of the Internal Revenue Code of 1986, as amended.

The Compensation Committee is charged with, among other things, approving the base salary, incentive compensation, stock option grants, restricted stock awards, employment agreements, change in control agreements, supplemental executive retirement plans, and other compensation of, and establishing performance goals and incentive opportunity levels for, our executive officers. In addition, the Compensation Committee reviews the base salary and incentive compensation of other senior officers and the Company's most highly compensated employees. It also reviews and recommends to the Board restricted stock awards, stock option grants and change-in-control agreements for other employees. It is also responsible for periodically reviewing and making recommendations to the Board with respect to the adoption of employee benefit plans.

Under its charter, the Compensation Committee has the authority to retain the services of outside compensation consultants to assist in the evaluation and determination of compensation levels and to approve the fees and other terms of their engagement. The Compensation Committee may also delegate its authority and responsibilities to its chair or subcommittees of one or more committee members as and when appropriate and permitted by law, but does not normally do so and has no standing delegation of authority on any matters. For additional information regarding the processes and procedures for the consideration and determination of our executive compensation, including the role of executive officers and consultants in that process, see "Executive Compensation—Discussion and Analysis of Executive Compensation Programs" below.

In addition to its responsibilities relating to compensation matters, the Compensation Committee is required to review and assess on a periodic basis the Company's guidelines regarding director and employee stock ownership. The Compensation Committee is responsible for an annual review of our management succession plan and periodic reviews and recommendations with respect to human resource policies.

The Compensation Committee also makes recommendations to the Board regarding all elements of compensation paid to our outside directors, including annual retainers, meeting fees, restricted stock awards, and stock option grants, although all elements of Board compensation are ultimately the responsibility of the full Board. See "Board of Directors—Director Compensation for 2010" below.

Governance & Nominating Committee. The Governance & Nominating Committee (the "Governance Committee") operates under a formal written charter adopted by the Board. The charter is available at our website at www.wcb.com under the "About Us—Investor Information" tab and "Corporate Governance" subheading. The Governance Committee held 5 meetings in 2010. The committee was comprised of Mr. Ankeny (Chair), Mr. McDougall, Mr. Spence, and Dr. Wilgenbusch.

The Governance Committee is charged with promoting sound principles and practices of corporate governance, identifying and recommending to the Board qualified individuals to serve as board members, including with respect to vacancies that occur on the Board from time to time, and evaluating the performance of the Board and committees of the Board (including itself). The Governance Committee also must review from time to time the qualifications and independence of members of the Board and each of its committees. The Governance Committee is also required to periodically review and recommend to the Board one or more codes of ethics applicable to directors, officers and employees consistent with sound business practices and applicable laws and regulations and to monitor compliance with these codes and certain other initiatives.

Other specific duties and responsibilities of the Governance Committee include: regular monitoring and review of the appropriateness of the Company's corporate governance principles and practices; recommending to the Board specific criteria for determining independence of outside directors consistent with Nasdaq listing standards; recommending to the Board such changes to the Board's committee structures and committee functions as it deems advisable; confirming that each standing committee charter is reviewed at least annually by each committee; reviewing and assessing the quality and clarity of information provided to the Board and making such recommendations to management as it deems appropriate; evaluating the effectiveness of the Board's oversight of management; assessing the Board's performance and meeting annually with Board members to discuss its performance review; reviewing shareholder proposals and recommending appropriate action to the Board; and reviewing any proposed amendments to the Company's charter documents.

Our Board has adopted a policy that provides for consideration of director candidates recommended by security holders. For a discussion of the Governance Committee's policies and procedures regarding recommendations for director nominees, see "Information Concerning Director Nominations" below.

Loan, Investment, & Asset/Liability Committee. The Loan, Investment, and Asset/Liability Committee (the "Loan Committee") operates under a formal written charter adopted by the Board. A copy of the Loan Committee charter is available at our website at www.wcb.com under the "About Us—Investor Information" tab and "Corporate Governance" subheading. The Committee held 13 meetings during 2010. During 2010, the Loan Committee was comprised of Mr. Spence (Chair), Mr. Glick, Mr. Oliva, and Mr. Pietrzak.

The Loan Committee is responsible for initial review of loans in excess of management's authorized approval limits and loans involving insiders subject to Regulation O of applicable banking regulations. The Loan Committee is assigned the function of monitoring all lending policies, portfolio quality, delinquencies, collection and charge-off procedures, loan loss reserves, loan quality review guidelines, the credit review function, and approval and collateral evaluations. The Loan Committee also monitors loan concentrations, delinquency trends, composition of loans, exceptions to lending policy, and credit risk of off balance sheet items such as letters of credit and commitments to buy and sell loans or securities.

Our Chief Credit Officer provides monthly reports to the Loan Committee. In addition, the Loan Committee receives monthly reports from the Chief Financial Officer or Asset/Liability Manager on net interest revenues, spreads, margins, liquidity, interest rate risk, investment activities, prognosis of the market, strategies for investment and broker activities, and other relevant investment and other issues.

In addition to the formal board committees, certain members of the Board attend meetings with Company management, and/or the Company's independent auditors on a quarterly basis to review and discuss the Company's quarterly earnings, Form 10-Ks and 10-Qs, and related matters prior to release to the public.

Shareholder Communications with the Board

Shareholders may communicate with our Board of Directors directly. Bancorp will promptly forward all letters or other written communications addressed to the Board, a specific committee of the Board, or to an individual director. Such communications may be sent to the Company at its corporate offices. Communications will not be pre-screened.

Shareholders and others wishing to submit a report to members of the Audit Committee on an anonymous and confidential basis regarding accounting, internal control, or auditing matters, potential securities law violations, or violations of the Company's Code of Conduct and Ethical Standards or Code of Ethics for Senior Financial Officers may do so by going to www.ethicspoint.com and following the prompts or by calling 1-866-297-0224.

Non-Employee Director Compensation for 2010

The following table summarizes compensation paid to non-employee directors for services during the year ended December 31, 2010.

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1) ($)	Option Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3) ($)	All Other Compen-sation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Lloyd D. Ankeny	$78,100	$20,000	$0	$0	$0	$0	$98,100
Simon Glick (4)	$31,467	$20,000	$0	$0	$0	$0	$51,467
Duane C. McDougall	$58,400	$20,000	$0	$0	$0	$0	$78,400
Steven J. Oliva	$44,300	$20,000	$0	$0	$0	$0	$64,300
John T. Pietrzak (4)	$34,767	$20,000	$0	$0	$0	$0	$54,767
Steven N. Spence	$54,300	$20,000	$0	$0	$0	$0	$74,300
Dr. Nancy A. Wilgenbusch	$50,400	$20,000	$0	$0	$0	$0	$70,400

(1) Reflects the grant date fair value of 6,135 shares of restricted stock granted to each director using the closing price of the stock on the grant date, $3.26 per share. Shares vest after one year.

(2) The following table shows the total number of stock options outstanding as of December 31, 2010, for each non-employee director:

	No. of Stock Options
Mr. Ankeny	23,450
Mr. Glick	0
Mr. McDougall	20,450
Mr. Oliva	20,450
Mr. Pietrzak	0
Mr. Spence	13,050
Dr. Wilgenbusch	20,450

(3) Non-employee directors are entitled to participate in Bancorp's Directors' Deferred Compensation Plan (the "Directors' DCP"), under which directors may elect to defer payment of some or all of their directors fees. Earnings on contributions by each participant are dependent on the return on investments that the director selects from a list of publicly

available mutual funds or Bancorp stock. See "Executive Compensation—Nonqualified Deferred Compensation for 2010" for a list of available investment options, which are the same as those available to our executives under the executives' plan. We do not make additional contributions or provide above-market or preferential earnings on fees deferred by directors under the Directors' DCP.

(4) Simon Glick and John T. Pietrzak did not join the Board until March 2010.

In establishing non-employee director compensation, the Compensation Committee and the Board of Directors considered information regarding the compensation paid to directors of the peer group companies listed under the heading "Executive Compensation—Discussion and Analysis of Executive Compensation Programs" below that was provided by Clark Consulting, a compensation consultant engaged by the Compensation Committee, along with director compensation information derived from other sources. Non-employee directors serving on the Board are paid an annual retainer and additional fees for attendance at certain Board and Board committee meetings.

During 2010, the Board chair received an annual retainer of $64,000, while the Audit Committee, Compensation Committee and Loan Committee chairs received $44,000. The Governance Committee chair, who also serves as the Board chair, waived the additional retainer of $6,000 normally received by the Governance Committee chair. All other directors received annual retainers of $32,000. Non-employee directors also received $300 for each regular board meeting attended. In addition, non-employee directors received $600 for each Board committee meeting attended (whether as a member of a committee or at the request of a committee) on the same day as a regular Board meeting. From June through December non-employee directors received $600 for attending meetings with the Company's independent registered public accountants to analyze, review, and discuss the Company's quarterly earnings releases and Forms 10-Q, Form 10-K, and related matters. Non-employee directors also received $200 per day (or partial day) for attendance at education programs and are reimbursed for travel expenses to attend regular board meetings and education programs. Bancorp directors who also serve on the board of West Coast Trust received $300 for each regular meeting of the West Coast Trust board that they attended. The West Coast Trust board chair received an additional $1,000 for the year.

Recent practice has been to grant restricted stock awards and/or stock options to non-employee directors on an annual basis. In 2010, the directors were granted a restricted stock award at the board meeting held in conjunction with our annual meeting of shareholders as reflected in the preceding table.

Proposal 2-Approval of an Amendment to our Articles of Incorporation Relating to a One-For-Five Reverse Stock Split

General

Our Board of Directors believes it is in the best interests of the Company and its shareholders to authorize a reverse stock split of the Company's outstanding Common Stock. The Board is asking shareholders to approve an amendment to the Company's Restated Articles of Incorporation (the "Restated Articles") to provide for a reverse split of our Common Stock at a ratio of one-for-five (the "Reverse Stock Split"). If the proposal is approved by shareholders, our Board will have authority to effect the Reserve Stock Split if and at such time as it determines to be appropriate.

The proposed amendment to the Restated Articles is attached hereto as Appendix A (the "Split Amendment"). If the proposal is approved and the Reverse Stock Split effected, the number of issued and outstanding shares of Common Stock would be reduced by a ratio of one share for every five shares outstanding, and the currently authorized number of shares of our Common Stock would be proportionately reduced to 50 million shares. The relative voting and other rights that accompany shares of Common Stock will not be affected by the Reverse Stock Split, which would become effective upon filing the Split Amendment with the Oregon Secretary of State.

Shareholders do not have the statutory right to dissent and obtain an appraisal of their shares under Oregon law or under the Company's Articles of Incorporation or Bylaws in connection with the proposal to approve Reverse Stock Split.

Purpose

The Board is proposing the Reverse Stock Split in an effort to decrease the number of shares of Common Stock outstanding and increase the market price of its shares. The Board is also seeking to reduce certain administrative burdens and costs relating to the large number of shares that are currently issued and outstanding.

Among the factors considered by the Board in reaching its decision to recommend the Reverse Stock Split, the Board considered the potential effects of having stock that trades at a low price. At the close of the market on March 2, 2011, our stock price was $3.26 per share. For example, certain brokerage firms have internal practices and policies that discourage individual brokers from dealing in stocks trading below a particular dollar level. Further, since the brokerage commissions on stock with a low trading price generally represent a higher percentage of the stock price than commissions on higher priced stock, investors in stocks with a low trading price pay transaction costs (commissions, markups, or markdowns) at a higher percentage of their total share value, which may limit the willingness of individual investors and institutions to purchase the Common Stock. The Board also believes that certain institutional investors, such as mutual funds or pension plans, may have policies or procedures that discourage or prohibit acquisitions of shares priced at less than $5.00 per share. Each of these factors could weaken the market for the Company's Common Stock. At a higher trading price our shares may be more attractive to institutional investors.

Our Board also believes that having a large number of shares outstanding increases administrative burdens and costs.

There can be no assurance that the Reverse Stock split will achieve any of the desired results. There also can be no assurance that the price per share of our Common Stock immediately after the Reverse Stock Split will increase proportionately to the reverse split ratio, or that the increase that does occur will be sustained for any period of time.

Effects of the Reverse Stock Split

To effect the Reverse Stock Split, the Company would file the Split Amendment with the Oregon Secretary of State on any date selected by our Board. Upon filing and without further action on the part of the Company or its shareholders, the shares of Common Stock held by shareholders of record as of the effective time set forth in the Split Amendment would be converted into the right to receive a number of shares of Common Stock issued in accordance with the Restated Articles (the "New Common Stock") calculated based on the reverse split ratio of one-for-five. We will issue cash in lieu of any fractional shares left after effecting the Reverse Stock Split.

As an example, if a shareholder presently holds 100 shares of Common Stock, he or she would hold 20 shares following the Reverse Stock Split. As a second example of a situation resulting in fractional shares, if a shareholder presently holds 124 shares of Common Stock, he or she would hold 24 shares following a one-for-five split and be paid cash for the .8 share that was remaining. No fractional shares or scrip would be issued. Each shareholder who would otherwise be entitled to a fraction of a share would receive a cash payment for such share based on the average closing price of a share of Common Stock on the NASDAQ Global Select Market or other securities trading market on which it is traded for the five trading days immediately preceding the effective date of the Reverse Stock Split. Shares of New Common Stock issued upon completion of the Reverse Stock Split will be fully paid and nonassessable.

All outstanding stock options and convertible securities will be adjusted to reduce the number of shares to be issued upon exercise or conversion of such options or convertible securities, and increase the exercise or conversion price thereof, proportionately. Accordingly, following the Reverse Stock Split, the outstanding Series B Preferred Stock will be convertible into a proportionately fewer number of shares of Common Stock. Also, the Company has 4,140,000 shares authorized for issuance under its 2002 Stock Incentive Plan, as amended (the "Plan") of which 503,833 shares remain available for grant. Under the terms of the Plan, when the reverse split becomes effective, the number of shares reserved for issuance under the Plan will be proportionately decreased as well.

As of the record date for the Annual Meeting, the Company had approximately 1,875 holders of record of the Company's Common Stock (although the Company had significantly more beneficial holders). The Company does not expect the Reverse Stock Split to result in a significant reduction in the number of record holders.

Exchange of Stock Certificates; Fractional Shares

As soon as practicable after the effective time of the Reverse Stock Split, the Company, or its transfer agent, will send a letter to each shareholder of record for use in transmitting certificates representing shares of Common Stock ("old certificates") to the Company's transfer agent, Wells Fargo Shareowner Services (the "Exchange Agent"). The letter of transmittal will contain instructions for the surrender of old certificates to the Exchange Agent in exchange for certificates representing the appropriate number of whole shares of New Common Stock and a cash payment in lieu of any fractional share. No new certificates will be issued to a shareholder until shareholder old certificates are surrendered, together with a properly completed and executed letter of transmittal, to the Exchange Agent.

Shareholders will then receive a new certificate or certificates representing the number of whole shares of New Common Stock into which their shares of Common Stock have been converted as a result of the Reverse Stock Split. Until surrendered, outstanding stock certificates held by shareholders will be deemed for all purposes to represent the number of whole shares of New Common Stock to which such shareholders are entitled as a result of the Reverse Stock Split. Shareholders should not send their old certificates to the Exchange Agent until they have received the letter of transmittal. All expenses of the exchange of certificates will be borne by the Company.

We intend to treat shares held by shareholders in "street name," through a bank, broker or other nominee, in the same manner as shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial or "street name" holders. However, these banks, brokers or other nominees may have different procedures for processing the reverse stock split and making payment for fractional shares. Shareholders holding shares of our common stock with a bank, broker or other nominee should contact their bank, broker or other nominee with any questions in this regard.

Federal Income Tax Consequences

The Company believes that the Reverse Stock Split will qualify as a recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code, in which case a shareholder of the Company who exchanges Common Stock solely for New Common Stock should recognize no gain or loss for federal income tax purposes. A shareholder's aggregate tax basis in his or her shares of New Common Stock received from the Company should remain the same, as should the holding period for the shares, provided all such Common Stock is held as a capital asset. Shareholders who receive cash in lieu of a fractional share will realize capital gain (or loss) in an amount equal to the difference between the amount of cash received and the adjusted basis of the fractional share surrendered, unless the transaction is deemed to be equivalent to a dividend.

This summary is based on federal income tax laws as currently in effect and as presently interpreted and is provided for general information only. This summary is not intended as tax advice to any particular person and does not address any consequences of the Reverse Stock Split under state, local and foreign tax laws. We encourage you to consult your own tax advisor regarding the specific tax consequences of the Reverse Stock Split to you.

Approval Required

Provided that a quorum is present, the Split Amendment will be approved if the number of shares voted in favor of the proposal exceeds the number of shares voted against. Shares that are not represented at the Annual Meeting, shares that abstain from voting on this proposal, and broker non-votes will have no effect on the outcome of the voting on this proposal.

The Company is party to a Written Agreement with the Federal Reserve Bank of San Francisco ("FRB") and the Oregon Department of Consumer and Business Services, Division of Finance & Corporate Services ("DFCS"). Pursuant to the Written Agreement, the Company must also obtain approval from the FRB and DFCS to effect the Reverse Stock Split.

The Board of Directors unanimously recommends that you vote FOR the proposal to approve the amendment to the Company's Restated Articles relating to the Reverse Stock Split (at a ratio of one-for-five).

Proposal 3-Advisory Vote on Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") included a provision that requires publicly traded companies to hold an advisory, or non-binding, shareholder vote to approve or disapprove the compensation of executive officers. Consistent with that requirement, we are conducting an advisory vote on the compensation of the executive officers named in this proxy statement. The compensation of our executive officers is disclosed in this proxy statement under the heading "Executive Compensation" below in accordance with rules and regulations of the SEC.

The Company's philosophy is that executive compensation should align with shareholders' interest, without encouraging excessive and unnecessary risk. This compensation philosophy, and the program structure approved by the Compensation Committee, is central to the Company's ability to attract, retain and motivate individuals who can achieve our goals and provide stability in leadership. Our philosophies and goals with respect to compensation are explained in detail under the subheading "Executive Compensation—Discussion and Analysis of Executive Compensation Programs." A detailed description of compensation actually paid to our named executive officers follows that discussion and analysis.

We are asking for shareholder approval of the compensation of our named executive officers as disclosed in this proxy statement in accordance with SEC rules, which disclosures include the disclosures under "Executive Compensation—Discussion and Analysis of Executive Compensation Programs," the compensation tables that follow and the narrative discussion following each of the compensation tables. This vote is intended to address the overall compensation of our named executive officers and the policies and practices described in this proxy statement.

This vote is advisory and therefore not binding on the Company, the Compensation Committee, or the Board. The Board and the Compensation Committee value the opinions of shareholders and will take into account the outcome of the vote when considering future executive compensation arrangements.

The Board of Directors unanimously recommends that you vote FOR approving the compensation of the Company's named executive officers.

Proposal 4—Advisory Vote on the Frequency of Holding Future Advisory Votes on Executive Compensation

The Dodd-Frank Act also included a provision providing shareholders the opportunity to vote, on an advisory, or non-binding, basis, on how frequently they would like companies to hold an advisory vote on the compensation of executive officers in the manner done in Proposal 2 above. When voting, shareholders may indicate whether they would prefer an advisory vote on named executive officer compensation once every one, two, or three years, or they may abstain from the vote. In accordance with this requirement of the Dodd-Frank Act, we are holding an advisory vote on the frequency of future shareholder advisory votes on our executive compensation program.

After consideration of the frequency alternatives, the Board believes that conducting an advisory vote on executive compensation "every three years" is appropriate for the Company and its shareholders at this time. Shareholders who have concerns about executive compensation during the interval between "say on pay" votes are welcome to bring their specific concerns to the attention of the Board. Please refer to "Shareholder Communications to the Board" in this Proxy Statement for information about communicating with the Board.

Shareholders are not being asked to approve or disapprove the Board's recommendation. Instead, our Board is providing a recommendation, but you are being asked to choose one of four options regarding this proposal, as reflected in the proxy card. You may vote for us to hold advisory votes on our compensation every one, two or three years, or you may abstain from voting on the matter.

The Board of Directors recommends that you vote FOR the option of "every three years" for future advisory votes on executive compensation.

Proposal 5—Ratification of Selection of Independent Registered Public Accountants

The Audit Committee has selected Deloitte & Touche LLP as the Company's independent registered public accountants for the fiscal year ending December 31, 2011. Although the selection of independent auditors is not required to be submitted to a vote of the shareholders by the Company's charter documents or applicable law, the Board has decided to ask the shareholders to ratify the selection. If the shareholders do not approve the selection of Deloitte & Touche LLP, the Board will ask the Audit Committee to reconsider its recommendation.

Provided that a quorum is present, the selection of Deloitte & Touche LLP as the Company's independent auditors will be ratified if the votes cast in favor of the proposal exceed the votes cast against it at the Annual Meeting. Shares that are not represented at the meeting, shares that abstain from voting on this proposal, and broker non-votes will have no effect on the outcome of the rating on this proposal.

The Board of Directors recommends that you vote FOR ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2011.

MATTERS RELATED TO OUR AUDITORS

Auditors for Fiscal Year Ended December 31, 2010

Deloitte & Touche LLP, our independent registered public accountants, performed audits of our consolidated financial statements for 2010 and our management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2010. A representative of Deloitte & Touche LLP will be present at the Annual Meeting and available to respond to appropriate questions. The representative will have the opportunity to make a statement at the annual meeting if he or she so desires.

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth the aggregate fees paid to Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche"), for the years ended December 31, 2010, and December 31, 2009:

Description	Year Ended December 31, 2010 Amount Paid	Year Ended December 31, 2009 Amount Paid
Audit Fees (1)	$821,116	$848,850
Audit-Related Fees (2)	19,825	18,500
Tax Fees (3)	183,431	391,528
All Other Fees	0	0

(1) Fees for audit services consist of:
- Audit of the Company's annual financial statements;
- Reviews related to obligations under the Federal Deposit Insurance Corporation Improvement Act;
- Reviews in connection with quarterly reports filed with the SEC;
- Includes approximately $130,000 in 2010 and approximately $130,000 in 2009 for preparation of internal control reports and related attestation services; and
- Other SEC-related work such as consents and other services.

(2) Fees for audit-related services consist of benefit plan audits.

(3) Fees for tax services consist of tax compliance services, including federal, state, and local tax preparation services and advice, and tax planning.

The Audit Committee has adopted pre-approval policies and procedures for pre-approving work to be performed by Deloitte & Touche. Under Bancorp's pre-approval policy, the Audit Committee must pre-approve all audit and permitted non-audit services to be performed by our independent auditors. All services performed by Deloitte & Touche during 2010 were pre-approved by the Audit Committee.

The Audit Committee has pre-approved the use of Deloitte & Touche for certain audit services and specific types of services characterized as audit-related and tax services. These categories include with respect to audit services, attestation services, services associated with SEC registration statements, and consultations with management relating to accounting disclosure of transactions or events. With respect to audit-related and tax services, these categories include due diligence and audit services relating to potential mergers and acquisitions, benefit plan audits, internal control reviews, consultations relating to disclosure treatment of transactions, tax preparation services, and tax planning and advice. For each category of services, the Audit Committee has set dollar limits on the amount of services that may be provided and has required that management or the auditors report back to the committee from time to time to inform members of services actually provided and costs therefor. The Audit Committee has delegated to the chair of the Audit Committee the authority to consider and pre-approve any management or other request for additional services to be performed by Deloitte & Touche.

Report of Audit Committee

In discharging its responsibilities, the Audit Committee:

- Reviewed and held discussions with management and Deloitte & Touche relating to the Company's financial statements, internal control, the audit and financial reporting by Bancorp generally;
- Discussed and reviewed with Deloitte & Touche all matters the firm was required to communicate to and discuss with the Audit Committee under applicable standards, including those described in Statement on Auditing Standards No. 61, as amended; and
- Received from Deloitte & Touche the written disclosures and letter required by the Public Company Accounting Oversight Board regarding communication with the Audit Committee concerning independence and discussed with Deloitte & Touche its independence.

Based on the Audit Committee's review of the audited consolidated financial statements and the various discussions with management and the independent accountants described above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

Audit Committee Members

The 2010 Audit Committee members were Dr. Wilgenbusch (Chair), Mr. Ankeny, and Mr. McDougall.

OTHER BUSINESS

The Board knows of no other matters to be brought before the shareholders at the Annual Meeting. In the event other matters are presented for a vote at the Annual Meeting, the proxy holders will vote shares represented by properly executed proxies in their discretion in accordance with their judgment on such matters.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Stock Ownership Table

The following table shows beneficial ownership as of February 1, 2011, of Bancorp common stock beneficially owned by our current directors and nominees for director, the executive officers named in the summary compensation table, shareholders known to us to beneficially own more than 5% of our common stock, and all executive officers and directors of Bancorp as a group. No officer or director beneficially owns any shares of Series B Preferred Stock. Beneficial ownership includes shares currently owned, shares that a person has a right to vote or transfer, and any shares that a person has a right to acquire within 60 days. To our knowledge, none of the listed shares have been pledged as collateral for loans or other indebtedness. Except as noted below, each holder has sole voting and investment power with respect to listed shares. At February 1, 2011, Bancorp had 96,527,772 shares outstanding.

Name and Address	Number of Common Shares Beneficially Owned (1)(2)(3)(4)	Percent of Common (5)
5% or Greater Owners of Voting Securities		
MFP Partners, L.P. 25th Floor 667 Madison Avenue New York, NY 10065	8,535,000 (6)	8.83%
GF Financial, LLC 1271 Avenue of the Americas New York, NY 10020	7,285,000 (7)	7.54%

Name	Number of Common Shares Beneficially Owned (1)(2)(3)(4)	Percent of Common (5)
Officers, Directors, and Nominees for Director		
Common Stock		
Lloyd D. Ankeny	187,785	*
James D. Bygland	68,491(8)	*
Anders Giltvedt	187,140	*
Sam Levinson	0	*
Duane C. McDougall	47,281	*
Xandra McKeown	73,551	*
Steven J. Oliva	243,113	*
John T. Pietrzak	6,135	*
Hadley S. Robbins	62,469	*
Steven N. Spence	65,682 (9)	*
Robert D. Sznewajs	567,877(10)	*
Nancy Wilgenbusch	43,309	*
All directors and executive officers as a group (12 persons)	1,552,833	1.61%

*Represents less than 1% of our outstanding common stock.

(1) Share amounts include shares subject to stock options currently exercisable or exerciseable within 60 days after February 1, 2011, as follows: Lloyd D. Ankeny, 23,450 shares; James D. Bygland, 29,292 shares; Anders Giltvedt, 73,503 shares; Sam Levinson, 0 shares, Duane C. McDougall, 20,450 shares; Xandra McKeown, 22,802 shares; Steven J. Oliva, 20,450 shares; John T. Pietrzak, 0 shares; Hadley Robbins, 14,352 shares; Steven N. Spence, 13,050 shares; Robert D. Sznewajs, 200,238 shares; Nancy Wilgenbusch, 20,450 shares; and by all directors and executive officers as a group, 438,037 shares.

(2) Share amounts include shares held under deferred compensation plans as to which participants have shared voting and dispositive power as follows: Lloyd D. Ankeny, 1,724 shares; James D. Bygland, 643 shares; Duane C. McDougall, 2,565 shares; Xandra McKeown, 144 shares; Steven J. Oliva, 20,900 shares; Steven N. Spence, 1,375 shares; and Nancy Wilgenbusch, 2,708 shares.

(3) Share amounts include restricted shares which, although not fully vested, possess full voting rights, as follows: James D. Bygland, 20,779 shares; Anders Giltvedt, 49,307 shares; Xandra McKeown, 36,807 shares; Hadley Robbins, 36,506 shares; and Robert D. Sznewajs, 174,263 shares; and by all directors and executive officers as a group, 359,887 shares.

(4) Share amounts include the following shares held in accounts under Bancorp's 401(k) Plan: James D. Bygland, 10,632 shares; Anders Giltvedt, 1 share; Xandra McKeown, 1,420 shares; Robert D. Sznewajs, 1,484 shares; and by all directors and executive officers as a group, 13,537 shares.

(5) Calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934 (the "Exchange Act").

(6) Based on information contained in the Schedule 13G jointly filed February 4, 2010, by MFP Partners, L.P ("Partners"), MFP Investors LLC, the general partner of Partners ("Investors"), and Michael Price, managing partner of Partners ("Price"). The Schedule 13G indicates Partners, Investors, and Price share voting and dispositive power with respect to the listed shares. Partners also beneficially owns (i) 8,732 shares of Series B Preferred Stock, which is convertible into 439,100 shares of common stock following transfer to third parties in a widely dispersed offering and (ii) a Class C Warrant, which is exercisable to purchase 75,000 shares of Series B Preferred Stock, which are convertible into 3,750,000 shares of common stock following transfer to third parties in a widely dispersed offering. Since

Partners does not have the right to acquire these shares of common stock and will not have voting or dispositive power of such shares of common stock, the underlying shares of common stock are not included in the amount reported.

(7) Based on information contained in the Schedule 13D jointly filed February 1, 2010, by GFF Financial, LLC ("GFF"), Diaco Investments, L.P., 90% owner and manager member of GFF ("Diaco"), Signet, L.L.C., general partner of Diaco ("Signet"), and Simon Glick, managing member of Signet. The Schedule 13D indicates that GFF may be deemed to be the beneficial owner of the shares and that GFF, Diaco, Signet and Mr. Glick may be deemed to share voting and dispositive power with respect to the listed shares. GFF also directly owns: (i) 8,782 shares of Series B Preferred Stock, which is convertible into 439,100 shares of common stock following transfer to unaffiliated third parties in a widely dispersed offering and (ii) a Class C Warrant, which is exercisable for 55,000 shares of Series B Preferred Stock that would be convertible into 2,750,000 shares of common stock following transfer to unaffiliated third parties in a widely dispersed offering. Since GFF does not have the right to acquire these shares of common stock and will have no voting or dispositive power over such common stock, those underlying shares of common stock are not included in the amount reported.

(8) Share amounts include 60 shares owned by Mr. Bygland's stepson. Mr. Bygland disclaims any beneficial ownership of these shares.

(9) Share amounts include 5,272 shares owned by Mr. Spence's spouse. Mr. Spence disclaims any beneficial ownership of these shares.

(10) Share amounts include 269 shares owned by Mr. Sznewajs' spouse. Mr. Sznewajs disclaims any beneficial ownership of these shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Section 16(a)"), requires that all of our executive officers and directors and all persons who beneficially own more than 10% of our common stock ("reporting persons") file reports with the SEC with respect to beneficial ownership of Bancorp common stock. We have adopted procedures to assist our directors and executive officers in complying with the Section 16(a) filing requirements.

We believe that all executive officers and directors, except for Dr. Nancy A. Wilgenbusch, made all filings required by Section 16(a) on a timely basis during 2010, based solely upon our review of the copies of filings that we received with respect to the year ended December 31, 2010, and written representations from reporting persons. Dr. Wilgenbusch purchased shares of the Company's stock in April 2008. In 2010 the Company learned of this purchase and a Form 4, indicating a purchase of 1,000 shares of the Company's stock, was filed April 12, 2010. It was then determined that Dr. Wilgenbusch had actually purchased 2,000 shares of Company stock and an amended From 4 was filed May 6, 2010 to correct the first Form 4.

MANAGEMENT

Information with respect to our executive management team, other than Mr. Sznewajs, appears below. Information relating to Mr. Sznewajs, who is also a director, can be found under "Proposal 1—Election of Directors." Each of the executive officers listed below serves in the position listed at both Bancorp and the Bank.

David C. Bouc, 55	Mr. Bouc joined the Company in July 2010 and has served as Executive Vice President and Secretary since September, 2010 and General Counsel since February, 2011. From 2009 though his employment with the Company he served as a regulatory consultant. Prior to that, he was employed by HSBC Finance Corporation, most recently as Deputy General Counsel, for more than 20 years where his practice focused on corporate and financial institutions matters, and litigation.
James D. Bygland, 49	Mr. Bygland has served as Executive Vice President and Chief Information Officer for more than five years.
Anders Giltvedt, 51	Mr. Giltvedt has served as Executive Vice President and Chief Financial Officer for more than five years.
Kevin McClung, 41	Mr. McClung has served as Controller and Principal Accounting Officer for more than five years and is presently a Senior Vice President.
Xandra McKeown, 52	Ms. McKeown has served as Executive Vice President and Manager of the Commercial Banking Group for more than five years.
Hadley S. Robbins, 53	Mr. Robbins has served as Executive Vice President and Chief Credit Officer since April 2007. Mr. Robbins previously served as a regional business banking manager and in other positions at Wells Fargo & Company, from October 2003 until joining Bancorp.
Cynthia J. Sparacio, 58	Ms. Sparacio has served as Executive Vice President and Director of Human Resources for more than five years.

EXECUTIVE COMPENSATION

Discussion and Analysis of Executive Compensation Programs

As part of our discussion of executive compensation in this proxy statement, we provide summaries of and derive examples from various plans and agreements, such as employment agreements, change in control agreements, equity incentive plans, and supplemental executive retirement agreements, that are complicated legal documents. For additional information regarding these legal documents, we refer you to the complete documents as they have been incorporated into our Annual Report on Form 10-K for the year ended December 31, 2010. Our annual report has been filed with the SEC and is available on its website at www.sec.gov. The Exhibit Index in our annual report directs you to where each of the exhibits incorporated into our annual report, including all agreements with our named executive officers, can be found. All of these documents can be obtained on the SEC website. All summaries or examples derived from these documents that are included in this proxy statement are qualified in their entirety by reference to the actual legal documents.

Objectives and Basis for Compensation. The objectives of our compensation program for named executive officers are to attract, retain, motivate and reward highly qualified executives. As a general practice, the Compensation Committee targets total compensation of each named executive at the 50th to

65th percentile of the total compensation of executives holding similar positions at similarly situated bank holding companies, as modified upward or downward by the following factors:

- length of time in the position,
- scope of job responsibilities,
- current and long term job performance and potential for advancement,
- competitive market conditions for individuals holding similar positions, and
- the annual and longer term performance of our company.

Total executive compensation may also be affected by decisions to pay higher levels of compensation in order to attract superior executive talent in critical functions or to provide additional compensation outside of the normal annual review cycle to address retention issues.

To assist the Compensation Committee in achieving the objectives of our compensation programs for executive officers, the committee has on a periodic basis retained the services of a consultant to conduct surveys and provide reports, updates and related advice to the committee regarding compensation paid to executive officers at similarly situated bank holding companies that hold positions similar to those of our named executive officers. In 2010, the committee retained McLagan (the "Consultant"), an AON-Hewitt company, (formerly Amalfi Consulting through December 2010) , to provide such services. The Consultant provided the committee with a report regarding executive compensation based on information derived from a banking and financial industry compensation survey and a customized survey of a peer group composed of the bank holding companies listed beginning on page 30 below ("the peer group").

The Compensation Committee periodically compares the total annual compensation of each named executive to the total annual compensation of executives holding comparable positions at similarly situated bank holding companies. For the purpose of such comparisons, the committee considers base salary, annual bonus, and the value of stock options and restricted stock grants. The committee focuses primarily on total annual compensation rather than the various individual elements of compensation because total annual compensation is generally most important to executives. Further, focusing on total annual compensation allows us more flexibility to provide forms of compensation that are tailored to meet our goals and the particular executive's needs and wishes, either at the time of hire or later in the employment relationship. The Compensation Committee does not focus on supplemental executive retirement plans, life insurance, change in control agreements, and other compensation elements in its comparisons because it does not believe such comparisons are particularly meaningful, it is difficult to assign a value to certain elements, and it is not believed to be industry practice to do so.

According to information provided by our Consultant, the 2010 total annual compensation of each of our named executive officers is at the following percentile of the peer group: Mr. Sznewajs: 61st percentile; Mr. Giltvedt: 46th percentile; Ms. McKeown: 41st percentile; Mr. Robbins: 46th percentile; and Mr. Bygland: 7th percentile. The 2010 retention awards discussed on page 27 are not included in the peer group comparison since the executive officers must be employed on the date of payout in 2011 and 2012.

Based on our review of the compensation arrangements discussed below, and our assessments of individual and corporate performance, we believe our executive compensation levels and the design of our executive compensation programs are effective.

Goals. The compensation program and its various elements are designed to reward a combination of individual, department and/or corporate performance. How the various elements of the compensation program are designed to reward such performance is explained more fully below.

Elements of Compensation. The primary elements of our compensation program for named executive officers are base salary, annual bonus, stock options, restricted stock, supplemental executive retirement plans, life insurance, change in control agreements, deferred compensation plans, retention awards, and an employment contract with the President & CEO. In addition, named executive officers are eligible to receive other benefits that are generally available to all employees on a non-discriminatory basis, such as participation in and matching contributions under our 401(k) plan, vacations, and medical, dental, life, disability, and long term care insurance.

Base Salaries. Base salaries of named executive officers were not adjusted as of January 1, 2008, 2009 or 2010 due to the Company's financial performance. Base salaries for 2010 were at the following percentiles of the peer group: Mr. Sznewajs 34th percentile, Mr. Giltvedt 21st percentile, Ms. McKeown 44th percentile, Mr. Robbins 50th percentile, and Mr. Bygland 8th percentile.

Effective January 1, 2011, base salaries for Messrs. Sznewajs, Giltvedt, and Robbins and Ms. McKeown were increased as follows:

Name	2010 Base Salary	2011 Base Salary (1)	% Increase	Basis for Increase
Robert D. Sznewajs	$360,000	$420,000	17%	To move his base salary closer to the 50th percentile of the peer group, to reward him for his contribution to the improved performance of the Company, and to off-set, in part, his forfeiture of any future stock awards pursuant to the terms of his Employment Agreement.
Anders Giltvedt	$200,000	206,000	3%	To reward him for his contributions to the improved performance of the Company and for progress in achieving his performance goals.
Hadley S. Robbins	$200,000	206,000	3%	To reward him for his contributions to the improved performance of the Company and for progress in achieving his performance goals.
Xandra McKeown	$200,000	206,000	3%	To reward her for her contributions to the improved performance of the Company and for progress in achieving her performance goals.

(1) The 2011 Base Salary does not include the amount of the retention award that Anders Giltvedt, Hadley S. Robbins and Xandra McKeown may receive in 2011.

Also, as of January 1, 2010, our Board determined that Mr. Bygland was no longer serving in a policy making position.

As described in greater detail below, an increase in the base salary of a named executive officer also results in an increase in such officer's targeted annual bonus and benefit levels under the supplemental executive retirement and change in control agreements applicable to him or her and may also lead to increases in the number of stock options and restricted shares granted to such person.

Annual Bonuses. In light of lower than expected corporate performance, annual bonuses have not been paid to Mr. Sznewajs since the 2006 performance year and to other named executives since the 2007 performance year. Although no annual bonuses have been paid recently, this section describes the structure of Bancorp's annual bonus program.

Annual bonuses allow named executives to earn additional annual cash compensation if performance goals and certain objective and subjective criteria are satisfied. The bonus paid each named executive officer is a function of the executive's bonus opportunity, the achievement of individual, department and/or corporate performance goals, and the Compensation Committee's discretion.

The bonus opportunity of each named executive is a percentage of his or her base salary and, except in the case of our CEO, is proposed by the President and CEO and reviewed and approved annually by the Compensation Committee. For example, an executive with a base salary of $200,000 and a bonus opportunity of 50% has an opportunity to earn a bonus of $100,000, subject to achievement of individual, department and Company performance goals and to the discretion of the Compensation Committee. The bonus paid may be more or less than the amount of the bonus opportunity. This structure gives the Compensation Committee latitude to weigh factors it considers important when considering executive bonuses, including subjective factors.

The bonus opportunity and the percentage of that opportunity that is allocated between individual, department and corporate goals for each named executive is as follows:

		Percent of Bonus Opportunity Allocated to Achievement of	
	Bonus Opportunity*	**Individual and Department Goals**	**Corporate Goals**
Robert D. Sznewajs	50% (1)	0%	100%
Anders Giltvedt	60%	25%	75%
Xandra McKeown	50%	50%	50%
Hadley S. Robbins	50%	50%	50%
James D. Bygland	30%	50%	50%

*As a percentage of base salary.

(1) Under the employment agreement with Mr. Sznewajs effective on January 1, 2011. Under Mr. Sznewajs' prior employment agreement his Bonus Opportunity was 100%.

Our primary long-term corporate goals in prior years have been to maintain a 10% or greater year-over-year growth in earnings per share and a 15% or greater return on average equity, tangible. All of these goals have been adjusted due to the severe economic conditions over the past several years. The Company did not achieve its historic long term corporate goals in 2010 or the past several years. Over the past year significant time has been spent raising additional capital, retaining customers and employees, reducing non-performing assets and reducing certain operating expenses to control costs.

During 2010 the Company successfully raised capital, made significant progress towards consistently reducing non-performing assets, had a high retention rate of both customers and key employees, and reduced certain operating expense. Although progress was made in achieving these goals, the Committee determined that each named executive should receive 0% for both the corporate goals part and the individual/ department part of his/her bonus opportunity in 2010.

The individual and department performance goals of each named executive officer differed. Mr. Sznewajs had no individual or department goals. The individual and department performance goals of each of our named executives were as follows:

Officer	Performance Goal Areas
Anders Giltvedt	Financial reporting, corporate risk management, compliance and audit, asset/liability and capital management, corporate projects and quality of reporting to our Board and its Audit & Compliance Committee.
Xandra McKeown	Origination and sale of certain commercial, industrial and real estate loans, deposit gathering and related products, cross-sales, reduction in non-performing assets, and customer retention and satisfaction.
Hadley S. Robbins	Credit quality, loan losses, reduction in non-performing assets, enhancing credit administration practices, and quality of reporting to our Board and its Loan, Investment & Asset/Liability Committee.
James D. Bygland	Systems maintenance (including operational accuracy) and systems development (including new products and services).

The foregoing goals are general rather than specific. All named executives also have department goals relating to employee satisfaction.

In light of the Committee's determination that no annual bonuses should be paid due to Bancorp's lower than expected financial performance, achievement of individual and department goals became irrelevant for purposes of determining annual bonuses.

2010 Retention Awards. In May 2010, in consideration of the challenges confronting the Company, retention awards were granted to retain key employees to reward them for their efforts in raising capital, reducing non-performing assets, controlling operating expenses and retaining customers and employees during 2010. To earn the full award, each employee must stay with the Company through May 1, 2012.

Name	Payable May 1, 2011	Payable May 1, 2012
Anders Giltvedt	$60,000	$60,000
Hadley S. Robbins	$50,000	$50,000
Xandra McKeown	$50,000	$50,000
James D. Bygland	$22,500	$22,500

Mr. Sznewajs did not receive a retention award in 2010.

Restricted Stock and Stock Options. Restricted stock and stock options provide the Compensation Committee with important tools to attract, retain, motivate and reward named executive officers and to further align the interests of management with those of our shareholders. Restricted stock and stock option awards are designed to strengthen the mutuality of interests between Bancorp's shareholders and named executive officers by providing a portion of annual compensation in a form that gives the executive a proprietary interest in pursuing the long-term growth, profitability, and financial success of Bancorp. Stock option grants provide an additional incentive for named executive officers to build shareholder value since recipients only receive value from the grants if the price of our stock appreciates.

In 2010, restricted stock was granted to Mr. Sznewajs that vests 33% each year for three years and to Mr. Giltvedt, Ms. McKeown, Mr. Robbins and Mr. Bygland that vests 25% each year for four years. The vesting period helps retain named executive officers and is generally consistent with industry practice. We chose to grant restricted stock to encourage long-term shareholder value vs. motivation on stock price increases only.

The number of shares granted to each named executive was determined based on individual performance, the executive's potential, and a formula that takes into account the total number of shares being granted to all employees (as determined by total dollars available for all such grants), the executive's salary, and a multiplier based on the executive's job grade.

Supplemental Executive Retirement Plans. The Compensation Committee approved entry into supplemental executive retirement agreements ("SERPs") with Mr. Sznewajs (restated January 2011), Mr. Giltvedt, Ms. McKeown, and Mr. Bygland in 2003, and with Mr. Robbins in 2007. The SERPs were implemented to help retain key executives and remain competitive with others in our peer group. In a report provided by our Consultant in 2003, it was reported that 14 of the 19 bank holding companies in our peer group at the time provided SERPs to one or more executive officers. Information provided by our Consultant indicated that benefits to be provided to named executives under the SERPs would, with respect to percentage of base salary and payout periods, be in the mid-range of benefits provided by companies in our peer group at the time.

The SERPs, as amended in 2005, tie the benefit provided to a percentage of final base salary. All named executives have elected to receive their SERP benefits in a lump sum payment rather than in a fiscal payment over 15 years, except that Mr. Giltvedt has elected a lump sum only in the event of benefits triggered by death. Each SERP includes non-compete and non-solicitation provisions. For more detailed discussion of the SERPs, see the discussion in this section below under the subheading "Pension Benefits for 2010."

Life Insurance. In 2003, we purchased bank-owned life insurance for Mr. Sznewajs, Mr. Giltvedt, Ms. McKeown, and Mr. Bygland and others to help recover the costs of projected employee benefits, provide key executives with another element of a comprehensive and competitive compensation package, reward those persons for past and future services, and encourage them to continue employment with us. In 2007, we purchased a term life insurance policy for Mr. Robbins. Life insurance benefits under the policies are $300,000 for Mr. Sznewajs and $200,000 for each other named executive officer. Additional life insurance coverage is provided under policies available to all employees.

Change In Control Agreements. The Compensation Committee approved entry into change in control agreements ("CIC's") for Mr. Sznewajs, Mr. Giltvedt, Ms. McKeown, and Mr. Bygland in 2003 and Mr. Robbins in 2007. The CICs were implemented to help us retain the executives (particularly after a change in control has been proposed) and remain competitive with others in our peer group and in our market.

Benefits under the CICs are payable to each named executive officer upon the occurrence of events described in the CICs. Those events require both a change in control (as defined in the CIC) and a termination of the employment of the named executive officer (i.e., a double trigger). CICs provided by some other companies provide executives with benefits solely upon the occurrence of a change in control (i.e., a single trigger). We believe our approach is more reasonable and reflective of our intent to compensate the executive in the event of a termination of employment.

For a more detailed discussion of the terms and conditions of the CICs, see the discussion in this section below under the subheading "Potential Payments Upon Termination or Change in Control."

Deferred Compensation Plan. We maintain an executive officers' deferred compensation plan which permits each named executive officer and others to defer all or part of his or her base salary, annual incentive bonuses, and commissions under the plan on a tax-deferred basis. The plan provides us with an additional opportunity to attract and retain senior officers by providing them with a tax-advantaged investment vehicle at a very nominal cost to us. We do not make contributions to the plan or pay or guarantee earnings to participants.

An amount equal to participant deferrals is placed in a "rabbi" trust that is subject to the claims of our creditors. Plan participants have a number of investment options, including Bancorp stock. The return on contributions enjoyed by each participant depends on the return on the investments which the participant selects. Participants are fully vested in their plan benefits at all times. For more detailed discussion of the deferred compensation plan, see the discussion in this section below under the subheading "Nonqualified Deferred Compensation for 2010."

Employment Contract with the CEO. We entered into a new employment agreement with Mr. Sznewajs that became effective on January 1, 2011 (the "2011 Employment Agreement") and continues for a three-year term that ends December 31, 2013. This agreement became effective immediately following the end of the term of our previous three-year agreement with Mr. Sznewajs, which expired on December 31, 2010 (the "2010 Employment Agreement"). Both agreements are consistent with the objectives of our compensation program to attract, retain, motivate and reward highly qualified executives. For more detailed discussion of the terms and conditions of the 2011 Employment Agreement, see the tables and related discussion below under the subheading "Potential Payments Upon Termination or Change in Control."

Under Mr. Sznewajs's employment agreement, which expired December 31, 2010, Mr. Sznewajs was entitled to receive an annual base salary of $360,000 and an annual cash bonus opportunity of 100% of his annual base salary. Under Mr. Sznewajs current employment agreement, which expires December 31, 2013, Mr. Sznewajs is entitled to receive an annual base salary of $420,000, subject to upward adjustment only based on reviews to occur annually and an annual cash bonus opportunity of 50% of his annual base salary. In addition, Mr. Sznewajs will not receive any stock option or restricted stock awards during the term of his employment agreement. Mr. Sznewajs is also entitled to participate in all pension, welfare and insurance benefit plans or programs, and such fringe benefits as are available to other senior executives.

Role of Executive Officers. The base salaries, bonus payments, and restricted shares granted to Mr. Giltvedt, Ms. McKeown, Mr. Robbins, and Mr. Bygland were recommended to the Compensation Committee by our CEO and Executive Vice President of Human Resources and approved by the committee. The recommendations were reviewed with the Compensation Committee chair in advance of deliberations and action by the committee as a whole. Our CEO and Executive Vice President of Human Resources were present during the Compensation Committee's deliberations and approval process. The base salary, bonus payment, and restricted shares granted to Mr. Sznewajs were approved by the Compensation Committee in executive session.

Compensation Recovery and Forfeiture Policies. We maintain the following provisions regarding the recovery, adjustment and forfeiture of compensation paid or due to named executive officers:

Forfeiture of Equity Awards. The 2002 Plan provides that, in the event the employment of any holder of an option is terminated for cause, stock options of such holder, whether vested or unvested, will terminate. Termination "for cause" is defined as either conviction for committing a felony or willful and deliberate failure to perform job duties. Restricted stock that has not yet vested will also be forfeited upon any "for cause" termination. These provisions serve to protect our intellectual and human capital and help ensure that our executives act in the best interest of our company and its stockholders.

Forfeiture and Recoupment Benefits. Each SERP applicable to our named executive officers provides that the executive will forfeit any benefits upon any termination of employment "for cause." An explanation of what constitutes "for cause" may be found in the discussion in this section below under the subheading "Potential Payments Upon Termination or Change in Control." Each agreement also provides that, if the non-competition or non-solicitation provisions of the agreement are violated, any payments made after the date of breach must be repaid and any remaining unpaid benefits will be forfeited.

Recoupment of Annual Bonuses and Stock Gains. The Sarbanes-Oxley Act of 2002 provides that if a company is required to restate its financials due to material non-compliance with reporting requirements, the chief executive officer and chief financial officer must reimburse the company for (1) any bonus or other incentive- or equity-based compensation received during the 12 months following the first public release of later-restated financials, and (2) any profits from the sale of securities during those 12 months.

Stock Ownership Policy Guidelines. We established the following policy and recommended guidelines regarding minimum ownership of Bancorp stock by our named executive officers:

Position:	Number of Shares:
Chief Executive Officer	90,000
Chief Financial Officer	38,500
Chief Credit Officer	22,500
Business Banking Manager	22,500
Chief Information Officer	22,500

Named executive officers are expected to achieve the indicated share ownership within three to five years of becoming an executive. Shares subject to stock options, whether vested or unvested, are considered owned for purposes of our stock ownership policy. During 2010, all named officers were in compliance with the policy.

Accounting and Tax Treatments. Provisions of the Internal Revenue Code limit the deductibility of compensation in excess of $1 million, unless the compensation is "performance-based compensation" or qualifies under certain other exceptions. The Compensation Committee strives to qualify executive compensation for deductibility to the extent consistent with the best interests of our company, but deductibility is not the sole factor used by the committee in ascertaining appropriate levels or modes of compensation.

Bank Holding Company Peer Group. The Consultant's 2010 report provided compensation-related information regarding the bank holding companies listed below (the "peer group"). Data is current as of June 30, 2010.

	Company Name	Ticker	State	Total Assets MRQ ($000)	ROAA YTD (%)	ROAE YTD (%)
1	CVB Financial Corp.	CVBF	CA	6,860,396	1.03	10.68
2	Glacier Bancorp Inc.	GBCI	MT	6,294,836	0.75	5.97
3	Western Alliance Bancorp	WAL	NV	5,959,479	0.05	0.55
4	PacWest Bancorp	PACW	CA	5,153,682	-2.22	-23.46
5	Westamerica Bancorp.	WABC	CA	4,727,086	1.98	18.38
6	Banner Corp.	BANR	WA	4,701,606	-0.28	-3.15
7	Columbia Banking Sys.	COLB	WA	4,289,115	0.63	4.23
8	Wilshire Bancorp Inc.	WIBC	CA	3,437,094	-0.02	-0.25
9	Nara Bancorp Inc.	NARA	CA	2,901,065	-1.21	-9.96
10	CoBiz Financial Inc.	COBZ	CO	2,458,079	-0.68	-7.22
11	Center Financial Corp.	CLFC	CA	2,275,143	0.92	7.88
12	TriCo Bancshares	TCBK	CA	2,224,645	0.26	2.82
13	Guaranty Bancorp	GBNK	CO	1,983,798	-0.61	-6.43
14	First California Fin'l Grp.	FCAL	CA	1,452,999	0.04	0.29
15	Sierra Bancorp	BSRR	CA	1,328,306	0.74	7.11
16	Heritage Commerce Corp.	HTBK	CA	1,303,760	-8.67	-66.16
17	Bank of Marin Bancorp	BMRC	CA	1,185,536	1.08	11.15
18	Pacific Continental Corp.	PCBK	OR	1,175,420	0.46	3.24
19	Pacific Mercantile Bncp.	PMBC	CA	1,148,489	-1.99	-30.94
	Average			**3,203,186**	**-0.41**	**-3.96**
	25th Percentile			**1,390,653**	**-0.65**	**-6.83**
	50th Percentile			**2,458,079**	**0.05**	**0.55**
	75th Percentile			**4,714,346**	**0.75**	**6.54**
	West Coast Bancorp	WCBO	OR	2,505,486	-0.36	-3.68
	Percent Rank			**51%**	**32%**	**32%**

The Consultant's 2010 report included information regarding base salary, bonus, value of awarded stock options, value of restricted stock awards, and certain other compensation derived from various sources, including the proxy statements, of members of the peer group. The peer group used in the Consultant's 2010 report was jointly selected by the Compensation Committee, management and the Consultant.

Executive Compensation Disclosures.

Summary Compensation Table. The following table summarizes the various elements of compensation paid to or earned by our chief executive officer, chief financial officer and other three most highly compensated executive officers during 2008, 2009, and 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards (1) ($)	Option Awards (2) ($)	Non-Equity Incentive Plan Compen-sation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3) ($)	All Other Compensation (4) ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert D. Sznewajs, President and Chief Executive Officer	2010 2009 2008	$360,000 360,000 360,000	$0 0 0	$503,999 0 258,964	$0 19,572 76,324	$0 0 0	$6,892 27,148 37,267	$0 825 13,395	$870,891 407,545 745,856
Anders Giltvedt, EVP/Chief Financial Officer	2010 2009 2008	$200,000 200,000 200,000	$0 0 0	$132,216 0 131,529	$0 5,326 20,595	$0 0 0	$40,736 39,812 38,836	$0 320 4,254	$372,952 245,458 395,189
Xandra McKeown, EVP/Business Banking	2010 2009 2008	$200,000 200,000 200,000	$0 0 0	$100,000 0 84,354	$0 4,509 11,014	$0 0 0	$44,230 43,321 42,325	$0 217 2,746	$344,230 248,047 340,425
Hadley S. Robbins, EVP/Chief Credit Officer	2010 2009 2008	$200,000 200,000 200,000	$0 0 0	$100,000 0 84,354	$0 4,509 11,014	$0 0 0	$54,578 53,229 51,796	$0 203 2,157	$354,578 257,941 349,307
James D. Bygland, EVP/Chief Information Officer	2010 2009 2008	$150,000 150,000 150,000	$0 0 0	$60,000 0 35,420	$0 3,692 5,507	$0 0 0	$26,712 26,060 25,389	$0 96 1,322	$236,712 179,848 216,631

(1) The dollar amounts in column (e) reflect the grant date fair value using the closing price of the stock on the grant date, with the exception that the value of one 2008 award to each named executive officer subject to a performance condition are based on probable outcome with respect to satisfaction of the performance condition, consistent with the recognition criteria in FASB ASC Topic 718 (excluding the effect of estimated forfeiture). The 2008 award is subject to the price of Bancorp stock reaching $23.57 for a period of 20 consecutive business days on or before April 22, 2012 and has been assigned a value of $8.16 per share. Additional details regarding restricted stock awards under the 2002 Plan are described in the tables below under the headings "Grants of Plan-Based Awards for 2010" and "Outstanding Equity Awards at Fiscal Year-End 2010."

(2) The dollar amounts in column (f) reflect grant date fair value estimated on the grant date using the Black-Sholes option pricing model in accordance with FASB ASC Topic 718. Additional details regarding stock options granted under the 2002 Plan are described in the tables below under the headings "Grants of Plan-Based Awards for 2010" and "Outstanding Equity Awards at Fiscal Year-End 2010."

(3) The dollar amounts in column (h) reflect increases in the actuarial present value of each executive's SERP using assumptions consistent with those used in our financial statements, as discussed in the table and related discussion under the subheading "Pension Benefits for 2010" below.

(4) The dollar amounts in column (i) reflect dividends on restricted stock and 401(k) Plan matching contributions. No matching contributions were made with respect to 2008, 2009 and 2010 contributions to the 401(k) Plan.

Grants of Plan-Based Awards for 2010. The following table sets forth certain information concerning individual grants of equity and non-equity awards to the named executive officers during the year ended December 31, 2010. No previously issued stock options were repriced or otherwise modified in 2010.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (1) (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards (2)
Name	Grant Date	Thresh-old ($)	Target ($)	Maxi-mum ($)	Thresh-old (#)	Target (#)	Maxi-mum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Robert D. Sznewajs	4/28/2010	--	--	--	--	--	--	154,601	0	$0	$503,999
Anders Giltvedt	4/28/2010	--	--	--	--	--	--	40,557	0	$0	$132,216
Xandra McKeown	4/28/2010	--	--	--	--	--	--	30,675	0	$0	$100,000
Hadley S. Robbins	4/28/2010	--	--	--	--	--	--	30,675	0	$0	$100,000
James D. Bygland	4/28/2010	--	--	--	--	--	--	18,405	0	$0	$60,000

(1) Reflects restricted stock grants in 2010 under the 2002 Plan. Except for Mr. Sznewajs, shares vest 25% per year over a four-year vesting schedule and vest immediately in the event of retirement, death, disability, or termination of employment within 24 months of a change in control affecting our company. Shares for Mr. Sznewajs vest 33% per year over a three year vesting schedule and vest immediately in the event of death, disability, or termination of employment within 36 months of a change in control affecting our company. Shares held by employees terminated for cause terminate immediately.

(2) Reflects a grant date price of $3.26.

Outstanding Equity Awards at Fiscal Year-End 2010. The following table sets forth certain information concerning outstanding equity awards held by named executive officers at December 31, 2010.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (1) (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date (1)	Number of Shares or Units of Stock That Have Not Vested (2) (#)	Market Value of Shares or Units of Stock That Have Not Vested (3) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (4) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (3) ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert D. Sznewajs	68,368			$10.28	4/24/2011	163,963	$462,376	10,300	$29,046
	44,240			14.67	5/21/2012				
	5,079			16.24	4/22/2013				
	29,100			20.64	4/26/2015				
	21,150			27.50	4/25/2016				
	17,331	17,324		12.75	4/22/2018				
	14,970	14,975		2.31	4/28/2019				
Anders Giltvedt	19,752			$10.28	4/24/2011	44,807	$126,356	4,500	$12,690
	13,600			14.67	5/21/2012				
	10,100			16.24	4/22/2013				
	8,800			21.32	4/20/2014				
	9,000			20.64	4/26/2015				
	3,500			27.50	4/25/2016				
	4,676	4,676		12.75	4/22/2018				
	4,075	4,075		2.31	4/28/2019				
Xandra McKeown	4,500			$16.24	4/22/2013	33,587	$94,715	2,500	$7,050
	4,450			21.32	4/20/2014				
	5,000			20.64	4/26/2015				
	2,900			27.50	4/25/2016				
	2,502	2,498		12.75	4/22/2018				
	3,450	3,450		2.31	4/28/2019				
Hadley S. Robbins	4,200	4,200		$31.92	3/27/2017	34,006	$95,897	2,500	$7,050
	1,250	3,750		12.75	4/22/2018				
	3,450	3,450		2.31	4/28/2019				
James D. Bygland	7,715			$10.28	4/24/2011	19,629	$55,354	1,150	$3,243
	7,000			14.67	5/21/2012				
	4,000			16.24	4/22/2013				
	2,350			21.32	4/20/2014				
	2,500			20.64	4/26/2015				
	1,650			27.50	4/25/2016				
	1,252	1,248		12.75	4/22/2018				
	2,825	2,825		2.31	4/28/2019				

(1) All stock options expire 10 years after the grant date. Options granted in 2006, 2007, and 2008 vest and become exercisable in equal installments annually over a four-year period. Options granted in or after 2009 vest and become exercisable in equal installments annually over a two-year period.

(2) Unvested awards of restricted stock vest as follows:

The following number of restricted shares from one 2008 grant vest if the price of Bancorp stock reaches $23.57 for a period of 20 consecutive business days on or before April 22, 2012: Mr. Sznewajs: 10,300 shares; Mr. Giltvedt: 4,500 shares; Ms. McKeown: 2,500 shares; Mr. Robbins: 2,500 shares; and Mr. Bygland: 1,150 shares. The remainder of the restricted stock awards vest as follows:

Year of Vesting	2011	2012	2013	2014
Mr. Sznewajs	57,896	64,834	51,533	_
Mr. Giltvedt	12,715	16,314	10,139	10,139
Ms. McKeown	9,431	11,319	7,669	7,668
Mr. Robbins	9,850	11,319	7,669	7,668
Mr. Bygland	5,364	6,213	4,601	4,601

(3) Based on the $2.82 closing price per share of our stock on December 31, 2010.

(4) For a description of vesting terms of incentive-based awards see footnote (1) to the preceding "Grants of Plan-Based Awards for 2010" table.

Option Exercises and Stock Vesting for 2010. The following table sets forth certain information concerning exercises of stock options and vesting of restricted stock by the named executive officers during the year ended December 31, 2010.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (1) ($)
(a)	(b)	(c)	(d)	(e)
Robert D. Sznewajs	--	$ --	9,637	$28,725
Anders Giltvedt	--	$ --	3,412	$10,152
Xandra McKeown	--	$ --	2,387	$7,103
Hadley S. Robbins	--	$ --	2,181	$6,296
James D. Bygland	--	$ --	1,088	$3,239

(1) Based on the closing price per share of our stock on the date of vesting.

Pension Benefits for 2010. The following table sets forth certain information concerning Bancorp's supplemental executive retirement agreements ("SERPs") with named executive officers as of December 31, 2010.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit (1) ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
Robert D. Sznewajs	SERP for Robert Sznewajs	11	$ 1,281,956	$0
Anders Giltvedt	SERP for Anders Giltvedt	10	$ 247,139	$0
Xandra McKeown	SERP for Xandra McKeown	10	$ 281,425	$0
Hadley S. Robbins	SERP for Hadley Robbins	4	$ 197,615	$0
James D. Bygland	SERP for James Bygland	11	$ 161,902	$0

(1) SERPs are individual contracts with each of our named executive officers that originally provided for specified benefit payments over a fixed 15-year term. The SERPs were amended in late 2008 to provide each named executive officer with an option to receive a lump sum payment at retirement. Mr. Giltvedt elected to receive a lump sum payment in the event of his death prior to normal retirement age. The other executive officers each elected to receive lump sum payments in all payment circumstances. The valuation method used to determine the present value of accumulated benefit in column (d) above and the increase in the present value of the benefit disclosed in column (h) of the Summary Compensation Table is consistent with Accounting Principles Board Opinion No. 12, as amended, and based on the actual terms of each SERP and a discount rate of six percent as specified in the SERPs. The same methods and assumptions were used to derive amounts included in our financial statements.

We entered into a SERP with Mr. Robbins in April 2007. We entered into SERPs with each of our other named executive officers in August 2003, which SERPs were amended effective July 1, 2005. the SERPs were further amended in late 2008 to comply with section 409A of the Internal Revenue Code and to give each named executive officer a one-time opportunity, to be exercised on or before December 31, 2008, to elect to receive some or all SERP payments in a lump sum payment upon reaching retirement or normal retirement age, as the case may be. Mr. Sznewajs's SERP was restated effective January 2011. Each SERP is a non-qualified, unfunded plan that is designed to provide retirement benefits for the participant. Each SERP is further intended to assist in assuring each participant's continued service to our company.

Benefit amounts payable under each SERP vary based on whether (1) a participant retired at normal retirement age or terminated employment in connection with a termination event under his or her change in control agreement, or (2) terminated employment due to early voluntary termination, early involuntary termination, or disability.

All SERP benefits are equal to, or the lump sum payment is calculated based on the value of, a 15-year stream of monthly payments equal to 35% of the participant's final base salary, except that, in the event a participant terminates employment in connection with a termination event under his or her change in control agreement, monthly payments or lump sum amounts are based on 35% of projected base salary as of the participant's normal retirement date. Effective January 1, 2011, Mr. Sznewajs' benefit changed to 45% of his annual base salary effective on January 1, 2011. In the event a participant terminates employment as a result of an early voluntary termination, early involuntary termination, or disability, his or her monthly payments or lump sum amounts will be based on annual benefit levels determined in accordance with a formula set forth in each participant's SERP that results in benefit amounts that increase over the participant's period of continued service, but not above the normal retirement benefit. No benefits are payable if a participant is terminated for cause (as defined in each participant's change in control agreement).

Each SERP also includes non-competition and non-solicitation provisions that provide for a loss of future benefits and forfeiture of benefits received after a breach but before discovery if an executive competes with us in the states of Oregon or Washington or solicits our customers or employees (i) in the case of Mr. Sznewajs, within 36 months of any termination which triggers change in control benefits or 24 months of any other termination; and (ii) in the case of other named executives, within 24 months of any termination which triggers change in control benefits or 12 months of any other termination.

Retirement, change in control, involuntary termination, and disability benefits of each participant are fully vested immediately. Voluntary termination benefits are presently vested as follows: Mr. Sznewajs, 100%; Mr. Giltvedt, 100%; Ms. McKeown, 100%; Mr. Robbins, 30%; and Mr. Bygland, 100%. Benefits not currently vested will continue to vest at a rate of 10% for each additional year of completed service. Each SERP may be amended only by mutual agreement, except that we may amend or terminate each SERP if laws or regulations change in a way that would result in benefits being taxable to the executive before receipt or in material financial penalties or other materially detrimental ramifications to our company, provided in any case vested benefits would be preserved.

Nonqualified Deferred Compensation for 2010. The following table sets forth certain information regarding the accounts of named executive officers under Bancorp's executives' deferred compensation plan.

Name	Executive Contributions in Last FY ($)	Bancorp Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE (1) ($)
(a)	(b)	(c)	(d)	(e)	(f)
Robert D. Sznewajs	$0	$0	$ 0	$0	$ 0
Anders Giltvedt	$0	$0	$ 17,359	$0	$ 183,839
Xandra McKeown	$0	$0	$ 1,245	$0	$ 12,143
Hadley S. Robbins	$0	$0	$ 0	$0	$ 0
James D. Bygland	$0	$0	$ 463	$0	$ 1,917

(1) Named executive officers have deferred amounts reported as compensation in previous years' Summary Compensation Table into the executive's deferred compensation plan as follows: Mr. Giltvedt - $136,064; Ms. McKeown - $10,783; Mr. Robbins - $69,653; and Mr. Bygland - $8,494.

Our executive officers' deferred compensation plan permits each named executive officer (and other senior executives) to defer all or part of his or her base salary, annual incentive bonuses, and commissions on a tax-deferred basis. We have not and do not make contributions to the plan or pay preferential earnings or guaranty interest to participants in the plan.

Under the plan, an amount equal to deferrals under the plan is placed in a "rabbi" trust that is subject to the claims of our creditors. Participants have a number of investment options upon which to base earnings on deferred amounts, including our stock. The return on contributions enjoyed by each participant depends on the return on the investments that the participant selects. The following table shows currently available investment choices and annualized returns earned by those choices in 2009:

Plan Investment Choice	Performance (annual return for 2010)
American Century Strategic Allocation: Conservative	9.4%
American Century Strategic Allocation: Moderate	12.5%
American Funds EuroPacific Growth Fund	9.4%
American Funds Growth Fund of America	12.3%
Baron Growth Fund	24.0%
Dodge & Cox Balanced Fund	12.2%
Federated Government Obligations Fund	0.0%
Federated High-Income Bond Fund, Inc. A	14.1%
Federated MDT Small Cap Value (1)	24.2%
Federated Stock	11.3%
Federated Total Return Bond Instl	7.3%
Manager's AMG Systematic Value Fund	18.0%
Veracity Small Cap Value I (2)	1.9%
West Coast Bancorp Stock	34.3%

(1) This investment option was only available from January 1, 2010 through December 15, 2010.

(2) This investment option became available December 15, 2010

Contributions and earnings may be withdrawn following termination of employment or upon the occurrence of a financial hardship approved by the plan administrator.

Equity Compensation Plan Information

The following table summarizes information regarding shares of Bancorp stock that may be issued upon exercise of options, warrants and rights under Bancorp's existing equity compensation plans and arrangements as of December 31, 2010. All of our plans or arrangements under which equity compensation may be awarded have been approved by shareholders. The information includes the number of shares covered by, and the weighted average exercise price of, outstanding options, warrants, and other rights and the number of shares remaining available for future grants, excluding the shares to be issued upon exercise of outstanding options, warrants, and other rights.

Plan Category	A. Number of securities to be issued upon exercise of outstanding options, warrants, and rights	B. Weighted-average exercise price of outstanding options, warrants, and rights	C. Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by shareholders (1)	1,532,634	$13.38	488,116
Equity compensation plans not approved by shareholders	0	N/A	0
Total	1,532,634	$13.38	488,116

(1) Future grants may be made only under the 2002 Plan. The number of shares shown in column C as available for future issuance includes 471,654 shares available for restricted stock grants.

Potential Payments Upon Termination or Change in Control

The following five tables set forth certain information concerning payments and other benefits that would have been payable to our named executive officers in the event of a termination of employment on December 31, 2010, under various circumstances described in the tables. The tables assume no changes in benefits or vesting are made by our Board. None of our officers other than Mr. Sznewajs is entitled to severance payments solely as a result of a termination of employment. Mr. Sznewajs may be entitled to severance under the terms of his employment agreement. All of our named executive officers have entered into a change in control agreement (a "CIC agreement") with us that provides severance benefits if his or her employment is terminated by us without cause or by the executive for good reason (which includes changes in job responsibilities) within a certain period after a change in control of our company (referred to as a "CIC" in the following tables). We have not entered into any agreements or plans that provide benefits to our named executive officers solely as a result of a change in control. Except as noted in the footnotes to the tables, all amounts are payable by Bancorp.

Robert D. Sznewajs, President and Chief Executive Officer

	Voluntary Terminations			Involuntary Terminations (Other Than Death and Disability)			Death	Disability
	For Good Reason Without CIC	For Good Reason With CIC	Any Other Voluntary Termination	Without Cause and Without CIC	Without Cause and With CIC	Any Other Involuntary Terminations		
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Cash Severance (1)	*$ 360,000*	*$1,080,000*	*$ 0*	*$ 360,000*	*$1,080,000*	*$0*	*$ 0*	*$ 0*
Restricted Stock Vesting (2)	*491,424*	*491,424*	*491,424*	*491,424*	*491,424*	*0*	*491,424*	*491,424*
Stock Option Vesting (2)	*7,637*	*7,637*	*7,637*	*7,637*	*7,637*	*0*	*7,637*	*7,637*
SERP Benefits (3)	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Health Benefits (4)	*12,961*	*19,441*	*0*	*12,961*	*19,441*	*0*	*0*	*0*
Life Insurance Proceeds (5)	*0*	*0*	*0*	*0*	*0*	*0*	*900,000*	*0*
Outplacement (6)	*0*	*10,000*	*0*	*0*	*10,000*	*0*	*0*	*0*
Tax Gross-up (Est.) (7)	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Total	*$864,385*	*$1,608,503*	*$499,061*	*$864,385*	*$1,608,503*	*$0*	*$1,399,059*	*$499,062*

(1) Dollar amounts in columns (a) and (d) are comprised of amounts that would be due to Mr. Sznewajs under his Employment Agreement as in effect on December 31, 2010, under which, in the event he terminates his employment with us for "good reason" or we terminate his employment without "cause," each as described in his employment agreement and summarized in the discussion that follows these tables, he is entitled to receive a lump sum payment equal to the sum of:

- Base salary for his contract term ending December 31, 2010;
- Annualized bonus for the year termination occurs (in this case zero for 2010);
- The average of the annualized bonus for the year termination occurs (in this case zero for 2009) and the actual bonus paid for the year before termination occurs (in this case zero for 2008) times the number of years remaining on the contract after termination occurs in this case, one); and
- His deemed matching and profit sharing contributions under our 401(k) plan (in this case zero).

All payments must be made within six months of termination. Mr. Sznewajs has no obligation to mitigate or offset amounts we pay him if he takes another position following termination.

Dollar amounts in columns (b) and (e) represent amounts that would be due to Mr. Sznewajs under his CIC agreement, under which, if he terminates his employment for "good reason," or if we or our successor terminate his employment other than for "cause," "disability," or death within three years of a change in control (or prior to a change of control but on or after the date a transaction is announced or should have been announced under applicable law), he is entitled to a lump sum payment equal to the sum of:

- Three times his adjusted salary and average bonus; and
- Three times his deemed matching contribution under our 401(k) plan.

Cash payments due under Mr. Sznewajs's CIC agreement must be paid the first day of the seventh month following the date of a termination event, unless applicable regulations permit earlier payments, in which case payment must be made within 30 days of the date of termination.

(2) All dollar amounts represent the value of the vesting in full of shares of restricted stock that were not vested as of December 31, 2010, calculated by multiplying the number of shares that would vest by the closing price of our stock on December 31, 2010, $2.82 per share (the "Year-End Price"). Mr. Sznewajs is entitled to vesting of all restricted stock and options with respect to various termination events described in the column headings as follows: (i) columns (a) and (d), under the terms of his employment agreement, (ii) columns (b) and (e), under the terms of his CIC agreement and the 2002 Plan, (iii) columns (c) and (f), under the terms of the 2002

Plan and related award agreements that provide for full vesting upon retirement, unless terminated for cause, and (iv) columns (g) and (h), under the terms of both the 2002 Plan and his employment agreement.

(3) Mr. Sznewajs is fully vested in his SERP benefits; accordingly, he receives no incremental benefits under his SERP upon the occurrence of any of the described events, other than death or disability.

(4) Dollar amounts in columns (a) and (d) represent total COBRA payments for 12 months that we would be obligated to pay under Mr. Sznewajs's employment agreement, provided that our obligation to make these payments terminates if he qualifies for group health coverage from a subsequent employer. Dollar amounts in columns (b) and (e) represent total COBRA payments for 18 months that we would be obligated to pay under Mr. Sznewajs's CIC agreement, except that our obligation to make these payments will not exceed the maximum period for which COBRA coverage is provided by law.

(5) The dollar amount in column (h) represents amounts that would be due to Mr. Sznewajs's heirs under our bank-owned life insurance program ($300,000) that provides a benefit to certain executives and our group term life insurance program ($600,000) that provides a benefit for employees generally equal to two times salary as of the date of death, subject to a cap of $1,000,000. Such amounts would be paid by insurance companies rather than by us. Figures do not include amounts payable under an accidental death and dismemberment policy ($600,000) that reflect a benefit available to employees generally equal to two times salary as of the date of accidental death, but also subject to a cap of $1,000,000.

(6) Represents amounts available for outplacement services under his CIC agreement.

(7) If severance benefits due to Mr. Sznewajs under his CIC agreement subject him to the federal excise tax imposed on benefits that constitute excess parachute payments under the Internal Revenue Code (the "Code"), he is entitled to be reimbursed for taxes on an after-tax basis. Mr. Sznewajs's severance benefits as of December 31, 2010, would not trigger an excise tax under the Code, so no gross-up payment is shown in this illustration.

Anders Giltvedt, Executive Vice President and Chief Financial Officer

	Voluntary Terminations			Involuntary Terminations (Other Than Death and Disability)			Death	Disability
	For Good Reason Without CIC	For Good Reason With CIC	Any Other Voluntary Termination	Without Cause and Without CIC	Without Cause and With CIC	Any Other Involuntary Terminations		
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Cash Severance (1)	*$ 0*	*$ 400,000*	*$ 0*	*$ 0*	*$ 400,000*	*$ 0*	*$ 0*	*$ 0*
Restricted Stock Vesting (2)	*0*	*139,046*	*0*	*0*	*139,046*	*0*	*139,046*	*139,046*
Stock Option Vesting (2)	*0*	*2,078*	*0*	*0*	*2,078*	*0*	*2,078*	*2,078*
SERP Benefits (3)	*0*	*117,739*	*0*	*0*	*117,739*	*0*	*670,850*	*0*
Health Benefits (4)	*0*	*26,342*	*0*	*0*	*26,342*	*0*	*0*	*0*
Life Insurance Proceeds (5)	*0*	*0*	*0*	*0*	*0*	*0*	*600,000*	*0*
Outplacement (6)	*0*	*5,000*	*0*	*0*	*5,000*	*0*	*0*	*0*
Tax Gross-up (Est.) (7)	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Total	*$ 0*	*$690,205*	*$ 0*	*$ 0*	*$690,205*	*$ 0*	*$1,411,974*	*$141,124*

(1) Dollar amounts in columns (b) and (e) represent amounts that would be due to Mr. Giltvedt under his CIC agreement, under which, if he terminates his employment for "good reason," or if we or our successor terminate his employment other than for "cause," "disability," or death within two years of a change in control (or prior to a change of control but on or after the date a transaction is announced or should have been announced under applicable law), he is entitled to a lump sum payment equal to the sum of:

- Two times his adjusted salary and average bonus; and
- Two times his deemed matching contribution under our 401(k) plan.

For purposes of calculating Mr. Giltvedt's severance payment under his CIC agreement, we have used the average of bonuses paid to him in 2009 and 2010 for services to our company in 2008 and 2009. Cash payments due under Mr. Giltvedt 's CIC agreement must be paid within 30 days of the date of a termination event.

(2) All dollar amounts represent the value of the vesting in full of restricted stock that was not vested as of December 31, 2010, calculated by multiplying the number of shares that would vest by the Year-End Price. Mr. Giltvedt is entitled to vesting of all restricted stock and options, (i) with respect to termination events described in columns (b) and (e), under the terms of his CIC agreement and the 2002 Plan and (ii) with respect to termination events described in columns (g) and (h), under the terms of the 2002 Plan.

(3) Represents the incremental value of benefits that would become due to Mr. Giltvedt under his SERP upon certain termination events described in the table.

(4) Dollar amounts in columns (b) and (e) represent total COBRA payments for 18 months that would be due to Mr. Giltvedt under his CIC agreement, except that our obligation to make these payments will end at the maximum period for which COBRA coverage is provided by law.

(5) The dollar amount in column (h) represents amounts due to Mr. Giltvedt's heirs under our bank-owned life insurance program ($200,000) that provides a benefit to certain executives and our group term life insurance program ($400,000) that provides a benefit for employees generally equal to two times salary as of the date of death. Such amounts would be paid by insurance companies rather than by us. Figures

do not include amounts payable under an accidental death and dismemberment policy ($400,000) that reflect a benefit available to employees generally equal to two times salary as of the date of accidental death.

(6) Represents the amount available to cover outplacement services under his CIC agreement.

(7) If severance benefits due to Mr. Giltvedt under his CIC agreement subject him to the federal excise tax imposed on benefits that constitute excess parachute payments under the Code, he is also entitled to be reimbursed for taxes on an after-tax basis. Mr. Giltvedt's severance benefits as of December 31, 2010, would not trigger an excise tax under the Code, so no gross-up payment is shown in this illustration.

Xandra McKeown, Executive Vice President of Commercial Banking.

	Voluntary Terminations			Involuntary Terminations (Other Than Death and Disability)			Death	Disability
	For Good Reason Without CIC	For Good Reason With CIC	Any Other Voluntary Termination	Without Cause and Without CIC	Without Cause and With CIC	Any Other Involuntary Terminations		
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Cash Severance (1)	$ 0	$ 400,000	$ 0	$ 0	$ 400,000	$ 0	$ 0	$ 0
Restricted Stock Vesting (2)	0	101,765	0	0	101,765	0	101,765	101,765
Stock Option Vesting (2)	0	1,760	0	0	1,760	0	1,760	1,760
SERP Benefits (3)	0	103,894	0	0	103,894	0	619,630	0
Health Benefits (4)	0	9,445	0	0	9,445	0	0	0
Life Insurance Proceeds (5)	0	0	0	0	0	0	600,000	0
Outplacement (6)	0	5,000	0	0	5,000	0	0	0
Tax Gross-up (Est.) (7)	0	0	0	0	0	0	0	0
Total	$ 0	$621,864	$ 0	$ 0	$621,864	$ 0	$1,323,155	$103,525

(1) Dollar amounts in columns (b) and (e) represent amounts that would be due to Ms. McKeown under her CIC agreement with us, under which, if she terminates her employment with no for "good reason," or if we or our successor terminate her employment other than for "cause," "disability," or death within two years of a change in control (or prior to a change of control but on or after the date a transaction is announced or should have been announced under applicable law), she is entitled to a lump sum payment equal to the sum of:

- Two times her adjusted salary and average bonus; and
- Two times her deemed matching contribution under our 401(k) plan.

(2) For purposes of calculating Ms. McKeown's severance payment under her CIC agreement, we have used the average of bonuses paid to her in 2009 and 2010 for services to our company in 2008 and 2009. Cash payments due under Ms. McKeown's CIC agreement must be paid within 30 days of a termination event.

(3) All dollar amounts represent the value of the vesting in full of restricted stock and stock options that were not vested as of December 31, 2010, calculated by multiplying the number of shares that would vest by the Year-End Price. Ms. McKeown is entitled to vesting of all restricted stock and options, (i) with respect to termination events described in columns (b) and (e), under the terms of her CIC agreement and the 2002 Plan and (ii) with respect to termination events described in columns (g) and (h), under the terms of the 2002 Plan.

(4) Represents the incremental value of benefits that would become due to Ms. McKeown under her SERP upon certain termination events described in the table.

(5) Dollar amounts in columns (b) and (e) represent total COBRA payments for 18 months that would be due to Ms. McKeown under her CIC agreement, except that our obligation to make these payments will end at the maximum period for which COBRA coverage is provided by law.

(6) The dollar amount in column (h) represents amounts due to Ms. McKeown's heirs under our bank-owned life insurance program ($200,000) that provides a benefit to certain executives and our group term life insurance program ($400,000) that provides a benefit for employees generally equal to two times salary as of the date of death. Such amounts would be paid by insurance companies rather than by us. Figures

do not include amounts payable under an accidental death and dismemberment policy ($400,000) that reflect a benefit available to employees generally equal to two times salary as of the date of accidental death.

(7) Represents the amount available to cover outplacement services under her CIC agreement. If severance benefits due to Ms. McKeown under her CIC agreement subject her to the federal excise tax imposed on benefits that constitute excess parachute payments under the Code, she is also entitled to be reimbursed for taxes on an after-tax basis. Ms. McKeown's severance benefits as of December 31, 2010, would not trigger an excise tax under the Code, so no gross-up payment is shown in this illustration.

Hadley S. Robbins, Executive Vice President and Chief Credit Officer

	Voluntary Terminations			Involuntary Terminations (Other Than Death and Disability)			Death	Disability
	For Good Reason Without CIC	For Good Reason With CIC	Any Other Voluntary Termination	Without Cause and Without CIC	Without Cause and With CIC	Any other Involuntary Terminations		
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Cash Severance (1)	*$ 0*	*$ 400,000*	*$ 0*	*$ 0*	*$ 400,000*	*$ 0*	*$ 0*	*$ 0*
Restricted Stock Vesting (2)	*0*	*102,947*	*0*	*0*	*102,947*	*0*	*102,947*	*102,947*
Stock Option Vesting (2)	*0*	*1,760*	*0*	*0*	*1,760*	*0*	*1,760*	*1,760*
SERP Benefits (3)	*0*	*394,107*	*0*	*0*	*394,107*	*0*	*862,908*	*165,076*
Health Benefits (4)	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Life Insurance Proceeds (5)	*0*	*0*	*0*	*0*	*0*	*0*	*600,000*	*0*
Outplacement (6)	*0*	*5,000*	*0*	*0*	*5,000*	*0*	*0*	*0*
Tax Gross-up (Est.) (7)	*0*	*360,196*	*0*	*0*	*360,196*	*0*	*0*	*0*
Total	*$ 0*	*$1,264,009*	*$ 0*	*$ 0*	*$1,264,009*	*$ 0*	*$1,567,615*	*$269,782*

(1) Dollar amounts in columns (b) and (e) represent amounts that would be due to Mr. Robbins under his CIC agreement with us, under which, if he terminates his employment for "good reason," or if we or our successor terminate his employment other than for "cause," "disability," or death within two years of a change in control (or prior to a change of control but on or after the date a transaction is announced or should have been announced under applicable law), he is entitled to a lump sum payment equal to the sum of:

- Two times his adjusted salary and average bonus; and
- Two times his deemed matching contribution under our 401(k) plan.

For purposes of calculating Mr. Robbins's severance payment under his CIC agreement, we have used the bonuses paid to him in 2009 and 2010 for services to our company in 2008 and 2009. Cash payments due under Mr. Robbins's CIC agreement must be paid within 30 days of a termination event.

(2) All dollar amounts represent the value of the vesting in full of restricted stock that were not vested as of December 31, 2010, calculated by multiplying the number of shares that would vest by the Year-End Price. Mr. Robbins is entitled to vesting of all restricted stock and options, (i) with respect to termination events described in columns (b) and (e), under the terms of his CIC agreement and the 2002 Plan, and (ii) with respect to termination events described in columns (g) and (h), under the terms of the 2002 Plan.

(3) Represents the incremental value of benefits that would become due to Mr. Robbins under his SERP upon certain termination events described in the table.

(4) Dollar amounts in columns (b) and (e) represent total COBRA payments for 18 months that would be due to Mr. Robbins under his CIC agreement, except that our obligation to make these payments will end at the maximum period for which COBRA coverage is provided by law.

(5) The dollar amount in column (h) represents amounts due to Mr. Robbins's heirs under our bank-owned life insurance program ($200,000) that provides a benefit to certain executives and our group term life insurance program ($400,000) that provides a benefit for employees generally equal to two times salary as of the date of death. Such amounts would be paid by insurance companies rather than by us. Figures do not include amounts payable under an accidental death and dismemberment policy ($400,000) that

reflect a benefit available to employees generally equal to two times salary as of the date of accidental death.

(6) Represents the amount available to cover outplacement services under his CIC agreement.

(7) If severance benefits due to Mr. Robbins subject him to the federal excise tax imposed on benefits that constitute excess parachute payments under the Code, he is also entitled to be reimbursed for taxes on an after-tax basis. Amount shown represents the estimated gross-up payment that would be due to Mr. Robbins under the terms of his CIC agreement to cover excise taxes arising out of severance benefits shown in the table.

James D. Bygland, Executive Vice President and Chief Information Officer

	Voluntary Terminations			Involuntary Terminations (Other Than Death and Disability)			Death	Disability
	For Good Reason Without CIC	For Good Reason With CIC	Any Other Voluntary Termination	Without Cause and Without CIC	Without Cause and With CIC	Any Other Involuntary Terminations		
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Cash Severance (1)	*$ 0*	*$300,000*	*$ 0*	*$ 0*	*$300,000*	*$ 0*	*$ 0*	*$ 0*
Restricted Stock Vesting (2)	*0*	*58,597*	*0*	*0*	*58,597*	*0*	*58,597*	*58,597*
Stock Option Vesting (2)	*0*	*1,441*	*0*	*0*	*1,441*	*0*	*1,411*	*1,411*
SERP Benefits (3)	*0*	*65,034*	*0*	*0*	*65,034*	*0*	*622,803*	*0*
Health Benefits (4)	*0*	*26,652*	*0*	*0*	*26,652*	*0*	*0*	*0*
Life Insurance Proceeds (5)	*0*	*0*	*0*	*0*	*0*	*0*	*500,000*	*0*
Outplacement (6)	*0*	*5,000*	*0*	*0*	*5,000*	*0*	*0*	*0*
Tax Gross-up (Est.) (7))	*0*	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Total	*$ 0*	*$456,726*	*$ 0*	*$ 0*	*$456,726*	*$ 0*	*$1,182,841*	*$60,040*

(1) Dollar amounts in columns (b) and (e) represent amounts that would be due to Mr. Bygland under his CIC agreement with us, under which, if he terminates his employment for "good reason," or if we or our successor terminate his employment other than for "cause," "disability," or death within two years of a change in control (or prior to a change of control but on or after the date a transaction is announced or should have been announced under applicable law), he is entitled to a lump sum payment equal to the sum of:

- Two times his adjusted salary and average bonus; and
- Two times his deemed matching contribution under our 401(k) plan.

For purposes of calculating Mr. Bygland's severance payment under his CIC agreement, we have used the average of bonuses paid to him in 2009 and 2010 for services to our company in 2008 and 2009. Cash payments due under Mr. Bygland's CIC agreement must be paid within 30 days of a termination event.

(2) All dollar amounts represent the value of the vesting in full of restricted stock that were not vested as of December 31, 2010, calculated by multiplying the number of shares that would vest by the Year-End Price. Mr. Bygland is entitled to vesting of all restricted stock and options, (i) with respect to termination events described in columns (b) and (e), under the terms of his CIC agreement and the 2002 Plan and (ii) with respect to termination events described in columns (g) and (h), under the terms of the 2002 Plan.

(3) Mr. Bygland is fully vested in his SERP benefits; accordingly, he receives no incremental benefits under his SERP upon the occurrence of any of the described events, other than death.

(4) Dollar amounts in columns (b) and (e) represent total COBRA payments for 18 months that would be due to Mr. Bygland under his CIC agreement, except that our obligation to make these payments will end at the maximum period for which COBRA coverage is provided by law.

(5) The dollar amount in column (h) represents amounts due to Mr. Bygland's heirs under our bank-owned life insurance program ($200,000) that provides a benefit to certain executives and our group term life insurance program ($300,000) that provides a benefit for employees generally equal to two times salary as of the date of death. Such amounts would be paid by insurance companies rather than by us. Figures do not include amounts payable under an accidental death and dismemberment policy ($300,000) that

reflect a benefit available to employees generally equal to two times salary as of the date of accidental death.

(6) Represents the amount available to cover outplacement services under his CIC agreement.

(7) If severance benefits due to Mr. Bygland subject him to the federal excise tax imposed on benefits that constitute excess parachute payments under the Code, he is also entitled to be reimbursed for taxes on an after-tax basis. Mr. Bygland's severance benefits as of December 31, 2010, would not trigger an excise tax under the Code, so no gross-up payment is shown in this illustration.

The discussion below should be read in conjunction with the preceding tables illustrating payments that would be paid to our named executive officers in the event of a hypothetical termination on December 31, 2010. Significant provisions of our agreements with our named executive officers are discussed below, including definitions relating to employment termination that determine whether our executives will be entitled to severance benefits. Because our CIC agreements with our named executive officers require termination of employment in addition to a change in control, no executive will be entitled to severance payments due to a change in control alone.

Agreement Terms Affecting Payments Due Upon A Termination of Employment Following a Change in Control. We have entered into CIC agreements with each of our named executive officers effective as of January 1, 2004, as amended, except in the case of Mr. Robbins whose agreement was entered into effective March 5, 2007. Each CIC agreement has a one-year term but provides for automatic extension for an additional year on each anniversary of the agreement, unless on or prior to September 30 of each year either we or the executive gives written notice terminating the agreement. If a "change in control" occurs, each agreement provides for an automatic extension of its term—to three years for Mr. Sznewajs and two years for each other executive.

Each of our executives is entitled to severance benefits if he or she terminates his or her employment for "good reason," or if we terminate his or her employment other than for "cause," "disability," or death within a given period following a change in control – three years for Mr. Sznewajs and two years for all other executives. Severance benefits will also be payable if an executive is terminated other than for cause, disability or death prior to a change of control and such termination occurs on or after the date a transaction is announced or should have been announced under applicable securities or other laws. "Good reason" and "cause" in each CIC agreement are defined in substantially the same manner in which those terms are defined in Mr. Sznewajs's employment agreement, as described under the subheading "Agreement Terms Affecting Payments Due to Mr. Sznewajs Following Employment Termination" below.

A "change in control" will be deemed to occur if:

- a person acquires 30% or more of our outstanding common stock, other than from us or in certain exempt transactions;
- directors in office at the time of each CIC agreement, including individuals elected as directors thereafter based on a nomination by our Board, cease for any reason to constitute a majority of the Board;
- we complete a merger, reorganization, or consolidation or sale of all or substantially all of our assets, unless (A) our shareholders prior to such transaction continue to own 50% or more of the common stock and 50% or more of the voting power of outstanding securities of the resulting entity, (B) no person has acquired 30% or more of our common stock or the combined voting power of its outstanding securities, and (C) a majority of our Board continues in office; or
- shareholders approve a liquidation.

In the event an executive's severance benefits under his or her CIC agreement are triggered, he or she will be entitled to severance benefits, including payments, as illustrated in the preceding table for each of our executives.

If any payments under a CIC agreement are determined to be subject to the federal excise tax imposed on benefits that constitute excess parachute payments under the Internal Revenue Code, the executive will be entitled to reimbursement for such taxes on an after-tax basis, again as illustrated in the preceding tables. Under certain circumstances, we may also be unable to deduct the resulting compensation expense for federal income tax purposes.

Under each CIC agreement, the executive has agreed that he or she will assist us in evaluating any proposal for a change in control and not resign his or her position until the contemplated transaction is completed or abandoned. In addition, for a period after the change in control, if we want the executive to continue employment in a position or under circumstances that qualify as "good reason," the executive will be obligated to do so, provided such continued employment is for not longer than 90 days, in a reasonably comparable position, and occurs at the then current place of employment or at such other location as is agreeable to the executive. The executive will be entitled to severance benefits upon commencement of a continued employment period.

Agreement Terms Affecting Payments Due to Mr. Sznewajs Following Employment Termination. We have entered into an employment agreement with Mr. Sznewajs that was effective beginning January 1, 2011, and continues for a three-year term, expiring on December 31, 2013 (such agreement, the "2011 Employment Agreement"). This employment agreement replaced Mr. Sznewajs' prior agreement which expired on December 31, 2010, and is substantially similar to the prior agreement with respect to benefits provided following a termination of employment. Severance benefits that were potentially payable to Mr. Sznewajs under his prior employment agreement are described in footnotes one and two to his table of benefits above. Whether or not Mr. Sznewajs receives benefits depends on the nature of the termination of his employment agreement.

Under the 2011 Employment Agreement, Mr. Sznewajs will receive severance benefits unless he quits or is terminated for "cause." We may terminate Mr. Sznewajs for cause only if (x) two-thirds of the members of the Board determine that cause exists based on substantial evidence, (y) Mr. Sznewajs is given reasonable notice of the board meeting called to make that determination, and (z) Mr. Sznewajs and his legal counsel are given an opportunity to address the board meeting. We may terminate Mr. Sznewajs for "cause" if:

- He engages in dishonest or fraudulent conduct involving the Company;
- He materially breaches the confidentiality provisions of his agreement;
- He is convicted on any felony charge or on a misdemeanor reflecting upon honesty;
- His acts or failures to act materially injure the Company's reputation, business affairs, or financial condition if injury could have been reasonably avoided by Mr. Sznewajs; or
- He fails or refusals to substantially perform his duties and does not cure such failure or refusal within a reasonable period following written notice.

Mr. Sznewajs will also be entitled to severance benefits if he terminates his employment for what is called "good reason" under his agreement. He may terminate his employment for "good reason" if:

- His salary is reduced or any compensation or benefit plan benefiting Mr. Sznewajs is reduced or eliminated in a manner that does not apply generally to all similarly situated employees;

- His responsibilities or duties are diminished;
- He is relocated to a location more than 35 miles from our Lake Oswego office; or
- We materially breach Mr. Sznewajs's employment agreement and fail to cure the breach within a reasonable period following written notice by Mr. Sznewajs.

Report of the Compensation Committee

The Compensation & Personnel Committee ("Compensation Committee") discharges the responsibilities assigned to it by the Board of Directors with respect to compensation and personnel matters, including those relating to Bancorp's executive officers.

In discharging its responsibilities, the Compensation Committee:

- Reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement; and
- Based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the proxy statement and furnished in the Company's annual report on Form 10-K for the year ended December 31, 2010, through its incorporation by reference from the proxy statement.

Compensation Committee Members

Duane McDougall (Chair), Lloyd D. Ankeny, Steven J. Oliva, and John Pietrzak.

TRANSACTIONS WITH RELATED PERSONS

Many of our directors and officers, members of their immediate families, and firms in which they have or had an interest were customers of and had transactions with the Bank or West Coast Trust during 2010 in the ordinary course of business. Similar transactions may be expected to take place in the ordinary course of business in the future. All outstanding loans and commitments were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not, in the opinion of management, involve more than the normal risk of collectability or present other unfavorable features.

Bancorp has adopted written policies and procedures for the review, approval and ratification of transactions with related persons. Related persons include our directors and named executive officers. The policies require that all transactions with related persons that are required to be publicly disclosed under Item 404 of Regulation S-K of the Securities and Exchange Commission ("SEC") be either approved or ratified by a designated Board committee.

The policies require that all material facts of all transactions that require approval be reviewed and either approved or disapproved:

- ***Loan Committee Approval.*** With respect to loans and other extensions of credit, by the Loan Committee, with any members of the committee who are not independent abstaining from discussion and voting; and
- ***Governance Committee Approval.*** With respect to other transactions, by the Governance Committee.

In determining whether to approve or ratify a transaction, the appropriate Board committee will take into account, among other factors determined to be appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-person under the same or similar circumstances and the extent of the related person's interest in the transaction. If advance approval of a transaction is not feasible, the transaction is considered and, if determined to be appropriate, ratified by the committee as soon as practical after its occurrence.

No director may participate in any discussion or approval of a transaction for which he or she is involved, except that the director is required to provide all material information concerning the transaction to the committee. If a transaction will be ongoing, the appropriate committee responsible for approval of the transaction may establish guidelines for our management to follow in its ongoing dealings with the related person. The policy does not require pre-approval or ratification of any transaction with another entity in which the related person's only relationship is as an employee (other than an executive officer) of the entity.

We will provide a complete written copy of the policy upon written request addressed to the Corporate Secretary at 5335 Meadows Road, Suite 201, Lake Oswego, Oregon 97035.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. Ankeny, McDougall, Oliva and Pietrzak served on the Compensation Committee during 2010. During 2010, none of our executive officers served on the Board of Directors of any entities whose directors or officers serve on our Compensation Committee.

INFORMATION CONCERNING DIRECTOR NOMINATIONS

Director Qualifications. Minimum director qualifications to serve as a director of our Company include experience at a high level in business, government, or education, demonstrated leadership abilities, generalized or specific knowledge or other skills or qualities of particular value to the Board in fulfilling its responsibilities, and outstanding personal attributes such as unquestioned integrity, sound business judgment, and significant business, community or political contacts. In addition, a board candidate must have time and willingness to commit to being a productive and active member of the Board and committees of the Board on which he or she will serve. Our bylaws provide that persons who have reached the age of 72 may not stand for election, unless waived by the Board on a case-by-case basis. Finally, persons nominated to stand for election as one of our directors must be acceptable to our banking regulators.

Sources of Nominee Recommendations. We receive suggestions for potential director nominees from a variety of sources including Board members, management representatives, advisors, and shareholders. The Governance Committee is authorized by its charter to retain a third-party search firm to assist it in identifying director candidates, but it has not done so recently. Two investors in our 2009 private capital raise, GF Financial, LLC and Castle Creek Capital Partners, IV LP are each contractually entitled to designate one Board member subject to satisfaction of applicable legal and governance requirements. Those investors designated Sam Levinson and John Pietrzak, respectively.

Shareholder Nominee Recommendations to Governance Committee. It is the policy of the Governance Committee to consider shareholder recommendations concerning nominees for director. Shareholders wishing to suggest a candidate for nomination as a director by the Governance Committee should write to us at our corporate offices to the attention of the Chair of the Governance & Nominating Committee, care of the Corporate Secretary, and shall include:

- A statement that the writer is a shareholder and is proposing a candidate for consideration as a director nominee;
- Name and contact information for the candidate;
- A statement of the candidate's experience in business, government, or education and his educational background;

- Information regarding the candidate's qualifications, relationships with our customers, suppliers or competitors, and any relationship or understanding between the proposing shareholder and the candidate; and
- A statement that the candidate is willing to be considered and serve if nominated and elected.

Shareholders wishing to recommend a candidate for nomination should submit a recommendation not later than 120 days prior to the first anniversary of the date our proxy statement was released to shareholders in connection with the previous year's annual meeting. Shareholder-recommended candidates will be evaluated using the same criteria used to evaluate all potential candidates for director, except that current directors whose performance as a director has been satisfactory or better will normally be favored over new candidates.

Governance Committee Evaluation Process. The Governance Committee evaluates potential nominees by reviewing their qualifications, considering references as appropriate, conducting interviews as needed, and considering such other information as may be deemed relevant, including the needs of the Board at the time.

Diversity Considerations. In considering which persons to nominate as directors for election by shareholders, the Governance Committee and Board consider many types of diversity. Bancorp's long-standing Corporate Governance Policy provides that the Board shall take into account its commitment to diversity among its membership. Qualified candidates are considered without regard to race, color, religion, sex, ancestry, national origin, disability, or any other factor that qualifies the candidate as a member of a protected class under applicable law. The governance policy also provides that the Board shall attempt to maintain geographic diversity and diversity in professional backgrounds among its members.

In addition the provisions of our Corporate Governance Policy regarding diversity, the Governance Committee, as a matter of practice, may seek or favor a candidate with particular areas of expertise that complement our existing Board composition or satisfy legal requirements. In general, we seek a board that includes a diversity of perspectives and a broad range of experiences and includes individuals that possess the background, skills, expertise, and commitment necessary to make a significant contribution to our Company.

Our Corporate Governance Policy regarding diversity is implemented by actively considering the various attributes of all suggested director nominees, and when appropriate, actively recruiting additional potential nominees. The Governance Committee and Board believe the process has been effective in developing and maintaining significant Board diversity.

Direct Shareholder Nominations. In addition to our Governance Committee nominating process, our bylaws permit shareholders to directly nominate directors for consideration at an annual meeting of shareholders. In order to submit a nominee for consideration at an annual meeting of shareholders, a shareholder must comply with the notice provisions contained in our bylaws. Under our bylaws, a shareholder entitled to vote for the election of directors may nominate at a meeting persons for election as director only if written notice of such shareholder's intent to make a nomination is given to our Secretary, either by personal delivery or certified mail, not later than 60 days before the date of the annual meeting (provided that, if the date of a meeting is not publicly announced more than 90 days in advance, such notice must be given within 15 days after the first public disclosure of the annual meeting date).

INFORMATION CONCERNING SHAREHOLDER PROPOSALS

Shareholder proposals intended to be presented at the 2012 Annual Meeting of Shareholders must be received by our Secretary before December 3, 2011, for inclusion in the 2012 Proxy Statement and form of proxy. In addition, if we receive notice of a shareholder proposal after February 16, 2012, the persons named as proxies in such proxy statement and form of proxy will have discretionary authority to vote on such shareholder proposal.

Our bylaws provide that no business may be brought before an annual meeting except by or at the direction of the Board, as specified in our notice of the meeting, or by any shareholder of record who delivers notice to our Secretary not less than 60 days in advance of such meeting (unless the date of the meeting has not been publicly announced by us more than 90 days prior to the meeting, in which case the shareholder's notice must be given within 15 days after we publicly announce the meeting date). To be effective, the shareholder's notice must include certain information about the matter proposed to be considered at the meeting and the shareholder providing the notice, as specified further in the bylaws. If the chair of an annual meeting determines that these advance notice procedures have not been complied with, he or she may declare that the business was not properly brought before the meeting and will not be considered.

HOUSEHOLDING MATTERS

We are delivering a single copy of our annual report and proxy statement to persons with the same last name residing in a single household or whom we reasonably believe are members of the same family, unless we have been notified that such persons prefer to receive individual copies of those documents. This practice is referred to as "householding."

If you reside at an address that received only one copy of our proxy materials as a result of householding, we will deliver additional copies upon oral or written request to West Coast Bancorp, 5335 Meadows Road, Suite 201, Lake Oswego, Oregon 97035, Attn: Corporate Secretary, or by phone at (503) 684-0884.

If you object to householding and wish to receive separate copies of documents in the future, you may contact either:

1. Broadridge ("Broadridge") if your shares are held in an account at a brokerage firm or bank, at 1-800-542-1061. Please have your proxy card in hand in order to access your account and follow the automated instructions. You can also contact Broadridge in writing by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717.

2. Wells Fargo Shareholder Services ("Wells"), our stock transfer agent, if your shares are directly registered with them, at 1-877-602-7615. Please have your proxy card in hand in order to access your account. The Company's code for use of Wells' automated system is 210.

If you received multiple copies of your proxy materials at a single address and would like to request delivery of a single copy in the future, please contact us or our transfer agent as described above.

ANNUAL REPORT TO SHAREHOLDERS

Any shareholder may obtain without charge a copy of our Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2010 including financial statements. Written requests for the Form 10-K should be addressed to David C. Bouc, Corporate Secretary of West Coast Bancorp, at 5335 Meadows Road, Suite 201, Lake Oswego, Oregon 97035.

VOTING VIA THE INTERNET OR BY TELEPHONE

You may vote via the Internet at www.proxyvote.com or may vote telephonically by calling 1-800-690-6903. In either case, have your proxy card in hand and follow the instructions. Votes submitted via the Internet or by telephone must be received by 8:59 pm (PT) on April 25, 2011 (April 22, 2011 for participants in West Coast Bancorp's 401(k) Plan), to be counted.

The telephone and Internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been recorded properly. Shareholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the shareholder.

March 30, 2011

BY ORDER OF THE BOARD OF DIRECTORS



David C. Bouc
Executive Vice President, General Counsel
and Secretary

Appendix A

AMENDMENT TO

RESTATED ARTICLES OF INCORPORATION

OF

WEST COAST BANCORP

The introductory clause and Section A to Article II of the Restated Articles of Incorporation of West Coast Bancorp are amended and restated as follows:

"ARTICLE II

CAPITALIZATION

Immediately upon the filing of this Amendment, each five outstanding shares of the corporation's common stock will be exchanged and combined, automatically, and without further action, into one share of common stock (the "Reverse Stock Split"). Following the Reverse Stock Split, the corporation is authorized to issue 60,000,000 shares of stock divided into two classes as follows:

A. Common Stock: 50,000,000 shares of common stock which shall have unlimited voting rights, subject only to such voting rights as may be specified in respect of preferred stock, and shall have the right to receive the net assets of the corporation upon dissolution, subject only to prior payment of such amount of the net assets of the corporation as may be specified in respect of shares of preferred stock."

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